File No. 812-14971

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FIFTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”), GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 12(d)(3) AND 57(a)(1) AND (2) OF THE 1940 ACT, AND UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA MANAGEMENT, INC., MCC ADVISORS LLC, SOF ADVISORS LLC, STRF ADVISORS LLC, MEDLEY CAPITAL LLC, MOF II MANAGEMENT LLC, MOF III MANAGEMENT LLC, MEDLEY SMA ADVISORS LLC, MCOF MANAGEMENT LLC, AND MEDLEY (ASPECT) MANAGEMENT LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

All Communications, Notices, and Orders to:

John Fredericks, Esq.

Medley Management Inc.

280 Park Avenue, 6th Floor East

New York, NY 10017

Copy to:

Steven B. Boehm, Esq.

Payam Siadatpour, Esq.

Eversheds Sutherland (US) LLP

700 Sixth Street NW, Suite 700

Washington, D.C. 20001-3980

November 13, 2019

i

GLOSSARY OF DEFINED TERMS

Advisers Act	The Investment Advisers Act of 1940, as amended

Amended MCC Merger Agreement	That certain Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and between MCC and Sierra

Amended MDLY Merger Agreement	That certain Amended and Restated Agreement and Plan of Merger, dated as of July 29, 2019, by and among MDLY, Sierra and Merger Sub

Amended Sierra Joint Proxy Statement/Prospectus

The proxy statements of Sierra, MCC and MDLY and the related prospectus of Sierra with respect to the Mergers and related matters, including the issuance of shares of Sierra Common Stock, that was first mailed or otherwise delivered to the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders on or about [ ], 2019, which amends and restates the Joint Proxy Statement/Prospectus and which forms part of the Registration Statement on Form N-14 (File No. 333-228216) filed by Sierra with the SEC

BDC	A company that has elected, under Section 54 of the 1940 Act, to be regulated as a business development company

Code	The Internal Revenue Code of 1986, as amended

Combined Company	Sierra, including Merger Sub, its wholly owned subsidiary, following the consummation of the Mergers

Combined Company Board	The Combined Company’s board of directors

Combined Company Common Stock

Common stock, par value $0.001 per share, of Sierra, which will be listed on the NYSE and is expected to be listed on the Tel Aviv Stock Exchange, with such listings expected to be effective as of the closing date of the Mergers

Combined Company Projections

Certain internal financial analyses and forecasts relating to the Combined Company provided by Management at the request of the financial advisors of each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee

Combined Company Stockholders	The holders of the Combined Company Common Stock

Consolidating Entities	Sierra, MCC, MDLY and Medley LLC

Delaware Court of Chancery	The Court of Chancery of the State of Delaware

Delaware Decision	The Memorandum Opinion issued on March 11, 2019 and revised on March 22, 2019 by the Delaware Court of Chancery in connection with the MCC Stockholder Action

DGCL	The General Corporation Law of the State of Delaware;

DOJ	The Antitrust Division of the U.S. Department of Justice

Eligible Class Members	The class members who hold shares of MCC Common Stock at the MCC Merger Closing and therefore are entitled to receive a portion of the MCC Merger Consideration (as defined herein). For the avoidance of doubt, the Eligible Class Members exclude all Excluded Stockholders. Excluded Stockholders are stipulating defendants, their immediate family, Sierra and any person, firm, trust, corporation, joint venture, partnership, foundation or other entity related to or affiliated with any of the stipulating defendants, members of their immediate families or Sierra (as such terms are defined in the Settlement)

Exchange Agreement	That certain Exchange Agreement, dated as of September 23, 2014, among MDLY, Medley LLC and the Medley LLC Unitholders

Excluded MCC Shares	Shares of MCC Common Stock owned by MCC, Sierra, or any wholly owned subsidiary of MCC or Sierra

Excluded MDLY Shares	Shares of MDLY Class A Common Stock held by MDLY, Sierra, or any wholly owned subsidiary of MDLY or Sierra

Excluded Party

Any third party from whom MCC or any of their respective representatives has received after the date hereof and prior to the No-Shop Period Start Date (as defined herein) a written MCC Merger Competing Proposal (inclusive of any amendment or modification thereto, if delivered prior to the No-Shop Period Start Date) that the MCC Special Committee determines in good faith (such determination to be made no later than the No Shop Period Start Date), after consultation with outside legal counsel and its financial advisors, constitutes or could reasonably be expected to lead to a MCC Merger Superior Proposal; provided that any such third party shall cease to be an Excluded Party upon the earlier of (a) 11:59 p.m. (Eastern Time) on the 14th day following the No-Shop Period Start Date and (b) such time as such third party finally withdraws its MCC Merger Competing Proposal(s); provided, further, that any amendment, supplement or modification to a MCC Merger Competing Proposal shall not constitute withdrawal of a MCC Merger Competing Proposal

FTC	U.S. Federal Trade Commission

GAAP	United States generally accepted accounting principles

Go-Shop Period	Pursuant to Section 7.10 of the Amended MCC Merger Agreement, the period beginning on the date of the Amended MCC Merger Agreement and continuing until 12:01 a.m. on the 65th day after the date of the Amended MCC Merger Agreement or, if earlier, the 60th day after the later of (x) the date of the Amended MCC Merger Agreement or (y) the date on which an independent investment bank selected by the MCC Special Committee is retained by the MCC Special Committee to solicit strategic alternatives for MCC. On July 29, 2019, the MCC Special Committee announced the commencement of the 60 day “go shop” period provided for in Section 7.10 of the Amended MCC Merger Agreement, which would expire on September 27, 2019 at 12:01 A.M.

HSR Act	Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended

Independent Director	With respect to directors of MCC, Sierra and the Combined Company or the Sierra/MDLY Company, as applicable, a person who is not an interested person as defined under Section 2(a)(19) of the 1940 Act, and; for MDLY, a person who is neither an officer of, nor otherwise affiliated with, any of the other Consolidating Entities, other than through his or her directorship with MDLY, and; with respect to each of the Consolidating Entities, a person who does not own more than 5% of the shares of any other Consolidating Entity.

Management	The senior professionals of Medley Advisors, consisting of Brook Taube, Seth Taube, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, and Christopher Taube

MCC	Medley Capital Corporation, a publicly traded BDC

MCC Adverse Recommendation Change	Any action of the MCC Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the MCC Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MCC shall have been commenced, a statement disclosing that the MCC Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MCC Merger Competing Proposal

MCC Advisors	MCC Advisors LLC, the registered investment adviser to MCC

MCC Board	MCC’s board of directors

MCC Common Stock	MCC’s shares of common stock, par value $0.001 per share

MCC Investment Management Agreement	The Amended and Restated Investment Management Agreement by and between MCC and MCC Advisors, dated January 19, 2014

MCC Merger	The merger of MCC with and into Sierra, with Sierra continuing as the surviving company in such merger, as contemplated by the MCC Merger Agreement or the Amended MCC Merger Agreement, as applicable

MCC Merger Agreement	That certain Agreement and Plan of Merger, dated as of August 9, 2018, by and between MCC and Sierra

MCC Merger Closing MCC Merger Closing Date	The closing of the MCC Merger The date on which the MCC Merger Closing occurs

MCC Merger Competing Proposal

Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of 20% or more of any class of equity securities of MCC or Sierra, as applicable, or (ii) any one or more assets or businesses of MCC or its subsidiaries or Sierra or its subsidiaries that constitute 20% or more of the revenues or assets of MCC and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) to liquidate MCC or Sierra, in each case other than the MCC Merger and the other transactions to occur at the MCC Merger Closing in accordance with the MCC Merger Agreement. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date (as defined herein) (or thereafter, for so long as the third party is an Excluded Party (as defined herein)), a MCC Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of MCC or Sierra, as applicable (including by an assignment or novation of, or similar transaction involving, the MCC Investment Management Agreement or the Sierra Investment Advisory Agreement) other than the MCC Merger and the other transactions to occur at Closing in accordance with the Amended MCC Merger Agreement (a “MCC Merger Manager Competing Proposal”)

MCC Merger Consideration	The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock

MCC Merger Effective Time

The time at which the MCC Merger becomes effective, which shall be set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware and articles of merger are filed with the State Department of Assessments and Taxation for the State of Maryland

MCC Merger Superior Proposal

A bona fide written MCC Merger Competing Proposal (but with all references to “20%” in the definition of MCC Merger Competing Proposal being increased to “50%” to the extent relevant to the MCC Merger Competing Proposal in question) made by a third party that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MCC Merger Competing Proposal relative to the MCC Merger and such other factors as the MCC Special Committee or the Sierra Special Committee, as applicable, considers in its discretion to be appropriate, (1) is more favorable to the MCC Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MCC Merger (including any revisions to the terms of the Amended MCC Merger Agreement) or (2) is superior to the transactions contemplated by the Amended MCC Merger Agreement and in the best interests of the MCC Stockholders or the Sierra Stockholders, as applicable, in the case of a MCC Merger Manager Competing Proposal)

MCC Record Date	The record date for determination of the MCC Stockholders of record entitled to vote at the MCC Special Meeting, which is the close of business on [ ], 2019

MCC Special Committee

The special committee of the MCC Board, compromised solely of independent directors of MCC. From January 26, 2018 through March 18, 2019, the MCC Special Committee was comprised of Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, and Mark Lerdal. From March 18, 2019 through April 14, 2019, the MCC Special Committee was comprised of Arthur S. Ainsberg and Karin Hirtler-Garvey. Since April 15, 2019, the MCC Special Committee has been comprised of Arthur S. Ainsberg, Karin Hirtler-Garvey, David A. Lorber, and Lowell W. Robinson

MCC Special Meeting	Special meeting of the MCC Stockholders

MCC Stockholder Action	The consolidated actions pending in the Delaware Court of Chancery under caption of In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM

MCC Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of MCC common stock

MCC Stockholders	The holders of MCC Common Stock

MDLY	Medley Management Inc., a publicly traded asset management firm, which in turn is controlled by Medley Group LLC, an entity wholly owned by Management

MDLY Adverse Recommendation Change	Any action taken by the MDLY Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify a MDLY Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of MDLY shall have been commenced, a statement disclosing that the MDLY Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any MDLY Merger Competing Proposal (as applicable)

MDLY Board	MDLY’s board of directors

MDLY Class A Common Stock	Class A Common Stock, par value $0.01 per share, of MDLY

MDLY Class B Common Stock	Class B Common Stock, par value $0.01 per share, of MDLY

MDLY Common Stock	MDLY Class A Common Stock and MDLY Class B Common Stock, collectively

MDLY Incentive Plan	The Medley Management Inc. 2014 Omnibus Incentive Plan

MDLY Merger	The merger of MDLY with and into Merger Sub, with Merger Sub continuing as the surviving company, as contemplated by the MDLY Merger Agreement or the Amended MDLY Merger Agreement, as applicable

MDLY Merger Agreement	That certain Agreement and Plan of Merger, dated as of August 9, 2018, by and among MDLY, Sierra, and Merger Sub

MDLY Merger Competing Proposal

Any inquiry, proposal or offer made by any third party: (a) to purchase or otherwise acquire, directly or indirectly, in one transaction or a series of transactions (including any merger, consolidation, tender offer, exchange offer, stock acquisition, asset acquisition, binding share exchange, business combination, recapitalization, liquidation, dissolution, joint venture or similar transaction), (i) beneficial ownership (as defined under Section 13(d) of the 1934 Act) of twenty percent (20%) or more of any class of equity securities of MDLY or Sierra, as applicable, or (ii) any one or more assets or businesses of MDLY or its subsidiaries or Sierra or its subsidiaries that constitute twenty percent (20%) or more of the revenues or assets of MDLY and its subsidiaries, taken as a whole, or Sierra and its subsidiaries, taken as a whole, as applicable; or (b) any liquidation of MDLY or Sierra, as applicable, in each case other than the MDLY Merger and the other transactions to occur at closing in accordance with the Amended MDLY Merger Agreement. In addition, during the Go-Shop Period and ending on the No-Shop Period Start Date (as defined herein), a MDLY Merger Competing Proposal includes any inquiry, proposal or offer made by any third party to become the primary investment manager of Sierra (including by an assignment or novation of, or similar transaction involving, the Sierra Investment Advisory Agreement) (a “MDLY Merger Manager Competing Proposal”). For avoidance of doubt, commencing on the No-Shop Period Start Date, in no event shall a MDLY Merger Manager Competing Proposal constitute a MDLY Merger Competing Proposal.

MDLY Merger Effective Time	The time at which the MDLY Merger becomes effective, which shall be set forth in the certificate of merger to be filed with the Secretary of State of the State of Delaware

MDLY Merger Closing	The closing of the MDLY Merger

MDLY Merger Closing Date	The date on which the MDLY Merger Closing occurs

MDLY Merger Consideration

The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares and the applicable cash payment per share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time, as more fully described on page [17] herein

v

MDLY Merger Superior Proposal

A bona fide written MDLY Merger Competing Proposal made by a third party that the MDLY Board or the MDLY Special Committee or the Sierra Board or Sierra Special Committee, as applicable, determines in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of the MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the MDLY Board (or MDLY Special Committee) or Sierra Board (or Sierra Special Committee), as applicable, considers to be appropriate, (1) is more favorable to the MDLY Stockholders or the Sierra Stockholders, as applicable, from a financial point of view than the MDLY Merger and the other transactions contemplated by the Amended MDLY Merger Agreement (including any revisions to the terms of the Amended MDLY Merger Agreement) committed to by Sierra to MDLY in writing in response to such MDLY Merger Competing Proposal made to MDLY or by MDLY to Sierra in writing in response to such MDLY Merger Competing Proposal made to Sierra under certain matching rights provided for in the case of a MDLY Merger Competing Proposal other than a MDLY Merger Manager Competing Proposal; provided however, for these purposes, to the extent relevant to the MDLY Merger Competing Proposal in question, all percentages in subsections (a)(i) and (a)(ii) of the definition of MDLY Merger Competing Proposal shall be increased to fifty percent (50%); or (2) is superior to the transactions contemplated by the Amended MDLY Merger Agreement and in the best interests of the Sierra Stockholders in the case of MDLY Merger Manager Competing Proposal. For the avoidance of doubt, commencing on the No-Shop Period Start Date, in no event shall a MDLY Merger Manager Competing Proposal constitute a MDLY Merger Superior Proposal unless (i) it is a MDLY Merger Competing Proposal under subsections (a) or (b) of the definition of “MDLY Merger Competing Proposal” and (ii) the Sierra Board or the Sierra Special Committee, as applicable, has determined in good faith, after consultation with its outside financial advisors and legal counsel, and taking into account the terms and conditions of such proposal, the party making such proposal, all financial, legal, regulatory and other aspects of such proposal, as well as the likelihood of consummation of such MDLY Merger Competing Proposal relative to the MDLY Merger and such other factors as the Sierra Board or Sierra Special Committee, as applicable, considers to be appropriate, such MDLY Merger Competing Proposal satisfies the requirements of clause (1) above

MDLY Public Stockholders	The non-management holders of MDLY Class A Common Stock

MDLY Record Date	The record date for determination of the MDLY Stockholders of record entitled to vote at the MDLY Special Meeting, which is the close of business on [ ], 2019

MDLY RSUs	The restricted stock units of MDLY outstanding and not previously forfeited under the MDLY Incentive Plan

MDLY Special Committee	The special committee of the MDLY Board, comprised solely of independent directors of MDLY: James E. Eaton, Jeffrey T. Leeds, and Guy Rounsaville, Jr.

MDLY Special Meeting	Special meeting of the MDLY Stockholders

MDLY Stockholder Approval	Approval of the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date

MDLY Stockholders	Holders of MDLY Common Stock

Medley Advisors	Collectively, the activities and operations of Medley LLC and its subsidiaries

Medley LLC	Medley LLC, excluding its subsidiaries

Medley LLC Restricted Units	The restricted Medley LLC Units outstanding and not previously forfeited

Medley LLC Units	The limited liability company units of Medley LLC

Medley LLC Unitholders	The holders of Medley LLC Units, including any person who holds one or more Medley LLC Units at any time on or after July 29, 2019 and prior to the MDLY Merger Effective Time

Medley Parties	MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC

Mergers	Collectively, the MCC Merger and the MDLY Merger

Merger Sub	Sierra Management, Inc., a wholly owned subsidiary of Sierra

MGCL	Maryland General Corporation Law

NAV	Net asset value

Non-Vesting Medley Restricted Units	Certain recently granted restricted Medley LLC Units held by members of Medley LLC

NYSE	The New York Stock Exchange
Plaintiff Attorney Fees	The attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection the MCC Stockholder Action

Proposed Business Combination	The potential three-way combination of Sierra, MCC and MDLY negotiated and evaluated by the MCC Special Committee, the MDLY Special Committee, and the Sierra Special Committee

ROE	Return on equity

SBA	The Small Business Administration

SBIC Subsidiary	Medley SBIC, LP

SEC Settlement

The U.S. Securities and Exchange Commission

The Stipulation of Settlement entered into by and among MDLY, MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC Advisors, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC, on the other hand, on July 29, 2019 and, as amended on August 8, 2019

Settlement Amount

The $17 million in cash (the “Settlement Cash”), together with the $30 million of Sierra Common Stock (the “Settlement Shares”) that, pursuant to the Settlement, the defendant parties to the Settlement (other than MDLY) shall deposit or cause to be deposited to the Settlement Fund

Settlement Fund	A settlement fund that will be formed immediately after the MCC Merger Closing and on the MCC Merger Closing Date

SIC Advisors	SIC Advisors LLC, the registered investment adviser to Sierra

Sierra	Sierra Income Corporation, a non-traded BDC

Sierra Board	Sierra’s board of directors

Sierra Bylaws	The bylaws of Sierra

Sierra Charter	The Second Articles of Amendment and Restatement of Sierra, as supplemented and amended by those certain Articles Supplementary, which were accepted for record by the State of Department of Assessments and Taxation for the State of Maryland on October 5, 2015

Sierra Common Stock	Sierra’s shares of common stock, par value $0.001 per share

Sierra Incentive Plan	An incentive plan to be adopted by Sierra

Sierra Investment Advisory Agreement	The Amended and Restated Investment Advisory Agreement by and between Sierra and SIC Advisors, dated April 6, 2012

Sierra Joint Proxy Statement/Prospectus

The respective proxy statements of Sierra, MCC and MDLY and the related prospectus of Sierra that was first mailed or otherwise delivered to the Sierra Stockholders, the MCC Stockholders, and the MDLY Stockholders on or about December 21, 2018 with respect to the Mergers and the shares of Sierra Common Stock to be issued in connection with the Mergers, all of which form part of the Registration Statement on Form N-14 (File No. 333- 228216) fi led by Sierra with the SEC

Sierra MCC Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MCC Merger Competing Proposal”

Sierra/MDLY Company	Sierra, including Merger Sub, its wholly owned subsidiary, assuming the MDLY Merger is consummated and the MCC Merger is not consummated

Sierra/MDLY Company Board	The board of directors of the Sierra/MDLY Company

Sierra/MDLY Company Common Stock	Common stock, par value $0.001 per share, of Sierra, which will be listed on the NYSE, with such listing expected to be effective as of the closing date of the MDLY Merger, assuming that the MDLY Merger is consummated and the MCC Merger is not consummated

Sierra/MDLY Company Stockholders	The holders of the Sierra/MDLY Company Common Stock

Sierra MDLY Merger Adverse Recommendation Change	Any action taken by the Sierra Board or a committee thereof to (i) withhold, withdraw or modify or qualify, or propose publicly to withhold, withdraw or modify or qualify, the Sierra Board Recommendation, (ii) fail to publicly announce, within 15 business days after a tender offer or exchange relating to the securities of Sierra shall have been commenced, a statement disclosing that the Sierra Board recommends rejection of such tender offer or exchange offer, or (iii) approve, determine to be advisable, or recommend, or propose publicly to approve, determine to be advisable, or recommend, any “MDLY Merger Competing Proposal”

Sierra Record Date	The record date for determination of the Sierra Stockholders of record entitled to vote at the Sierra Special Meeting, which is the close of business on [ ], 2019

Sierra Special Committee Sierra Special Meeting

The special committee of the Sierra Board, compromised solely of independent directors of Sierra: Oliver T. Kane, Valerie Lancaster-Beal, and Stephen R. Byers

Special meeting of the Sierra Stockholders

Sierra Stockholder Approval	The affirmative vote of the holders of a majority of the outstanding shares of Sierra Common Stock

Sierra Stockholders Tax Receivable Agreement	The holders of Sierra Common Stock That certain Tax Receivable Agreement, dated as of September 23, 2014, by and among MDLY and each of the other persons from time to time party thereto

Tax Receivable Termination Agreement	That certain Amended and Restated Termination, Waiver and Lockup Agreement attached to the Amended MDLY Merger Agreement as Exhibit A providing for, among other things, the termination of the Tax Receivable Agreement

Term Sheet	The term sheet (which became terminable on May 15, 2019) setting forth certain terms to be memorialized in a mutually agreeable settlement stipulation subject to approval by the Delaware Court of Chancery in connection with the MCC Stockholder Action, dated April 15, 2019, among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors, Medley LLC, and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand

Vesting Medley Restricted Units	Restricted Medley LLC Units outstanding and not previously forfeited (other than the Non-Vesting Medley Restricted Units)

1933 Act	The Securities Act of 1933, as amended

1934 Act	The Securities Exchange Act of 1934, as amended

1940 Act	The Investment Company Act of 1940, as amended

UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

SIERRA INCOME CORPORATION, MEDLEY CAPITAL CORPORATION, MEDLEY MANAGEMENT INC., SIERRA MANAGEMENT, INC., MCC ADVISORS LLC, SOF ADVISORS LLC, STRF ADVISORS LLC, MEDLEY CAPITAL LLC, MOF II MANAGEMENT LLC, MOF III MANAGEMENT LLC, MCOF MANAGEMENT LLC, MEDLEY SMA ADVISORS LLC, AND MEDLEY (ASPECT) MANAGEMENT LLC

280 Park Avenue, 6th Floor East

New York, NY 10017

File No. 812-14971

Investment Company Act of 1940

FIFTH AMENDED AND RESTATED APPLICATION FOR AN ORDER PURSUANT TO SECTIONS 6(c) AND 57(c) OF THE INVESTMENT COMPANY ACT OF 1940 (THE “1940 ACT”), GRANTING EXEMPTIONS FROM THE PROVISIONS OF SECTIONS 12(d)(3) AND 57(a)(1) AND (2) OF THE 1940 ACT, AND UNDER SECTION 57(i) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER TO PERMIT CERTAIN JOINT TRANSACTIONS OTHERWISE PROHIBITED BY SECTION 57(a)(4) OF THE 1940 ACT AND RULE 17d-1 THEREUNDER

I.       INTRODUCTION

Sierra Income Corporation, Medley Capital Corporation, Medley Management Inc., Sierra Management, Inc., MCC Advisors, SOF Advisors LLC, STRF Advisors LLC, Medley Capital LLC, MOF II Management LLC, Medley SMA Advisors LLC, MOF III Management LLC, MCOF Management LLC, and Medley (Aspect) Management LLC (collectively, the “Applicants”) hereby apply for an exemptive order of the U.S. Securities and Exchange Commission (the “SEC”) under certain provisions of the 1940 Act. The order requested (the “Order”) would permit certain of the Applicants to engage in a series of transactions that would, in effect, restructure the Medley Advisors’ family of companies.

In summary, under the Amended MCC Merger Agreement, MCC will merge with and into Sierra, with Sierra as the surviving company in the MCC Merger and, under the Amended MDLY Merger Agreement, MDLY will merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger. Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. The transactions contemplated by the MCC Merger and the MDLY Merger are collectively referred to as the “Mergers” and, if the MDLY Merger is consummated and the MCC Merger is not consummated, the transaction is referred to as the MDLY Merger. As a result of the Mergers or the MDLY Merger, as applicable, the investment management function relating to the operation of Sierra, as the surviving company, will be effectively internalized. If the Mergers are consummated or the MDLY Merger is consummated, the Combined Company or the Sierra/MDLY Company, as applicable, will wholly own Merger Sub, which will indirectly wholly own each of the Advisers (as defined below) (other than STRF Advisors LLC, which will be majority owned by Merger Sub), including MCC Advisors LLC, which will provide advisory services to the Combined Company or the Sierra/MDLY Company, as applicable. If either of the Amended MCC Merger Agreement (as defined below) or the Amended MDLY Merger Agreement (as defined below) between the applicable parties is terminated, the party initiating the termination may be obligated to pay the other party a termination fee under certain circumstances.

The Applicants request relief, pursuant to Sections 6(c) and 57(c) of the 1940 Act, granting exemptions from the provisions of Sections 12(d)(3) and 57(a)(1) and (2) of the 1940 Act, and under Section 57(i) of the 1940 Act and Rule 17d-1 thereunder,1 to permit the consummation of the MCC Merger and the MDLY Merger, to permit the payment of certain termination fees if, under certain circumstances, the Amended MCC Merger Agreement and/or the Amended MDLY Merger Agreement are terminated, to permit the defendant parties to the Settlement to effect the transactions contemplated by the Settlement, including depositing, or causing to be deposited, the Settlement Cash and the Settlement Shares into the Settlement Fund to be distributed to Eligible Class Members, and to permit Sierra to acquire securities of registered investment advisers pursuant to the MDLY Merger. No exemptive relief previously granted is being consolidated in this application.

In connection with the Mergers or the MDLY Merger, as applicable, [ ], 2019, Sierra filed the Amended Sierra Joint Proxy Statement/Prospectus in connection with the solicitation of proxies for, among other things, approval of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The special meeting of Sierra stockholders (the “Sierra Special Meeting”) will take place on [     ], 2019 at [      ] [A.M./P.M.], Eastern Time, the special meeting of MCC stockholders (the “MCC Special Meeting”) will take place on [      ], 2019 at [      ] [A.M./P.M.], Eastern Time, and the special meeting of MDLY stockholders (the “MDLY Special Meeting”)will take place on [      ], 2019 at [      ] [A.M./P.M.], Eastern Time.

II.       GENERAL DESCRIPTION OF MEDLEY ADVISORS’ ENTITIES

A.	Sierra Income Corporation

Sierra was organized under the MGCL on June 13, 2011 and is an externally managed non-traded BDC that commenced operations through the initiation of a continuous public offering in April 2012. As of June 30, 2019, Sierra had total assets of approximately $1.1 billion and its NAV per share was $6.37. SIC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to Sierra. Until its offering was terminated effective as of July 31, 2018, Sierra offered its shares of common stock (“Sierra Common Stock”) through SC Distributors, Inc., which, as the “wholesaler” for the offering of shares of Sierra Common Stock, entered into numerous selling agreements with broker dealers who sold shares of Sierra Common Stock directly to investors. The Sierra Board currently consists of five members, three of whom are not “interested persons” of Sierra within the meaning of Section 2(a)(19).

B.	Medley Capital Corporation

MCC, organized under the DGCL on January 20, 2011, is an externally managed BDC that commenced operations following the completion of its initial public offering (an “IPO”) in January 2011. As of June 30, 2019, MCC had total assets of approximately $742 million, NAV per share of $4.55, and its closing market price on the NYSE was $2.34. MCC Advisors, a wholly controlled subsidiary of MDLY, is the investment adviser to MCC. The MCC Board currently consists of seven members, four of whom are Independent Directors.

C.	Medley Management Inc.

MDLY was organized under the DGCL on June 13, 2014 and commenced operations on September 29, 2014 upon the completion of its IPO of shares of MDLY Class A Common Stock. MDLY raised $100.4 million, net of underwriting discounts, through the issuance of 6,000,000 shares of MDLY Class A Common Stock at a public offering price of $18.00 per share. The offering proceeds were used to purchase 6,000,000 newly issued LLC Units from Medley LLC. Prior to the IPO, MDLY had not engaged in any business or other activities except in connection with its formation and IPO.

In connection with the IPO, MDLY issued 100 shares of MDLY Class B Common Stock to Medley Group LLC (“Medley Group”), an entity wholly owned by the pre-IPO members of Medley LLC. For so long as the pre-IPO members and then-current Medley personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and units of Medley LLC (“Medley LLC Units”) (excluding those Medley LLC Units held by MDLY) then outstanding, the MDLY Class B Common Stock entitles Medley Group to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement (defined below)) which is currently one-for-one and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of membership units held by such holder times the Exchange Rate.

In connection with the IPO, Medley LLC amended and restated its limited liability agreement to modify its capital structure by reclassifying the 23,333,333 interests held by the pre-IPO members into a single new class of units. The pre-IPO members also entered into an exchange agreement under which they (or certain permitted transferees thereof) have the right, subject to the terms of the exchange agreement, to exchange their Medley LLC Units for shares of MDLY Class A Common Stock on a one-for-one basis, subject to customary conversion rate adjustments for stock splits, stock dividends and reclassifications. In addition, pursuant to the amended and restated limited liability agreement, MDLY became the sole managing member of Medley LLC.

MDLY is a holding company and its sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries.

1 Unless otherwise noted, all section and rule references herein refer to the 1940 Act, and the rules and regulations thereunder, as applicable.

Medley Group LLC, an entity wholly owned by the MDLY pre-IPO owners, holds all 100 issued and outstanding shares of MDLY Class B Common Stock. For so long as the MDLY pre-IPO owners and then-current Medley Advisors personnel hold at least 10% of the aggregate number of shares of MDLY Class A Common Stock and Medley LLC Units (excluding those Medley LLC Units held by MDLY), which MDLY refers to as the “Substantial Ownership Requirement,” the MDLY Class B Common Stock entitles Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to 10 times the number of Medley LLC Units held by such holder times the Exchange Rate. For purposes of calculating the Substantial Ownership Requirement, (1) shares of MDLY Class A Common Stock deliverable to the pre-IPO owners and then-current Medley Advisors personnel pursuant to outstanding equity awards will be deemed then outstanding and (2) shares of MDLY Class A Common Stock and Medley LLC Units held by any estate, trust, partnership or limited liability company or other similar entity of which any pre-IPO owner or then-current Medley Advisors personnel, or any immediate family member thereof, is a trustee, partner, member or similar party will be considered held by such pre-IPO owner or other then-current Medley Advisors personnel. From and after the time that the Substantial Ownership Requirement is no longer satisfied, the MDLY Class B Common Stock will entitle Medley Group LLC, without regard to the number of shares of MDLY Class B Common Stock held by it, to a number of votes that is equal to the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate and entitle each other holder of MDLY Class B Common Stock, without regard to the number of shares of MDLY Class B Common Stock held by such other holder, to a number of votes that is equal to the number of Medley LLC Units held by such holder times the Exchange Rate. At the completion of the IPO, the pre-IPO owners of MDLY were comprised of all of the non-managing members of Medley LLC. However, Medley LLC may in the future admit additional non-managing members that would not constitute pre-IPO owners. If at any time the Exchange Rate, which is the ratio at which Medley LLC Units are exchangeable for shares of MDLY Class A Common Stock, changes from one-for-one as set forth in the Exchange Agreement, the number of votes to which holders of MDLY Class B Common Stock are entitled will be adjusted accordingly. Holders of shares of MDLY Class B Common Stock will vote together with holders of MDLY Class A Common Stock as a single class on all matters on which stockholders are entitled to vote generally, except as otherwise required by law. Other than MDLY, holders of Medley LLC Units, including the pre-IPO owners, are, subject to limited exceptions, prohibited from transferring any Medley LLC Units held by them upon consummation of the IPO, or any shares of MDLY Class A Common Stock received upon exchange of such Medley LLC Units, until the third anniversary of the IPO without the consent of MDLY. Thereafter and prior to the fourth and fifth anniversaries of the IPO, such holders may not transfer more than 33 1/3% and 66 2/3%, respectively, of the number of Medley LLC Units held by them upon consummation of the IPO, together with the number of any shares of MDLY Class A Common Stock received by them upon exchange therefor, without the consent of MDLY. While this agreement could be amended or waived by MDLY, the pre-IPO owners have advised MDLY that they do not intend to seek any waivers of these restrictions. As of June 30, 2019, MDLY had total assets of approximately $75.9 million and its closing market price on the NYSE was $2.46 per share.

There are two sets of notes outstanding at Medley LLC. On August 9, 2016 and October 18, 2016, Medley LLC issued debt consisting of $53.6 million in aggregate principal amount of senior unsecured notes due 2026 at a stated coupon rate of 6.875% (the “2026 Notes”). The net proceeds from these offerings were used to pay down a portion of Medley LLC’s outstanding indebtedness under a term loan facility. Interest is payable quarterly and interest payments commenced on November 15, 2016. The 2026 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of Medley LLC, on or after August 15, 2019 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2026 notes were recorded net of discount and direct issuance costs of $3.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2026 Notes are listed on the NYSE and trades thereon under the trading symbol “MDLX.” The fair value of the 2026 Notes based on their underlying quoted market price was $50.8 million as of June 30, 2019.

On January 18, 2017 and February 22, 2017, Medley LLC issued $69.0 million in aggregate principal amount of senior unsecured notes due 2024 at a stated coupon rate of 7.25% (the “2024 Notes,” and collectively with the 2026 Notes, the “Notes”). The net proceeds from these offerings were used to pay down the remaining portion of Medley LLC’s outstanding indebtedness under its Term Loan Facility with the remaining to be used for general corporate purposes. Interest is payable quarterly and interest payments commenced on April 30, 2017. The 2024 Notes are subject to redemption in whole or in part at any time or from time to time, at the option of Medley LLC, on or after January 30, 2020 at a redemption price per security equal to 100% of the outstanding principal amount thereof plus accrued and unpaid interest payments. The 2024 notes were recorded net of premium and direct issuance costs of $2.8 million which are being amortized over the term of the notes using the effective interest rate method. The 2024 Notes are listed on the NYSE and trades thereon under the trading symbol “MDLQ.” The fair value of the 2024 Notes based on their underlying quoted market price was $67.2 million as of June 30, 2019.

The Notes are publicly traded and listed on the NYSE and trade “flat” (meaning that purchasers do not pay, and sellers do not receive, any accrued and unpaid interest on the Notes that is not included in the trading price). The Notes are direct senior unsecured obligations of Medley LLC and rank pari passu with its existing and future unsecured senior indebtedness. The Notes are effectively subordinated to all existing and future secured indebtedness (including indebtedness that is initially unsecured to which security is subsequently granted), to the extent of the value of the assets securing such indebtedness, and are structurally subordinated to all existing and future indebtedness and other obligations of any subsidiaries. None of the Notes have been redeemed.

None of the Notes are held by any members of Management. It is anticipated that the Notes will remain outstanding as an obligation of Medley LLC and will not be guaranteed by the Combined Company or the Sierra/MDLY Company, as applicable, and that the terms of the Notes will be generally unaffected by the Mergers or the MDLY Merger, as applicable.

D.	Sierra Management, Inc.

Merger Sub is a newly formed wholly owned subsidiary of Sierra organized under the DGCL on August 7, 2018.

E.	The Investment Advisers

As a result of the Mergers or the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, will acquire an indirect 100% ownership interest in Merger Sub, which, as the successor to MDLY, will be a holding company for a number of revenue-generating registered investment advisers, including:

●	SOF Advisors LLC, an investment adviser that will be registered under the Investment Advisers Act of 1940, as amended (the “Advisers Act”) and will serve as an investment adviser to Sierra Opportunity Fund, an externally managed, non-diversified, closed-end management investment company that will be registered under the 1940 Act. SOF Advisors LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, SOF Advisors LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	STRF Advisors LLC, an investment adviser registered under the Advisers Act which serves as an investment adviser to Sierra Total Return Fund, an externally managed, non-diversified, closed-end management investment company registered under the 1940 Act. STRF Advisors LLC is currently a majority owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, STRF Advisors LLC will be an indirect majority owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	MCC Advisors LLC, an investment adviser registered under the Advisers Act, which will serve as the investment adviser to the Combined Company or the Sierra/MDLY Company, as applicable. MCC Advisors LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, MCC Advisors LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	Medley Capital LLC, an investment adviser registered under the Advisers Act, which currently does not provide advisory services to clients. Medley Capital LLC is currently controlled by Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, Medley Capital LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	MOF II Management LLC, an investment adviser registered under the Advisers Act, which serves an as investment adviser to MOF Opportunity Fund II LP, a private fund. MOF II Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, MOF II Management LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	MOF III Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Medley Opportunity Fund III LP, Medley Opportunity Fund Offshore III LP, and Medley Opportunity Fund III (Cayman) Ltd., each of which are private funds. MOF III Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, MOF III Management LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	Medley SMA Advisors LLC, an investment adviser registered under the Advisers Act, which serves as investment adviser to various separately managed accounts (“SMAs”) and Medley Real D (Annuity) LLC, Medley Credit Strategies (KOC) LLC, and Medley Tactical Opportunities LLC, each of which are private funds. Medley SMA Advisors LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, Medley SMA Advisors LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	MCOF Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Medley Credit Opportunity Cayman Fund LP, Medley Credit Opportunity Delaware Fund LP, and Medley Credit Opportunity Fund LP, each of which are private funds. MCOF Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, MCOF Management LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

●	Medley (Aspect) Management LLC, an investment adviser registered under the Advisers Act, which serves as an investment adviser to Aspect-Medley Investment Platform A LP, a private fund. Medley (Aspect) Management LLC is currently a wholly owned subsidiary of Medley LLC and, if the Mergers are consummated or the MDLY Merger is consummated, as applicable, Medley (Aspect) Management LLC will be an indirect wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable (each an “Adviser” and together, collectively with any future registered investment adviser owned by Merger Sub, the “Advisers”).

III.       The MErgers

A.	Applicants’ Representations

1.	Background and Reasons for the Mergers

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its IPO in January 2011. MCC was the first publicly traded BDC to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded BDC.

Medley Advisors understood at the outset that to remain competitive in the middle-market lending space, its advisory clients, including Sierra, MCC, private funds and SMAs (the “Advisory Clients”) advised by Medley Advisors could pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013, Medley Advisors and certain Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in transactions that would otherwise be prohibited by Section 57(a)(4) under the 1940 Act and Rule 17d-1 thereunder.2 Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important. As a result of the Mergers or the MDLY Merger, as applicable, the assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, will increase, which will offer the potential for scale for investment and financing flexibility. In that regard, the Combined Company is expected to have improved access to capital for its prospective borrowers, greater access to financial sponsors, and substantial and higher quality deal flow. Alternatively, if the MDLY Merger is consummated and the MCC Merger is not consummated, the MDLY Merger is expected to be accretive to Sierra’s net investment income (“NII”) and offers the potential for achieving operational efficiencies and synergies that will benefit both Sierra and MDLY.

As described herein, Management’s decision to pursue the Mergers was based on their view that greater scale was necessary to remain competitive in the asset management business.  In that regard, the Proposed Business Combination was expected to increase assets under management, which would offer the potential for scale for investment and financing flexibility, including potentially improving the ability of MCC to comply with the covenants and other obligations under its indebtedness. Moreover, the Combined Company’s enhanced scale was expected to lead to improved access to capital, greater access to financial sponsors, and substantial and higher quality deal flow.  The Delaware Decision also included a finding that financial pressure at MDLY prompted Management’s decision to pursue the Proposed Business Combination. Following the Delaware Decision, and having received updated financial information from all three parties, including MDLY, and advised by independent financial advisors, the parties began the process of reevaluating the available alternatives, including but not limited to, renegotiation of the terms of each of the MCC Merger Agreement and the MDLY Merger Agreement. After a detailed consideration of available alternatives, and taking into account the Delaware Decision, each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee approved the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable.

2.	Summary of the Mergers

The Sierra Special Committee unanimously determined, and recommended that the Sierra Board determine, that the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders. In reaching that conclusion, the Sierra Special Committee noted, among other things, the increased scale of the resulting company, the benefit of providing liquidity to the Sierra Stockholders through a public listing, the financial benefits of the transaction, particularly the accretion in NII and NAV, and the benefits of internalization of asset management. In connection with its consideration of the MCC Merger and the MDLY Merger, while the Sierra Special Committee considered both mergers together, it considered the merits of each merger separately.  In that regard, the Sierra Special Committee and Broadhaven analyzed the value of each of MDLY and MCC separately, except insofar as the value of MDLY was impacted by the MCC advisory contract.

The Sierra Board, including a majority of its Independent Directors, and acting upon the recommendation of the Sierra Special Committee, unanimously approved the Amended MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and resolved to submit the Amended MCC Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at the Sierra Special Meeting. In addition, the Sierra Board, including its Independent Directors, and acting upon the recommendation of the Sierra Special Committee, unanimously approved the Amended MDLY Merger Agreement and the transactions contemplated thereunder, including the MDLY Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MDLY Merger Agreement, and resolved to submit the Amended MDLY Merger Agreement and the matters described therein to the Sierra Stockholders for their approval at the Sierra Special Meeting.

The MCC Special Committee unanimously determined, and recommended that the MCC Board determine, that the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In making this determination, the MCC Special Committee took into account a number of specific financial and business considerations, including, among others, the value of the MCC Merger Consideration (including the higher Exchange Ratio than that initially proposed), the Settlement Amount (as defined below) to be distributed to the Eligible Class Members, the opinion of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”), independent financial advisor to the MCC Special Committee, that the consideration to be received is fair from a financial point of view, the estimated accretion in NII, and the Combined Company’s greater scale and more diversified balance sheet with less exposure to non-accruing loans. The MCC Board, including a majority of its Independent Directors, and acting upon the recommendation of the MCC Special Committee, unanimously approved the Amended MCC Merger Agreement and the transactions contemplated thereunder, including the MCC Merger, upon the terms and subject to the conditions and limitations set forth in the Amended MCC Merger Agreement, and resolved to submit the Amended MCC Merger Agreement and the matters described therein to the stockholders of MCC for their approval at the MCC Special Meeting.

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. In making the determinations and recommendations described above, the MDLY Special Committee took into account a number of considerations, reasons and factors, including, among others, the fairness presentation by Barclays and its fairness opinion, the terms of the Amended MDLY Merger Agreement, the value and form of the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders, the extensive sales processes run by MDLY prior to the execution of the Amended MDLY Merger Agreement, the risks/challenges, timing and uncertainties of alternatives available to MDLY, and the benefits to the Combined Company or the Sierra/MDLY Company, as applicable, that could result from the Mergers or the MDLY Merger, if the MDLY Merger is consummated and the MCC Merger is not consummated.

2 In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 32809 (Sept. 8, 2017) (notice) and 32850 (Oct. 4, 2017) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 32520 (Mar. 3, 2017) (notice) and 32581 (Mar. 29, 2017) (order); In the Matter of Medley Capital Corporation, et al., Investment Company Act Release Nos. 30769 (Oct. 28, 2013) (notice) and 30807 (Nov. 25, 2013) (order)

The MDLY Board, including a majority of its Independent Directors, and acting upon the recommendation of the MDLY Special Committee, unanimously (i) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders, (ii) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, (iii) resolved to submit the Amended MDLY Merger Agreement to the MDLY Stockholders for its adoption, and (iv) recommended that the MDLY Stockholders approve the adoption of the Amended MDLY Merger Agreement.

These determinations are discussed more fully below under “—Reasons for the Mergers – Phase 2 Approval.”

3.	History of the Mergers

a.	Formation of Special Committees

In connection with the potential strategic transactions, each of the Sierra Board, the MCC Board, and the MDLY Board formed special committees, comprised solely of Independent Directors, and granted such special committees the authority to, among other things, evaluate and review the terms of the MCC Merger and/or the MDLY Merger, as applicable, or any alternatives thereto. Each of the Sierra Special Committee, formed on January 26, 2018, the MCC Special Committee, formed on January 26, 2018, and the MDLY Special Committee, formed on February 7, 2018, has retained its own independent legal counsel and independent financial advisor.  This has enabled each of the respective committees to consult with and rely on the advice of professionals who, like the Independent Directors themselves, were independent of the other parties to the transaction and could provide independent advice and guidance.

b.	Description of the Transactions

The Proposed Business Combination would be effected through three separate, yet related, transactions:

●	The Amended MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units (including Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units) held by members of Medley LLC, other than MDLY, to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement and the Tax Receivable Termination Agreement (such exchange, the “Exchange”). As a result of the Exchange, Medley LLC would be wholly owned by MDLY.

●	Immediately following the Exchange:

o

Pursuant to the Amended MCC Merger Agreement, MCC would, on the terms and subject to the conditions set forth in the Amended MCC Merger Agreement, merge with and into Sierra. In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (as defined below) (other than the Excluded MCC Shares) would be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger Closing (collectively, the “MCC Merger Shares” and, such ratio, the “MCC Exchange Ratio”); provided; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock.. The MCC Merger has been approved by each of the MCC Special Committee and the Sierra Special Committee, and is required to be approved by the MCC Stockholders and the Sierra Stockholders.

o	Pursuant to the Settlement, the defendant parties to the Settlement (other than MDLY) shall deposit $17 million in cash and shall deposit or cause to be deposited $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively with the cash, the “Settlement Amount”), to the Settlement Fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to Eligible Class Members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to Eligible Class Members following the completion of the MCC Merger.

o	Pursuant to the Amended MDLY Merger Agreement, MDLY would, on the terms and subject to the conditions set forth in the Amended MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub surviving the MDLY Merger (together with the MCC Merger, the “Mergers”). In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares (as defined in the Amended MDLY Merger Agreement) and Excluded MDLY Shares), held, immediately prior to the MDLY Merger Effective Time, by any person other than a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock, provided that cash will be paid in lieu of fractional shares of Sierra Common Stock (the “MDLY Class A Merger Shares” and such ratio, the “MDLY Class A Exchange Ratio”); plus (ii) cash in an amount equal to $2.96 per share (the “MDLY Class A Merger Cash Consideration” and together with the MDLY Class A Merger Shares, the “MDLY Class A Merger Consideration”). In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding, immediately prior to the MDLY Merger Effective Time (other than any Dissenting Shares and Excluded MDLY Shares), held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder, will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock (the “MDLY Unitholder Merger Shares” and such ratio, the “MDLY Unitholder Exchange Ratio” and together with MDLY Class A Exchange Ratio, the “MDLY Exchange Ratios”), provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share (the “MDLY Unitholder Merger Cash Consideration” and together with the MDLY Class A Merger Cash Consideration, the “MDLY Cash Consideration”). Each share of MDLY Class B Common Stock, issued and outstanding immediately prior to the MDLY Merger Effective Time, other than Dissenting Shares, will be canceled without consideration therefor. The Amended MDLY Merger Agreement has been approved by both the MDLY Special Committee and the Sierra Special Committee, respectively, and, based upon the respective recommendations of the MDLY Special Committee and the Sierra Special Committee, the MDLY Board and the Sierra Board approved the Amended MDLY Merger Agreement. The Amended MDLY Merger Agreement is required to be approved by the MDLY Stockholders and the Sierra Stockholders.

Pursuant to terms of the Amended MCC Merger Agreement, the consummation of the MCC Merger is conditioned upon the satisfaction or waiver of each of the conditions to closing under the Amended MDLY Merger Agreement and the consummation of the MDLY Merger. However, pursuant to the terms of the Amended MDLY Merger Agreement, the consummation of the MDLY Merger is not conditioned upon the consummation of the MCC Merger. If the Mergers are, or only the MDLY Merger is consummated, Sierra, as the Combined Company or the Sierra/MDLY Company, as applicable, would apply for listing of Sierra Common Stock on the NYSE, with such listing to be effective as of the closing date of the Mergers or the MDLY Merger, as applicable. If the MCC Merger is also consummated, Sierra Common Stock will be listed on the Tel Aviv Stock Exchange, with such listing expected to be effective as of the closing date of the Mergers. As a result of the Exchange and if both Mergers are completed, the investment portfolios of MCC and Sierra would be combined, Merger Sub, as the surviving company in the MDLY Merger, would be a wholly owned subsidiary of the Combined Company, and the Combined Company would be internally managed by its wholly owned investment adviser subsidiary. However, if the MDLY Merger is consummated and the MCC Merger is not consummated, the investment portfolios of MCC and Sierra would not be combined; however, Merger Sub, as the surviving company in the MDLY Merger, would be a wholly owned subsidiary of the Sierra/MDLY Company, and the Sierra/MDLY Company would be internally managed by its wholly owned investment adviser subsidiary. If both Mergers are consummated, MCC Stockholders and MDLY Stockholders would become stockholders of the Combined Company (the “Combined Company Stockholders”) and, if the MDLY Merger is consummated and the MCC Merger is not consummated, MDLY Stockholders would become stockholders of the Sierra/MDLY Company (the “Sierra/MDLY Company Stockholders”).

Also, as a result of the Mergers or the MDLY Merger, the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement will terminate. However, for the reasons described more fully below, the Combined Company or the Sierra/MDLY Company, as applicable, will enter into an advisory agreement with MCC Advisors (the “New Investment Advisory Agreement”). The New Investment Advisory Agreement will contain substantially the same terms as the Sierra Investment Advisory Agreement. Notwithstanding that there will be no change in the advisory fee charged to the Combined Company or the Sierra/MDLY Company, as applicable, for advisory services under the New Investment Advisory Agreement, the New Investment Advisory Agreement will be subject to the requirements of Section 15(c). The Combined Company Board or the Sierra/MDLY Company Board will perform a review of the New Investment Advisory Agreement pursuant to Section 15(c). All management employees are currently employed at Medley Capital LLC and provide services to Sierra through SIC Advisors pursuant to an inter-company servicing agreement. That structure would remain in place following closing of a transaction, with Medley Capital LLC becoming a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable.

c.	The Amended MCC Merger Agreement

Pursuant to the Amended MCC Merger Agreement, subject to certain conditions described therein, at the MCC Merger Closing, MCC will merge with and into Sierra, and the separate corporate existence of MCC will cease. Sierra would be the surviving company in the MCC Merger and would continue its existence as a corporation under the MGCL. The MCC Merger will become effective at the time (the “MCC Merger Effective Time”) set forth in a certificate of merger (the “MCC Certificate of Merger”) to be filed with the Secretary of State of the State of Delaware (the “Delaware Secretary”) and articles of merger (the “MCC Articles of Merger”) to be filed with the State Department of Assessments and Taxation for the State of Maryland (“SDAT”).

i.	Consideration

In the MCC Merger, each share of MCC Common Stock issued and outstanding immediately prior to the MCC Merger Effective Time (other than Excluded MCC Shares) will be converted into the right to receive (i) 0.68 shares of Sierra Common Stock if the Plaintiff Attorney Fees are less than or equal to $10,000,000; (ii) 0.66 shares of Sierra Common Stock if the Plaintiff Attorney Fees are equal to or greater than $15,000,000; (iii) between 0.68 and 0.66 per share of Sierra Common Stock if the Plaintiff Attorney Fees are greater than $10,000,000 but less than $15,000,000, calculated on a descending basis, based on straight line interpolation between $10,000,000 and $15,000,000; or (iv) 0.66 shares of Sierra Common Stock in the event that the Plaintiff Attorney Fees are not determined prior to the MCC Merger closing; provided, however, that a holder of MCC Common Stock who would otherwise be entitled to receive a fraction of a share of Sierra Common Stock will, with respect to such fractional share, instead receive an amount in cash (rounded to the nearest cent) determined by multiplying (i) the most recently determined NAV per share of Sierra Common Stock by (ii) the fractional share (after taking into account all shares of MCC Common Stock held by such holder at the MCC Merger Effective Time and rounded to the nearest thousandth when expressed in decimal form) that such holder would otherwise be entitled to receive. The MCC Merger Shares and such cash payable in lieu of fractional shares of Sierra Common Stock is referred to collectively as the “MCC Merger Consideration.” It is intended that the MCC Merger will constitute a “reorganization” within the meaning of Section 368(a) of the Code, and that the Amended MCC Merger Agreement will constitute a “plan of reorganization” for such purposes.

The parties intended the Phase 1 MDLY Merger to qualify as a tax-free reorganization for U.S. federal income tax purposes.  In that regard, for tax-related purposes it was beneficial to break the consideration up into two separate dividends. However, the Phase 2 MDLY Merger is, for U.S. federal income tax purposes, expected to be a taxable transaction.  As a result, the parties were able to simplify the structure of the MDLY Merger Consideration and opted to eliminate the declaration and payment of separate dividends and pay the entire cash payment per share of MDLY Class A Common Stock as part of the MDLY Merger Consideration, with the unaffiliated MDLY Stockholders receiving a higher per share amount.

The Amended MCC Merger Agreement provides that if, between the date of the Amended MCC Merger Agreement and the MCC Merger Effective Time, the outstanding shares of Sierra Common Stock are increased, decreased, changed into or exchanged for a different number or kind of shares or securities as a result of a reclassification, stock dividend, stock split, reverse stock split, or other similar change and specifically excluding sales of Sierra Common Stock, sales of Sierra equity-linked securities, and issuance of Sierra Common Stock pursuant to Sierra’s distribution reinvestment plan or otherwise in lieu of a portion of any cash dividend declared by Sierra, an appropriate and proportionate adjustment will be made to the MCC Exchange Ratio.

Prior to the MCC Merger Closing Date (as defined below), in the event that MCC has undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) or net capital gain (as defined in Section 1221(11) of the Code) for MCC’s short taxable year ending on the MCC Merger Closing Date, MCC is required to declare a dividend (the “Final MCC Dividend”) to MCC Stockholders. The Final MCC Dividend, together with all previous MCC dividends with respect to MCC’s taxable year ending on the MCC Merger Closing Date, must result in MCC distributing to MCC Stockholders all of MCC’s undistributed investment company taxable income (as defined in Section 852(b)(2) of the Code) and all of MCC’s net capital gain (as defined in Section 1221(11) of the Code) for MCC’s taxable year ending on the MCC Merger Closing Date. If MCC determines it necessary to declare a Final MCC Dividend, it must notify Sierra at least ten days prior to the MCC Special Meeting.

ii.	Sierra Charter and Bylaws

Pursuant to the Amended MCC Merger Agreement, the Sierra Board has reviewed and approved the Third Articles of Amendment and Restatement of Sierra (the “Third Amended and Restated Sierra Charter”) and the Articles of Amendment to the Third Articles of Amendment and Restatement of Sierra (the “Articles of Amendment to the Third Amended Restated Sierra Charter” together with the Third Amended and Restated Sierra Charter, the “Sierra Charter Amendments”) in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time. Approval of the Third Amended and Restated Sierra Charter is a condition to closing under the Amended MCC Merger Agreement, but approval of the Articles of Amendment to the Third Amended Restated Sierra Charter is not.

The Sierra Board has also reviewed and approved an amendment and restatement of the Sierra Bylaws (the “Amended and Restated Sierra Bylaws”) in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MCC Merger Effective Time.

iii.	Officers and Directors of the Surviving Company

Under the Amended MCC Merger Agreement, Sierra has agreed to take such actions as may be required by the Sierra Charter and Sierra Bylaws in order to appoint individuals to serve as directors of Sierra, as the surviving company in the MCC Merger, effective as of the MCC Merger Effective Time, which individuals shall consist of the current Independent Directors of Sierra, one interested director of Sierra, one Independent Director of MCC who will be selected by the Independent Directors of Sierra, and, if the Independent Directors of Sierra elect in their sole discretion, an additional Independent Director who will be selected by the Independent Directors of Sierra. In addition, effective as of the MCC Merger Effective Time, one of the current Independent Directors of Sierra shall be appointed to serve as the Chair of the Combined Company Board.

In addition, the Sierra Board has appointed the individuals who will serve as the officers of Sierra, as the surviving company in the MCC Merger, following the MCC Merger Effective Time.

iv.	Closing of the MCC Merger

Unless extended by mutual agreement of MCC and Sierra, the MCC Merger Closing will take place at 10:00 a.m. on a date and at a place to be specified by the parties, which will be no later than five business days after the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MCC Merger Closing (as set forth in the Amended MCC Merger Agreement and as described in “— Conditions to the MCC Merger”), other than conditions that by their terms are to be satisfied at the MCC Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MCC Merger Closing actually occurs is referred to as the “MCC Merger Closing Date.”

Contemporaneously with the MCC Merger Closing, Sierra will file or cause to be filed the Certificate of Merger with the Delaware Secretary, and the MCC Articles of Merger with SDAT. The MCC Merger will become effective at the MCC Merger Effective Time set forth in the Certificate of Merger and Articles of Merger.

v.	Representations and Warranties

The Amended MCC Merger Agreement contains certain representations and warranties made by MCC to Sierra and Sierra to MCC including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the Amended MCC Merger Agreement and unanimous board approval of the MCC Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	third party and governmental consents and approvals;

●	reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MCC Special Committee and the Sierra Special Committee, as applicable;

●	information to be provided by MCC or Sierra or their respective representatives for inclusion in the Amended Sierra Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters; and

●	knowledge regarding reorganization and approval matters.

vi.	Covenants Relating to the Conduct of the Business

Under the Amended MCC Merger Agreement, Sierra and MCC have agreed that, except as expressly contemplated by or permitted by the Amended MCC Merger Agreement or the Amended MDLY Merger Agreement or with the prior written consent of the other party, during the period from the date of the Amended MCC Merger Agreement to the MCC Merger Effective Time, (a) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the Amended MCC Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MCC will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MCC either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the Amended MCC Merger Agreement or to perform its covenants and agreements under the Amended MCC Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MCC has agreed, except as expressly contemplated or permitted by the Amended MCC Merger Agreement or as set forth in a schedule to the Amended MCC Merger Agreement, without the prior written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	other than in the ordinary course of business consistent with past practice, incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) the Final MCC Dividend, if necessary, (ii) its regular quarterly dividend consistent with past practice of no more than $0.10 per share (or in such lower amount as may be determined by MCC in the MCC Board’s discretion), and (iii) dividends paid by any of MCC’s subsidiaries to MCC or to any of its wholly owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MCC or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the Amended MCC Merger Agreement and set forth in MCC’s disclosure schedule to the Amended MCC Merger Agreement;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code or take any action, or knowingly fail to take any action, inconsistent with the treatment of the MCC Merger as a reorganization for U.S. federal income tax purposes;

●

amend the MCC certificate of incorporation (the “MCC Certificate”) or the MCC bylaws (the “MCC Bylaws”) or the organizational documents of any subsidiary of MCC, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the Amended MCC Merger Agreement) of MCC (or any contract that, if existing as of the date of the Amended MCC Merger Agreement, would be a material contract of MCC), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MCC or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MCC Merger, (iii) the termination of a material contract of MCC specifically contemplated by the Amended MCC Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MCC in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case other than a wholly owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of MCC as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly owned subsidiary of MCC);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2020 (the “MCC Merger Outside Date”) the consummation of the transactions contemplated by the Amended MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the Amended MCC Merger Agreement or as set forth in a schedule to the Amended MCC Merger Agreement, without the written consent of MCC (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the Amended MCC Merger Agreement, except in furtherance of its investment objective as set forth in reports filed with the SEC by Sierra;

●	take any action, or knowingly fail to take any action, which action or failure to act is reasonably likely to prevent the MCC Merger from qualifying as a “reorganization” within the meaning of Section 368(a) of the Code;

●	enter into any agreement with respect to, or amend any agreements relating to, its capital stock or indebtedness;

●	except as discussed above under “—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, the MCC Certificate or the MCC Bylaws in a manner that would adversely affect MCC, the MCC Stockholders or the transactions contemplated by the Amended MCC Merger Agreement;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract of Sierra (as defined in the Amended MCC Merger Agreement) or any contract that, if existing as of the date of the Amended MCC Merger Agreement, would be a material contract of Sierra, in each case other than (i) any termination or renewal in accordance with the terms of any existing material contract of Sierra that occurs automatically without any action (other than notice of renewal) by Sierra or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract of Sierra as required or necessitated to obtain any required approval in connection with the MCC Merger, or (iii) the termination of a material contract specifically contemplated by the Amended MCC Merger Agreement;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary, in each case, other than a wholly owned subsidiary;

●	materially amend any income tax return or any other material tax return;

●	settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment;

●	enter into any material closing agreement related to taxes, except in each case unless required by tax law or necessary or appropriate to preserve the status of any subsidiary of Sierra as a disregarded entity or partnership for U.S. federal income tax purposes;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MCC Merger Consideration due at the MCC Merger Closing;

●	enter into any contract involving or relating to, or otherwise approve, any liquidation, dissolution, merger, consolidation, restructuring, recapitalization, reorganization or similar transaction;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MCC Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MCC Merger Outside Date the consummation of the transactions contemplated by the Amended MCC Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

vii.	Nonsolicitation of Competing Transactions

On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement. The description of the “go-shop” process below reflects the provisions in the Amended MCC Merger Agreement as in effect during the “Go-Shop” Period that expired on September 27, 2019 and the period through October 11, 2019 with respect to certain Excluded Parties. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “—The MCC “Go-Shop” Process.”

In each case, MCC’s and Sierra’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MCC Merger Agreement.

Pursuant to the Amended MCC Merger Agreement, if at any time prior to the date that MCC Stockholder approval is obtained (in the case of MCC) or Sierra Stockholder approval is obtained (in the case of Sierra), in the event that MCC (or its representatives on MCC’s behalf) or Sierra (or its representatives on Sierra’s behalf) receives a MCC Merger Competing Proposal from any third party, subject to the rights of MCC with respect to Excluded Parties pursuant to the Amended MCC Merger Agreement,

●	during the Go-Shop Period, Sierra and the Sierra Board and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MCC Merger Competing Proposal and its representatives and affiliates (without the Sierra Board being required to make the determination that (A) such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal and (B) failure to consider such MCC Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra under applicable law),

●	after the No-Shop Period Start Date, but prior to the date that the MCC Stockholder approval is obtained (in the case of MCC) or the Sierra Stockholder approval is obtained (in the case of Sierra), MCC and its representatives or Sierra and its representatives, as applicable, may contact such third party to clarify any ambiguous terms and conditions thereof (without the MCC Board or the Sierra Board, as applicable, being required to make the determination set forth in the following bullet point), and

●	after the No-Shop Period Start Date, but prior to the date that the MCC Stockholder approval is obtained (in the case of MCC) or the Sierra Stockholder Approval is obtained (in the case of Sierra), subject to satisfaction of certain procedural requirements (including without limitation the requirement that such third party (if not already bound) enter into a confidentiality agreement with MCC or Sierra, as applicable, on terms no less favorable than the existing confidentiality agreement between MCC and Sierra (unless MCC or Sierra, as applicable, agrees to amend the existing confidentiality agreement to reflect such more favorable terms); provided that the confidentiality agreement with the third party need not restrict the making of competing proposals to MCC or the MCC Board or to Sierra or the Sierra Board, as applicable), MCC and the MCC Board and its representatives or Sierra and the Sierra Board and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MCC Merger Competing Proposal and its representatives and affiliates if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that:

o	such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal, and

o	failure to consider such MCC Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MCC or Sierra, as applicable, under applicable law, provided that such receipt of such MCC Merger Competing Proposal did not result from any material breach by the receiving party of any of the non-solicitation provisions of the Amended MCC Merger Agreement and certain other procedural requirements are satisfied.

No later than two (2) business days after the No-Shop Period Start Date, MCC will notify Sierra of the identity of each Excluded Party as of such time. In addition, until the earlier of the MCC Merger Effective Time and termination of the Amended MCC Merger Agreement, each of MCC and Sierra has agreed, as promptly as reasonably practicable, and in any event within two business days of receipt by it or any of its representatives (other than from any Excluded Party in the case of MCC) of any MCC Merger Competing Proposal or any inquiry that could reasonably be expected to lead to a MCC Merger Competing Proposal, to deliver to the other party a written notice setting forth: (A) the identity of the third party making such MCC Merger Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of the Amended MCC Merger Agreement) and (B) the material terms and conditions of any such MCC Merger Competing Proposal. Thereafter, MCC and Sierra are obligated to keep the other party reasonably informed of any material amendment or modification of any such MCC Merger Competing Proposal on a prompt basis, and in any event within two business days following such material amendment or modification. For the avoidance of doubt, MCC shall not be required to disclose to Sierra any terms or conditions of any MCC Merger Competing Proposal made by an Excluded Party.

Sierra and MCC further agreed that, except as described below:

●	the MCC Board would not effect a MCC Adverse Recommendation Change and the Sierra Board would not effect a Sierra Merger Agreement Adverse Recommendation Change (each, a “MCC Merger Adverse Recommendation Change”);

●	the MCC Board would not approve or recommend, or allow MCC to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MCC Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MCC Merger Agreement), and

●	the Sierra Board would not approve or recommend, or allow Sierra to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MCC Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MCC Merger Agreement).

Notwithstanding the foregoing, if at any time prior to the receipt of MCC Stockholder approval (in the case of MCC) or the Sierra Stockholder approval (in the case of Sierra), MCC or Sierra, as the case may be, has received a MCC Merger Competing Proposal that the MCC Special Committee or the Sierra Special Committee, as the case may be, has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a MCC Merger Superior Proposal, the MCC Board or Sierra Board, as applicable, may (a) make a MCC Merger Adverse Recommendation Change in connection with such MCC Merger Superior Proposal if the board of directors effecting the MCC Merger Adverse Recommendation Change determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make a MCC Merger Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MCC Board or Sierra Board, as applicable, under applicable law, and/or (b) authorize, adopt or approve such MCC Merger Superior Proposal and cause or permit MCC or Sierra, as applicable, to enter into a definitive agreement with respect to such MCC Merger Superior Proposal concurrently with the termination of the Amended MCC Merger Agreement, but in each case only after providing notice to the other party of its intention to make a MCC Merger Adverse Recommendation Change and/or to accept a MCC Merger Superior Proposal, as applicable, and entering into good faith negotiations to eliminate the need for such MCC Merger Adverse Recommendation Change and/or to cause such MCC Merger Superior Proposal to no longer constitute a MCC Merger Superior Proposal.

However, in no event is MCC restricted from making any MCC Adverse Recommendation Change resulting from a MCC Merger Superior Proposal made by an Excluded Party or terminating the Amended MCC Merger Agreement in connection with entering into a definitive agreement with an Excluded Party for a MCC Merger Superior Proposal made by such Excluded Party or making a MCC Adverse Recommendation Change resulting from a MCC Merger Superior Proposal from an Excluded Party.

viii.	Go-Shop Period

On October 14, 2019, MCC announced that the “go-shop” conducted by the MCC Special Committee did not produce a MCC Merger Superior Proposal. The MCC Board continues to recommend that the MCC Stockholders adopt the Amended MCC Merger Agreement. The description of the “go-shop” process below reflects the provisions in the Amended MCC Merger Agreement as in effect during the “Go-Shop” Period that expired on September 27, 2019 and the period through October 11, 2019 with respect to certain Excluded Parties. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “— The MCC “Go-Shop” Process.”

Pursuant to the terms of the Amended MCC Merger Agreement, during the Go-Shop Period beginning on the date of the Amended MCC Merger Agreement and continuing until 12:01 a.m. on September 27, 2019 (the “No-Shop Period Start Date”): (A) MCC and its representatives shall have the right to directly or indirectly (i) solicit, initiate, propose, cause or induce the making, submission or announcement of, or encourage, facilitate or assist, whether publicly or otherwise, any MCC Merger Competing Proposal (or any inquiry, proposal or offer that could lead to a MCC Merger Competing Proposal), (ii) subject to the entry into, and in accordance with, an acceptable confidentiality agreement, the MCC Special Committee, in its discretion, may furnish to any person (and its representatives and financing sources subject to the terms and obligations of such acceptable confidentiality agreement applicable to such person) any non-public information relating to MCC or afford to any such person (and such representatives and financing sources) access to the business, properties, assets, books, records and other non-public information, and to any personnel, of MCC (provided that, subject to certain limits, MCC will provide to Sierra any information relating to MCC that was not previously provided or made available to Sierra prior to or concurrently with the time it is furnished to such person), in any such case with the intent to induce the making, submission and announcement of, and to encourage, facilitate and assist, any proposal or inquiry that constitutes, or is reasonably expected to lead to, a MCC Merger Competing Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to a MCC Merger Competing Proposal, and (iii) engage in, enter into, continue, maintain, or otherwise participate in, any discussions or negotiations with any persons (and their respective representatives, including potential financing sources) with respect to any MCC Merger Competing Proposal (or inquiries, proposals or offers or other efforts that could lead to a MCC Merger Competing Proposal) and cooperate with or assist or participate in or facilitate any such inquiries, proposals, offers, discussions or negotiations or any effort or attempt to make any MCC Merger Competing Proposals; and (B) the MCC Board shall have the right to make a MCC Adverse Recommendation Change.

In addition, in the event Sierra receives a MCC Merger Competing Proposal during the Go-Shop Period, Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives may engage in negotiations or substantive discussions with, or furnish any information and other access to, the person making such MCC Merger Competing Proposal and its representatives and affiliates, without the Sierra Board being required to determine that (A) such MCC Merger Competing Proposal either constitutes a MCC Merger Superior Proposal or could reasonably be expected to lead to a MCC Merger Superior Proposal and (B) failure to consider such MCC Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of Sierra under applicable law.

ix.	Transaction Expenses

Under the Amended MCC Merger Agreement, all fees and expenses incurred in connection with the MCC Merger, the Amended MCC Merger Agreement, and the transactions contemplated by the Amended MCC Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the amended Registration Statement on Form N-14 and the Amended Sierra Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MCC Merger, and the fees of any HSR Act filing will be borne equally by MCC and Sierra.

x.	Conditions to the MCC Merger

MCC and Sierra will not be obligated to complete the MCC Merger unless a number of conditions are satisfied or waived, including, among others:

●	the receipt of MCC Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the Securities Act and no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MCC Merger Shares, the shares of Sierra Common Stock to be issued in the MDLY Merger, and the Settlement Shares shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MCC Merger Closing Date;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MCC Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MCC Merger or any of the other transactions contemplated by the Amended MCC Merger Agreement shall be in effect;

●	any waiting period (and any extension thereof) applicable to the MCC Merger under the HSR Act shall have expired or been terminated;

●	each of the conditions to the MDLY Merger Closing (as defined below) shall have been satisfied or appropriately waived, and the MDLY Merger shall be consummated simultaneously with the MCC Merger;

●	Sierra and MCC Advisors shall have executed and delivered the New Investment Advisory Agreement, to be effective as of the MCC Merger Effective Time, and such agreement shall have been approved by the Sierra Board and received requisite Sierra Stockholder Approval each in accordance with all applicable requirements of Section 15 of the 1940 Act;

●	MCC and MCC Advisors shall have executed a termination agreement terminating the MCC Investment Management Agreement between MCC and MCC Advisors, effective as of the MCC Merger Closing Date;

●	Sierra and SIC Advisors shall have executed a termination agreement terminating the Sierra Investment Advisory Agreement, effective as of the MCC Merger Closing Date;

●	Sierra or MCC, as the case may be, shall have obtained certain consents and approvals relating to their respective joint venture arrangements with respect to Sierra Senior Loan Strategy JV I LLC and MCC Senior Loan Strategy JV I LLC, respectively;

●	in connection with the Amended MDLY Merger Agreement, MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time (as defined below), of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	there being no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger shall, following the MDLY Merger, be, being treated as a portfolio investment of the Combined Company and reflected in the Combined Company’s consolidated financial statements at fair value for accounting purposes, and that the Combined Company’s financial results will not be consolidated into the financial statements of the Combined Company;

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MCC Common Stock, seeking to restrain or prohibit the consummation of the MCC Merger or any other transaction contemplated by the Amended MCC Merger Agreement or seeking to obtain from MCC or Sierra any damages that are material in relation to MCC and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MCC and its subsidiaries;

●	the parties shall have received the written opinion of Eversheds Sutherland (US) LLP (or such other counsel as may be reasonably satisfactory to the parties), dated as of the MCC Merger Closing Date and in form and substance reasonably satisfactory to the parties, to the effect that, on the basis of facts, representations and assumptions set forth or referred to in such opinion, the MCC Merger will qualify as a reorganization within the meaning of Section 368(a) of the Code;

●	Seth Taube shall have resigned from the Sierra Board; and

●	the MCC Stockholder Action shall have been settled pursuant to the Settlement, the Settlement shall have been approved by the Delaware Court of Chancery and the judgment entered by the Delaware Court of Chancery finding the terms of the settlement reflected in the Settlement to be fair and reasonable, approving the Settlement as to the MCC Stockholder Action, providing for dismissal with prejudice of the MCC Stockholder Action and approving the release of all claims being released under or pursuant to the Settlement shall have become final and binding on the parties to the MCC Stockholder Action; provided, however, that any disputes or appeals relating solely to the amount, payment or allocation of Plaintiff Attorney Fees shall have no effect on finality of the Settlement for purposes of satisfying this condition.

xi.	Termination of the Amended MCC Merger Agreement

The Amended MCC Merger Agreement generally may be terminated, whether before or after the receipt of the MCC Stockholder Approval or the Sierra Stockholder Approval:

(a)	by the mutual written agreement of MCC and Sierra;

(b)	by either MCC or Sierra, if any governmental entity whose consent or approval is a condition to the MCC Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Amended MCC Merger Agreement;

(c)	by either MCC or Sierra, if the MCC Merger will not have been consummated on or prior to the MCC Merger Outside Date, unless the failure of the MCC Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the Amended MCC Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Amended MCC Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MCC Merger Closing to occur by or prior to the MCC Merger Outside Date;

(d)	by either Sierra or MCC, at any time prior to the MCC Merger Effective Time, in the event that (i) MCC or Sierra, as the case may be, has failed to obtain the MCC Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the MCC Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MCC Merger, or (ii) the Amended MDLY Merger Agreement has been terminated;

(e)	by either MCC or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Amended MCC Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the Amended MCC Merger Agreement on the part of MCC, in the case of a termination by Sierra, or Sierra, in the case of a termination by MCC, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MCC Merger Closing Date, the failure of certain closing conditions set forth in the Amended MCC Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MCC Board has effected an MCC Adverse Recommendation Change prior to receipt of MCC Stockholder Approval, (ii) in the event that the MCC Board has approved or authorized MCC or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MCC Merger Competing Proposal or (iii) MCC fails to include the recommendation of the MCC Board in the Amended Sierra Joint Proxy Statement/Prospectus;

(g)	by MCC, in the event that (i) (A) MCC has received an MCC Merger Superior Proposal, (B) subject to MCC’s compliance with the Amended MCC Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the Amended MCC Merger Agreement, MCC Board or any authorized committee thereof has authorized MCC to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the Amended MCC Merger Agreement, MCC pays Sierra the termination fee under the Amended MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the MCC Board or any authorized committee thereof has effected an MCC Adverse Recommendation Change in accordance with the applicable provisions of the Amended MCC Merger Agreement;

(h)	by MCC, (i) within 10 business days after the Sierra Board has effected a Sierra MCC Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MCC Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Amended Sierra Joint Proxy Statement/Prospectus;

(i)	by Sierra, in the event that: (i) (A) Sierra has received a MCC Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the Amended MCC Merger Agreement as it relates to negotiating in good faith with MCC regarding the potential amendment of the Amended MCC Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal, and (C) concurrently with the termination of the Amended MCC Merger Agreement, Sierra pays MCC the termination fee under the Amended MCC Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MCC Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MCC Merger Adverse Recommendation Change in accordance with the applicable provisions of the Amended MCC Merger Agreement; and

(j)	by either MCC or Sierra at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement.

Under the Amended MCC Merger Agreement, Sierra and MCC may be obligated, under certain circumstances, to pay the other party a termination fee of $6,000,000 in cash. The Amended MCC Merger Agreement does not require payment of a termination fee if the Amended MCC Merger Agreement is terminated by either MCC or Sierra at any time during the Go-Shop Period if the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion that MCC or Sierra should pursue a strategic alternative that the MCC Special Committee or the Sierra Special Committee, as applicable, determines in its sole and absolute discretion is superior to the transactions contemplated by the Amended MCC Merger Agreement. In addition, the termination fee is $0 if the Amended MCC Merger Agreement is terminated on or after the No-Shop Period Start Date but prior to 11:59 p.m. (Eastern Time) on October 11, 2019 by (i) MCC in connection with MCC entering into a definitive agreement with any Excluded Party (as defined herein) or in connection with an “adverse recommendation change” resulting from a MCC Merger Superior Proposal made by an Excluded Party; or (ii) by Sierra in connection with an “adverse recommendation change” resulting from a MCC Merger Superior Proposal made by an Excluded Party or the MCC Board’s approval or authorization of MCC to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement, or other similar agreement with respect to a MCC Merger Superior Proposal with an Excluded Party.

In the event the Amended MCC Merger Agreement is terminated by either MCC or Sierra, the Amended MCC Merger Agreement shall become void and have no effect as provided in Section 9.2 of the Amended MCC Merger Agreement, except that the provisions of the Amended MCC Merger Agreement relating to the following will survive any such termination: (i) all information and materials provided pursuant to the Amended MCC Merger Agreement will remain subject to the provisions of the Confidentiality Agreement entered into between the parties since July 16, 2018 as set forth in Section 7.2(c) of the Amended MCC Merger Agreement, (ii) the effect of any termination of the Amended MCC Merger Agreement under Section 9.2 of the Amended MCC Merger Agreement, (iii) the fees and expenses incurred in connection with the Amended MCC Merger Agreement and the transactions contemplated as set forth in Section 9.3 of the Amended MCC Merger Agreement, and (iv) the termination fee as set forth in Section 9.4 of the Amended MCC Merger Agreement.

As set forth in Section 9.4(d) of the Amended MCC Merger Agreement, each of Sierra and MCC acknowledges that (i) the agreements relating to termination fees contained in Section 9.4 of the Amended MCC Merger Agreement are an integral part of the transactions contemplated by the Amended MCC Merger Agreement, (ii) the termination fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating the Amended MCC Merger Agreement and in reliance on the Amended MCC Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into the Amended MCC Merger Agreement.

d.	The Amended MDLY Merger Agreement

Pursuant to the Amended MDLY Merger Agreement, subject to certain conditions described therein, at the MDLY Merger Closing, MDLY will merge with and into Merger Sub, and the separate corporate existence of MDLY will cease. Merger Sub will be the surviving company in the MDLY Merger and will continue its existence as a corporation under the laws of the State of Delaware and a wholly owned subsidiary of Sierra. The MDLY Merger will become effective at the time (the “MDLY Merger Effective Time”) set forth in a certificate of merger (the “MDLY Certificate of Merger”) to be filed with the Delaware Secretary.

i.	Consideration

In the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than Excluded MDLY Shares and any Dissenting Shares (as defined and discussed below)) held, immediately prior to the MDLY Merger Effective Time, by a person other than a Medley LLC Unitholder will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock, provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share.

The shares of Sierra Common Stock to be issued in the MDLY Merger, together with the cash to be paid in lieu of fractional shares and the applicable cash payment per share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time are referred to collectively as the “MDLY Merger Consideration.”

Also in the MDLY Merger, each share of MDLY Class B Common Stock, other than Dissenting Shares, issued and outstanding immediately prior to the MDLY Merger Effective Time will be cancelled and will cease to exist and no MDLY Merger Consideration or other amounts or consideration will be delivered in exchange therefor.

The Amended MDLY Merger Agreement provides that MDLY will take (and will cause Medley LLC to take) all steps necessary to cause all Medley LLC Units held by members of Medley LLC (including Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units), other than MDLY, to be converted into shares of MDLY Class A Common Stock as of immediately prior to the MDLY Merger Effective Time, pursuant to the Exchange Agreement and the Tax Receivable Termination Agreement. In addition, each Vesting Medley Restricted Unit will become fully vested, all restrictions with respect to such Vesting Medley Restricted Units will lapse and the Vesting Medley Restricted Units will be exchanged for MDLY Class A Common Stock in accordance with the Exchange Agreement and the Tax Receivable Termination Agreement immediately prior to the MDLY Merger Effective Time, and such shares of MDLY Class A Common Stock will participate in the MDLY Merger on the same basis as the Medley LLC Unitholders in accordance with the terms of the Amended MDLY Merger Agreement. If the Mergers are consummated or the MDLY Merger is consummated, as applicable, Medley LLC Unitholders will exchange their Medley LLC Units for MDLY Class A Common Stock on a one-for-one basis, and the Tax Receivable Agreement will be terminated.

As of the MDLY Record Date, MDLY’s executive officers and directors owned beneficially or of record [ ] shares of MDLY Class A Common Stock and 100 shares of MDLY Class B Common Stock, representing approximately [ ]% and [ ]% of the outstanding shares of MDLY Class A Common Stock and MDLY Class B Common Stock, respectively, on that date. Medley Group LLC, an entity wholly owned by members of Management, holds all [ ] issued and outstanding shares of MDLY Class B Common Stock. As the holder of MDLY Class B Common Stock and in accordance with the voting rights set forth in the MDLY certificate of incorporation, Medley Group LLC is currently entitled to a number of votes that is equal to 10 times the aggregate number of Medley LLC Units held by all non-managing members of Medley LLC that do not themselves hold shares of MDLY Class B Common Stock times the Exchange Rate (as defined in the Exchange Agreement), which is currently one-for-one. As a result, Medley Group LLC has voting control of [ ]% of the voting power of the outstanding shares of MDLY Common Stock as of the MDLY Record Date.

Each Non-Vesting Medley Restricted Unit shall be converted into 0.7079 Sierra RSUs (as described below). Pursuant to the terms of the Tax Receivable Termination Agreement executed in connection with the Amended MDLY Merger Agreement, each Medley LLC Unitholder acknowledged and agreed, among other things, that the per-share merger consideration payable to such Medley LLC Unitholder will have a per-share value less than the per share value of the merger consideration payable to holders of shares of MDLY Class A Common Stock who are not Medley LLC Unitholders, and such Medley LLC Unitholder expressly waived any right it may otherwise have to receive the higher per-share merger consideration payable to the other stockholders.

Also as of the MDLY Merger Effective Time, each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan, other than MDLY RSUs held by non-management directors of MDLY, and each Non-Vesting Medley Restricted Unit, will be converted into 0.7079 restricted stock units under the Sierra Incentive Plan (“Sierra RSUs”). Each Sierra RSU (or portion thereof) into which a MDLY RSU will be converted will have identical terms as it relates to vesting and forfeiture. In addition, as of immediately prior to the MDLY Merger Effective Time, the restrictions on each MDLY RSU outstanding and not previously forfeited under the MDLY Incentive Plan held by non-management directors of MDLY will lapse and the relevant MDLY RSU will be converted into a share of MDLY Class A Common Stock that will participate in the MDLY Merger on the same basis as the other individual holders of shares of MDLY Class A Common Stock (other than any Medley LLC Unitholder), subject to certain requirements set forth in the Amended MDLY Merger Agreement.

ii.	Appraisal Rights

The Amended MDLY Merger Agreement provides that Dissenting Shares will not be converted into or represent the right to receive the applicable MDLY Merger Consideration in accordance with the Amended MDLY Merger Agreement, but will be entitled only to such rights as are granted by the DGCL to a holder of Dissenting Shares (and at the MDLY Merger Effective Time, such Dissenting Shares shall no longer be outstanding and will automatically be canceled and will cease to exist, and such holder will cease to have any rights with respect thereto, except the rights set forth in Section 262 of the DGCL), unless and until such holder has failed to perfect or has effectively withdrawn or otherwise lost such holder’s right to appraisal under the DGCL. If any Dissenting Shares will lose their status as such (by the holder thereof effectively withdrawing, failing to perfect, or otherwise losing such holder’s appraisal rights under the DGCL with respect to such shares), then, as of the later of the MDLY Merger Effective Time or the date of loss of such status, such shares will thereupon be deemed to have been converted as of the MDLY Merger Effective Time into the right to receive the applicable MDLY Merger Consideration in accordance with the Amended MDLY Merger Agreement, without interest, and will not thereafter be deemed to be Dissenting Shares.

Under the Amended MDLY Merger Agreement, “Dissenting Shares” are defined as shares of MDLY Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time that are held by a holder who has not voted in favor of the MDLY Merger or consented thereto in writing and properly demands appraisal rights of such shares pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL (until such time as such holder effectively withdraws, fails to perfect or otherwise loses such holder’s appraisal rights under the DGCL with respect to such shares, at which time such shares will cease to be Dissenting Shares).

The Amended MDLY Merger Agreement provides that MDLY must give Sierra notice of any MDLY Stockholder who has not voted in favor of the MDLY Merger or consented thereto in writing and has properly demanded appraisal rights pursuant to, and who is complying in all respects with, the provisions of Section 262 of the DGCL and Sierra has the right to participate in all negotiations and proceedings with respect to any such demands. MDLY has agreed that it will not, except with the prior written consent of Sierra, voluntarily make any payment with respect to, or settle or offer to settle, any such demand for payment. Sierra has agreed that it will contribute or cause to be contributed to Merger Sub, as the surviving company in the MDLY Merger, funds sufficient from time to time to make all payments with respect to the Dissenting Shares. Sierra’s agreement to make any such payments was based upon the fact that it would not pay the holders of Dissenting Shares the MDLY Merger Consideration payable under the Amended MDLY Merger Agreement, unless and until such holder has failed to perfect or has effectively withdrawn or otherwise lost such holder's right to appraisal under the DGCL.  In that regard, Sierra reasonably expects that any payment to holders of Dissenting Shares who complied with all of the required procedures under the DGCL to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery, could be less than, and is not likely to be materially more than, the consideration payable under the Amended MDLY Merger Agreement.

iii.	Sierra Charter and Bylaws

Pursuant to the Amended MDLY Merger Agreement, the Sierra Board has reviewed and approved the Sierra Charter Amendments in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Closing. Approval of the Third Amended and Restated Sierra Charter is a condition to closing under the Amended MCC Merger Agreement, but approval of the Articles of Amendment to the Third Amended Restated Sierra Charter is not.

The Sierra Board has reviewed and approved the Amended and Restated Sierra Bylaws in order to remove terms inconsistent with, and to add terms advisable to reflect, the publicly traded nature of the Combined Company following the MDLY Merger Effective Time.

iv.	Officers and Directors of the Surviving Company

Under the Amended MDLY Merger Agreement, the officers and directors of Merger Sub immediately prior to the MDLY Merger Effective Time would become the officers and directors of Merger Sub, as the surviving company in the MDLY Merger, from and after the MDLY Merger Effective Time until their respective successors have been duly elected and qualified or until their respective earlier death, resignation or removal in accordance with the certificate of incorporation of the surviving company and applicable law.

v.	Closing of the MDLY Merger

Unless extended by mutual agreement of MDLY and Sierra, the MDLY Merger Closing will take place at 10:00 A.M. on a date and at a place to be specified by the parties, which must be no later than five business days following the satisfaction or waiver (subject to applicable law) of the latest to occur of the conditions to the MDLY Merger Closing (as set forth in the Amended MDLY Merger Agreement and as described in the section of the Amended Sierra Joint Proxy Statement/Prospectus captioned “The Amended MDLY Merger Agreement — Conditions to the MDLY Merger”), other than conditions that by their terms are to be satisfied at the MDLY Merger Closing and subject to the satisfaction or waiver of such conditions. The date on which the MDLY Merger Closing actually occurs is referred to as the “MDLY Merger Closing Date.”

If the Amended MCC Merger Agreement has not been terminated on or prior to the MDLY Merger Closing Date, and if, as of the MDLY Merger Closing Date, all of the conditions set forth in Article VIII of the Amended MCC Merger Agreement (other than those conditions that by their nature are to be satisfied or waived at the closing thereunder) have been satisfied or waived in accordance with the terms of the Amended MCC Merger Agreement, the parties to the Amended MDLY Merger Agreement will use their reasonable best efforts to cause the MDLY Merger Closing to occur simultaneously with the closing of the MCC Merger.

Contemporaneously with the MDLY Merger Closing, Sierra will file or cause to be filed the MDLY Certificate of Merger with the Delaware Secretary. The MDLY Merger will become effective at the MDLY Merger Effective Time set forth in the Certificate of Merger.

vi.	Representations and Warranties

The Amended MDLY Merger Agreement contains certain representations and warranties made by MDLY to Sierra including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization, indebtedness and equity awards;

●	corporate authority, validity of the Amended MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	third party and governmental consents and approvals;

●	reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes, tax returns and tax protection agreements;

●	compliance with applicable law;

●	material contracts;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the MDLY Special Committee;

●	information to be provided by MDLY or its representatives for inclusion in the Amended Sierra Joint Proxy Statement/Prospectus and Schedule 13E-3;

●	insurance;

●	environmental matters;

●	employee benefit plans and other employment matters;

●	related party transactions;

●	investment adviser matters; and

●	broker-dealer matters.

The Amended MDLY Merger Agreement also contains certain representations and warranties made by Sierra to MDLY including, but not limited to, representations regarding:

●	corporate organization, valid existence, good standing, qualification to do business and subsidiaries;

●	capitalization and indebtedness;

●	corporate authority, validity of the Amended MDLY Merger Agreement and unanimous board approval of the MDLY Merger;

●	absence of conflicts with or violation of, among other things, organizational documents or applicable laws;

●	third party and governmental consents and approvals;

●	reports and regulatory matters;

●	financial statements;

●	broker’s fees;

●	absence of certain changes and events;

●	legal proceedings;

●	taxes and tax returns;

●	compliance with applicable law;

●	material contracts;

●	matters relating to Sierra’s investments and ownership thereof;

●	property;

●	intellectual property;

●	inapplicability of state takeover laws;

●	the fairness opinion received by the Sierra Special Committee;

●	information to be provided by Sierra or its representatives for inclusion in the Amended Sierra Joint Proxy Statement/Prospectus;

●	insurance;

●	environmental matters;

●	no financing condition; and

●	Section 15(f) of the 1940 Act.

vii.	Covenants Relating to the Conduct of the Business

Under the Amended MDLY Merger Agreement, Sierra and MDLY have agreed that, except as expressly contemplated by or permitted by the Amended MDLY Merger Agreement, the Amended MCC Merger Agreement or with the prior written consent of the other party, during the period from the date of the Amended MDLY Merger Agreement to the MDLY Merger Effective Time, (a) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to (i) conduct its business in the ordinary course in all material respects, as such business is being conducted as of the date of the Amended MDLY Merger Agreement, and (ii) use commercially reasonable efforts to maintain and preserve intact its business organization and advantageous business relationships and retain the services of its key officers and key employees, and (b) each of Sierra and MDLY will, and will cause each of its respective subsidiaries to, take no action that is intended to or would reasonably be expected to adversely affect or materially delay the ability of Sierra or MDLY either to obtain any necessary approvals of any self-regulatory organization or governmental entity required for the transactions contemplated by the Amended MDLY Merger Agreement or to perform its covenants and agreements under the Amended MDLY Merger Agreement or to consummate the transactions contemplated thereunder.

In addition, MDLY has agreed, except as expressly contemplated or permitted by the Amended MDLY Merger Agreement or as set forth in a schedule to the Amended MDLY Merger Agreement, without the prior written consent of Sierra (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	incur any indebtedness for borrowed money, assume, guarantee, endorse or otherwise as an accommodation become responsible for the obligations of any other individual, corporation or other entity, or, make any loan or advance or capital contribution to, or investment in, any person or entity;

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice of no more than $0.20 per share, and (ii) dividends paid by any of MDLY’s subsidiaries (other than Medley LLC) to any of its wholly owned subsidiaries;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	grant any stock options or restricted shares or restricted units or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by MDLY or any of its subsidiaries, in each case other than pursuant to contracts in force as of the date of the Amended MDLY Merger Agreement and set forth in MDLY’s disclosure schedule to the Amended MDLY Merger Agreement;

●	amend the MDLY certificate of incorporation or the MDLY bylaws or the organizational documents of any subsidiary of MDLY, or take any action to exempt any person or entity (other than Sierra or its subsidiaries) or any action taken by any person or entity from any applicable takeover statute or similarly restrictive provisions of its organizational documents;

●	enter into, renew, modify, amend or terminate, or waive, release, compromise or assign any rights or claims under, any material contract (as defined in the Amended MDLY Merger Agreement) of MDLY (or any contract that, if existing as of the date of the Amended MDLY Merger Agreement, would be a material contract of MDLY), other than (i) any termination or renewal in accordance with the terms of any existing material contract that occurs automatically without any action (other than notice of renewal) by MDLY or any of its subsidiaries, (ii) the entry into any modification or amendment of, or waiver or consent under, any material contract as required or necessitated to obtain any required approval in connection with the MDLY Merger, (iii) the termination of a material contract of MDLY specifically contemplated by the Amended MDLY Merger Agreement or (iv) amendments, waivers or consents to or under the existing debt documents of MDLY in the ordinary course of business consistent with past practice;

●	form any entity that would comprise a subsidiary or dissolve or liquidate any subsidiary;

●	except as required pursuant to the terms of a MDLY employee benefit plan in effect as of the date of the Amended MDLY Merger Agreement, or as otherwise required by applicable law, (i) increase the rate of compensation or benefits payable to any partner, director, executive officer, employee or other service provider of MDLY or any of its subsidiaries (except, for employees who are not executive officers or partners, increases in annual salary or wage rate in the ordinary course of business consistent with past practice that do not exceed 10% in the aggregate), (ii) establish, adopt, materially amend or terminate any MDLY benefit plan or any plan, agreement or arrangement that would be a MDLY benefit plan if in effect on the date of the Amended MDLY Merger Agreement, (iii) take any action to accelerate the vesting, accrual or payment of, or to fund or in any other way secure the payment, of compensation or benefits under any MDLY benefit plan, except as otherwise provided in the Amended MDLY Merger Agreement, or (iv) hire any senior management employee or partner or terminate the employment or services of any senior management employee or partner other than for cause;

●	(i) except for the Tax Receivable Termination Agreement enter into, amend or modify any MDLY “tax protection agreement” (as defined in the Amended MDLY Merger Agreement), (ii) materially amend any income tax return or any other material tax return, (iii) settle or compromise any material U.S. federal, state, local or foreign income tax liability, audit, claim or assessment or (iv) enter into any material closing agreement related to taxes, except, in each case, unless required by applicable tax law or necessary or appropriate to preserve the status of any subsidiary of MDLY as a disregarded entity or partnership for U.S. federal income tax purposes;

●	acquire the assets, business, or properties of any non-affiliated entity, or make any loans, advances or capital contributions to, or investments in, any person or entity (other than any wholly owned subsidiary of MDLY);

●	allow the lapse or termination of policies of insurance covering material assets and businesses (other than the replacement of existing policies with substantially comparable policies);

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger not being satisfied;

●	implement or adopt any change in its tax accounting or financial accounting principles, practices or methods, other than as may be required by applicable law, GAAP or regulatory guidelines;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond March 31, 2020 (the “MDLY Merger Outside Date”) the consummation of the transactions contemplated by the Amended MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

In addition, Sierra has agreed, except as expressly contemplated or permitted by the Amended MDLY Merger Agreement or as set forth in a schedule to the Amended MDLY Merger Agreement, without the prior written consent of MDLY (which may not be unreasonably withheld, conditioned or delayed), to not, and to not permit its subsidiaries to:

●	adjust, split, combine or reclassify any of its capital stock;

●	make, declare or pay any dividend, other than (i) its regular quarterly dividend consistent with past practice, (ii) dividends paid by any of Sierra’s subsidiaries to Sierra or to any of its wholly owned subsidiaries and (iii) any dividend necessary to comply with Subchapter M of Chapter 1 of the Code;

●	make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire, any shares of its capital stock or other ownership interests or any securities or obligations other than in the ordinary course of business consistent with past practice or as required by the Sierra Charter or the Sierra Bylaws or under Subchapter M of Chapter 1 of the Code;

●	grant any stock options or restricted shares or restricted stock units, or grant any person or entity any right to acquire any shares of its capital stock, or other ownership interests or other securities or issue or sell any additional shares of capital stock or other ownership interests or securities or rights convertible (whether currently convertible or convertible only after the passage of time or the occurrence of certain events) into or exchangeable for any shares of its capital stock or other ownership interest, other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	issue any additional shares of capital stock or other securities other than in the ordinary course of business consistent with past practice or as contemplated by Sierra’s SEC reports;

●	sell, transfer, pledge, lease, license, mortgage, encumber or otherwise dispose of any material amount of its properties or assets (including pursuant to securitizations) to any person or entity other than a wholly owned subsidiary or cancel, release or assign any material amount of indebtedness owed to or any claims held by any such person or entity, in each case other than pursuant to contracts in force at the date of the Amended MDLY Merger Agreement, except in furtherance of its investment objective as set forth in Sierra’s SEC reports;

●	except as discussed above under “The Amended MDLY Merger Agreement—Sierra Charter and Bylaws,” amend, repeal or otherwise modify any provision of the Sierra Charter, the Sierra Bylaws, or the certificate of incorporation or bylaws of Merger Sub in a manner that would adversely affect MDLY, the MDLY Stockholders or the transactions contemplated by the Amended MDLY Merger Agreement;

●	take any action, or permit the taking of any action, that will result in Sierra not having in cash or cash equivalents amounts sufficient to make payment of the cash portion of the MDLY Merger Consideration due at the MDLY Merger Closing;

●	take any action or willfully fail to take any action that is intended or may reasonably be expected to result in any of the conditions to the MDLY Merger Closing not being satisfied;

●	take any action that would be reasonably expected to prevent, materially impede or delay beyond the MDLY Merger Outside Date (i.e., March 31, 2020) the consummation of the transactions contemplated by the Amended MDLY Merger Agreement; or

●	agree to take, or publicly announce an intention to take, any of the foregoing actions.

viii.	Nonsolicitation of MDLY Merger Competing Proposals

MDLY’s and Sierra’s ability to engage in negotiations or substantive discussions with any third party is subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

Pursuant to the Amended MDLY Merger Agreement, in the event that MDLY (or its representatives on MDLY’s behalf) or Sierra (or its representatives on Sierra’s behalf) receives a MDLY Merger Competing Proposal from any third party,

●	during the Go-Shop Period, MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MDLY Merger Competing Proposal and its representatives and affiliates (without the MDLY Board or the Sierra Board, as applicable, being required to make the determination set forth in the third bullet point of this paragraph);

●	during and after the expiration of the Go-Shop Period, but prior to the date that MDLY Stockholder approval is obtained (in the case of MDLY), or the Sierra Stockholder approval is obtained (in the case of Sierra), MDLY and its representatives or Sierra and its representatives, as applicable, may contact such third party to clarify any ambiguous terms and conditions thereof (without the MDLY Board or the Sierra Board, as applicable, being required to make the determination set forth in the third bullet point of this paragraph);

●	after the expiration of the Go-Shop Period, but prior to the date that MDLY Stockholder approval is obtained (in the case of MDLY), or the Sierra Stockholder approval is obtained (in the case of Sierra), subject to satisfaction of certain procedural requirements (including without limitation the requirement that such third party (if not already bound) enter into a confidentiality agreement with MDLY or Sierra, as applicable, on terms no less favorable than the existing confidentiality agreement between MDLY and Sierra (unless MDLY or Sierra, as applicable, agrees to amend the existing confidentiality agreement to reflect such more favorable terms); provided that the confidentiality agreement with the third party need not restrict the making of competing proposals to MDLY or the MDLY Board or to Sierra or the Sierra Board, as applicable), MDLY and the MDLY Board (or the MDLY Special Committee) and its representatives or Sierra and the Sierra Board (or the Sierra Special Committee) and its representatives, as applicable, may engage in negotiations or substantive discussions with, or furnish any information and other access to, any third party making such MDLY Merger Competing Proposal and its representatives and affiliates if the MDLY Board (or the MDLY Special Committee) or Sierra Board (or the Sierra Special Committee), as applicable, determines in good faith (after consultation with its outside financial advisors and legal counsel) that:

○	such MDLY Merger Competing Proposal either constitutes a MDLY Merger Superior Proposal (as defined below) or could reasonably be expected to lead to a MDLY Merger Superior Proposal, and

○	failure to consider such MDLY Merger Competing Proposal could reasonably be expected to be inconsistent with the fiduciary duties of the directors of MDLY or Sierra, as applicable, under applicable law, provided that such receipt of such MDLY Merger Competing Proposal did not result from any material breach by the receiving party of any of the non-solicitation provisions of the Amended MDLY Merger Agreement and certain other procedural requirements are satisfied.

In addition, until the earlier of the MDLY Merger Effective Time and termination of the Amended MDLY Merger Agreement, each of MDLY and Sierra has agreed, as promptly as reasonably practicable, and in any event within two business days of receipt by it or any of its representatives of any MDLY Merger Competing Proposal or any inquiry that could reasonably be expected to lead to a MDLY Merger Competing Proposal, to deliver to the other party a written notice setting forth: (A) the identity of the third party making such MDLY Merger Competing Proposal or inquiry (to the extent not prohibited by any applicable confidentiality agreement existing prior to the date of the Amended MDLY Merger Agreement) and (B) the material terms and conditions of any such MDLY Merger Competing Proposal. Thereafter, MDLY and Sierra are obligated to keep the other party reasonably informed of any material amendment or modification of any such MDLY Merger Competing Proposal on a prompt basis, and in any event within two business days following such material amendment or modification.

Sierra and MDLY further agreed that, except as described below:

●	the MDLY Board shall not effect a MDLY Adverse Recommendation Change and the Sierra Board shall not effect a Sierra MDLY Merger Adverse Recommendation Change (each, an “MDLY Merger Adverse Recommendation Change”);

●	the MDLY Board shall not approve or recommend, or allow MDLY to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MDLY Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MDLY Merger Agreement), and

●	the Sierra Board shall not approve or recommend, or allow Sierra to execute or enter into, any letter of intent, memorandum of understanding or definitive merger or similar agreement with respect to any MDLY Merger Competing Proposal (other than a confidentiality agreement in accordance with the terms of the Amended MDLY Merger Agreement).

Notwithstanding the foregoing, if at any time prior to the receipt of MDLY Stockholder approval (in the case of MDLY) or the Sierra Stockholder approval (in the case of Sierra), the MDLY Board or the Sierra Board, as the case may be, may (a) make a MDLY Merger Adverse Recommendation Change in connection with such MDLY Merger Superior Proposal if the board of directors effecting the MDLY Merger Adverse Recommendation Change (or the MDLY Special Committee or Sierra Special Committee, as applicable) determines in good faith (after consultation with its outside financial advisor and legal counsel) that failure to make a MDLY Merger Adverse Recommendation Change could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board or Sierra Board, as applicable, under applicable law, or (b) if MDLY or Sierra, as the case may be, has received a MDLY Merger Competing Proposal that its board of directors (or the MDLY Special Committee or the Sierra Special Committee, as applicable) has determined in good faith (after consultation with its outside financial advisor and legal counsel) constitutes a MDLY Merger Superior Proposal, the MDLY Board or Sierra Board, as applicable, authorize, adopt or approve such MDLY Merger Superior Proposal and cause or permit MDLY or Sierra, as applicable, to enter into a definitive agreement with respect to such MDLY Merger Superior Proposal concurrently with the termination of the Amended MDLY Merger Agreement, but in each case (other than in connection with a MDLY Manager Competing Proposal) only after providing notice to the other party of its intention to make a MDLY Merger Adverse Recommendation Change and/or to accept a MDLY Merger Superior Proposal, as applicable, and entering into good faith negotiations to eliminate the need for such MDLY Merger Adverse Recommendation Change or to cause such MDLY Merger Superior Proposal to no longer constitute a MDLY Merger Superior Proposal. Pursuant to the terms of the Amended MDLY Merger Agreement, the MDLY Board and the Sierra Board, as applicable, shall make a MDLY Merger Adverse Recommendation Change only if directed to take such action by the MDLY Special Committee or the Sierra Special Committee, as applicable (subject to compliance with the applicable requirements of the Amended MDLY Merger Agreement).

ix.	Section 15(f) of the 1940 Act

The Amended MDLY Merger Agreement provides that, subject to applicable law and the fiduciary duties of the Sierra Board, Sierra will, to the extent within its control, not take any action, or omit to take any action, that would have the effect of causing the requirements of any of the provisions of Section 15(f) (which governs the receipt of a profit in connection with the sale of an investment adviser to a registered investment fund) not to be met in respect of the transactions contemplated by the Amended MDLY Merger Agreement.

x.	Employment Matters

At or before the MDLY Merger Closing, MDLY will cause Medley Capital, LLC to enter into employment agreements, substantially in the forms attached to the Amended MDLY Merger Agreement (the “MDLY Employment Agreements”), with certain individuals, as specified in such forms of employment agreements (the “MDLY Executives”). The identity of those individuals, and the related terms of the employment agreements, are set forth in the Amended Sierra Joint Proxy Statement/Prospectus. In addition, prior to the MDLY Merger Closing, and subject to receipt of the applicable exemptive relief, the Sierra Board will adopt the Sierra Incentive Plan, which will contain substantially the same terms as the MDLY Incentive Plan.

xi.	Transaction Expenses

Under the Amended MDLY Merger Agreement, all fees and expenses incurred in connection with the MDLY Merger, the Amended MDLY Merger Agreement, and the transactions contemplated by the Amended MDLY Merger Agreement are to be paid by the party incurring such fees or expenses; provided, that the costs and expenses of preparing, filing, printing and mailing the amended Registration Statement on Form N-14 and the Amended Sierra Joint Proxy Statement/Prospectus, all other filing fees and amounts paid to the SEC in connection with the MDLY Merger, and the fees of any HSR Act filing will be borne equally by MDLY and Sierra.

xii.	Conditions to the MDLY Merger

MDLY and Sierra will not be obligated to complete the MDLY Merger unless a number of conditions are satisfied or waived, including:

●	the receipt of MDLY Stockholder Approval;

●	the receipt of Sierra Stockholder Approval;

●	the amended Registration Statement on Form N-14 shall have been declared effective by the SEC under the 1933 Act and a no stop order suspending the effectiveness of the amended Registration Statement on Form N-14 shall have been issued and no proceedings for that purpose shall have been initiated or threatened by the SEC;

●	the outstanding shares of Sierra Common Stock, the MDLY Merger Shares and the shares of Sierra Common Stock to be issued in the MCC Merger shall have been authorized for listing on the NYSE, subject to official notice of issuance;

●	the Order shall have been granted and be in full force and effect as of the MDLY Merger Closing Date;

●	Sierra shall have made or obtained such filings and approvals as are required to be made or obtained under the securities or “blue sky” laws of various states in connection with the issuance of the MDLY Merger Shares;

●	no order, injunction or decree issued by any court or agency of competent jurisdiction or other law preventing or making illegal the consummation of the MDLY Merger or any of the other transactions contemplated by the Amended MDLY Merger Agreement shall be in effect;

●	any applicable waiting period (and any extension thereof) applicable to the MDLY Merger under the HSR Act shall have expired or been terminated;

●	all issued and outstanding Medley LLC Units (including the Vesting Medley Restricted Units but excluding the Non-Vesting Medley Restricted Units) other than Medley LLC Units held by MDLY, shall have been converted into MDLY Class A Common Stock in accordance with the Exchange Agreement on (and not sooner than) the MDLY Merger Closing Date, but prior to the MDLY Merger Effective Time, and no shares of MDLY Class A Common Stock issued in such conversion shall have been transferred by a Medley LLC Unitholder prior to the MDLY Merger Effective Time;

●	the Tax Receivable Termination Agreement, shall have been executed and delivered by all necessary parties and each of the representations and warranties of the Medley LLC Unitholders under the Tax Receivable Termination Agreement shall be true and correct in all material respects on and as if made as of the MDLY Merger Closing Date and each Medley LLC Unitholder shall have complied with each of its covenants set forth in the Tax Receivable Termination Agreement since the date thereof;

●	MDLY shall have obtained written consents to the continuation, following the MDLY Merger Effective Time, of the advisory relationship with private funds and managed accounts representing 65% of MDLY’s total revenues from private funds and managed accounts for the 12-month period ended as of June 30, 2018;

●	there being no rescission of the receipt of confirmation that the equity of Merger Sub, as the surviving company in the MDLY Merger will, following the MDLY Merger, be treated as a portfolio investment of the Combined Company or the Sierra/MDLY Company, as applicable, and reflected in the consolidated financial statements at fair value for accounting purposes, and that the financial results will not be consolidated into the financial statements of the Combined Company or the Sierra/MDLY Company, as applicable; and

●	there shall be no pending suit, action or proceeding by any governmental entity, (i) challenging the acquisition by Sierra of any MDLY Common Stock, seeking to restrain or prohibit the consummation of the MDLY Merger or any other transaction contemplated by the Amended MDLY Merger Agreement or seeking to obtain from MDLY or Sierra any damages that are material in relation to MDLY and its subsidiaries taken as a whole, or (ii) seeking to prohibit Sierra or any of its subsidiaries from effectively controlling in any material respect the business or operations of MDLY and its subsidiaries.

xiii.	Termination of the Amended MDLY Merger Agreement

The Amended MDLY Merger Agreement generally may be terminated, whether before or after the receipt of the MDLY Stockholder Approval or the Sierra Stockholder Approval:

(a)	by the mutual written agreement of MDLY and Sierra;

(b)	by either MDLY or Sierra, if any governmental entity whose consent or approval is a condition to the MDLY Merger Closing has denied the granting of any such consent or approval and such denial has become final and nonappealable, or any governmental entity of competent jurisdiction has issued a final and nonappealable order, injunction or decree permanently enjoining or otherwise prohibiting or making illegal the consummation of the transactions contemplated by the Amended MDLY Merger Agreement;

(c)	by either MDLY or Sierra, if the MDLY Merger will not have been consummated on or prior to the MDLY Merger Outside Date, unless the failure of the MDLY Merger Closing to occur by such date will be due to the failure of the party seeking to terminate the Amended MDLY Merger Agreement to perform or observe the covenants and agreements of such party set forth in the Amended MDLY Merger Agreement; provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained herein, and such breach has caused or resulted in the failure of the MDLY Merger Closing to occur by or prior to the MDLY Merger Outside Date;

(d)	by either Sierra or MDLY, at any time prior to the MDLY Merger Effective Time, in the event that (i) MDLY or Sierra, as the case may be, has failed to obtain the MDLY Stockholder Approval or the Sierra Stockholder Approval, as applicable, at the MDLY Special Meeting or the Sierra Special Meeting, respectively, at which a vote is taken on the MDLY Merger, or (ii) the Amended MCC Merger Agreement has been terminated;

(e)	by either MDLY or Sierra (provided that the terminating party is not then in material breach of any representation, warranty, covenant or other agreement contained in the Amended MDLY Merger Agreement), if there has been a breach of any of the covenants or agreements or any of the representations or warranties set forth in the Amended MDLY Merger Agreement on the part of MDLY, in the case of a termination by Sierra, or Sierra, in the case of a termination by MDLY, which breach, either individually or in the aggregate, would result in, if occurring or continuing on the MDLY Merger Closing Date, the failure of certain closing conditions set forth in the Amended MDLY Merger Agreement, as the case may be, and which is not cured within 30 days following written notice to the party committing such breach or by its nature or timing cannot be cured within such time period;

(f)	by Sierra, (i) within 10 business days after the MDLY Board has effected a MDLY Adverse Recommendation Change prior to receipt of the MDLY Stockholder Approval, (ii) in the event the MDLY Board has approved or authorized MDLY or any of its subsidiaries to enter into a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) MDLY fails to include the recommendation of the MDLY Board in the Amended Sierra Joint Proxy Statement/Prospectus;

(g)	by MDLY (at the direction of the MDLY Board or the MDLY Special Committee), in the event that (i) (A) MDLY has received a MDLY Merger Superior Proposal, (B) subject to MDLY’s compliance with the Amended MDLY Merger Agreement as it relates to negotiating in good faith with Sierra regarding the potential amendment of the Amended MDLY Merger Agreement, the MDLY Board or any authorized committee thereof has authorized MDLY to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the Amended MDLY Merger Agreement, MDLY pays Sierra the termination fee under the Amended MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the MDLY Board (whether at the direction of the MDLY Special Committee or otherwise) has effected a MDLY Adverse Recommendation Change in accordance with the applicable provisions of the Amended MDLY Merger Agreement;

(h)	by MDLY, (i) within 10 business days after the Sierra Board has effected a Sierra MDLY Merger Adverse Recommendation Change prior to receipt of Sierra Stockholder Approval, (ii) in the event the Sierra Board has approved, or authorized Sierra or any of its subsidiaries to enter into, a merger agreement, letter of intent, acquisition agreement, purchase agreement or other similar agreement with respect to a MDLY Merger Competing Proposal or (iii) Sierra fails to include the recommendation of the Sierra Board in the Amended Sierra Joint Proxy Statement/Prospectus; and

(i)	by Sierra (at the direction of the Sierra Board or the Sierra Special Committee), in the event that: (i) (A) Sierra has received a MDLY Merger Superior Proposal, (B) subject to Sierra’s compliance with its obligations under the Amended MDLY Merger Agreement as it relates to negotiating in good faith with MDLY regarding the potential amendment of the Amended MDLY Merger Agreement, the Sierra Board or any authorized committee thereof has authorized Sierra to enter into a definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal, and (C) concurrently with the termination of the Amended MDLY Merger Agreement, Sierra pays MDLY the termination fee under the Amended MDLY Merger Agreement and enters into the definitive agreement to consummate the transaction contemplated by such MDLY Merger Superior Proposal; or (ii) the Sierra Board or any authorized committee thereof has effected a Sierra MDLY Merger Adverse Recommendation Change in accordance with the applicable provisions of the Amended MDLY Merger Agreement.

Under the Amended MDLY Merger Agreement, Sierra and MDLY may be obligated, under certain circumstances, to pay the other party a termination fee of $3,000,000 in cash.

In the event the Amended MDLY Merger Agreement is terminated by either MDLY or Sierra, the Amended MDLY Merger Agreement shall become void and have no effect as provided in Section 9.2 of the Amended MDLY Merger Agreement, except that the provisions of the Amended MDLY Merger Agreement relating to the following will survive any such termination: (i) all information and materials provided pursuant to the Amended MDLY Merger Agreement will remain subject to the provisions of the Confidentiality Agreement entered into between the parties since July 16, 2018 as set forth in Section 7.2(c) of the Amended MDLY Merger Agreement, (ii) the effect of any termination of the Amended MDLY Merger Agreement under Section 9.2 of the Amended MDLY Merger Agreement, (iii) the fees and expenses incurred in connection with the Amended MDLY Merger Agreement and the transactions contemplated as set forth in Section 9.3 of the Amended MDLY Merger Agreement, and (iv) the termination fee as set forth in Section 9.4 of the Amended MDLY Merger Agreement.

As set forth in Section 9.4(f) of the Amended MDLY Merger Agreement, each of Sierra and MDLY acknowledges that (i) the agreements relating to termination fees contained in Section 9.4 are an integral part of the transactions contemplated by the Amended MDLY Merger Agreement, (ii) the termination fee is not a penalty, but is liquidated damages, in a reasonable amount that will compensate the other party, in the circumstances in which the termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating the Amended MDLY Merger Agreement and in reliance on the Amended MDLY Merger Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision, and (iii) without these agreements, the parties would not enter into the Amended MDLY Merger Agreement.

4.	Additional Regulatory Approvals and Filings

a.	HSR Act

The HSR Act provides that parties must not consummate certain mergers, acquisitions or transfers of assets until they have submitted an HSR notification to the FTC and the DOJ and provided an opportunity for those agencies to determine that the transaction will not have an adverse effect on competition actionable under the antitrust laws. Each of Sierra, MCC, and MDLY have agreed to file an HSR notification with the FTC and the DOJ, if applicable (and to the extent the prior approval and/or expiration of the applicable waiting period is no longer valid), relating to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable, and the transactions contemplated thereby as required by the HSR Act, and to take all other actions reasonably necessary to cause the expiration or termination of any applicable waiting period under the HSR Act applicable to the MCC Merger and the MDLY Merger as soon as practicable. At any time before consummation of the Mergers, the FTC or the DOJ could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking to enjoin consummation of the Mergers or the MDLY Merger, as applicable. Individual states or private parties also may bring actions under the antitrust laws in certain circumstances. There can be no assurance that a challenge to the Mergers or the MDLY Merger, as applicable, on antitrust grounds will not be made or, if a challenge is made, that it will not be successful.

5.	Overview of the Background of the Mergers

The description of the background of the Mergers set forth below covers two distinct periods of time. First, the discussion addresses events that began in May 2017 and culminated with the execution of the MCC Merger Agreement and the MDLY Merger Agreement on August 9, 2018 (“Phase 1”). The discussion addressing Phase 1 covers the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the MCC Merger Agreement and the MDLY Merger Agreement to their respective board of directors. Second, the discussion addresses events that took place beginning with the solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement on December 21, 2018, when the Sierra Joint Proxy Statement/Prospectus was first mailed to the stockholders of Sierra, MCC, and MDLY, and then addressing the termination of such solicitation and the events that ultimately lead to the execution of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement on July 29, 2019 (“Phase 2”). The discussion addressing Phase 2 covers various alternative proposals submitted to MCC, MDLY and Sierra, the Delaware Decision, the Settlement, and the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the Amended MDLY Merger Agreement, including the transactions contemplated thereby, to their respective board of directors.

a.	Management’s Conflicts of Interests and Role in the Mergers

i.	Phase 1 Considerations

Various measures were implemented to address actual and potential conflicts of interests in light of the fact that each of the MCC Merger Agreement and MDLY Merger Agreement were cross conditioned on the simultaneous closing of the other, resulting in a required agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management). These actual or potential conflicts of interests included the fact that: Medley Advisors had fiduciary duties to each of Sierra, MCC, MDLY and their respective stockholders; certain members of Management controlled Medley Advisors, were executive officers of Sierra, MCC and MDLY, and controlled Medley Group LLC, which in turn controlled MDLY; certain members of Management have individual interests in the Medley LLC Units and shares of MCC Common Stock giving them voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and individual interests relating to the terms of their respective individual future employment with the Combined Company. Specifically, Brook Taube and Seth Taube each held controlling voting interests in Medley Advisors, and, if the MCC Merger and MDLY Merger had been consummated, would have served as the Chairman of the Combined Company Board and Chief Executive Officer and Chief Investment Officer of the Combined Company in the case of Brook Taube, and the Vice Chairman, Senior Executive Vice President and Senior Managing Director of the Combined Company in the case of Seth Taube. Other members of Management, who served as executive officers and/or senior personnel of Medley Advisors, Sierra, MCC and MDLY, would also have served as executive officers of the Combined Company if the MCC Merger and MDLY Merger had been consummated.

In order to mitigate these and other conflicts (as described herein), the boards of directors of each of Sierra, MCC and MDLY expanded the authority of the previously formed special committees, each of which was comprised solely of independent and disinterested directors, to, among other things, negotiate and evaluate the potential three-way combination of Sierra, MCC and MDLY. However, as set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation”, the Delaware Court of Chancery, in the MCC Stockholder Action, found that two of the directors on the MCC Special Committee failed to act independently in negotiating the MCC Merger. (Those two directors no longer serve on the MCC Board or the MCC Special Committee.) Each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee had the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of the applicable company and its stockholders; (iv) recommend to their respective board of directors the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of the applicable company related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to their respective board of directors the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to their respective board of directors the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that they deemed appropriate, including their own independent legal counsel and independent financial advisor.

This broad authority enabled each of the respective boards to consult with and rely on the advice of experts who, like the independent directors themselves, were determined to be independent of the other parties to the transaction and could provide advice and guidance solely for the purpose of serving the best interests of the respective stockholders of each entity. In addition, each of the Sierra Board, MCC Board and MDLY Board conditioned its ability to recommend the Proposed Business Combination, or any alternative thereto, to their respective stockholders or otherwise approve or authorize such transaction, on the prior favorable recommendation of such transaction by its special committee.

Throughout the process of negotiating the terms of the MCC Merger and the MDLY Merger, Management generally served in the following capacities. Management proposed an initial framework around which the Sierra Special Committee, MCC Special Committee and MDLY Special Committee could begin discussions and facilitated negotiations among the parties. Management participated in meetings with each special committee and its advisors. Each special committee held meetings at which both its advisors and Management were present and meetings at which only the special committee’s advisors were present. Members of Management represented their individual interests as holders of the Medley LLC Units and shares of MCC in negotiating the resulting benefits they would have received from any consideration paid to MCC and MDLY by Sierra if the MCC Merger and MDLY Merger had been consummated. Members of Management also represented their individual interests in negotiating their employment contracts that would have been executed with the Combined Company if the MCC Merger and MDLY Merger had been consummated. In this regard, Management negotiated their employment contracts and related compensation from the Combined Company with the Sierra Special Committee, as Sierra would have been the surviving entity if the MCC Merger and the MDLY Merger had been consummated. Management retained separate legal counsel to negotiate their employment contracts with the Sierra Special Committee’s independent legal counsel and the Sierra Special Committee retained an independent compensation consultant to provide advice concerning executive compensation in connection with the transaction.

ii.	Phase 2 Considerations

Following the Delaware Decision, the parties suspended their joint solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement and began the process of re-evaluating the available alternatives, including but not limited to renegotiation of the terms of each of the MCC Merger Agreement and the MDLY Merger Agreement. After detailed consideration of available alternatives, the parties determined to explore the possible negotiation of amendments to the MCC Merger Agreement and the MDLY Merger Agreement. Similar to the negotiation of the MCC Merger Agreement and the MDLY Merger Agreement, the negotiation of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management) presented actual and potential conflicts of interests. In order to further mitigate any such actual or potential conflicts of interests, the terms of the Amended MCC Merger Agreement were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MCC Special Committee, and their independent advisors, on the other hand. In addition, the terms of the Amended MDLY Merger Agreement were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MDLY Special Committee, and their independent advisors, on the other hand.

With respect to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, Management’s role was limited to (i) initial discussions with the Sierra Special Committee regarding the aggregate merger consideration payable to MDLY Stockholders in the Amended MDLY Merger, and (ii) negotiations with the MDLY Special Committee regarding the allocation of the merger consideration in the Amended MDLY Merger as between the unaffiliated MDLY Stockholders and the Medley LLC Unitholders. In addition, with respect to Management’s employment agreements with Sierra as the surviving entity in the MDLY Merger, any revisions to such previously negotiated agreements were negotiated by Management and the Sierra Special Committee.

b.	Phase 1 — Background of the Mergers

Since Medley Advisors’ inception in 2006, Management operated Medley Advisors’ asset management business with a focus on direct origination, careful structuring and active monitoring of loan portfolios. Medley Advisors’ investment vehicles have generally focused on private middle market companies in the United States that have revenues between $50 million and $1 billion. MCC completed its IPO in January 2011. MCC was the first publicly traded BDC to which Medley Advisors provided asset management services. In April of 2012, Medley Advisors launched Sierra, its first public non-traded BDC.

Medley Advisors believed at the outset that to make Sierra, MCC, and the private funds and SMAs advised by Medley Advisors (the “Advisory Clients”) more competitive in the middle-market lending space they should pool their resources in order to have the benefits of scale and greater access to capital that borrowers demanded. In that regard, in November 2013 Medley Advisors and the Advisory Clients obtained an order from the SEC that expanded Medley Advisors’ ability to engage in co-investment transactions that would otherwise be prohibited by Section 57(a)(4) under the 1940 Act and Rule 17d-1 thereunder among the BDCs and other funds managed by Medley Advisors. Since that time, competition for private debt investment opportunities in the lower middle market has significantly intensified and Medley Advisors believes that the need for scale in the asset management business has become even more important. As a result of the Mergers or the MDLY Merger, as applicable, the assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, will increase, which will offer the potential for scale for investment and financing flexibility.

MDLY ran two separate processes seeking indications of interest regarding potential strategic transactions: one in which preliminary bids were received in July 2017, with final bids due in August 2017; and a second in which preliminary bids were received in late November/early December of 2017, with final bids due in January 2018.

Below are terms of each non-binding indication of interest received by MDLY. The range of indicated stock and cash consideration per share of MDLY Class A Common Stock, to the extent specified, was $5.00 to $9.00 per share. This excludes any additional value attributed to the Tax Receivable Agreement liability, to which certain bidders attributed as much as $145 million of incremental value.

In May 2017, MDLY embarked on a process to consider a range of strategic transactions to help Medley Advisors achieve a level of scale that it believed would make it more competitive in the asset management business. In that regard, with a larger asset management platform, Medley Advisors expected that it would have stronger deal origination capabilities, operational efficiencies, greater scale for investment and financing options, improved access to capital for their prospective borrowers, greater access to financial sponsors, and substantial and higher quality deal flow. For all of the foregoing reasons, Medley Advisors believed that achieving greater scale would also benefit each of Sierra and MCC and their respective stockholders. On May 25, 2017, at the invitation of Management as representatives of MDLY, representatives of Goldman Sachs & Co. LLC (“Goldman Sachs”) met with Management to discuss possible strategic partnerships for MDLY based on public information. MDLY retained the services of UBS and Credit Suisse for the purpose of conducting a limited outreach to potential parties that might have been interested in proposing a strategic transaction with MDLY and Medley Advisors. As a result of the outreach, in total, MDLY received eighteen non-binding indications of interest from twelve parties, including indications of interest for MDLY and for its assets. According to the various bidders, these indications of interest included the following metrics: (i) a purchase price per share ranging from $5.00 to $9.00, (ii) a premium over the then-market price of MDLY Class A Common Stock ranging from 25% to 47%, (iii) an equity value ranging from $147 million to $280 million, and (iv) an enterprise value ranging from $250 million to $450 million. Following some preliminary discussions, seven of the 18 parties executed confidentiality agreements with MDLY and received certain information about MDLY’s and Medley Advisors’ business.

In July 2017, two of the interested parties submitted non-binding bids to acquire MDLY and Medley Advisors. One of the interested parties proposed an acquisition of MDLY and Medley Advisors for cash, at a purchase price of $8.74 per share; the other proposed a combination in exchange for consideration of $50 million in cash and stock of the combined entity, at an aggregate purchase price of $8.05 - $8.53 per share and, subsequently, a combination in exchange for consideration of $50 million in cash and stock of the combined entity, at an aggregate purchase price of $8.50 - $9.00 per share. However, neither bid progressed beyond the initial indication of interest. As set forth in the section titled “— Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

On July 19, 2017, Bidder 1 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 1, the indication of interest contemplated a purchase price of $8.74 per share, a premium of approximately 30% over the then-market price of MDLY Class A Common Stock, and an enterprise value of $325 million. The indication of interest did not provide an implied equity value. Bidder 1 did not specify treatment of the Tax Receivable Agreement.

On July 19, 2017, Bidder 2 submitted a preliminary, non-binding indication of interest for an acquisition of the fully-diluted equity of MDLY. According to Bidder 2, the indication of interest contemplated a purchase price of $8.05 – $8.53 per share, a premium of 25% – 32% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $250 million – $265 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $200 million – $215 million in the form of stock in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On July 24, 2017, Bidder 2 submitted a revised, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 2, the indication of interest contemplated a purchase price of $8.50 – $9.00 per share, a premium of 30% – 38% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $264 million – 280 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $214 million – $230 million in retained equity in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

Following the conclusion of the process described above, in the fall of 2017, MDLY concluded that a strategic transaction would have been more likely to succeed with a refined search focused on potential partners that shared certain qualities. In that regard, in October 2017, MDLY retained the services of Goldman Sachs and Broadhaven to reach out to a select group of potential partners that met the following criteria: (1) asset management firms that could serve as consolidators and recognize meaningful value creation through the addition of Medley Advisors and the Advisory Clients; (2) partners that could offer MDLY and Medley Advisors the potential to combine businesses and/or create a new business line in the context of a strategic transaction; or (3) private equity firms for which Medley Advisors would be an alternative asset management platform with the ability to add additional businesses and products over time to broaden the platform and capitalize on strong alternative industry growth trends.

Based upon the foregoing guidelines, at the direction of MDLY, representatives of Goldman Sachs and Broadhaven started the process by inviting 38 potential strategic partners or buyers of Medley Advisors’ asset management business to participate in the preliminary round of a two-round sale process. Of the 38 invitees, 24 of them executed confidentiality agreements and received information on Medley Advisors and the Advisory Clients. Seven of these 24 were provided access to Management and engaged in discussions with Management on Medley Advisors’ operations. Six of the potential buyers then participated in the second round of the sale process, which included substantive meetings with Management and the undertaking of a thorough diligence review of Medley Advisors and its Advisory Clients. As set forth in the section titled “— Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

On November 28, 2017, Bidder 4 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 4, the indication of indication of interest contemplated a purchase price of $7.35 – $8.40 per share, an equity value of $226 million – $259 million, and an enterprise value of $303 million – $335.2 million. The indication of interest did not provide an implied premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 5 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY. The indication of interest contemplated consideration in the form of cash and stock from Bidder 5, with up to 25% – 50% of the consideration in cash. According to Bidder 5, the indication of interest contemplated a purchase price of $7.00 – 7.50 per share and an equity value of $205 million – $220 million. The indication of interest did not provide an implied enterprise value or premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 6 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 6, the indication of interest contemplated an enterprise value of $330 – $380 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be negotiated.

On November 30, 2017, Bidder 7 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 7, the indication of indication of interest contemplated an enterprise value of $250 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

On December 3, 2017, Bidder 8 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 8, the indication of interest contemplated a purchase price of $8.25 per share, a premium of 35% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $242 million. The indication of interest did not provide an implied enterprise value. Bidder 8 did not specify treatment of the Tax Receivable Agreement.

On December 4, 2017, Bidder 9 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 9, the indication of interest contemplated an enterprise value of $450 million and an equity value of $241.2 million. The indication of interest did not provide an implied purchase price per share or premium over the then-market price of MDLY Class A Common Stock. Bidder 9 assumed an “approximate liability of $145 million associated with obligations resulting from the Tax Receivable Agreement.”

In order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process, all potential bidders entered into confidentiality agreements with MDLY in connection with its exploration of strategic alternatives, under which potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. As of the date of this Application, the standstill provisions in all 31 confidentiality agreements have expired. In addition, even when the standstill provisions remained in effect, all counterparties subject to such standstill provisions were permitted to confidentially seek a waiver of the standstill provisions following MDLY’s entry into the MDLY Merger Agreement in order to privately submit a competing proposal with respect to MDLY, its subsidiaries, Sierra and/or MCC. In that regard, MDLY received no such requests. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to make certain corrective disclosures about the knowledge of the MCC Special Committee of these standstill agreements.

During the period from November 2017 through the first week of December 2017, representatives of Goldman Sachs and Broadhaven received indications of interest from eight potential partners. Of the eight indications of interest, six were strategic buyers looking to grow their existing asset management business and two were private equity funds. Following extensive discussions with each of the eight potential partners, MDLY selected the three most viable indications of interest (the “Viable Expressions of Interest”), and requested such interested parties to submit a mark-up of the draft merger agreement that was provided by MDLY no later than January 5, 2018 and to submit a final bid by January 10, 2018. As set forth in the section titled “— Phase 2 — Background of the Mergers — Proposals to MDLY,” on February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Mergers setting forth the terms of each non-binding indication of interest received by MDLY during such period, each of which are described below.

On January 3, 2018, Goldman Sachs provided relationship disclosure to MDLY that indicated, among other things, that during the prior two-year period the Investment Banking Division of Goldman Sachs did not perform any financial advisory and/or underwriting services for the three interested parties, MDLY, MCC, Sierra, or any of their respective affiliates for which Goldman Sachs recognized compensation.

In accordance with MDLY’s proposal instructions, on January 10, 2018, one of the three interested parties (“Party X”) submitted a non-binding indication of interest for an acquisition of MDLY (the “Initial Party X Proposal”) and comments on the proposed merger agreement. The indication of interest indicated that (i) the purchaser would be a newly formed shell corporation, and (ii) Party X was continuing to review the optimal structure for the transaction, but indicated a strong preference for an asset purchase transaction that would leave certain assets and liabilities with MDLY. Moreover, negotiations with Party X did not result in an actionable transaction, and a number of issues remained unresolved when negotiations terminated. As a result, because each of Party X’s proposals submitted were non-binding, included various conditions and carve-outs, and involved different forms of consideration (some of which was contingent), both Management and the MDLY Board believe it is impracticable and speculative to assign any actionable or tangible value to the Party X proposals described below. The Initial Party X Proposal included a non-binding proposal expressing a preference to purchase substantially all the assets of MDLY’s business (rather than a merger) for an equity value per share (taking into account cash and cash equivalents of MDLY that would not be purchased) representing a premium over the trading price of MDLY Class A Common Stock as of the date of the Initial Party X Proposal. According to Party X, the Initial Party X Proposal contemplated a purchase price of $244 million or $7.98 per share, and an enterprise value of $300 million. The Initial Party X Proposal contemplated that the consideration that would be paid through a combination of $138.3 million in cash from Party X (an unspecified portion of which would be borrowed), $60.7 million of assumed cash and cash equivalents from MDLY’s balance sheet, and $50 million of seller financing on terms to be determined, in the form of a note to be issued to holders of Medley LLC Units. Party X further indicated that it anticipated that the Tax Receivable Agreement would be terminated at closing without the payment of consideration, and that the seller financing could be reduced in satisfaction of any indemnification obligations. While Party X indicated that the Initial Party X Proposal represented a price of $7.98 per share, the Initial Party X proposal indicated that an unspecified portion of that amount was contingent and payable over time on terms that had not been proposed. Specifically, the proposal indicated that an unspecified amount of the cash proceeds would be placed in escrow, and the amounts in escrow, together with an unspecified amount under the note, would be subject to offset for indemnification. Based on the terms of the Initial Party X Proposal, MDLY and its advisors began negotiating terms with Party X. From January 12, 2018 through January 24, 2018, MDLY and Party X engaged in further negotiations, which resulted in the exchange of numerous proposals and counter-proposals.

Based upon these discussions, on January 26, 2018, Management held meetings with the MCC Board and the Sierra Board to provide them with an update on the potential transaction with Party X. Each of the MCC Board and the Sierra Board established the MCC Special Committee and the Sierra Special Committee, respectively, and authorized the special committees to evaluate the merits of a potential sale of substantially all of Medley Advisors’ assets to Party X, which, in turn, would have constituted the assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors. On February 7, 2018, the MDLY Board established the MDLY Special Committee and authorized it to, among other things, evaluate the merits of the potential sale of MDLY to Party X.

On February 5, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY (the “Second Party X Proposal”). According to Party X, the indication of interest contemplated a purchase price of $313 million, subject to certain adjustments. The indication of interest contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest indicated that the Tax Receivable Agreement would not be assumed and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement.

On February 9, 2018, Party X submitted a revised, non-binding indication of interest to slightly increase the proposed purchase price and to clarify other terms, including the identity of the purchaser (a newly formed shell corporation), the assets and liabilities to be acquired (or not acquired) and other related matters. According to Party X, the Second Party X Proposal contemplated a purchase price of $313 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY and payable by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest stated that certain assets (estimated by Party X to equal approximately $47.7 million), as well as the Tax Receivable Agreement, would be excluded from the transaction. In addition, the indication of interest indicated that Party X would not assume any liabilities of MDLY, other than MDLY’s existing senior indebtedness, MDLY’s lease, liabilities included within the definition of working capital and liabilities expressly agreed to by Party X. The terms of the seller financing were to be determined, but Party X indicated that it would be unsecured and subordinated to senior debt assumed by Party X, and the amount of the promissory note could be reduced in satisfaction of any indemnification obligations owed to Party X. Party X further indicated that it would not assume any liability under the Tax Receivable Agreement and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement. Also, on February 9, 2018, MDLY and Party X entered into an exclusivity agreement regarding the proposed transaction described above through March 15, 2018.

Negotiations regarding the economic terms of the transaction and the related approval of a new investment advisor to Sierra as a result of the contemplated assignment of Sierra’s and MCC’s respective advisory contracts with Medley Advisors continued over the following weeks. From February 22, 2018 through March 5, 2018, counsel to the parties exchanged drafts of transaction documents and negotiations continued.

On March 15, 2018, Party X submitted a revised proposal (the “Third Party X Proposal”) that would have reduced the purchase price significantly and made other material changes to the Second Party X Proposal. According to Party X, the Third Party X Proposal contemplated a purchase price of $290 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $128.3 million in cash (a portion of which would be borrowed), $45.3 million in the form of a promissory note issued to MDLY by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The update identified certain subsidiaries that would not be acquired and certain additional conditions to closing, including SBA approval. The updated indication of interest also reflected Party X’s preference for a reverse termination fee in the event Party X could not obtain financing for the transaction. Based on the changed economic terms, as well as the other terms of the Third Party X Proposal, MDLY determined that the Third Party X Proposal was not in the best interests of MDLY or Medley Advisors. On that basis, MDLY terminated discussions with Party X.

In April 2018, MDLY reengaged in discussions with two of the other bidders that had previously submitted indications of interest. In each case, those discussions did not lead to a further proposal or other indication of interest to MDLY. Also, in April 2018, Party X reinitiated contact with MDLY and, on April 19, 2018, updated the Third Party X Proposal for an acquisition of substantially all of the assets used in the operations of MDLY (the “Fourth Party X Proposal”) and subsequently provided an updated draft of an asset purchase agreement that reflected the Fourth Party X Proposal. According to Party X, the Fourth Party X Proposal contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed) and $30 million in a promissory note issued to MDLY by the acquisition subsidiary, subject to certain adjustments, plus the acquisition of the net working capital of Medley LLC at $0.90 per $1.00 of net working capital. Although the Fourth Party X Proposal reflected a slight increase in the cash portion of the purchase price to be paid and agreement on several other outstanding points, the Fourth Party X Proposal also included a number of changes that materially changed the transaction, including a decrease in the amount of the note to be delivered by Party X; a discount on the amount to be paid for the working capital delivered by MDLY to Party X; a downward purchase price adjustment tied to failure to obtain consents of certain advisory clients; and a downward purchase price adjustment tied to the performance of certain assets. In addition, the Fourth Party X Proposal reflected a shell purchaser with no parent or affiliate guaranteeing the obligations of the buyer and a closing condition tied to Party X’s ability to obtaining the needed financing, with MDLY’s sole recourse being the right to receive a reverse termination fee from Party X in the event Party X could not obtain financing. Between April 23, 2018 and May 2, 2018, MDLY and Party X engaged in negotiations regarding the Fourth Party X Proposal, exchanged drafts of transaction documentation, and participated in a series of due diligence meetings. However, prior to reaching final agreement on transaction terms and holding meetings with the MCC Special Committee and the Sierra Special Committee to provide a transaction update and to introduce Party X to the MCC and Sierra independent directors, Party X informed MDLY that it was withdrawing the Fourth Party X Proposal and that it did not intend to continue to pursue a potential transaction.

Shortly after MDLY and Party X terminated their discussions, a limited number of parties made inquiries to MDLY regarding a possible transaction. Specifically, four parties entered into confidentiality agreements, but only one of the four followed up with a preliminary indication of interest. In addition, more than five months after the final bid deadline, MDLY received two unsolicited non-binding indications of interests. Neither party completed meaningful diligence, nor evidenced their financial capabilities to consummate a transaction. The details of the two non-binding indications of interest are as follows:

On May 24, 2018, Lantern Capital Partners, an unaffiliated asset manager (“Lantern”), and MDLY entered into a non-disclosure agreement in connection with MDLY’s consideration of strategic alternatives. Among other things, the non-disclosure agreement prohibited Lantern from disclosing confidential information received from MDLY and its representatives and initiating, inducing, encouraging or attempting to induce MCC or any funds advised by MDLY to terminate, amend, or otherwise modify their advisory agreements with MDLY or enter into any advisory agreement with any person other than MDLY. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to make certain corrective disclosures about the knowledge of the MCC Special Committee of the foregoing non-disclosure agreement.

On June 22, 2018, Bidder 10 submitted a preliminary, non-binding indication of interest for an acquisition of 100% of the outstanding Class A and Class B Common Stock of MDLY and the outstanding limited liability company units of Medley LLC not owned by MDLY. According to Bidder 10, the indication of interest contemplated a purchase price of $5.00 per share, a premium of 47% over the then-market price of MDLY Class A Common Stock, and an equity value of $147 million. The indication of interest contemplated that the consideration would be paid in the form of (i) $106.6 million in cash to stockholders of MDLY and holders of limited liability company units of Medley LLC and (ii) payments in satisfaction of the Tax Receivable Agreement and for certain consulting services with a net present value of $40.4 million. The indication of interest did not provide an implied an enterprise value. Bidder 10 did not specify treatment of the Tax Receivable Agreement.

According to the Delaware Decision, on July 3, 2018, Lantern sent an unsolicited email to representatives of Goldman about “its interest in acquiring Medley Management and potentially recapitalizing Medley Capital” and followed up with representatives of Goldman on July 10, 2018 and July 20, 2018 to get “input on scheduling.”

On July 30, 2018, Lantern, submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Lantern, the indication of indication of interest indicated that (i) the purchaser would be a newly formed special purpose entity, and (ii) Lantern would acquire all of the outstanding shares of MDLY Class A Common Stock and all of the Medley LLC Units. According to Lantern, the indication of interest contemplated a purchase price of $256 million at $5.09 per share, net of debt and estimated cash balances. The indication of interest contemplated that the consideration would be paid in cash, with no financing contingency. Lantern did not specify the treatment of the Tax Receivable Agreement.

On August 21, 2018, Lantern sent an unsolicited email to a representative of MDLY. In the August 21 email, Lantern stated the following: “[g]iven the goal of merging the BDC, would it be useful if we offered to acquire the loans on non-accrual and put up new capital?” MDLY’s Management promptly informed the MCC Special Committee of Lantern’s email. The MCC Special Committee considered the Lantern email in consultation with its independent legal and financial advisors, and unanimously recommended that MCC decline to pursue the submission from Lantern at that time. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation,” the Delaware Court of Chancery in the MCC Stockholder Action found that the MCC Board was not made aware of certain details about Lantern’s proposal.

Management assessed each of the foregoing inquiries and advised the MDLY Board that, based upon the rudimentary nature of the submissions that were actually presented to MDLY, the fact that any financial terms included in such submissions did not provide compelling value to MDLY and its stockholders, and the fact that the other inquiries did not materialize into further discussions, they did not believe that any of the parties had presented a viable indication of interest that was worth pursuing. The MDLY Board agreed with Management’s assessment.

Set forth below is a summary of the process undertaken throughout out Phase 1 by each of the Sierra Special Committee, MCC Special Committee and MDLY Special Committee, and an analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Mergers to their respective board of directors. Any description of Management’s actions in each such section should be understood in the context of the foregoing depiction of Management’s role throughout the process of considering the Proposed Business Combination during Phase 1.

i.	Sierra — Process Undertaken During Phase 1

At a special meeting on June 18, 2018, the Sierra Board considered the Proposed Business Combination, the rationale for the Proposed Business Combination, and the initial terms of a potential framework around which the Proposed Business Combination could be effected. Pursuant to the initial framework, MCC would merge with and into Sierra, and Sierra would acquire MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The proposed MCC Merger would take the form of a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. The proposed MDLY Merger would include both cash and stock consideration in which MDLY Stockholders would receive $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The proposed cash consideration in regard to the proposed MDLY Merger was, among other things, intended to address the tax liability that would have been incurred by the holders of Medley LLC Units as a result of the MDLY Merger Closing. It was noted that under the Tax Receivable Agreement the value of certain future tax benefits was allocated 85% to the holders of Medley LLC Units and 15% to the MDLY Public Stockholders and that following the Proposed Business Combination the Combined Company would receive the benefit that previously was allocated to the MDLY Public Stockholders. The Sierra Board also discussed with Management next steps and a tentative timeline for evaluating and voting on the Proposed Business Combination.

Following the Sierra Board meeting on June 18, 2018, the Sierra Special Committee met with representatives of Broadhaven to discuss the possibility of the Sierra Special Committee engaging Broadhaven to act as an independent financial advisor to the Sierra Special Committee. The Sierra Special Committee reviewed materials that had been provided by Broadhaven in advance of the meeting. The materials included (1) an overview of Broadhaven, (2) a description of the fiduciary process to be undertaken by the Sierra Special Committee, (3) a description of the benefits and issues to consider with respect to various strategic alternatives, (4) a description of selected prior transactions in which Broadhaven had served as an advisor, and (5) financial advisor fee precedents for comparable types of transactions. Broadhaven, among other things, presented its qualifications, discussed the manner in which it would analyze the framework for the Proposed Business Combination, and discussed work it and members of the proposed engagement team had performed for MDLY in the past. Broadhaven representatives also discussed with the Sierra Special Committee that Broadhaven previously had been engaged by MDLY on October 11, 2017 to advise MDLY in connection with a potential strategic transaction and that the engagement had been terminated on June 15, 2018. The Broadhaven representatives noted that Broadhaven had received no fees from MDLY in connection with that engagement and that Broadhaven had waived the “tail” provisions arising from that engagement.

On June 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Sullivan & Worcester LLP (“S&W”), counsel retained by the Sierra Special Committee. During that meeting the Sierra Special Committee discussed whether to engage Broadhaven as its independent financial advisor and, if selected, the terms of the engagement. The Sierra Special Committee also discussed the possible composition of the Combined Company Board following the closing of the Proposed Business Combination. In addition, the Sierra Special Committee discussed the formal continuation of the Sierra Special Committee and the compensation to be paid to the Chair and members of the Sierra Special Committee. Finally, the Sierra Special Committee discussed next steps in terms of engaging Broadhaven and formalizing the Sierra Special Committee’s role in evaluating the Proposed Business Combination.

On July 2, 2018, the Sierra Special Committee met in person with representatives of S&W. In response to inquiries from the Sierra Special Committee, the S&W representatives reviewed with the Sierra Special Committee S&W’s evaluation of the prior engagement of Broadhaven by MDLY. The S&W representatives noted the following: (1) Broadhaven had terminated the prior engagement with MDLY and had waived the “tail” provisions arising from that engagement, and (2) Broadhaven had received no fees in connection with the prior engagement with MDLY. Following discussion with the S&W representatives, the Sierra Special Committee determined that Broadhaven’s prior engagement by MDLY would not adversely affect Broadhaven’s ability to render independent advice to the Sierra Special Committee concerning the proposed Mergers and engaged Broadhaven to serve as the Sierra Special Committee’s independent financial advisor. At the meeting, the Sierra Special Committee also confirmed the continued engagement of S&W as independent legal counsel to the Sierra Special Committee in connection with the Proposed Business Combination. Following the decision to retain Broadhaven, Representatives of Broadhaven joined the meeting. S&W representatives discussed the Sierra Special Committee members’ duties and responsibilities in evaluating the Proposed Business Combination, while Broadhaven representatives presented a preliminary work plan and timeline and identified certain aspects of the Proposed Business Combination that Broadhaven intended to closely examine.

Immediately following the meeting among the Sierra Special Committee and representatives of Broadhaven and S&W, the Sierra Board held an in-person meeting. During that meeting, and after discussion, the Sierra Board, among other things: (1) ratified the establishment of the Sierra Special Committee and all actions taken by the Sierra Special Committee to date, (2) authorized the Sierra Special Committee to evaluate and review the terms of the Proposed Business Combination, (3) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding the Proposed Business Combination, (4) authorized the Sierra Special Committee to make a recommendation to the Sierra Board regarding any agreements relating to the Proposed Business Combination, (5) approved the compensation of the Chair and members of the Special Committee and the reimbursement of any out-of-pocket expenses, and (6) authorized the Sierra Special Committee to select and retain consultants and agents, including independent financial and legal advisors, to assist the Sierra Special Committee in evaluating the Proposed Business Combination.

Following the meeting of the Sierra Board, the Sierra Special Committee reconvened. The members of the Sierra Special Committee were joined by representatives of Broadhaven, Management, Eversheds Sutherland (US) LLP (“Eversheds Sutherland”), which acted as regular outside counsel for Sierra, MCC and MDLY on common issues, and S&W. Representatives of Eversheds Sutherland discussed their communications to date with SEC staff concerning the Proposed Business Combination. Eversheds Sutherland explained that the SEC would need to issue an exemptive order in connection with the Proposed Business Combination. In addition, Eversheds Sutherland discussed the need for exemptive relief from the SEC to allow the Combined Company to own shares of a registered investment adviser in excess of the limits set forth in rules adopted under the 1940 Act. Representatives of Eversheds Sutherland also discussed certain tax consequences of the proposed MDLY Merger, including tax implications under the Tax Receivable Agreement.

The Sierra Special Committee then discussed with Management a proposal to have Merger Sub enter into employment agreements with five members of Management that would have become effective upon the closing of the Proposed Business Combination. Management said it would provide the Sierra Special Committee with the proposed executive compensation packages for each of the five members of Merger Sub’s management with a form of employment agreement to follow.

The Sierra Special Committee next discussed the Proposed Business Combination with Broadhaven, S&W and Management, in its capacity as a facilitator of discussions between the Sierra Special Committee, MCC Special Committee and MDLY Special Committee. Management discussed, among other things: (1) MDLY’s current advisory business and projected growth of that business in the coming years, (2) MCC’s non-accrual assets, and (3) the status of the SBIC Subsidiary. Management responded to questions from the Sierra Special Committee, Broadhaven and S&W.

Following their presentation, the representatives of Management and Eversheds Sutherland were excused from the meeting and the Sierra Special Committee met with representatives of Broadhaven and S&W. The Sierra Special Committee, Broadhaven and S&W discussed, among other things: (1) the timing and scope of the due diligence that would be conducted, (2) the legal and regulatory aspects of the Proposed Business Combination, (3) the role of each of Broadhaven and S&W and the work to be conducted by each of them, (4) the role of the Sierra Special Committee in the analysis and in any negotiation of the Proposed Business Combination, and (5) the timing and scope of future meetings of the Sierra Special Committee. Representatives of S&W reported on the status of their due diligence review of materials posted to the electronic data room.

On July 15, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting representatives of Broadhaven reviewed in detail a report on their analysis of the Proposed Business Combination, which had been provided to the Sierra Special Committee in advance of the meeting. Broadhaven representatives began by reporting that they had substantially completed their financial due diligence, which included, among other things, evaluation of (1) the overall structure of the Proposed Business Combination, (2) the financial outlook of each of Sierra, MCC and MDLY, (3) the legal, tax and regulatory components of the Proposed Business Combination, and (4) Management’s analysis of the potential benefits of the Proposed Business Combination to Sierra Stockholders. Broadhaven representatives then discussed their preliminary report, which included (1) a stand-alone valuation analysis for each of Sierra, MCC and MDLY, (2) a pro forma analysis of the Combined Company, (3) potential modifications to the proposed structure of the Combined Company, and (4) a preliminary framework for future negotiations with MDLY and MCC.

The Sierra Special Committee reviewed with representatives of Broadhaven and S&W the rationale for the Proposed Business Combination. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and ROE, (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company Stockholders.

The Sierra Special Committee next reviewed with representatives of Broadhaven and S&W the benefits and issues with a variety of strategic alternatives, including (1) maintenance of the status quo, (2) listing Sierra Common Stock on a national securities exchange, (3) entering into a transaction with an independent third party, (4) entering into the MDLY Merger only, and (5) entering into the MCC Merger only. The Sierra Special Committee directed the representatives of Broadhaven and S&W to continue their work on the Proposed Business Combination as they evaluated these alternatives.

The Sierra Special Committee discussed with representatives of Broadhaven the stand-alone valuations of each of Sierra and MCC. Broadhaven representatives noted that Sierra and MCC were similar in important ways, including that there was an approximately 50% overlap in their investment portfolios as of March 31, 2018. Broadhaven representatives also observed that while non-accrual assets represented a larger percentage of MCC’s investment portfolio, Sierra held some of the same non-accrual assets in its investment portfolio.

Broadhaven representatives then provided to the Sierra Special Committee a summary of Sierra’s and MCC’s estimated financial results through June 30, 2018 as well as forecasts for each of Sierra and MCC through the end of 2019, all of which had been prepared by Management. Broadhaven representatives noted that the forecasts did not account for any prospective credit losses because, according to Management, it was difficult to predict future credit losses. Broadhaven representatives indicated that MCC’s credit performance was at or near the bottom of publicly traded BDCs and that its GAAP ROE had been negative over certain periods. Broadhaven representatives reviewed the market price of MCC Common Stock since MCC’s IPO as well as the market discount to NAV over that same period of time, noting that the market price had steadily declined and the market discount had increased over time. Broadhaven representatives then discussed MCC’s trading metrics compared to those of other publicly traded BDCs, including both internally managed and externally managed BDCs.

In order to provide the Sierra Special Committee with comparative benchmarks, Broadhaven representatives next discussed the performance of two non-listed BDCs that subsequently were listed on a national securities exchange. They explained that these two BDCs were important precedents because their initial capital was raised in a similar fashion to Sierra’s and they were each successful in their public listings on a standalone basis. Broadhaven representatives also discussed the performance of certain BDCs and how MCC compared to these other BDCs from a trading perspective. Broadhaven representatives noted that the average and median of the purchase price relative to the NAV for the comparable BDCs was 75% and 80%, respectively.

At the request of the Sierra Special Committee, Broadhaven representatives reviewed the non-accrual assets held by each of Sierra and MCC. Broadhaven representatives noted that as of the end of the second quarter of 2018, non-accrual assets accounted for approximately 4.1% of the fair market value of Sierra’s investment portfolio and approximately 8.4% of the fair market value of MCC’s investment portfolio. Broadhaven representatives next discussed the overlap in Sierra’s and MCC’s investment portfolios. Broadhaven representatives then reviewed their analysis of Sierra at various discounts to NAV. Broadhaven representatives noted that, based on various metrics for publicly traded BDCs, including ROE, non-accrual assets as a percentage of investment portfolio, dividend yield, price/book value, and price/earnings, they believed that Sierra Common Stock, if listed on a standalone basis, would likely trade at a significant discount to NAV. Broadhaven representatives then discussed a potential exchange ratio of 0.76 that was an element of the initial framework, analyzing the Proposed Business Combination both assuming Sierra Common Stock were to trade at its current NAV, and then at various discounts to NAV. Based on the estimated range of values for the Sierra Common Stock, Broadhaven representatives calculated the resulting implied prices that would have been paid to MCC Common Stockholders and compared such prices to the NAV of MCC and the current market price for MCC Common Stock. Broadhaven representatives discussed the proposed exchange ratio in view of the anticipated contribution of Sierra and MCC to the Combined Company in terms of revenue, NII and net earnings. Finally, Broadhaven representatives noted that the proposed exchange ratio between Sierra and MCC was within a range that likely represented economic reality and that the relationship between Sierra and MCC as reflected by the proposed exchange ratio was appropriate.

The Sierra Special Committee next discussed the valuation of MDLY with the Broadhaven representatives. Broadhaven representatives provided a summary of MDLY’s estimated financial results through June 30, 2018 as well as forecasts for MDLY through the end of 2019, both of which had been prepared by Management. Broadhaven representatives reviewed the market price of MDLY Class A Common Stock since MDLY’s IPO as well as the market price relative to earnings per share. Broadhaven representatives then discussed MDLY’s trading metrics compared to those of publicly traded traditional asset managers and alternative asset managers. Broadhaven representatives then reviewed certain transactions involving BDC managers and how MDLY compared to these other BDC managers.

Broadhaven representatives next reviewed with the Sierra Special Committee the discounted cash flow analysis for MDLY Common Stock, which was based upon forecasts prepared by Management. Broadhaven representatives indicated that a 12% to 14% discount rate appeared to be reasonable and that using a discount rate in this range would result in an implied share price of $5.98 at the low end and $14.13 at the high end.

Next, the Sierra Special Committee discussed the proposed structure of the Combined Company with representatives of Broadhaven and S&W. Broadhaven representatives reviewed the benefits of having an asset management company as a portfolio company, including the benefits to the capital structure of the Combined Company. Broadhaven representatives also discussed the impact of the Combined Company maintaining a management agreement with its wholly owned investment advisor. Broadhaven representatives explained that the revenue paid by the Combined Company to its wholly owned investment advisor would result in taxable income for the advisor, but the tax shield created by the Tax Receivable Agreement could be utilized to offset a portion of the investment advisor’s taxable income. Broadhaven representatives then reviewed their estimate of the value of the Tax Receivable Agreement and various alternatives for renegotiating the Tax Receivable Agreement, including modifying the allocation of tax benefits between Medley LLC Unitholders and the Combined Company.

Broadhaven representatives then reviewed with the Sierra Special Committee the terms of the Proposed Business Combination, noting that their summary reflected the framework discussed at the June 18, 2018 Sierra Board meeting. Broadhaven representatives also reviewed their analysis of the anticipated contribution of Sierra, MDLY and MCC to the Combined Company in terms of revenue, NII and net earnings.

The Sierra Special Committee next reviewed the expected benefits of the Proposed Business Combination with representatives of Broadhaven and S&W. These included (1) providing liquidity to Sierra Stockholders, (2) the potential for realizing meaningful accretion to NII, NAV and ROE, (3) the internalization of management, (4) greater diversification and scale benefits arising from consolidation of assets under management, (5) potential cost savings, (6) potential benefits from growth in the institutional asset management business, and (7) the alignment of the interests of Management and the Combined Company Stockholders. The Sierra Special Committee also discussed with representatives of Broadhaven and S&W the actual or potential disadvantages of the Proposed Business Combination, which included merging with two companies that had identifiable weaknesses. With respect to MCC, these weaknesses included a significant level of non-accrual assets and the fact that its shares traded at a significant discount to NAV. With respect to MDLY, these weaknesses included a reduction in fee-earning assets under management and in net income from the prior year. Finally, Broadhaven representatives set out a number of negotiating topics for the Sierra Special Committee to consider. These topics included the exchange ratio for each of MDLY Common Stock and MCC Common Stock, the treatment of the Tax Receivable Agreement, the mix of cash and stock for MDLY Common Stock, and the composition of the Combined Company Board and its management.

Taking into account the expected benefits of the Proposed Business Combination, the Sierra Special Committee determined that pursuing the Proposed Business Combination would be likely to provide greater benefits to Sierra Stockholders than the possible alternatives. Specifically:

(1)	Maintaining the status quo would mean that Sierra Stockholders would continue to have limited liquidity and suboptimal scale and would not provide for internalization of management or alignment of the interests of Management and the Combined Company Stockholders.

(2)	Listing Sierra Common Stock on a stock exchange would provide increased liquidity for Sierra Stockholders, but the shares would likely trade at a significant discount to NAV, and Sierra would not realize the benefits of increased diversification and scale, internalization of management, ownership of an institutional asset management business, or alignment of the interests of Management and the Combined Company Stockholders.

(3)	Pursuing a merger with a third party or a sale of substantially all of Sierra’s assets was unlikely to be successful because, notwithstanding that the strategic review process conducted by MDLY and its financial advisors during the period from May 2017 through the spring of 2018 only contemplated potential bids for strategic transactions with MDLY, it was reasonable to expect that, if any of the parties to the strategic review process had an interest in a merger or buying some or all of the assets of Sierra, they would have expressed it or sought a waiver from MDLY to pursue such a merger or purchase. None of the prospective bidders did so.

(4)	A combination with MDLY alone would provide the benefits of internalization of management and ownership of an institutional asset management business but would not provide greater diversification and scale.

(5)	A combination with MCC alone would provide improved liquidity and greater diversification and scale, but would not provide the benefits of internalization of management, ownership of an institutional asset management business, or alignment of the interests of Management and the Combined Company Stockholders.

The Sierra Special Committee accordingly determined that it was in the best interests of Sierra and Sierra Stockholders to pursue the Proposed Business Combination, subject to negotiation of terms that would be fair and reasonable to Sierra and Sierra Stockholders.

On July 18, 2018, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. Broadhaven representatives provided an update on the status of the MCC Special Committee and the MDLY Special Committee based on their conversations with Management and representatives of Goldman Sachs. Broadhaven also discussed supplemental materials that had been provided by Management prior to the meeting. The materials included an updated framework, dated July 12, 2018, that reflected estimated June 30, 2018 financial results but generally held other assumptions constant with the framework discussed at the June 18, 2018 meeting of the Sierra Board. The July 12, 2018 framework reflected a proposed exchange ratio of 0.72 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.75 in cash and 0.43 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Sierra Special Committee discussed with the representatives of S&W and Broadhaven the proposed executive compensation and expressed its desire to engage a consultant to advise the Sierra Special Committee on the reasonableness of the proposed executive compensation. After discussion, and on the basis of a recommendation from the Broadhaven representatives, the Sierra Special Committee determined to explore the possibility of engaging Johnson & Associates to assist the Sierra Special Committee in evaluating the reasonableness of the proposed executive compensation. The Sierra Special Committee also discussed the composition of the Combined Company Board and asked the S&W representatives to provide a variety of information about the board composition of other BDCs.

The members of the Sierra Special Committee indicated that they were in favor of proceeding with the negotiation of the terms for the Proposed Business Combination. There was then a discussion of the various alternatives concerning the Tax Receivable Agreement.

The Sierra Special Committee also indicated that they wanted Management to provide more detailed information about the estimated cost savings to be achieved as a result of the Proposed Business Combination. Broadhaven representatives recommended a negotiating position that addressed, among other things, the price offered for MDLY, and the mix of stock and cash be paid to MDLY Stockholders in each case as compared to that contemplated in the initial framework. In addition, Broadhaven representatives recommended that the Tax Receivable Agreement be tied to actual tax savings and that the allocation of the benefits under the Tax Receivable Agreement between Medley LLC Unitholders and the Combined Company be changed for the benefit of Sierra Stockholders.

At the Sierra Special Committee’s request, a representative of Goldman Sachs and Mr. Brook Taube joined the meeting. The representative of Goldman Sachs discussed with the Sierra Special Committee his conversations with representatives of the other special committees’ financial advisors concerning feedback from the MDLY Special Committee and MCC Special Committee. The representative of Goldman Sachs indicated that it was his understanding that the MCC Special Committee was focused on the following issues: (1) the exchange ratio for the MCC Merger, (2) the MDLY Merger Consideration proposed to be paid to MDLY Stockholders, (3) the possibility of obtaining cash consideration for MCC Stockholders as part of the MCC Merger, (4) the proposed executive compensation, and (5) the allocation of the benefits of the Tax Receivable Agreement.

The Sierra Special Committee instructed the representatives of Broadhaven to propose the following terms to the representatives of Goldman Sachs and Brook Taube, and asked that they communicate them to the MCC Special Committee and MDLY Special Committee that: (1) the nominal value of the consideration to be paid to MDLY Stockholders be in the range of $5 to $6 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018), (2) the cash component paid to MDLY Stockholders represent 50% of the total consideration, and (3) the benefits of the Tax Receivable Agreement be split evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives also indicated that the Sierra Special Committee believed the exchange ratio of 0.72, as proposed under the updated proposal, for the MCC Merger was within the appropriate range. Mr. Taube informed the Sierra Special Committee and its advisors that the MDLY Special Committee wanted the total MDLY Merger Consideration paid to MDLY Stockholders to be the equivalent of $7.75 per share (valuing the shares of Sierra Common Stock at their NAV as of March 31, 2018). In order to bridge the difference in price and for other reasons, the Broadhaven representatives suggested that MDLY could consider making a special dividend to MDLY Stockholders. The Goldman Sachs representative and Mr. Taube said they would communicate the proposed terms to the MCC Special Committee and MDLY Special Committee and then they left the meeting.

Next, the Sierra Special Committee discussed the current terms of the Proposed Business Combination and compared them to the terms that had been proposed by Party X before Party X withdrew its proposal to acquire MDLY. The Party X proposal, which was at a higher valuation than that being offered by the Sierra Special Committee to MDLY shareholders, was being used in negotiations by the MDLY Special Committee to achieve a higher price than Sierra had proposed. The Party X proposal was relevant because it reflected the culmination of substantial diligence and negotiation with a credible, independent asset management company to acquire MDLY.  However, the value of the Party X proposal in comparison with the Proposed Business Combination was limited because the proposal was ultimately withdrawn and was structured as an asset purchase with much of the consideration being held back for payment over time. The Sierra Special Committee considered the potential benefits from internalization of management and the Tax Receivable Agreement that were absent from the third-party offers considered in the past. The Sierra Special Committee noted that its current proposal contemplated the benefits of the Tax Receivable Agreement being shared evenly between Medley LLC Unitholders and the Combined Company and its stockholders.

On July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, after consulting with the Broadhaven representatives, the Special Committee determined that, in response to the MDLY Special Committee’s proposal from the previous day, the Sierra Special Committee would propose a purchase price of $6.00 per share (valuing the shares of Sierra Stock at their NAV as of March 31, 2018) plus a $0.25 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers and allocating the benefits of the Tax Receivable Agreement 55%/45% between Medley LLC Unitholders and the Combined Company. After further review and discussion, the Sierra Special Committee decided to propose the top end of their range of $5.00 to $6.00 per share, plus a $0.25 dividend, in the context of negotiations and in response to the MDLY Special Committee’s assertion that $7.75 per share was the right purchase price. At the instruction of the Sierra Special Committee, representatives of Broadhaven presented such terms to Brook Taube and asked that he communicate the same to the MDLY Special Committee.

Later on July 19, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the Sierra Special Committee discussed the Board composition of the Combined Company.

On July 22, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update to the Sierra Special Committee on their understanding of the current status of the negotiations with the MCC Special Committee and MDLY Special Committee.

On July 23, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they were reviewing an updated framework that had been transmitted by Management earlier in the day and would not be able to react to it before the next day. The July 23, 2018 framework reflected a proposed exchange ratio of 0.82 shares of Sierra Common Stock for each share of MCC Common Stock and consideration to MDLY Stockholders of $3.94 in cash, including a $0.50 special cash dividend, and 0.39 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. The Broadhaven representatives then provided an update to the Sierra Special Committee on their understanding of the negotiations with the MCC Special Committee and MDLY Special Committee. The Sierra Special Committee then discussed the composition of the Combined Company Board.

On July 24, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives indicated that they had conversations with representatives of Management. Representatives of Goldman Sachs participated in these discussions at the direction of MDLY. Management indicated that the MCC Special Committee and the MDLY Special Committee, as applicable, considered the following terms: (1) a nominal price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately before the Mergers, (2) an exchange ratio of 0.820 for the MCC Merger, and (3) allocating the benefits of the Tax Receivable Agreement evenly between the Medley LLC Unitholders and the Combined Company and its stockholders. The Broadhaven representatives noted that Management believes the cost savings from the Proposed Business Combination will be approximately $7 million annually and will document this savings, though such savings were likely to be offset by the market levels of compensation being considered for Management. The Broadhaven representatives also discussed Management’s 2018 financial projections for MDLY. It was noted that, following the completion of the Mergers, Management expects that the Combined Company will achieve certain cost savings and synergies when the investment portfolios of Sierra and MCC are integrated and when the businesses and administrative operations of Sierra, MCC, and MDLY are integrated. Such cost savings and synergies include the benefit of reduced expenses due to the elimination of duplicative expenses of approximately $3.5 million consisting of professional fees associated with audit, tax, valuation and legal services, transfer agent fees, board of director fees, director and officer insurance, administrator expenses, and other public company expenses.  In addition to the elimination of the identifiable duplicative expenses, Management believes that, once the Mergers are completed and the Combined Company is fully integrated, operational synergies can develop over time across the broader organization, which is reasonably likely to result in further cost savings. The Broadhaven representatives said that the MDLY Special Committee appeared to be focused on the price previously offered by Party X. The Broadhaven representatives discussed with the Sierra Special Committee why the price previously offered to MDLY by Party X no longer reflected, in their view, a fair price for MDLY. The Broadhaven representatives noted that the MCC Special Committee should be willing to consider an exchange ratio of less than 0.820. The Sierra Special Committee then discussed the Board composition of the Combined Company.

On July 25, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives discussed the prior withdrawn offer from Party X for MDLY. They also discussed the reasons that deal was of limited value in evaluating the terms of the proposed MDLY Merger. The Sierra Special Committee determined to propose a price of $6.25 per share for MDLY and an exchange ratio of 0.76 for each share of MCC Common Stock.

On July 26, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on their understanding of the status of the negotiations with the MCC Special Committee and the MDLY Special Committee.

On July 27, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Broadhaven representatives provided an update on their understanding of the status of negotiations with the MCC Special Committee and the MDLY Special Committee. The proposed framework now included (i) a price of $6.75 per share for MDLY, which includes a $0.50 per share dividend to be paid by MDLY to MDLY Stockholders immediately prior to the Mergers, (ii) an exchange ratio of 0.8050 for the MCC Merger and (iii) the elimination of the Tax Receivable Agreement such that all tax benefits would accrue to the Combined Company. The Broadhaven representatives then reviewed an updated analysis that they had prepared which reflected the latest proposal from the MCC Special Committee and the MDLY Special Committee, which had been provided to the Sierra Special Committee prior to the meeting. The materials included an analysis of the implied nominal MDLY share price of $6.75 per share. The Broadhaven representatives also reviewed their analysis of the exchange ratio for MCC Common Stock, which showed the implied MCC purchase price and the premium and discount to the market price of MCC Common Stock. They also noted that the elimination of the Tax Receivable Agreement was a significant economic concession from MDLY. The Broadhaven representatives next reviewed their analysis of the financial impact of the Proposed Business Combination to the Combined Company. The Broadhaven representatives noted that assuming a nominal price of $6.75 per share to be paid to MDLY Stockholders and an exchange ratio of 0.8050 for the MCC Merger, the Proposed Business Combination would result in 16% accretion in NII, 0.9% accretion in NAV and 0.94% increase in operating ROE for the Sierra Stockholders. The Broadhaven representatives reviewed the options available to the Sierra Special Committee, which included, among others, accepting the counterproposal from the MCC Special Committee and the MDLY Special Committee or rejecting the counterproposal and renewing the Sierra Special Committee’s previous counterproposal. The Broadhaven representatives advised that, based on Management’s feedback regarding the views of the MCC Special Committee and the MDLY Special Committee, obtaining a lower exchange ratio for the MCC Merger was likely not possible but they believed that there was still some room to negotiate with the MDLY Special Committee on the terms of a transaction with MDLY. The Broadhaven representatives advised the Sierra Special Committee to examine the terms of the Proposed Business Combination in whole rather than considering each Merger in isolation. The Broadhaven representatives confirmed that they were prepared to take the MCC Special Committee’s and the MDLY Special Committee’s latest counterproposal to their fairness opinion committee. The Sierra Special Committee excused the Broadhaven representatives from the call.

The Sierra Special Committee discussed how to respond to the MDLY Special Committee’s counterproposal. After discussion, the Broadhaven representatives rejoined the call. The Sierra Special Committee communicated its current thinking on the MDLY Special Committee’s counterproposal.

Mr. Brook Taube joined the meeting. The Chair of the Sierra Special Committee provided an update to Mr. Taube on the status of the Sierra Special Committee’s deliberations. Mr. Taube discussed the rationale for the MDLY Special Committee’s counterproposal, noting that the increased allocation of the benefits of the Tax Receivable Agreement to the Combined Company provided an offset to the financial impact of the higher exchange ratio for the MCC Merger that was being sought by the MCC Special Committee. Mr. Taube also discussed the importance of the nominal price of $6.75 per share for the MDLY Special Committee. The Sierra Special Committee then excused Mr. Taube from the meeting.

The Sierra Special Committee continued to discuss the MDLY Special Committee’s counterproposal with the representatives of Broadhaven and S&W. The Sierra Special Committee indicated that it would accept the 0.8050 exchange ratio for the MCC Merger proposed by the MCC Special Committee but wanted a nominal price of $6.50 per share for MDLY. The Sierra Special Committee directed the Broadhaven representatives to ask Management to communicate the Sierra Special Committee’s position to the two other special committees.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers. Representatives of S&W reviewed the draft agreements on the behalf of the Sierra Special Committee. On August 3, 2018, representatives of S&W circulated their preliminary comments on the draft agreements to the Sierra Special Committee. From August 3, 2018 through August 9, 2018, representatives of Eversheds Sutherland circulated multiple drafts of the Merger Agreements among representatives of Kramer Levin Naftalis & Frankel LLP, independent counsel to the MCC Special Committee (“Kramer Levin”), Potter Anderson & Corroon LLP, independent counsel to the MDLY Special Committee (“Potter Anderson”), and S&W.

On July 31, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. During that meeting, the participants discussed the upcoming Sierra Audit Committee and Sierra Board meetings. The S&W representatives provided an overview of the draft MCC Merger Agreement and the MDLY Merger Agreement. The S&W representatives noted that in response to a request from the Sierra Special Committee at its July 18, 2018 meeting updated information concerning the cost savings and synergies from the Proposed Business Combination had been circulated the previous day to the Sierra Special Committee. Representatives of Broadhaven joined the call and provided an update on their understanding of the state of the negotiations with the MCC Special Committee and the MDLY Special Committee. The Broadhaven representatives said that the MCC Special Committee had agreed to the exchange ratio of 0.8050 and that the MDLY Special Committee had counter proposed a nominal price of $6.65. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with MCC and MDLY, using the foregoing terms as a framework to negotiate the legal agreements among the parties. Broadhaven representatives said that they expected to share a draft of their fairness opinion with the Sierra Special Committee by the end of the week.

On August 2, 2018, the Sierra Special Committee met in executive session prior to the Sierra Board meeting with a representative of S&W. In addition to discussing matters related to the upcoming meeting, the Sierra Special Committee discussed a variety of matters concerning the Proposed Business Combination, including the composition of the Combined Company Board.

On August 2, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, Broadhaven representatives discussed the accounting treatment of Merger Sub. Broadhaven representatives said that they did not analyze the impact consolidation would have on the debt currently held by MDLY, the magnitude of the benefits of the Tax Receivable Agreement, or the financial projections for MDLY given that the transaction being considered did not contemplate consolidation. Broadhaven representatives noted that their fairness opinion was conditioned on fair value rather than consolidation accounting for MDLY. The discussion turned to next steps in regard to the accounting treatment of Merger Sub.

On August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed the application of the SEC’s “going private” rule to the MDLY Merger and the determination that the Sierra Board would be required to make as a result. The Sierra Special Committee then discussed the reports of the compensation consultant that it had received prior to the meeting. The Sierra Special Committee began by discussing the proposed executive compensation to be paid to certain members of Sierra’s management and the comparable compensation information for certain comparable BDCs and alternative asset managers. The Sierra Special Committee noted certain additional information they planned to request from Management, including the specific roles and responsibilities of the members of Management proposed to receive executive compensation packages. The S&W representatives also discussed with the Sierra Special Committee the draft form of employment agreement that Management had provided. The Sierra Special Committee determined that combining the positions of the Chief Executive Officer and chair of the Combined Company Board was appropriate at this time based on the following factors: (a) its research revealed that the vast majority of other BDCs, including internally managed BDCs, also combine the positions of chief executive officer and chairman of the board of directors, (b) Brook Taube’s history with MCC, familiarity with its investment platform, and extensive knowledge of the financial services industry, in addition to his current role as a director of Sierra, qualify him to serve as the Chief Executive Officer and the Chairman of the Combined Company Board, (c) the Combined Company will designate a lead independent director who will serve as a liaison between management and the Combined Company Board, and (d) the Combined Company Board will have a super-majority of independent directors as only Brook Taube will be an interested director. The Sierra Special Committee believes all of the foregoing factors would mitigate any potential conflicts that may arise when an interested director serves as the chairman of a board of directors.

A representative from Broadhaven then joined the meeting. The Broadhaven representative noted that Broadhaven did not perform any analysis to determine how consolidation of Merger Sub’s financials with those of the Combined Company would affect the economics of the Proposed Business Combination given that the transaction being considered did not contemplate consolidation. The Broadhaven representative reported that Broadhaven had completed its due diligence of MCC and MDLY.

Also on August 5, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Eversheds Sutherland, Broadhaven and S&W. At the invitation of the Sierra Special Committee and at the direction of MDLY, representatives of Goldman Sachs were in attendance at this meeting. Representatives of Management and Eversheds Sutherland provided an update on the discussions with SEC Staff concerning the accounting treatment for the Merger Sub and the exemptive relief that would have been necessary for the Combined Company to operate as contemplated following the Proposed Business Combination.

The Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W immediately following the telephonic meeting with Management and Eversheds Sutherland. In addition to discussing the earlier call with Management and Eversheds Sutherland, the Sierra Special Committee discussed next steps, including how best to comply with the various requirements of the SEC’s going private rule.

On August 6, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. During that meeting, the Sierra Special Committee discussed compensation-related matters to be raised with Mr. Brook Taube during a call later that day. The Sierra Special Committee also discussed certain provisions in the draft form of employment agreement, including the non-compete provision.

On August 7, 2018, the Sierra Special Committee held a telephonic meeting with representatives of Management, Winston & Strawn, counsel to Management, and S&W. During that meeting, Mr. Brook Taube reviewed Management’s objectives with the proposed executive compensation packages and the draft form of employment agreement. He explained that the proposed compensation was designed to be at or slightly below the industry median and that the employment agreement was intended to provide a market-based framework for senior executives. There was then a discussion of the draft form of employment agreement that had been circulated by S&W earlier in the day with a goal of resolving specific business points. After discussion, the participants on the call agreed to have Winston & Strawn and S&W prepare a revised draft form of employment agreement that reflected the substance of the discussions during the call and circulate that revised draft to all of the participants of the meeting for their consideration.

On August 8, 2018, the Chair of the Sierra Special Committee held a telephone conference call with representatives of Broadhaven and S&W. The participants on the call discussed the termination fee that would have been appropriate with respect to each of the MCC Merger and the MDLY Merger. Following a discussion with representatives of Broadhaven and S&W, the Sierra Special Committee agreed that a termination fee of $6,000,000 in regard to the MCC Merger would have been appropriate. In addition, the Sierra Special Committee agreed that the termination fee of $5,350,000 that had been currently contemplated for the MDLY Merger was appropriate, but that MDLY should also be asked to reimburse Sierra’s expenses should the MDLY Merger not be consummated. The Sierra Special Committee considered typical ranges for termination fees of 2% to 5% of the deal value and concluded that the termination fee for the MCC Merger had been appropriate and that the sum of the termination fee and reimbursement of expenses in the MDLY Merger had been similarly consistent with precedents. Later on August 8, 2018, the Sierra Special Committee then held an in-person meeting with representatives of Broadhaven, Miles and Stockbridge P.C. (“M&S”), counsel to Sierra in connection with Maryland corporate law related matters, and S&W. The S&W representatives reported that they had completed their due diligence of MCC and MDLY and had not identified any matters that they believed would prevent the Sierra Special Committee from approving the Proposed Business Combination. A representative of M&S reviewed the Sierra Special Committee’s duties and responsibilities as directors of a Maryland corporation in regard to their consideration of the Proposed Business Combination. Representatives of S&W provided an overview of the MCC Merger Agreement and the MDLY Merger Agreement, noting that the MCC Merger Agreement and the MDLY Merger Agreement were still being negotiated among the parties. In reviewing the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement, the representatives of S&W noted that the receipt of SEC exemptive relief to permit the Combined Company to operate as proposed, confirmation from the SEC Staff that the financial statements of Merger Sub would not be consolidated with those of the Combined Company, and receipt of an opinion that the Mergers would qualify as tax-free reorganizations had all been conditions to closing in each of the MCC Merger Agreement and the MDLY Merger Agreement. The representatives of S&W reviewed the termination provisions in the MCC Merger Agreement and the MDLY Merger Agreement, which included termination fees and had required the Mergers to close by March 31, 2019.

The Sierra Special Committee discussed responsibilities under the SEC’s going private rule in connection with its consideration of the MDLY Merger.

Representatives of M&S and S&W had discussed the possibility of amending the Sierra Charter and Sierra Bylaws prior to when the Mergers would have closed. Representatives of S&W explained that certain provisions of these organizational documents currently contemplated that Sierra would not be listed on a national securities exchange and that Sierra would be externally managed.

Broadhaven representatives reviewed their analysis of the Proposed Business Combination, copies of which were handed out at the meeting. Broadhaven representatives noted that they had previously reviewed with the Sierra Special Committee much of the information and analysis set forth in their report. Broadhaven representatives discussed (1) the structure of the Proposed Business Combination, (2) the investment portfolios of each of Sierra and MCC, (3) the valuation of each of Sierra, MDLY and MCC, and (4) an analysis of the impact of the Proposed Business Combination on Sierra. Broadhaven representatives highlighted certain features of the Proposed Business Combination that would have redounded to the benefit of Sierra and the Sierra Stockholders, including the termination of the Tax Receivable Agreement which would have allowed 100% of the benefits from the Tax Receivable Agreement to go to the Combined Company and its stockholders. Broadhaven representatives had noted that the market price for the shares of the Combined Company would likely be higher than the market price for the shares of Sierra Common Stock if it listed its shares on a standalone basis. Broadhaven representatives had noted the benefit of converting from an externally-managed BDC to an internally-managed one. Broadhaven representatives then reviewed their merger analysis. Broadhaven representatives had explained that the Proposed Business Combination was expected to result in 15.6% accretion in NII, 0.94 basis points increase in ROE and 0.7% accretion in NAV for Sierra. Broadhaven representatives discussed the rationale for paying a premium over the current market price of MDLY Class A Common Stock and MCC Common Stock to have effected the Mergers. The rationale included the financial benefits described above, the fact that the premium was consistent with premiums typically paid in a change of control transaction, and the reasonableness of the valuation multiples implied by the purchase price, including the multiple of EBITDA. The Broadhaven representatives then discussed their draft fairness opinion, noting that it was conditioned on Sierra receiving SEC exemptive relief to allow the Combined Company to operate as proposed and confirmation from the SEC that consolidation of Merger Sub’s financials with those of the Combined Company was not necessary.

Later on August 8, 2018, the Sierra Board held a special in-person meeting. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated. The Chair of the Sierra Special Committee had reported to the Sierra Board the discussions that had occurred during the earlier Sierra Special Committee meeting. The Chair of the Special Committee reported that: (1) M&S and S&W representatives had reviewed the standard of conduct and responsibilities of the Sierra Special Committee; (2) S&W representatives had reviewed with the Sierra Special Committee the material terms and conditions of the MCC Merger Agreement and the MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively, with a particular focus on terms and conditions that had changed since the Sierra Special Committee had last seen drafts of the MCC Merger Agreement and the MDLY Merger Agreement on August 3, 2018; (3) M&S and S&W representatives had reviewed potential considerations and the process under Rule 13e-3; (4) S&W representatives had reviewed the anticipated governance structure of the Combined Company and any necessary steps to accomplish that structure before the closing of the Proposed Business Combination, which included potentially amending the Sierra Charter and Sierra Bylaws; (5) Broadhaven representatives had reviewed their analysis of the Proposed Business Combination and their draft fairness opinion concerning the Proposed Business Combination; (6) Broadhaven and S&W representatives had discussed the draft press release and investor presentation announcing the Proposed Business Combination; and (7) the parties to the Proposed Business Combination had held a general discussion of next steps.

Also on August 8, 2018, the Sierra Special Committee held an in-person meeting with representatives of Management, their counsel, Winston & Strawn (participating by telephone), and S&W. The participants discussed the latest draft of the form of employment agreement that had been circulated earlier in the day with a focus on the changes that had been made since the previous draft had been circulated to the meeting participants. After discussion, the representatives of Management and Winston & Strawn left the meeting and the Sierra Special Committee held an executive session with S&W.

The representatives of Management and Winston & Strawn later rejoined the meeting and agreed to most of the provisions that the Sierra Special Committee had requested. Management asked the Sierra Special Committee to consider certain provisions that Management had wanted included in the final form of employment agreement. The Sierra Special Committee agreed to provide a response to Management the following morning.

On August 9, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed the outstanding items regarding the form of employment agreement. After discussion, they agreed to communicate the Sierra Special Committee’s position to Management.

Also on August 9, 2018, representatives of S&W and the Sierra Special Committee discussed the management compensation assessment prepared by the independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation for MDLY’s executive officers to have become effective upon the closing of the Mergers. Representatives of S&W also discussed the management compensation assessment with representatives of Kramer Levin.

Later on August 9, 2018, the Sierra Special Committee held a call with representatives of Broadhaven, M&S and S&W. Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. Broadhaven representatives explained that both documents were substantially similar to the versions presented to the Sierra Special Committee the previous day and reviewed the changes that had been made since the previous day.

Representatives of S&W reviewed the MCC Merger Agreement and MDLY Merger Agreement with the Sierra Special Committee, highlighting any differences from the versions presented the previous day. The meeting participants discussed one provision that had been related to the termination of the Tax Receivable Agreement. After discussion, S&W representatives indicated they would ask Management to communicate to the MCC Special Committee and the MDLY Special Committee the contract language that had been requested by the Sierra Special Committee.

After discussion the Sierra Special Committee determined to approve Sierra’s participation in the Proposed Business Combination; the terms of the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same. In approving the Proposed Business Combination, the Sierra Special Committee considered the potential benefits and potential risks that might have resulted from the consummation of the Proposed Business Combination, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the August 9, 2018 Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of the Proposed Business Combination and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the consideration to have been provided for each share of MCC Common Stock and each share of MDLY Common Stock was fair to the holders of Sierra Common Stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the MCC Merger Agreement and MDLY Merger Agreement for the proposed Mergers. The Chair of the Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Special Committee had approved, and recommended that the Sierra Board approve, the Proposed Business Combination, the MCC Merger Agreement, and the MDLY Merger Agreement. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in the Proposed Business Combination; approved the terms of the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger; approved the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger; declare the MCC Merger and the MDLY Merger advisable; and approved the submission of each of the MCC Merger Agreement and the transactions that had been contemplated thereby and MDLY Merger Agreement and the transactions that had been contemplated thereby to the Sierra Stockholders.

In connection with its consideration of the MCC Merger and the MDLY Merger, while the Sierra Special Committee considered both mergers together, it considered the merits of each merger separately.  In that regard, the Sierra Special Committee and Broadhaven analyzed the value of each of MDLY and MCC separately, except insofar as the value of MDLY was impacted by the MCC Investment Management Agreement.

On September 4, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee members discussed their interviews of the Independent Directors of MCC, noting each potential nominee’s experience, skills and other expertise that might benefit the Combined Company Board. The Sierra Special Committee then discussed the compensation to be paid to the Independent Directors of the Combined Company Board. The Sierra Special Committee members agreed that the Independent Director compensation should be in the form of annual retainers rather than meeting fees. The Sierra Special Committee members also determined that the Independent Director compensation should be in the form of cash. The Sierra Special Committee members next discussed the compensation to be paid to the Lead Independent Director and the Sierra Special Committee Chair. The Sierra Special Committee members next discussed the terms of the employment agreements for certain key employees of MDLY.

On September 18, 2018, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the status of the draft proxy statement relating to the Proposed Business Combination. The Sierra Special Committee then reviewed with the S&W representatives a list of follow-up matters relating to (1) matters that needed to be completed before the closing of the Proposed Business Combination, (2) matters relating to the upcoming Sierra Board meeting, and (3) matters related to the operation of the Combined Company following the closing of the Proposed Business Combination.

On January 23, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update concerning the status of the SEC’s review of the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and the likely impact the Federal government shutdown would have on the SEC’s review of those applications. The S&W representatives also discussed the status of the HSR filings in connection with the Proposed Business Combination. Finally, the Sierra Special Committee discussed with the S&W representatives the process to be used in considering the renewal of Sierra Investment Advisory Agreement.

On February 5, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The representatives of Broadhaven reviewed with the Sierra Special Committee the NexPoint/Highland Proposal 2 and presented their financial analysis of the NexPoint/Highland Proposal 2. The representatives of Broadhaven discussed the consideration being offered which included a $25 million upfront cash payment to the Surviving Company, NexPoint/Highland’s undertaking to purchase $25 million of shares of the Surviving Company at the market price over five quarters, the use of the incentive fees paid by the Surviving Company to purchase an additional $25 million of shares of the Surviving Company at the market price and certain proposals related to the management fee payable by the Surviving Company to NexPoint/Highland. The Broadhaven representatives compared the economics of the NexPoint/Highland Proposal 2 to those of two recent comparable transactions. Following the presentation by Broadhaven, the Sierra Special Committee members discussed with the representatives of Broadhaven and S&W the options available to them in regard to the NexPoint/Highland Proposal 2. Following this discussion, representatives of Management and Eversheds Sutherland then joined the call. At the request of the Sierra Special Committee, the representatives of Management discussed their assessment of the NexPoint/Highland Proposal 2. After discussion with Management, the representatives of Management, Eversheds Sutherland and Broadhaven disconnected from the call. The Sierra Special Committee then discussed the NexPoint/Highland Proposal 2 with the S&W representatives.

On February 19, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the procedural posture of the MCC Stockholder Action. The S&W representatives also provided an update on the exemptive applications filed by Sierra, MCC and MDLY in connection with the Proposed Business Combination and reviewed the exemptive application process with the Sierra Special Committee.

On February 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed a credit facility MCC proposed to enter into with TIAA Bank. The S&W representatives noted that under the terms of MCC Merger Agreement, MCC was required to obtain the consent of Sierra to enter into the credit facility with TIAA Bank. After discussion, the Sierra Special Committee voted to consent to MCC’s entering into a credit facility with TIAA Bank.

ii.	MCC — Process Undertaken During Phase 1

During the June 19, 2018 MCC Board meeting, the MCC Board expanded the scope of the MCC Special Committee to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MCC and the MCC Stockholders; (iv) recommend to the MCC Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MCC related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MCC Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MCC Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deems appropriate, including its own independent legal counsel and independent financial advisor.

At the end of the June 19, 2018 MCC Board meeting, the MCC Special Committee held an in-person meeting, with representatives of Kramer Levin, independent counsel to the MCC Special Committee, in attendance, during which the MCC Special Committee determined to retain a financial advisor for the purpose of advising the MCC Special Committee. In addition, representatives of Kramer Levin reviewed with the MCC Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MCC Merger or any alternatives thereto. At the request of the MCC Special Committee, representatives of Kramer Levin also reviewed with the MCC Special Committee potential conflicts and information relating to the equity ownership of members of Management in MCC, MDLY, and Sierra. At the meeting, the MCC Special Committee also confirmed the continued engagement of Kramer Levin as independent legal counsel to the MCC Special Committee in connection with the proposed MCC Merger.

The MCC Special Committee then held telephonic meetings on June 22, 2018 and June 25, 2018, at which discussions were held with representatives of two financial advisory firms, including Sandler O’Neill. During the meetings on June 22, 2018 and June 25, 2018, the MCC Special Committee evaluated each financial advisory firm’s experience and qualifications, the preliminary perspectives regarding the Mergers, and in particular, the MCC Merger, provided by each firm and the experience of each team in the BDC market and in the mergers and acquisitions field in general. The MCC Special Committee also assessed whether any of the firms had conflicts that would disable it from rendering independent advice to the Special Committee. Considering the factors described above, and after follow up discussions with representatives of each financial advisor, the MCC Special Committee determined to authorize the engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of the proposed transaction and any other alternatives. On June 29, 2018, the MCC Special Committee entered into a financial advisory engagement letter with Sandler O’Neill.

On July 11, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed in detail Management’s initial framework. At the direction of the MCC Special Committee, representatives of Sandler O’Neill reviewed details of the Proposed Business Combination under which two contemporaneous transactions would have been cross-conditioned upon each other; MCC would have merged with and into Sierra, and Sierra would have acquired MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The MCC Merger would have taken the form of a stock-for-stock merger in which MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would have included both cash and stock consideration payable to the MDLY Stockholders. The proposed exchange ratio for the MCC Merger had been 0.76 shares of Sierra Common Stock for each share of MCC Common Stock, and in the proposed MDLY Merger, Sierra would have acquired MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock (the “Initial Proposal”). During this meeting, representatives of Sandler O’Neill reviewed background information regarding Sierra and MDLY and discussed the structure of the proposed transaction, the transaction rationale and potential risks/challenges, corporate governance and post-transaction arrangements with management. The MCC Special Committee discussed the challenges faced by MCC as a stand-alone public company, including its size, the recent portfolio credit performance of MCC, significant declines in NAV and net income and concerns over credit, leverage constraints on growth and difficulty in raising capital. The MCC Special Committee considered potential benefits of the Mergers to MCC, including increased scale and portfolio diversification, a combined company with larger market capitalization and thus potentially enhanced liquidity and a management structure more closely aligned with interests of the MCC Stockholders since the investment adviser to the Combined Company would be wholly owned by the Combined Company. Representatives of Kramer Levin discussed the SEC exemptive relief that would have been required in order to consummate the proposed transaction. Kramer Levin also reviewed and discussed with members of the MCC Special Committee their responsibilities and duties in considering the proposed transaction and any alternatives to the proposed transaction. The MCC Special Committee requested Kramer Levin to conduct due diligence to assist the MCC Special Committee’s evaluation of the proposed transaction.

On July 17, 2018, the MCC Special Committee met telephonically with the representatives of Sandler O’Neill and Kramer Levin to discuss a revision of the Initial Proposal conveyed by Mr. Taube and representatives of Goldman Sachs based on updated MCC financial information (as of June 30, 2018) (“Updated Proposal”). The Updated Proposal had provided for a stock-for-stock merger using an exchange ratio of 0.72 due to a decrease in MCC’s NAV per share over the previous quarter. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Proposal. The MCC Special Committee preliminarily considered that the Updated Proposal (as well as the Initial Proposal) would have resulted in dilution of NAV per share of MCC Common Stock (although it would yield expected accretion to NII per share) and that there had been no cash consideration in the proposed transaction for MCC Stockholders. The MCC Special Committee also noted the expected cash needs of the Combined Company.

On July 18, 2018, at the direction of the MCC Special Committee, representatives of Sandler O’Neill and Kramer Levin met with Brook Taube and relayed the MCC Special Committee’s preliminary observations of the Updated Proposal to be communicated to the MDLY Special Committee and the Sierra Special Committee. At the invitation of Mr. Taube, and on behalf of MDLY, representatives of Goldman Sachs were in attendance at this meeting.

On July 20, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the MCC Special Committee’s observations of the Updated Proposal. During this meeting, the MCC Special Committee considered a potential response to the Updated Proposal, proposing that Sierra acquire MCC for stock and some cash so that the aggregate value of the NAV of the Combined Company Common Stock received in the proposed transaction, plus cash received by MCC Stockholders in the proposed transaction, would closely approximate MCC’s NAV going into the proposed transaction (the “Counter-Proposal”). The Counter-Proposal was subsequently rejected by the Sierra Special Committee because it had determined not to offer total consideration that closely approximated MCC's NAV, particularly due to its view of certain credits held in MCC's investment portfolio.

On July 23, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and reviewed with Sandler O’Neill financial aspects of the Counter-Proposal, including its financial effects on MCC and the Combined Company. The MCC Special Committee requested that Sandler O’Neill provide the written Counter-Proposal to representatives of Goldman Sachs to be communicated to the MDLY Special Committee and the Sierra Special Committee.

On July 26, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to discuss the Sierra Special Committee’s response to the Counter-Proposal, which reflected the views of the Sierra Special Committee and the MDLY Special Committee (the “Sierra Proposal”). The MCC Special Committee discussed the terms of the Sierra Proposal, which had included a stock-for-stock merger with a fixed exchange ratio that had been slightly higher than that provided for in the Updated Proposal and a limit on the maximum amount of payments under the Tax Receivable Agreement to Medley LLC Unitholders. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Counter-Proposal and the Sierra Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Sierra Proposal on MCC and the MCC Stockholders and determined to reject the Sierra Proposal, noting, in particular, the amount of NAV per share dilution that was expected to result therefrom. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing a stock-for-stock merger with Sierra with a higher exchange ratio (the “Second Counter-Proposal”). The Second Counter-Proposal was provided by Sandler O’Neill later that day.

On July 27, 2018, at the direction of MDLY, representatives of Goldman Sachs communicated to Sandler O’Neill MDLY’s and Sierra’s response to the Second Counter-Proposal (the “Response Proposal”). Later that day, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to discuss the Response Proposal. The MCC Special Committee discussed the terms of the Response Proposal, which had included a stock-for-stock merger with a fixed exchange ratio of 0.8050 (the “Updated Exchange Ratio”) and the complete elimination of the annual Tax Receivable Agreement. The MCC Special Committee reviewed with Sandler O’Neill a comparison of the Second Counter-Proposal and the Response Proposal and various alternative terms for the transactions. Sandler O’Neill reviewed, in detail, with the MCC Special Committee the potential financial benefit of eliminating the Tax Receivable Agreement to the Combined Company (and thus the MCC Stockholders).

On July 28, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, to further discuss the Response Proposal. The MCC Special Committee reviewed the potential financial impact of the Response Proposal, noting that although there had remained some potential dilution of NAV per share of MCC Common Stock (approximately 8%), there had been an expected significant accretion in NII per share, which could have helped support the market value at which the Combined Company would have traded. The MCC Special Committee took into account that MCC Common Stock has traded at a discount to NAV of 30% or more. Based on information reviewed with the MCC Special Committee by Sandler O’Neill regarding public companies potentially comparable to the Combined Company (all but one of which public companies appeared to trade at less of a discount to their NAV than MCC did at that time), and the analyses that Management provided, the MCC Special Committee noted that the market had appeared to ascribe a far greater discount to MCC’s NAV per share than what had been reflected in the exchange ratio under the Response Proposal and that the Combined Company appeared unlikely to trade at a discount to its NAV per share to the same extent as MCC. The MCC Special Committee then considered the significant challenges that had been currently facing MCC as a small stand-alone BDC with an NAV and NII per share that have each been declining. After additional discussion, the Sierra Special Committee determined to proceed with further negotiations with Sierra and MDLY, using the Response Proposal as a framework for the legal agreements among the parties.

On July 29, 2018, representatives of Eversheds Sutherland provided representatives of Kramer Levin drafts of the MCC Merger Agreement and the MDLY Merger Agreement.

On August 2, 2018, the MCC Special Committee held an in-person meeting with representatives of Sandler O’Neill and Kramer Levin in attendance telephonically to discuss the MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin summarized the material terms of the proposed MCC Merger Agreement and the MDLY Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring negotiation, including deal protections and termination rights. Also at this meeting, representatives of Sandler O’Neill updated the MCC Special Committee on the status of its analyses, its discussions with Management and its review of additional cost saving synergies projected by Management to be realized by the Combined Company. Representatives of Kramer Levin and Sandler O’Neill also discussed regulatory and governmental approvals that would have been required in order to complete the proposed transactions and the timing and processes that were required for such approvals.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed MCC Merger Agreement and the MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including a discussion of the amount of the termination fee and various closing conditions.

On August 6, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Kramer Levin had summarized material terms of the proposed MCC Merger Agreement and MDLY Merger Agreement still under negotiation and provided an update on the process for obtaining SEC exemptive relief and other approvals that would have been required in order to complete the proposed transactions.

On August 8, 2018, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin, and representatives of Sandler O’Neill reviewed Sandler O’Neill’s preliminary financial analyses relating to the Updated Exchange Ratio that would have been received by the holders of MCC Common Stock in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed MCC Merger Agreement and the MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. Representatives of Kramer Levin also updated the MCC Special Committee regarding outstanding issues that remained subject to further negotiations with Sierra and MDLY. Sandler O’Neill also updated the MCC Special Committee on the status of its financial analyses, which were substantially complete. The MCC Special Committee further discussed what would have been the potential benefits of the Mergers to MCC and the MCC Stockholders and also considered what would have been the various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers — MCC’s Reasons for the Transactions”).

On August 9, 2018, the MCC Special Committee met telephonically to consider the most recently updated MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated MCC Merger Agreement and the MDLY Merger Agreement. Representatives of Kramer Levin also discussed their due diligence review of MCC, Sierra and MDLY to date, reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Representatives of Kramer Levin then reviewed with the MCC Special Committee the management compensation assessment prepared by the Sierra Special Committee’s independent compensation consultant concerning the reasonableness of the Combined Company’s contemplated compensation arrangements for MDLY’s executive officers and other employees to have become effective upon closing of the Mergers. Sandler O’Neill presented its updated financial analyses relating to the Updated Exchange Ratio. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated August 9, 2018, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration was fair to the holders of the MCC Common Stock (other than Sierra, MDLY and their respective affiliates) from a financial point of view. Following a further discussion, the MCC Special Committee determined that the proposed MCC Merger had been in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger.

Later on August 9, 2018, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the MCC Merger Agreement, the transactions that had been contemplated thereby, including the MCC Merger, and related matters. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board unanimously: determined that the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger, were fair to and in the best interests of MCC and the MCC Stockholders, declared advisable the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger, directed that the MCC Merger Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by the plaintiffs in the FrontFour Section 220 Action, FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”). The complaint alleged that MCC’s directors at that time (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger Agreement, but that FrontFour had failed to prove that Sierra aided or abetted those breaches of fiduciary duties.

In the Delaware Decision, the Delaware Court of Chancery ordered MCC to issue corrective disclosures consistent with the Delaware Decision and enjoined a vote of MCC Stockholders on the proposed MCC Merger until the following disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information:

●	The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of details of bids that third parties made for MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 (as identified above under “Phase 2 — Background of the Mergers — Proposals to MDLY”);

●

The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, that MDLY felt “enormous pressure” to enter into a transaction, and “rejecting the deal would foreclose [MDLY]’s only viable solution to the enormous financial pressure they labored under”;

●	“The [MCC] Special Committee did not probe meaningfully into the value of [MDLY]”; and

●	The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of the existence of standstill agreements entered into by MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 that prohibited potential transaction partners from presenting proposals directly to MCC without MDLY’s consent. Those potential transaction partners included Lantern Asset Management LLC, which, in July 2018, made a non-binding, contingent expression of interest in “potentially recapitalizing” MCC and “exploring alternatives for providing a significant cash infusion of new capital into MCC to the extent it is prudent,” but was prohibited from making its proposal directly to MCC due to the standstill agreement.

iii.	MDLY — Process Undertaken During Phase 1

On June 15, 2018, an agenda and related materials was provided to members of the MDLY Board for a meeting to be held on June 18, 2018, for the purpose of discussing a proposed strategic transaction involving MDLY, Sierra and MCC. On June 16, 2018, Mr. John Fredericks contacted representatives of Potter Anderson, independent counsel to the MDLY Special Committee, to discuss the proposed transaction, informed them that the contemplated transaction was conditioned on approval of the MDLY Special Committee.

At the June 18, 2018 meeting of the MDLY Board, Mr. Taube and at the direction of MDLY, representatives of Goldman Sachs, reviewed in detail a preliminary framework relating to the Proposed Business Combination through two contemporaneous transactions that would have been be cross-conditioned upon each other. The terms of the preliminary framework were intended to facilitate negotiations among the respective special committees of the boards of directors of MDLY, Sierra and MCC. Pursuant to the Proposed Business Combination, MCC would have merged with and into Sierra, and Sierra would have acquired MDLY through a merger of MDLY with and into a wholly owned subsidiary of Sierra. The MCC Merger would have taken the form of a stock-for-stock merger in which MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock, and the MDLY Merger would have included both cash and stock consideration payable to the MDLY Stockholders.

The proposed exchange ratio for the MCC Merger discussed had been 0.76 shares of Sierra Common Stock for each share of MCC Common Stock. In the proposed MDLY Merger, Sierra would have acquired MDLY for $3.75 in cash consideration and 0.41 shares of Sierra Common Stock for each share of MDLY Class A Common Stock. Next, Management and representatives of Goldman Sachs provided an overview of the potential benefits of the Mergers, including that the Mergers would have: (i) created the second largest internally managed and seventh largest publicly traded BDC, (ii) resulted in a simplified organizational structure allowing for significant reductions in fixed costs and expenses, and (iii) resulted in a significant increase in equity market liquidity for the stockholders of each of Sierra, MCC and MDLY. Following that discussion, Eversheds Sutherland discussed the SEC exemptive relief that would have been required in order to consummate the proposed Mergers. Management confirmed to the MDLY Special Committee that any proposal circulated by or on behalf of Management or MDLY to either MCC or Sierra would not be considered final unless and until the MDLY Special Committee approved such proposal.

The MDLY Board discussed the scope of the authority granted to the MDLY Special Committee. The MDLY Board granted the MDLY Special Committee the authority to, among other things: (i) evaluate and review the terms and conditions of the Proposed Business Combination or any alternative thereto; (ii) consider, evaluate, review, and communicate and negotiate (or direct the communication or negotiation) with respect to the terms and conditions of the Proposed Business Combination or any alternative thereto; (iii) determine whether the Proposed Business Combination or any alternative thereto is advisable and is fair to, and in the best interests of MDLY and its stockholders; (iv) recommend to the MDLY Board the rejection or approval and effectuation of the Proposed Business Combination or any alternative thereto; (v) consider, evaluate, review and monitor all proceedings and activities of MDLY related to the Proposed Business Combination or any alternative thereto; (vi) consider, evaluate and recommend to the MDLY Board the approval and adoption of the forms, terms and provisions of any agreements relating to the Proposed Business Combination or any alternative thereto; (vii) consider, evaluate, and recommend to the MDLY Board the authorization of the execution and delivery of any such agreements relating to the Proposed Business Combination or any alternative thereto; and (viii) hire any advisors that it deemed appropriate, including its own independent legal counsel and independent financial advisor.

On June 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives from Potter Anderson to discuss strategy, timing, and process with respect to the proposed Mergers, including the engagement of a financial advisor to assist the MDLY Special Committee in evaluating and negotiating the framework discussed during the June 18, 2018 meeting of the MDLY Board. At the meeting, the MDLY Special Committee and representatives of Potter Anderson discussed the previous efforts of MDLY to date in seeking a potential buyer for MDLY or its assets, including the abandoned transaction with Party X. The MDLY Special Committee and representatives of Potter Anderson also discussed the expansion of the scope of the MDLY Special Committee’s authority, as discussed during the June 18, 2018 meeting. In addition, representatives of Potter Anderson reviewed with the MDLY Special Committee their fiduciary duties in connection with its evaluation and negotiation of the proposed MDLY Merger or any alternatives thereto. At the request of the MDLY Special Committee, representatives of Potter Anderson also reviewed with the MDLY Special Committee potential conflicts and information relating to the equity ownership of members of Management in MDLY, Sierra, and MCC. The potential conflicts of interests discussed included the fact that certain members of Management had individual interests in the Medley LLC Units and shares of MCC Common Stock, voting power over approximately 14% of the outstanding shares of MCC Common Stock held by Medley Seed Funding I LLC, contractual rights under the Tax Receivable Agreement, and that members of Management likely would have continued their employment with the Combined Company. At the meeting, the MDLY Special Committee also confirmed the continued engagement of Potter Anderson as independent legal counsel to the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on June 20, 2018, at the request of the MDLY Special Committee, Potter Anderson sent Eversheds Sutherland draft authorizing resolutions of the MDLY Board, which were consistent with the discussions of the MDLY Board at its June 18, 2018 meeting, and which empowered the MDLY Special Committee to, among other things, consider, evaluate, review, and negotiate the terms and conditions of the proposed MDLY Merger or any alternative thereto, with the MDLY Board agreeing not to recommend or approve the proposed MDLY Merger or any alternative thereto without a prior favorable recommendation from the MDLY Special Committee. The formal resolutions delegating authority to the MDLY Special Committee were adopted by the MDLY Board on June 18, 2018.

On June 21, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, held a teleconference with Mr. Fredericks and representatives of Eversheds Sutherland to obtain additional information on behalf of the MDLY Special Committee following its June 20, 2018 meeting with respect to the structure of the proposed MDLY Merger. On the call, representatives of Eversheds Sutherland stated that the members of Management that hold shares of MDLY Class B Common Stock through their ownership of units of Medley Group LLC (which shares collectively represent a super-majority of the aggregate voting power of the MDLY Common Stock), had not been willing to condition the proposed MDLY Merger upon the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. On June 24, 2018, representatives of Potter Anderson, on behalf of the MDLY Special Committee, and representatives of Eversheds Sutherland held a follow-up teleconference. On that call, representatives of Eversheds Sutherland (i) informed representatives of Potter Anderson that MCC and Sierra had established the MCC Special Committee and the Sierra Special Committee, respectively, to evaluate and negotiate the proposed Mergers, (ii) clarified portions of the framework regarding what had been the proposed value and allocation of consideration to MDLY Stockholders in the proposed MDLY Merger, including, among other things, certain contemplated tax obligations payable by the unitholders of Medley Group LLC, in response to questions put to them by Potter Anderson, (iii) reviewed the terms of the advisory agreements between certain subsidiaries of MDLY and MCC and Sierra, respectively, and (iv) discussed the potential impact of the proposed MDLY Merger under the Tax Receivable Agreement.

On June 25, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Potter Anderson provided the MDLY Special Committee with additional information with respect to the background and structure of the proposed Mergers, as communicated by Mr. Fredericks and representatives of Eversheds Sutherland to representatives of Potter Anderson on June 21, 2018 and June 24, 2018 in addition to what was reflected in the written materials delivered to the MDLY Special Committee. The MDLY Special Committee and representatives of Potter Anderson also discussed Management’s position (in its capacity as MDLY’s controlling stockholder) that the proposed MDLY Merger would not have been conditioned on approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY. The MDLY Special Committee also discussed retention of an independent financial advisor and authorized Mr. Leeds to contact potential financial advisors.

On June 29, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers.

On June 29, 2018, representatives of Potter Anderson held a teleconference with a potential financial advisor for the MDLY Special Committee.

On each of June 29, 2018 and July 1, 2018, representatives of Potter Anderson and representatives of Eversheds Sutherland held a teleconference to discuss certain regulatory approvals that may be required in connection with the proposed Mergers. On July 2, 2018, an updated framework with respect to the proposed Mergers was delivered by Management to the MDLY Special Committee and Potter Anderson. The July 2, 2018 framework had provided that, consistent with the preliminary framework, as consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would have received per share $3.75 cash consideration and 0.41 shares of Sierra Common Stock. The July 2, 2018 framework had also included information with respect to the proposed compensation of certain key executives (Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., and John D. Fredericks) at the pro forma entity. With respect to the proposed MCC Merger, which had been structured as a stock-for-stock merger, MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 3, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference to discuss the potential engagement of an independent financial advisor for the purpose of advising the MDLY Special Committee.

On July 5, 2018, Mr. Eaton and representatives of Potter Anderson held a teleconference with Barclays to discuss its potential engagement as the independent financial advisor to the MDLY Special Committee.

Later on July 5, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the MDLY Board meeting held on June 29, 2018 and the July 2, 2018 framework. In addition, the MDLY Special Committee discussed the engagement of an independent financial advisor. During the meeting, Potter Anderson reviewed with the MDLY Special Committee the proposed engagement letter from the potential financial advisor with whom Mr. Leeds and Potter Anderson had spoken. Potter Anderson and Mr. Eaton also provided an overview of their earlier teleconference with Barclays.

On July 6, 2018, the MDLY Board held a meeting for the purpose of receiving an update from Management on the proposed Mergers and an update on a memorandum setting forth the terms of the SEC exemptive relief that would have been required for the proposed transaction to be permitted under the 1940 Act. Mr. Taube, who attended the meeting, noted that both the MCC Special Committee and the Sierra Special Committee had been actively considering the proposed Mergers. In addition, the MCC Special Committee and the Sierra Special Committee had each retained the services of an independent financial advisor. Next, representatives of Eversheds Sutherland, who attended the meeting, discussed the SEC exemptive relief that would have been required in order to consummate the proposed Mergers. Representatives of Eversheds Sutherland discussed the active and ongoing dialogue with the SEC and informed the MDLY Special Committee that a memorandum describing such relief was submitted to the SEC on July 5, 2018. Management noted that the MDLY Special Committee would be kept apprised on any response from the SEC.

On July 10, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to further discuss engagement of an independent financial advisor, including to review the proposals received from the two potential financial advisors. The MDLY Special Committee evaluated their respective qualifications and levels of experience in evaluating BDCs and in mergers and acquisitions generally and whether either potentially had conflicts that would compromise its ability to render independent advice. The MDLY Special Committee determined at the meeting that it was inclined to hire Barclays as its independent financial advisor. The MDLY Special Committee, with the assistance of representatives of Potter Anderson, also reviewed the prior efforts of MDLY in seeking a potential buyer for MDLY or its assets and requested that Potter Anderson follow up with Eversheds Sutherland and Management to obtain updated information regarding prior and ongoing discussions with third parties relating to potential alternative transactions.

Later on July 10, 2018, the MDLY Special Committee, representatives of Potter Anderson, and representatives of Barclays held a telephonic meeting. At this meeting, the MDLY Special Committee assessed whether Barclays had any conflicts that potentially would compromise its ability to provide the MDLY Special Committee with independent advice and otherwise assessed Barclays’ experience and qualifications. On the call, representatives of Barclays discussed, among other things, Barclays’ historic relationships and experiences with MDLY, MCC and Sierra. After Barclays left the call, the MDLY Special Committee determined that Barclays was independent for purposes of serving as the MDLY Special Committee’s independent financial advisor. Considering the factors described above, the MDLY Special Committee agreed to retain Barclays as the MDLY Special Committee’s independent financial advisor, subject to the execution of an engagement letter and obtaining further details on Barclays’ historic relationships and experiences with MDLY, MCC and Sierra.

Also on July 10, 2018, Management provided the members of the MDLY Special Committee with a preliminary summary of prior and ongoing discussions between MDLY and third parties relating to potential alternative transactions.

On July 12, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the members of the MDLY Special Committee and Potter Anderson. The July 12, 2018 framework contemplated that, as consideration for their shares of MDLY Class A Common Stock in the proposed MDLY Merger, MDLY Stockholders would have received, per share, $3.75 cash consideration and 0.43 shares of Sierra Common Stock. In addition, the proposed framework proposed a stock-for-stock merger of Sierra and MCC in which the MCC Stockholders would have received Sierra Common Stock in exchange for their existing shares of MCC Common Stock using an exchange ratio of 0.76.

On July 13, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Taube and representatives of Goldman Sachs, during which Mr. Taube and, at the direction of MDLY, representatives of Goldman Sachs reviewed the July 12, 2018 framework and answered questions posted to them in relation thereto.

On July 17, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 12, 2018 framework. Representatives of Potter Anderson summarized their July 13, 2018 call with Mr. Taube and representatives of Goldman Sachs. The MDLY Special Committee also discussed the prior sales processes and bidder outreach conducted by MDLY and requested that Potter Anderson and Barclays follow-up with Management, representatives of Goldman Sachs, and Eversheds Sutherland to obtain additional information regarding such prior sales processes.

On July 18, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss Barclays’ formal retention. As part of those discussions, Barclays reviewed with the MDLY Special Committee its historic relationships and experiences with MDLY, Sierra and MCC, including as discussed below under “Description of the Merger — Opinions of Financial Advisor to the MDLY Special Committee”. Barclays informed the MDLY Special Committee that on separate occasions in 2017, Barclays’ deal team members advising the MDLY Special Committee provided financial advisory services to two separate potential buyers of MDLY related to an acquisition of MDLY. Following a discussion of Barclays’ relationship disclosure and potential conflicts, the MDLY Special Committee confirmed its belief that Barclays was independent for purposes of representing the MDLY Special Committee in connection with the proposed MDLY Merger.

Later on July 18, 2018, Mr. Taube informed the MDLY Special Committee by email that he would like to schedule a meeting of the MDLY Board on July 20, 2018 to provide an update on the Sierra Special Committee and the MCC Special Committee processes in connection with the proposed Mergers.

At the July 20, 2018 MDLY Board meeting, Mr. Taube provided the MDLY Board with an update on the proposed Mergers. Mr. Taube noted that each of the other parties had substantially completed diligence with only a narrow list of open items that needed to be addressed from a diligence standpoint.

With respect to the price per share that the MDLY Stockholders could have expected to receive for their shares, Mr. Taube noted that, based on Management’s discussions with the MCC Special Committee and the MDLY Special Committee, $7.00 per share of MDLY Class A Common Stock would likely have been too high of a price point for MCC and Sierra, and that a price in the range of $5.00 to $6.00 per share would have been more likely agreeable to the MCC Special Committee and the Sierra Special Committee. Mr. Taube stated that in his view, there was currently a clear path forward if the MDLY Special Committee was willing to proceed with a deal that would have entailed a share price in the low $6.00 range. Mr. Taube stated that it appeared likely that Management would need to forfeit a portion of its rights under the Tax Receivable Agreement. In that regard, Mr. Taube proposed that Management would give up at least a portion of the Tax Receivable Agreement in order to get the highest price point possible for shares of MDLY Class A Common Stock, though $7.00 would still not have been likely agreeable to the MCC Special Committee and the Sierra Special Committee.

Mr. Taube then walked through the form of consideration that MDLY Stockholders could have expected to receive, explaining that MDLY Stockholders would likely receive over $3.50 per share in cash, with the remaining consideration consisting of stock in the Combined Company. This would have resulted in a premium to MDLY’s current market value of approximately 70%.

Immediately following the MDLY Board meeting, on July 20, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. After a discussion of the concerns raised by the Sierra Special Committee and the MCC Special Committee, the MDLY Special Committee instructed Barclays to obtain further information regarding the Sierra Special Committee’s bases for Sierra’s valuation of the MDLY Class A Common Stock. The MDLY Special Committee also discussed additional transaction considerations including imposing certain parameters around post-closing compensation for members of management of the Combined Company, potential additional procedural protections, and other options regarding the structure of the consideration to be paid to the unaffiliated MDLY Stockholders, including broader election rights for the unaffiliated MDLY Stockholders with respect to consideration. The MDLY Special Committee discussed possible sources of additional value for the unaffiliated MDLY Stockholders and instructed Barclays to request that the Medley LLC Unitholders forfeit some or all of the benefits to which they would have been entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the unsuccessful efforts of MDLY to find a potential buyer for MDLY or its assets, based on information about such efforts provided by representatives of Goldman Sachs, and to what extent prior discussions with third parties with respect to MDLY’s value and the lack of viable proposals to acquire MDLY had impacted what had been the value of the consideration offered in connection with the proposed MDLY Merger. Following the July 20, 2018 meeting of the MDLY Special Committee, Barclays communicated to representatives of Goldman Sachs the MDLY Special Committee’s request for additional consideration for the unaffiliated MDLY Stockholders and related questions regarding other potential sources of value.

Later on July 20, 2018, Management delivered an updated framework for the proposed Mergers, which had provided for a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.34 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.72, which had been reduced from the prior proposed exchange ratio of 0.76 due to a decrease in MCC’s NAV per share over the previous quarter. As part of the framework, the Medley LLC Unitholders had agreed to reduce the payments that they would have received under the Tax Receivable Agreement, through a reduction in the percentage of the aggregate value of certain tax benefits to which they would have been entitled from 85% to 65%.

On July 22, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 20, 2018 framework. The MDLY Special Committee instructed Potter Anderson and Barclays to request that (i) the Medley LLC Unitholders forfeit a greater share or all of the benefits to which they had been entitled under the Tax Receivable Agreement and (ii) all or a greater portion of the aggregate cash payable in the form of the pre-closing special cash dividend to have been paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, also discussed the prior MDLY sales process, based on information about such process provided by representatives of Goldman Sachs, and how the consideration proposed in the July 20, 2018 framework compared to the prior indications of interest and other transactions unsuccessfully pursued by MDLY.

Between July 23, 2018 and July 25, 2018, Management, the Sierra Special Committee and the MCC Special Committee conveyed their respective positions on particular issues to representatives of Eversheds Sutherland and Goldman Sachs, including that (i) Management was not amenable to forfeiting additional payments to which they were entitled under the Tax Receivable Agreement, (ii) Management would not be amenable to conditioning the Proposed Business Combination on the approval of a majority of the unaffiliated MDLY Stockholders due to the relatively small ownership interest (approximately 18.3%) and voting power (approximately 2.2%) that such holders have in MDLY, (iii) any increase in the cash consideration payable to the unaffiliated MDLY Stockholders or paying a special cash dividend only to the unaffiliated MDLY Stockholders would not be acceptable to Management, and (iv) Management would decline the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the Proposed Business Combination. Management, the Sierra Special Committee, and the MCC Special Committee directed representatives of Eversheds Sutherland and Goldman Sachs to convey such positions to Barclays and Potter Anderson. During this time, Barclays continued its due diligence and discussions with representatives of Goldman Sachs regarding the MDLY Special Committee’s request for additional value to the unaffiliated MDLY Stockholders. During those discussions and at the direction of MDLY, representatives of Goldman Sachs informed Barclays of the respective positions of Management, the Sierra Special Committee and the MCC Special Committee, as described above.

On July 25, 2018, at the direction of MDLY, representatives of Goldman Sachs, communicated to representatives of Barclays an updated framework for the proposed Mergers, which had included an increase in the proposed exchange ratio of 0.34 shares of Sierra Common Stock to 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock, but did not otherwise change the cash consideration per share (or proposed special cash dividend) that would have been payable to the MDLY Stockholders. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. At the direction of MDLY, representatives of Goldman Sachs also communicated to Barclays that the Medley LLC Unitholders had agreed to further reduce the percentage of the aggregate value of certain tax benefits to which they would have been entitled under the Tax Receivable Agreement from 65% to 40%. Finally, at the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 26, 2018.

On July 25, 2018, at the direction of MDLY, representatives of Eversheds Sutherland and Goldman Sachs conveyed to representatives of Potter Anderson and Barclays, respectively, that, (i) the Medley LLC Unitholders remained reluctant to forfeit additional rights under the Tax Receivable Agreement, (ii) the Medley LLC Unitholders (in their capacity as MDLY’s controlling stockholders) would not be amenable to conditioning the proposed transactions on approval of a majority of the unaffiliated MDLY Stockholders, (iii) increases in cash consideration or the payment of a special cash dividend only to the unaffiliated MDLY Stockholders were unacceptable to MDLY’s controlling stockholders, the Medley LLC Unitholders, and (iv) MDLY’s controlling stockholders declined the MDLY Special Committee’s request that the unaffiliated MDLY Stockholders be given election rights with respect to the consideration payable in connection with the proposed MDLY Merger. Representatives of Potter Anderson and Barclays conveyed these points to the MDLY Special Committee during a telephonic meeting with the MDLY Special Committee on July 25, 2018. The MDLY Special Committee instructed representatives of Potter Anderson and Barclays to continue to request that the Medley LLC Unitholders forfeit a greater share of all of the payments to which they would have been entitled under the Tax Receivable Agreement in order to increase the amount of consideration that would have been available to the unaffiliated MDLY Stockholders. The MDLY Special Committee, together with Potter Anderson and Barclays, continued to consider the sales process of MDLY to date and how the proposed MDLY Merger related to prior indications of interest and other transactions unsuccessfully pursued by MDLY based on information about such indications of interest and other transactions provided by representatives of Goldman Sachs. Representatives of Potter Anderson discussed with the MDLY Special Committee an updated process summary, which had been delivered by representatives of Goldman Sachs on July 23, 2018, detailing, among other things, the prior sales processes and bidder outreach conducted by MDLY and the reasons for the termination of discussions with Party X.

On July 26, 2018, at the request of Management, representatives of Goldman Sachs relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which had contemplated a cash payment to holders of MDLY Class A Common Stock of $3.69 per share, inclusive of a $0.25 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had maintained the previously proposed stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.76. On July 26, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee directed Potter Anderson and Barclays to continue to explore additional sources of value for the unaffiliated MDLY Stockholders, including a possible forfeiture by the Medley LLC Unitholders of all of the payments that they would have been otherwise entitled to receive under the Tax Receivable Agreement. Representatives of Barclays reviewed with the MDLY Special Committee conversations between representatives of Barclays and Goldman Sachs relating to the prior sales processes of MDLY, and the MDLY Special Committee instructed Barclays to follow up with representatives of Goldman Sachs relating to the reasons for termination of discussions with Party X. The MDLY Special Committee also reviewed with Potter Anderson and Barclays Management’s projections and their underlying support, as well as key transaction structure considerations, including possible procedural protections and post-closing compensation for Management. In addition, the MDLY Special Committee, with the assistance of Potter Anderson, reviewed the Sierra Investment Advisory Agreement and MCC Investment Management Agreement, including the terms under which such agreements are renewed annually and the terms and conditions under which such agreements may be terminated.

On July 27, 2018, at the request of Management, representatives of Goldman Sachs relayed the updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson, which had proposed a cash payment to holders of MDLY Class A Common Stock of $3.94 per share, inclusive of a $0.50 pre-closing special cash dividend, and 0.38 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework had proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, increased from the prior exchange ratio of 0.76. In connection with the updated framework, the Medley LLC Unitholders had agreed to forfeit the entirety of the payments that would have otherwise been payable to them under the Tax Receivable Agreement. At the direction of MDLY, representatives of Goldman Sachs delivered a written framework reflecting such terms to the MDLY Special Committee and Potter Anderson on July 27, 2018. On July 27, 2018, representatives of Potter Anderson and Barclays held a teleconference with Mr. Leeds to discuss the July 27, 2018 framework in anticipation of a meeting of the MDLY Board later that day.

At the July 27, 2018 MDLY Board meeting, Mr. Taube summarized the current state of negotiations and provided an overview of the July 27, 2018 framework. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Specifically, Mr. Taube discussed the price per share that MDLY Stockholders would have received in connection with the proposed MDLY Merger. After multiple iterations, the Sierra Special Committee and Management had agreed to consider a price of $6.75 per share of MDLY Class A Common Stock (inclusive of the total cash consideration and stock consideration), which had included a $0.50 pre-closing special cash dividend. In summary, Mr. Taube noted that MDLY Stockholders could expect to receive merger consideration in the form of approximately 55% in cash and 45% in Sierra Common Stock. In addition, Mr. Taube noted that under the July 27, 2018 framework, the Medley LLC Unitholders would agree to waive their rights under the Tax Receivable Agreement, which would allow the Combined Company to receive all of the benefits therefrom. Mr. Taube highlighted the fact that all members of Management had agreed to forfeit their rights under the Tax Receivable Agreement in order to help the negotiations between the parties and provide increased value to the unaffiliated MDLY Stockholders. Mr. Taube committed to reporting to the MDLY Special Committee on the progress of the negotiations as soon as more information became available.

Next, Mr. Taube provided an update on the negotiations between the Sierra Special Committee and the MCC Special Committee. He noted that one of the main issues being negotiated was the exchange ratio pursuant to which shares of Sierra Common Stock would have been issued in exchange for existing shares of MCC Common Stock. Mr. Taube informed the MDLY Special Committee that the Sierra Special Committee and the MCC Special Committee had reached a tentative agreement that the exchange ratio in connection with the MCC Merger would be 0.8050 shares of Sierra Common Stock for each share of MCC Common Stock.

On July 29, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays to discuss the July 27, 2018 framework. The MDLY Special Committee instructed Potter Anderson and the representatives of Barclays to further request that the aggregate amount of what had been the currently contemplated pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders or that an additional pre-closing special cash dividend be paid only to the unaffiliated MDLY Stockholders. The MDLY Special Committee also discussed Management’s projections. Representatives of Barclays informed the MDLY Special Committee that representatives of Goldman Sachs had communicated that Management (in its capacity as MDLY’s controlling stockholder), continued to reject any election right for the unaffiliated MDLY Stockholders with respect to the mix of cash and stock consideration because it purportedly affected the tax-free nature of the MDLY Merger.

On July 29, 2018, Eversheds Sutherland uploaded to the electronic data room drafts of the MDLY Merger Agreement and MCC Merger Agreement for the proposed Mergers.

On July 30, 2018, at the direction of MDLY, representatives of Goldman Sachs delivered an updated framework for the proposed Mergers to the MDLY Special Committee and Potter Anderson. The July 30, 2018 framework provided that (i) the unaffiliated MDLY Stockholders would receive $4.09 per share, which would include $0.65 payable in the form of special cash dividends, and (ii) Management would receive a lower per share cash consideration of $3.79, which would include only $0.35 payable in the form of a special cash dividend. Under the July 30, 2018 framework, both the unaffiliated MDLY Stockholders and Management (in their capacity as MDLY Stockholders) would receive 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock. In addition, the updated framework proposed a stock-for-stock merger of Sierra and MCC using an exchange ratio of 0.8050, which was consistent with the most recently proposed framework.

At a meeting of the MDLY Board held on July 30, 2018, Mr. Taube provided the MDLY Board with an update on Management’s latest discussion with the Sierra Special Committee in connection with the MDLY Merger and the negotiations between the Sierra Special Committee and the MCC Special Committee relating to the MCC Merger. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube addressed the MDLY Special Committee’s request for increased consideration for holders of MDLY Class A Common Stock and described the outstanding business issues.

Mr. Taube next summarized Management’s latest discussion with the Sierra Special Committee and the MCC Special Committee, noting that while he had previously reported to the MDLY Special Committee that a share price of $6.75 (inclusive of the total cash consideration and stock consideration) for shares of MDLY Class A Common Stock was a possibility, Sierra was still pushing for MDLY to consider a share price lower than $6.75.

Next, representatives of Potter Anderson asked for further information regarding the sources of value associated with the MDLY Merger, and asked Mr. Taube to reconfirm Management’s projections and that no changes were necessary. Mr. Taube noted that Management had given up a great deal of value for themselves in order to facilitate an agreement and a share price point that would be agreeable to all parties. In particular, forfeiting the Medley LLC Unitholders rights under the Tax Receivable Agreement, was of significant benefit to the MDLY Stockholders. Mr. Taube then reviewed the specifics of the July 30, 2018 framework share price breakdown and reconfirmed Management’s projections.

Next, Mr. Taube informed the MDLY Board that Management received from Lantern a written non-binding indication of interest dated July 30, 2018, to acquire all of the shares of MDLY Class A Common Stock and all of the Medley LLC rights (the “July 30, 2018 IOI”). Mr. Taube noted that Management would assess the offer and provide the MDLY Special Committee with a copy of the July 30, 2018 IOI.

Later on August 2, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee determined that there were no additional sources of value for the unaffiliated MDLY Stockholders and that the Sierra Special Committee and the MCC Special Committee were not amenable to giving up further value in connection with the proposed Mergers. In addition, the MDLY Special Committee reviewed, with the assistance of Potter Anderson and Barclays, the sales processes to date run by MDLY. Based on those discussions, the MDLY Special Committee (i) confirmed that the sales processes run by MDLY for approximately 12 months, which failed to produce any viable transaction, constituted a reasonable market check by MDLY and that no further pre-signing market check was necessary under the circumstances, and (ii) determined not to authorize Barclays to solicit any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. The MDLY Special Committee also discussed and continued to believe that it was not a viable option to request that the deal be conditioned on the approval of a majority of the unaffiliated MDLY Stockholders because such a condition had been rejected on multiple occasions by Management (in its capacity as MDLY’s controlling stockholder). The representatives of Potter Anderson then reviewed with the MDLY Special Committee the draft MDLY Merger Agreement. The MDLY Special Committee also discussed the proposed consideration and recognized that the cash component payable to the unaffiliated MDLY Stockholders alone exceeded what had been the current market price of shares of MDLY Class A Common Stock.

At a meeting of the MDLY Board held on August 3, 2018, Management provided the MDLY Board with an update on the status of the proposed Mergers since the last meeting held on July 30, 2018. At the invitation of MDLY, representatives of Goldman Sachs attended this meeting. Mr. Taube summarized the schedule of upcoming board and special committee meetings of MCC and Sierra, noting that Eversheds Sutherland would narrow down the list of open items being discussed in the MDLY Merger Agreement and MCC Merger Agreement. Mr. Taube next reviewed the working plan for the proposed transaction announcement, noting that the parties were working towards announcing an agreement on the close of business on Thursday, August 9, 2018, assuming the MDLY Merger Agreement and MCC Merger Agreement were finalized by that date.

Next, Mr. Taube provided an overview of the July 30, 2018 IOI. Mr. Taube explained that neither Management nor representatives of Goldman Sachs were familiar with Lantern before receiving the unsolicited proposal. In summary, Lantern proposed a sale price that would equate to approximately $5.09 per share of MDLY Class A Common Stock. Management met with representatives from Lantern and performed diligence. Based upon that analysis, Management advised the MDLY Board that it appeared that Lantern did not have the capacity or skill required for a successful transaction, lacked the necessary capital, and was offering a low share price that did not fairly value MDLY. Representatives of Goldman Sachs confirmed that they were not familiar with Lantern before receiving the unsolicited proposal and noted that it was likely that Lantern was hoping to acquire MDLY at a significant discount to fair value.

Immediately following the conclusion of the MDLY Board Meeting, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. Barclays reviewed with the MDLY Special Committee its preliminary financial metrics relating to the MDLY Merger. In addition, the MDLY Special Committee, with the assistance of representatives of Potter Anderson and Barclays, discussed the July 30, 2018 IOI and agreed that it was not viable or worth further pursuing when compared to the proposed MDLY Merger.

From August 3, 2018 to the afternoon of August 9, 2018, Eversheds Sutherland exchanged multiple drafts of the MCC Merger Agreement and the MDLY Merger Agreement with representatives of Potter Anderson, S&W and Kramer Levin.

On August 8, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee and representatives of Potter Anderson discussed the compensation report received by the Sierra Special Committee from its compensation consultant, and reviewed with the MDLY Special Committee the terms of the proposed employment agreements to be executed by Management upon the closing of the proposed Mergers. Also at the meeting (i) Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft MDLY Merger Agreement and exhibits, (ii) Barclays discussed with the MDLY Special Committee its financial analysis of the consideration that would have been paid to the unaffiliated MDLY Stockholders in the MDLY Merger, and (iii) Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed MDLY Merger. The MDLY Special Committee, with the assistance of Potter Anderson and Barclays, also reviewed the prior sales process run by MDLY. The discussion regarding the prior sales process run by MDLY was based upon information that was provided by representatives of Goldman Sachs at the direction of MDLY. After an extensive discussion, the MDLY Special Committee agreed that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On August 9, 2018, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the MDLY Merger Agreement and exhibits. Representatives of Potter Anderson again reviewed with the MDLY Special Committee its fiduciary duties. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the terms of the proposed MDLY Merger. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of August 9, 2018, which was subsequently confirmed by delivery of a written opinion dated as of such date, as to the fairness, from a financial point of view, to the MDLY Public Stockholders of the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend that would have been offered to such MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger. The MDLY Special Committee unanimously (i) determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, were advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Tonkel, Allorto, and Fredericks, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the MDLY Merger Agreement and the transactions that had been contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the MDLY Merger Agreement to the MDLY Stockholders for adoption.

On August 9, 2018, the MDLY Board held a telephonic meeting. At the invitation of MDLY, representatives of Potter Anderson, Barclays, Goldman Sachs and Eversheds Sutherland were present. At this meeting, representatives of Goldman Sachs reviewed its financial analysis of the consideration that would have been paid to the MDLY Stockholders in the MDLY Merger. Representatives of Goldman Sachs then rendered an oral opinion to the MDLY Board, which was subsequently confirmed by delivery of a written opinion dated August 9, 2018, to the effect that, as of such date, and based upon and subject to the factors and assumptions set forth therein, the aggregate of the MDLY Merger Consideration, the First Special Dividend and the Second Special Dividend, which is referred to as the “Consideration”, to have been paid to the holders of MDLY Class A Common Stock (other than Sierra, MCC and any of their respective affiliates, the Medley LLC Unitholders, the holders of Medley LLC Restricted Units and the holders of MDLY RSUs) pursuant to the MDLY Merger Agreement, was fair from a financial point of view to such holders.

Mr. Leeds provided the MDLY Board with a report of the MDLY Special Committee meeting held earlier that day. Mr. Leeds provided a history of the various meetings held by the MDLY Special Committee and described the final considerations of the MDLY Special Committee that led to its recommendation that the MDLY Merger Agreement and the transactions that had been contemplated thereby be approved by the MDLY Board. In particular, Mr. Leeds highlighted, among other things, the fairness opinion that the MDLY Special Committee received from Barclays and the robust process of considering all of the information and various proposals presented to the MDLY Special Committee. On that basis, Mr. Leeds confirmed the MDLY Special Committee’s recommendation described above.

On that basis, the MDLY Board unanimously approved and declared advisable the MDLY Merger Agreement and the transactions that had been contemplated thereby, including, without limitation, the MDLY Merger and resolved to submit the MDLY Merger Agreement to the MDLY Stockholders for its adoption.

c.	Phase 1 — Reasons for the Mergers

i.	Sierra’s Reasons for the Mergers — Phase 1 Approval

The Sierra Special Committee unanimously determined that the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, were advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the MCC Merger Agreement, the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

●	the Mergers would have increased the assets under management of the Combined Company, offering the potential for greater diversification and scale;

●	the Mergers would have been expected to be accretive to Sierra’s NII, ROE, and NAV;

●	the Mergers would have offered the potential for achieving cost savings, operational efficiencies and synergies;

●	the public listing of the Combined Company would have provided liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock would likely have been superior to what would have been expected if Sierra had merely listed its shares;

●	the Mergers would have resulted in the internalization of management of the Combined Company, having provided for greater control by the Board of the Combined Company and closer alignment of interests of Management and the Combined Company Stockholders;

●	the fact that the Sierra Special Committee had actively negotiated the terms of the Mergers and the final terms would have been materially different from the terms initially presented as a potential framework around which a transaction could be consummated;

●	the renegotiation of the Tax Receivable Agreement would have been expected to provide benefits to the Combined Company because the Combined Company would no longer have been contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

●	the financial analyses and presentations that had been prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on August 9, 2018, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration that would have been paid and issued by Sierra pursuant to the MCC Merger Agreement and the MDLY Merger Agreement, considered as a whole and not in separate parts, would have been fair to Sierra from a financial point of view;

●	the compensation that would have been paid to members of Management had been reviewed by the Sierra Special Committee’s compensation consultant, which had advised that the proposed compensation was reasonable and competitive with peer companies;

●	based on the MDLY Merger Consideration that would have been received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration would have been that Management would roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of Combined Company Common Stock, which shares would have been subject to a 12-month lock-up period, which would have more closely aligned the interests of Management and the Combined Company Stockholders;

●	the investment objectives and principal investment strategies of Sierra and MCC would have been similar;

●	the Mergers would have been expected to be tax-free to Sierra Stockholders; and

●	the consummation of the Mergers would have been subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the MCC Merger Agreement, the MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, had been favorably offset by the potential benefits of the MCC Merger Agreement, the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger and the MDLY Merger.

ii.	Position of Sierra as to the Fairness of the Mergers

Because the proposed MDLY Merger may be deemed to be subject to the SEC rules governing “going private” transactions, and Sierra may be deemed to be an affiliate of MDLY under those rules, the Sierra Board is expressing what had been its position as to the fairness of the proposed MDLY Merger to MDLY’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Sierra Board is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Sierra Board believes that the MDLY Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement was filed with the SEC) would have been fair to the unaffiliated MDLY Stockholders on the basis of the factors described below. The Sierra Board had not participated in the deliberations of the MDLY Special Committee regarding, or receive advice from the MDLY Special Committee’s legal or financial advisors as to, the fairness of the proposed MDLY Merger. The Sierra Board had not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the MDLY Merger to the unaffiliated MDLY Stockholders.

Based on the knowledge and analysis by the Sierra Board of available information regarding MDLY, as well as discussions with MDLY’s senior management regarding MDLY and its business and the factors considered by, and the analysis and resulting conclusions of the MDLY Board discussed in the Sierra Joint Proxy Statement/Prospectus, in “— MDLY’s Reasons for the Mergers,” the Sierra Board believes that the MDLY Merger had been substantively and procedurally fair to the unaffiliated MDLY Stockholders. In particular, the Sierra Board believes that the MDLY Merger had been fair to the unaffiliated MDLY Stockholders based on its consideration of the following factors, among others, which are not presented in any relative order of importance.

Procedural fairness. The Sierra Board took into account the procedures implemented to provide for procedural fairness, including:

●	the appointment of a special committee of the MDLY Board and the authority of the MDLY Special Committee to negotiate and reject or recommend approval of the MDLY Merger and the terms of the MDLY Merger Agreement;

●	the independence of the members of the MDLY Special Committee and the fact that its members had been outside, non-employee directors of the MDLY Board and had not been affiliated with Sierra or with the members of the Sierra Special Committee or the Sierra Board;

●	the belief that the members of the MDLY Special Committee did not have any interests in the MDLY Merger different from, or in addition to, those of the unaffiliated MDLY Stockholders, other than the members’ receipt of board and special committee compensation in connection with their evaluation of the MDLY Merger and continued indemnification and liability insurance for such directors following what would have been the completion of the MDLY Merger for certain claims and liabilities arising from their actions taken prior to what would have been the MDLY Merger Effective Time;

●	the fact that neither the MDLY Special Committee nor the MDLY Board had any obligation to approve the MDLY Merger;

●	the MDLY Special Committee’s engagement of, and reliance on, their own independent, experienced, third-party advisors, including financial and legal advisors;

●	the understanding that the MDLY Special Committee had received or would have received an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration that would have been offered to the MDLY Public Stockholders for their MDLY Class A Common Stock, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, understanding that the Sierra Board was not entitled to rely upon that opinion;

●	that the MDLY Board, based on the recommendation of the MDLY Special Committee, approved the MDLY Merger and concluded that the MDLY Merger had been in the best interests of all MDLY Stockholders, including the unaffiliated MDLY Stockholders; and

●	the fact that Sierra had not influenced or participated in MDLY’s deliberative process.

Substantive fairness. The Sierra Board considered factors relating to the substantive fairness of the MDLY Merger to MDLY Stockholders, including:

●	the fact that the MDLY Merger Consideration and the other terms and conditions of the MDLY Merger had been the result of extensive arms’ length negotiations among the Sierra Special Committee, the MDLY Special Committee, and their respective independent legal and financial advisors;

●	the fact that the terms and conditions of the MDLY Merger Agreement provided certain protections for MDLY and MDLY Stockholders, specifically the inclusion of (i) provisions that allowed the MDLY Board (at the direction of the MDLY Special Committee), subject to certain procedural requirements, in response to other acquisitions proposals, to make an adverse change to its recommendation to MDLY Stockholders and terminate the transaction if the MDLY Board believed it had received an offer that was, or could have led to an offer that was, superior to Sierra’s offer; (ii) provisions that provided the MDLY Board the right in certain circumstances to terminate the MDLY Merger Agreement if failure to terminate would have been inconsistent with the fiduciary duties of the MDLY Board, subject to the payment of a market termination fee; and (iii) provisions that allowed MDLY to compel specific enforcement of the MDLY Merger Agreement; and

●	the availability of appraisal rights under the DGCL to MDLY Stockholders who followed the procedures and satisfied the conditions set forth in Section 262 of the DGCL.

Value fairness. The Sierra Board also considered factors relating to the value of the MDLY Merger Consideration to be received by MDLY Stockholders, including:

●	the nature of the MDLY Merger Consideration, which would have included the right to receive (i) 0.3836 shares of Sierra Common Stock plus (ii) cash in an amount equal to $3.44 per share plus certain cash dividends and other payments, as more fully described on page 285 (with the cash consideration having provided an opportunity to immediately realize value for a portion of their investment and the stock consideration having provided for the potential for participating in any future earnings and growth of the Combined Company);

●	the opinion of its financial advisor which conducted a series of financial analyses to determine a valuation of MDLY Class A Common Stock. Such analyses had included a precedent transaction multiples analysis, resulting in a range of values of $2.66 to $11.07 per share, a public market premium analysis, resulting in a range of values of $4.14 to $6.95 per share, and a discounted cash flow analysis, resulting in a range of values of $6.58 to $15.57 per share;

●	that after giving effect to the special dividends to be paid to the unaffiliated MDLY Stockholders pursuant to the MDLY Merger Agreement, the aggregate cash consideration to have been received by such stockholders in the MDLY Merger for their shares of MDLY Class A Common Stock would have been greater than the aggregate cash consideration to be received by the affiliated MDLY Stockholders for their shares but that they would have received the same stock consideration per share;

●	the Sierra Board’s view of MDLY’s future performance and prospects if MDLY had remained a stand-alone company would have been adversely affected by its lack of scale as compared to competing alternative asset managers; and

●	what would have been the continued costs and risks to, and potential liabilities of, MDLY related to ongoing compliance as an SEC reporting company.

Negative Factors. In addition to the positive factors above, the Sierra Board also considered certain potentially negative factors, including, but not limited to:

●	the fact that the exchange ratio for shares of MDLY Class A Common Stock into shares of Sierra Common Stock would have been fixed, and that the unaffiliated MDLY Stockholders may have been adversely affected by declines in the value of Sierra Common Stock after the execution of the MDLY Merger Agreement;

●	the risk that the MDLY Merger may not have been completed and the resulting adverse effect of an announcement of the termination of the MDLY Merger Agreement on the market price for MDLY Class A Common Stock;

●	the substantial costs that would have been incurred by MDLY in connection with the MDLY Merger, whether or not the MDLY Merger would have been completed; and

●	the fact that there had been no requirement that a majority of the unaffiliated MDLY Stockholders approve the MDLY Merger and that as a class they hold only 2.25% of the outstanding voting stock of MDLY.

iii.	MCC’s Reasons for the MCC Merger — Phase 1 Approval

The MCC Special Committee unanimously determined that the MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the MCC Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. At the time of the MCC Special Committee’s approval of the transaction, there was no other significant alternative transaction considered by the MCC Special Committee. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	the value of the MCC Merger Consideration that would have been received by the MCC Stockholders in the MCC Merger;

●	the fact that, since the MCC Merger Consideration would have been paid in shares of Sierra Common Stock, the MCC Stockholders would have had the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they have determined to retain the shares of Sierra Common Stock payable in the MCC Merger;

●	the fact that the total implied value of the MCC Merger Consideration to have been received by the unaffiliated MCC Stockholders in the MCC Merger had been expected to result in an estimated 18.52% accretion of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated 29.8% accretion assuming projected MDLY earnings;

●	the fact that the MCC Special Committee had successfully negotiated an increase to the exchange ratio of Sierra Common Stock that MCC Stockholders would have been entitled to receive;

●	the belief of the MCC Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MCC Stockholders that MDLY and Sierra would support; and

●	the financial presentation of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, and the opinion of Sandler O’Neill to the MCC Special Committee, dated August 9, 2018, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration that would have been received by holders of MCC Common Stock was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY and their respective affiliates).

Strategic and Business Considerations

●	the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the MCC Merger Agreement and the MCC Board would have been precluded from approving the MCC Merger Agreement under those circumstances;

●	the Combined Company would have had greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

●	the Combined Company would have had a more diversified balance sheet;

●	the Combined Company would have had less relative exposure to non-accruing loans;

●	the internalization would have better aligned the incentives of Management with the MCC Stockholders as well as provided greater transparency into Management’s structure;

●	the Combined Company would have had potential earnings enhancement over time through ownership of an asset management subsidiary;

●	the Combined Company would have been expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

●	the Combined Company would have been expected to be the 7th largest publicly traded BDC compared to MCC, which had currently been the 23rd largest BDC;

●	BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

●	the transaction should have simplified the current structure of cross-ownership and management of MCC and Sierra; and

●	the terms and conditions of the MCC Merger Agreement, as discussed in the section entitled “The Description of the MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors had considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

●	the fact that the MCC Merger Consideration that would have been received by the MCC Stockholders would have consisted of Sierra Common Stock based on a fixed exchange ratio and that the value of the MCC Merger Consideration may have declined either before or after the MCC Special Meeting and there would have been no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

●	the Combined Company had not traded before and there was no way to determine with certainty the price at which it would have traded, both initially and in the long term;

●	athough the combined portfolio may have been more diversified and have had a lower percentage of non-accruing loans, the Combined Company would still have been the same management team as before;

●	internalizing the investment management could have caused some complexities in the structure;

●	uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

●	there would have been a dilution in MCC Stockholders’ influence (MCC Stockholders would own approximately 28% of the Combined Company);

●	MCC Stockholders would have experienced an approximate 8.4% dilution in NAV per share (after projected expenses associated with the transaction);

●	the fact that the MCC Merger Agreement would have precluded MCC from actively soliciting competing proposals and MCC may not have terminated the MCC Merger Agreement to accept a competing proposal from a third party unless the MCC Board (or the MCC Special Committee) had determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constituted a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MCC would have been required to pay the termination fee;

●	the fact that not all of the conditions to the MCC Merger Closing, including the required stockholder approvals, would have been within the parties’ control;

●	the substantial costs to have been incurred by MCC in connection with the MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger had been consummated;

●	the risk that the announcement and pendency of the MCC Merger could have resulted in the disruption of MCC’s business, including the possible diversion of Management attention and potential adverse effects on MCC’s business relationships; and

●	the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may have taken more time or have been more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to have been obtained may not have been fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the MCC Merger Agreement and the transactions that had been contemplated thereby, including the MCC Merger.

iv.	The Medley Affiliates’ Reasons for the MDLY Merger — Phase 1 Approval

SIC Advisors, MCC Advisors, Medley LLC, Medley Group LLC, Seth Taube, and Brook Taube (the “Medley Affiliates”) unanimously determined that the MDLY Merger Agreement and the transactions contemplated thereby, were advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates had considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

●	the Mergers had been expected to be accretive to the Combined Company’s NII, ROE, and NAV over time;

●	the Mergers had been expected to increase diversification and scale for the Combined Company;

●	the Mergers would have offered the potential for achieving cost savings, operational efficiencies and synergies;

●	the public listing of the Combined Company had been expected to provide greater liquidity for all constituent stockholders; and

●	the Mergers would have simplified the overall corporate structure and more closely aligned the interests of Management and all constituent stockholders, having provided the potential for an increase in valuation comparable to internally managed BDC peers.

v.	MDLY’s Reasons for the MDLY Merger — Phase 1 Approval

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, had been advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger were advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY would have received the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY would have received the same dollar amount per share for their MDLY Class A Common Stock. Accordingly, the MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee.

In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the Barclays fairness opinion, subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis, transaction premium analysis and current analyst price targets analysis).

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the unaffiliated security holders. With respect to whether the consideration that would have been offered to unaffiliated security holders constituted fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration that would have been offered to unaffiliated security holders constituted fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value had been considered as a data point, MDLY had not considered its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY had not considered liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	The aggregate value and composition of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would have received $4.09 per share, including $0.65 payable in the form of special cash dividends, and Management would have received $3.79 per share, including $0.35 payable in the form of a special cash dividend, plus both the unaffiliated MDLY Stockholders and Management would have received 0.3836 shares of Sierra Common Stock per share of MDLY Class A Common Stock.

●	The fact that a significant portion of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the unaffiliated MDLY Stockholders in the MDLY Merger would have been paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

●	The fact that, since the stock portion of the MDLY Merger Consideration would have been paid in shares of Sierra Common Stock, the MDLY Stockholders would have had the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they have determined to retain the shares of Sierra Common Stock payable in the MDLY Merger.

●	The fact that the total implied value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend, as applicable) that would have been received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 100%, assuming a NAV multiple of 1.00x for Sierra, based on the closing share price of $3.45 for MDLY Class A Common Stock on August 8, 2018 (the last trading day prior to announcement of the MDLY Merger).

●	The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on August 9, 2018 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated August 9, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) that would have been offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger was fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays had considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Share Price Analysis, Transaction Premium Analysis and Current Analyst Price Targets Analysis.

●	The fact that the MDLY Special Committee had identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders had agreed to forfeit all of the benefits to which they would have otherwise been entitled under the Tax Receivable Agreement in order to increase the amount of consideration that would have been available to the unaffiliated MDLY Stockholders.

●	The fact that the MDLY Special Committee successfully negotiated a pre-closing special cash dividend of $0.30 that would have been paid only to the holders of MDLY Class A Common Stock prior to the exchange of the LLC Units.

●	The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

●	The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY for approximately 12 months.

●	The belief of the MDLY Special Committee, which belief had been formed after consultation with Management and legal and financial advisors, that continuing discussions with the parties who expressed interest since May 2018, or soliciting interest from additional third parties would have been unlikely to lead to a better offer and could have led to the loss of the offer in connection with the proposed MDLY Merger.

●	The fact that the parties that had submitted expressions of interest regarding a potential acquisition of MDLY since May 2018 were valuing MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration (together with the First Special Dividend and the Second Special Dividend).

●	The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY had resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

●	The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

●	The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the MDLY Merger Agreement and the MDLY Board would have been precluded from approving the MDLY Merger Agreement under those circumstances.

●	The benefits to the Combined Company that could have resulted from the Mergers, including (i) the Combined Company could have had over $5 billion of assets under management, including $2 billion of internally managed assets, and (ii) the Combined Company was expected to be the second largest internally managed BDC and the seventh largest publicly traded BDC.

●	The fact that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the independent directors of Sierra and MCC, and their terms would have provided a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

●	The fact that MDLY Stockholders would have had an ability to participate in the future growth of the Combined Company, including any future upside in the stock price and potential synergies expected to result from the Mergers.

●	The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

●	The terms of the MDLY Merger Agreement had been the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

●	The fact that the MDLY Merger Agreement would have permitted the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) had determined that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The fact that the MDLY Board could have terminated the MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the MDLY Merger Agreement.

●	The payment of what would have been a reasonable termination fee equal to $5,350,000 by MDLY or Sierra in certain instances following termination of the MDLY Merger Agreement.

●	The fact that appraisal rights would have been available to MDLY Stockholders who complied with all of the required procedures under the DGCL, which would have allowed such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

●	The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders would have been paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders would not have participated in the future growth of the Combined Company.

●	The fact that the stock portion of the MDLY Merger Consideration that would have been received by the MDLY Stockholders would have consisted of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may have declined either before or after the MDLY Special Meeting and there would have been no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

●	The uncertainty as to the price at which the Sierra Common Stock would have traded as of the consummation of the MDLY Merger.

●	The fact that consummation of the MDLY Merger had not been conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

●	The fact that, while members of Management would have owned approximately 6.2% of the shares of the Combined Company Common Stock, the unaffiliated MDLY Stockholders would have held only approximately 1.4% of the shares of the Combined Company Common Stock.

●	The fact that the MDLY Merger Agreement would have precluded MDLY from actively soliciting competing proposals and MDLY may not have terminated the MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) had determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constituted a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would have been required to pay the termination fee.

●	The fact that not all of the conditions to the MDLY Merger Closing, including the required stockholder approvals, had been within the parties’ control.

●	The fact that the MDLY Merger Agreement contained certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent had been required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

●	The substantial costs to have been incurred by MDLY in connection with the MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger had been consummated.

●	The risk that the announcement and pendency of the MDLY Merger could have resulted in the disruption of MDLY’s business, including the possible diversion of Management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

●	The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may have taken more time or have been more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not have been fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger was advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the MDLY Merger Agreement and the transactions that had been contemplated thereby, including the MDLY Merger.

d.	Phase 2—Background of the Mergers

As noted above, the solicitation of proxies for the approval of the MCC Merger Agreement and the MDLY Merger Agreement began on December 21, 2018, when the Sierra Joint Proxy Statement/Prospectus was first mailed to the stockholders of the Companies. The special meetings of stockholders of each of the Companies in connection with the approval of the Mergers were initially scheduled to be held on February 8, 2019.

On February 8, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 8, 2019.

On March 8, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 15, 2019.

On March 11, 2019, the Delaware Court of Chancery issued the Delaware Decision in connection with the MCC Stockholder Action.

On March 15, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to March 29, 2019.

On March 29, 2019, each of the special meetings of stockholders of Sierra, MCC, and MDLY were convened and adjourned without any business being conducted, other than the adjournment of such meeting to April 19, 2019.

On March 31, 2019, each of the MCC Merger Agreement and MDLY Merger Agreement became terminable pursuant to their terms by any of the parties thereto in light of the fact that neither the MCC Merger nor the MDLY Merger had been consummated.

On April 18, 2019, Sierra, MCC and MDLY announced that they had postponed the special meetings of stockholders relating the approval of the Mergers, and that the parties would continue to negotiate the terms of the Mergers in good faith and in the best interests of their respective stockholders.

As noted above, during Phase 1, MDLY entered into 24 confidentiality agreements in connection with its consideration of a potential strategic transaction or sale of Medley Advisors’ asset management business in order to protect the information of MDLY and its affiliates, and to ensure the integrity of the strategic review process. In that regard, the potential bidders agreed, among other things, to keep the information they received confidential and to abide by customary “standstill” provisions relating to MDLY, its subsidiaries, Sierra and MCC. Under those standstill provisions, potential bidders agreed, except as requested or consented to by MDLY, not to take certain actions regarding strategic transactions or management or control of MDLY, its subsidiaries, Sierra or MCC and, subject to an exception to permit confidential requests for waivers following the public announcement of an acquisition transaction, not to request waivers of those standstill provisions, in each case during the relevant standstill period. On April 29, 2019, MDLY sent letters to each bidder whose standstill period had not yet expired and released such bidders from all provisions of the confidentiality agreement that would have inhibited or restricted the participation in MCC’s exploration of strategic alternatives.

On May 8, 2019, the MCC Board authorized the MCC Special Committee to retain an independent investment bank of the MCC Special Committee’s choosing for the purpose of soliciting strategic alternatives for MCC upon either the amendment or waiver of the MCC Merger Agreement, as contemplated by the Term Sheet, or the termination of the MCC Merger Agreement, which strategic alternatives could, at the discretion of the MCC Special Committee, be recommended to the MCC Board for approval or rejection thereof.

On July 29, 2019, MCC commenced the 60 day “go-shop” period provided for in Amended MCC Merger Agreement, which “go-shop” period will expire on September 27, 2019. The MCC Special Committee retained Houlihan Lokey to assist it in soliciting, evaluating and potentially entering into negotiations with parties that offer a MCC Merger Competing Proposal.

Set forth below is a discussion that covers various alternative proposals submitted to MCC, MDLY and Sierra. In addition, the discussion describes the terms of the Settlement, and the process undertaken by each of the Sierra Special Committee, the MCC Special Committee and the MDLY Special Committee and an analysis of the various factors that formed the basis of each committee’s decision and analysis of the various factors that formed the basis of each committee’s decision to recommend the approval of the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the Amended MDLY Merger Agreement, including the transactions contemplated thereby, to its respective board of directors.

i.	Phase 2 — Alternative Proposals

As noted above, on July 29, 2019, MCC commenced a 60 day “go-shop” period that expired on September 27, 2019. The proposals described under the headings “Proposals to MCC”, “Proposals to MDLY” and “Proposals to Sierra” set forth the indications of interest and other strategic proposals received by each of MCC, MDLY and Sierra from various bidders during Phase 1 through July 29, 2019. The disclosure below does not include any proposals that may have been received by MCC, MDLY or Sierra after July 29, 2019. MCC’s “go-shop” process conducted by the MCC Special Committee did not result in a MCC Merger Superior Proposal under the Amended MCC Merger Agreement. For more information regarding the “go-shop” process conducted by the MCC Special Committee, see “—The MCC “Go-Shop” Process.”

Proposals to MCC

ZAIS Proposal

On January 3, 2019, MCC received an unsolicited letter from ZAIS Group LLC (“ZAIS”), proposing, among other things, that MCC appoint ZAIS as an investment adviser to replace MDLY to manage a sale or liquidation of MCC (the “ZAIS Proposal”). On January 9, 2019, the MCC Special Committee, after consultation with Sandler O’Neill and Kramer Levin, unanimously recommended that the MCC Board determine, and, at a separate meeting held on January 14, 2019, the MCC Board determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the ZAIS Proposal. At the direction of the Board, on January 24, 2019, MCC informed ZAIS, in a letter signed by Brook Taube, of the provisions contained in Section 7.10 of the MCC Merger Agreement.

On March 14, 2019, ZAIS sent an unsolicited letter to the MCC Special Committee in which it reiterated the ZAIS Proposal.

Origami Proposal

On April 4, 2018, Origami Capital Partners, LLC (“Origami”) sent a letter to Marilyn Adler, a former Managing Director of Medley Capital LLC, to express interest in purchasing 100% of Medley Capital Corporation’s (including its affiliates) interest in Medley SBIC Subsidiary. This letter was sent to Ms. Adler’s personal email address and was not shared with anyone else at MCC (see below “Phase 2 — Merger Related Litigation”).

On February 11, 2019, Origami issued a press release that included a non-binding indication of interest (the “Origami SBIC Indication of Interest”) for an acquisition of the SBIC Subsidiary. The Origami SBIC Indication of Interest contemplated a cash purchase of the SBIC Subsidiary for $45 million. The Origami SBIC Indication of Interest was non-binding and subject to conditions, including due diligence review.

On February 13, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Merger setting forth additional information about the Origami SBIC Indication of Interest. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation” the Delaware Court of Chancery, in the MCC Stockholder Action, ordered MCC to correct certain aspects of those supplemental disclosures.

On February 14, 2019, Origami sent an unsolicited letter to MCC in which it reiterated the Origami SBIC Indication of Interest.

On February 19, 2019, after consultation with Sandler O’Neill and independent counsel, the MCC Special Committee, after deliberation and discussion: (a) determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the Origami SBIC Indication of Interest and (b) unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board (i) determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the Origami SBIC Indication of Interest, and (ii) authorized MCC to inform Origami of the MCC Board’s determination to decline to pursue the Origami SBIC Indication of Interest and key factors considered by the MCC Special Committee and the MCC Board in connection with such determination. In that regard, on February 19, 2019, MCC sent a letter to Origami notifying it of the foregoing.

On February 21, 2019, Origami sent another unsolicited letter to MCC in which it reiterated the Origami SBIC Indication of Interest.

Moreover, effective as of May 10, 2019, the SBIC Subsidiary fully repaid its outstanding SBA Debentures, and, in connection therewith, effective July 1, 2019, SBIC Subsidiary surrendered its SBIC license.

NexPoint/Highland Communications

The following is the chronology of the material contacts and events involving NexPoint Advisors, L.P., an affiliate of Highland Capital Management (“NexPoint/Highland”).

On January 24, 2019, NexPoint/Highland sent an unsolicited letter to the MCC Special Committee, proposing that, instead of consummating the Mergers, MCC enter into an external advisory agreement with NexPoint/Highland (the “NexPoint/Highland Proposal 1”). NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement.

On January 31, 2019, the MCC Special Committee unanimously recommended that the MCC Board determine, and, at a separate meeting, the MCC Board unanimously determined, that it is desirable and in the best interests of the MCC and the MCC Stockholders to decline to pursue the NexPoint/Highland Proposal 1.

On January 31, 2019, NexPoint/Highland sent another letter to the MCC Special Committee and the Sierra Special Committee, proposing that MCC merge with Sierra and that NexPoint/Highland become the external asset manager of the combined entity (the “NexPoint/Highland Proposal 2”). According to NexPoint/Highland, the NexPoint/Highland Proposal 2 avoided a $125 million “value transfer” to MDLY, and provided for $50 million of share purchases, $27 million of cost “savings”, and a $25 million cash injection to the surviving company. NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement. The next day, NexPoint/Highland issued a press release publicly announcing the NexPoint/Highland Proposal 2.

On February 2, 2019, MCC issued a press release announcing that, based on the recommendation of the MCC Special Committee, the MCC Board unanimously determined that it is desirable and in the best interests of MCC and the MCC Stockholders to decline to pursue the NexPoint/Highland Proposal 1.

On February 5, 2019, each of the MCC Special Committee and the Sierra Special Committee unanimously recommended that the MCC Board and the Sierra Board, respectively, determine, and, at separate meetings, each of the MCC Board and the Sierra Board unanimously determined, that it is desirable and in the best interests of MCC and Sierra and their respective stockholders to decline to pursue the NexPoint/Highland Proposal 2.

On February 5, 2019, NexPoint/Highland issued a press release in which they urged stockholders to vote against the MCC Merger and discussed the NexPoint/Highland Proposal 2.

On February 6, 2019, MCC and Sierra issued a joint press release announcing that their respective boards of directors had unanimously determined to decline to pursue the NexPoint/Highland Proposal 2. The press release3 described the factors the MCC Special Committee and the Sierra Special Committee considered in making their recommendations to their respective board of directors, which included the views of the MCC Special Committee and the Sierra Special Committee that:

●	NexPoint/Highland’s claim that its proposal provides $225 million of incremental value over the Mergers is unsubstantiated and misleading;

●	NexPoint/Highland’s proposal deprives stockholders of the expected benefits of becoming an internally managed BDC, which include the opportunity to potentially grow third-party assets under management as well as the potential for an improved market valuation as an internally managed BDC;

●	NexPoint/Highland’s proposal presents significant uncertainty to stockholders; and

●	NexPoint and its affiliate Highland Capital Management have a concerning track record as fiduciaries.

On February 15, 2019, MCC issued an investor presentation that highlighted the factors considered by the MCC Board in approving the MCC Merger, provided a timeline of NexPoint/Highland’s proposals and MCC’s responses and highlighted each component of NexPoint/Highland’s claim that its proposal provides $225 million of net value that the MCC Board determined to be misleading and inaccurate.

Also, on February 15, 2019, MCC issued a press release containing a letter, dated February 14, 2019, to Institutional Shareholder Services from MCC’s lead independent director on behalf of the MCC Special Committee discussing the factors for the MCC Special Committee’s recommendation that the MCC Board decline to pursue the NexPoint/Highland proposals.

On February 25, 2019, NexPoint/Highland issued a press release urging the MCC Stockholders to vote against the Mergers. NexPoint/Highland indicated its desire to nominate individuals to the MCC Board at MCC’s 2019 Annual Meeting of Stockholders (the “2019 MCC Annual Meeting”) if the Mergers do not receive the requisite stockholder approval.

Also, on February 25, 2019, NexPoint/Highland filed a preliminary proxy statement with the SEC in connection with MCC’s special meeting of stockholders, urging stockholders to vote against the Mergers. In that filing, NexPoint/Highland indicated its desire to nominate individuals to the MCC Board at the 2019 MCC Annual Meeting if the Mergers did not receive the requisite stockholder approval. However, NexPoint/Highland provided no additional information about such nominees, including their names or their qualifications.

[3]	In the Delaware Decision, the Delaware Court of Chancery stated that “Medley Management had drafted the press release before the Special Committee had even made its determination.”

On February 28, 2019, NexPoint/Highland issued a press release urging MCC Stockholders to vote against the Mergers. In its press release, NexPoint/Highland acknowledged having an interest in the matters to be acted on at MCC’s special meeting of stockholders in light of its intention to nominate two directors at the 2019 MCC Annual Meeting if the Mergers did not receive the requisite stockholder approval. Attached to the press release was an open letter addressed to the Chairman of the MCC Board noting that an investment vehicle affiliated with NexPoint, Highland Select Equity Master Fund, L.P. (“Highland Select”), had issued a demand to MCC to make certain of its books and records available for inspection. The stated purpose of Highland Select’s request was to investigate purported potential wrongdoing in the adjournment of MCC’s special meeting of stockholders.

On March 7, 2019, NexPoint/Highland filed a definitive proxy statement with the SEC in connection with the special meeting of stockholders urging stockholders to vote against the Mergers. In that filing, NexPoint indicated its desire to nominate individuals to the MCC Board at the 2019 MCC Annual Meeting if the Mergers did not receive the requisite stockholder approval.

On March 27, 2019, Highland Select delivered its Notice of Stockholder Nomination of Individuals for Election to the Board. The notice informed MCC, among other things, of NexPoint/Highland’s intent to nominate (i) Mark T. Goglia and (ii) Stephen A. Mongillo as director candidates for election to the MCC Board at the 2019 MCC Annual Meeting.

On April 1, 2019, NexPoint/Highland sent a letter to the MCC Special Committee in which, among other things, it proposed certain modifications to the NexPoint/Highland Proposal 2, but the modified proposal was otherwise substantially similar to the NexPoint/Highland Proposal 2. On the same day, NexPoint/Highland issued a press release urging the MCC Special Committee to consider the modified NexPoint/Highland Proposal 2.

On May 1, 2019, NexPoint/Highland filed a preliminary proxy statement with the SEC in connection with the 2019 MCC Annual Meeting urging MCC Stockholders to vote for NexPoint/Highland’s competing slate of two director nominees.

On July 9, 2019, NexPoint/Highland called the Chair of the MCC Special Committee to request that MCC delay any further proceedings in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.), which alleges, among other things, that NexPoint/Highland engaged in unlawful solicitation activities in connection with the Mergers. Following conversations with Management regarding the lawsuit, on July 11, 2019, NexPoint/Highland sent a letter to the MCC Special Committee again requesting that MCC delay any further proceedings in its lawsuit against NexPoint/Highland.

In accordance with the non-disclosure agreement entered into with NexPoint Advisors, L.P. on September 20, 2019, MCC filed on September 23, 2019 a notice pursuant to Federal Rule of Civil Procedure 41(a)(1)(A)(i) dismissing its claims against NexPoint Advisors, L.P. in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.).

Marathon Proposal

On March 1, 2019, MCC received from Marathon Asset Management (“Marathon”) a letter proposing, among other things, that MCC and Sierra terminate the Merger Agreements and each enter into an external investment advisory agreement with Marathon to replace MDLY as investment adviser (the “Marathon Proposal”).

On March 5, 2019, the MCC Special Committee unanimously recommended that the Board determine, and, at a separate meeting, the Board unanimously determined, that it was desirable and in the best interests of MCC and its stockholders to decline to pursue the Marathon Proposal.

On March 22, 2019, Marathon filed a preliminary proxy statement seeking to call a special meeting of stockholders of MCC to approve the Marathon Proposal and to solicit votes against the Mergers.

On March 27, 2019, Marathon sent a letter to the MCC Special Committee in which it reiterated the Marathon Proposal.

Notwithstanding the foregoing, Marathon did not pursue a proxy solicitation.

Proposals to MDLY

On February 5, 2019, Sierra, MCC and MDLY made supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Mergers. In that regard, information concerning the Mergers set forth in the Sierra Joint Proxy Statement/Prospectus was supplemented by the information set forth below. Each of the proposals to MDLY were considered and evaluated by the MDLY Board and, in the case of the proposals to MDLY from Lantern and NexPoint/Highland, the MDLY Special Committee. None of the proposals set forth below were found to be in the best interests of MDLY and the MDLY Stockholders. However, the MDLY Special Committee and, based upon the recommendation of the MDLY Special Committee, the MDLY Board determined that the Amended MDLY Merger Agreement was advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.  This determination was based in part on a thorough review of strategic alternatives, including the proposals set forth below.  In that regard, in determining, and recommending to the MDLY Board, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee took into account a number of reasons, including, among others:

●	The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY.

●	The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

●	The fact that, following the execution of the MDLY Merger Agreement on August 9, 2018, only one party submitted an expression of interest regarding a potential acquisition of MDLY, which expression of interest was conditioned on, but did not receive, the support of the Medley LLC Unitholders, and valued MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration.

●	The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Except as specifically supplemented by the information contained below, all information set forth in the Sierra Joint Proxy Statement/Prospectus, and the section entitled “Phase 1 — Background of the Mergers” herein, remains unchanged.

Below are terms of each non-binding indication of interest received by MDLY. The range of indicated stock and cash consideration per share of MDLY Class A Common Stock, to the extent specified, was $5.00 to $9.00 per share. This excludes any additional value attributed to the Tax Receivable Agreement liability, to which certain bidders attributed as much as $145 million of incremental value. For further information on the Tax Receivable Agreement, please refer to page 31 of MDLY’s most recent 10-K for the fiscal year ended December 31, 2017, filed March 29, 2018, which is available in the investor relations section of the mdly.com website and also on file with the SEC.

The consideration contemplated by the non-binding indications of interest compares to the MDLY Class A Common Stock merger consideration in the contemplated transaction of $6.80 per share with a mix of 40% stock and 60% cash (dollar equivalent based on the pro forma Combined Company’s NAV per share of $7.06 as of September 30, 2018).

MDLY ran two separate processes seeking indications of interest regarding potential strategic transactions: one in which preliminary bids were received in July 2017, with final bids due in August 2017; and a second in which preliminary bids were received in late November/early December of 2017, with final bids due in January 2018.

In total, MDLY received eighteen non-binding indications of interest from twelve parties, including indications of interest for MDLY and for its assets. According to the various bidders, these indications of interest included the following metrics: (i) a purchase price per share ranging from $5.00 to $9.00, (ii) a premium over the then-market price of MDLY Class A Common Stock ranging from 25% to 47%, (iii) an equity value ranging from $147 million to $280 million, and (iv) an enterprise value ranging from $250 million to $450 million.

However, the two indications of interest from Bidder 1 and Bidder 2 submitted in July 2017 were preliminary in nature and no final proposals were submitted. Of the ten parties who submitted preliminary indications of interest in November and December of 2017, only one (Party X) submitted an indication of interest in the second round of that process. Moreover, as discussed below, negotiations with Party X did not result in an actionable transaction, and a number of issues remained unresolved when negotiations terminated. As a result, because each of the proposals submitted were non-binding, included various conditions and carve-outs, involved different forms of consideration (some of which was contingent), and in all but one case did not move to the point where documentation was discussed or deal terms negotiated, MDLY believes it is impracticable and speculative to assign a particular value to any of the proposals described below.

On July 19, 2017, Bidder 1 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 1, the indication of interest contemplated a purchase price of $8.74 per share, a premium of approximately 30% over the then-market price of MDLY Class A Common Stock, and an enterprise value of $325 million. The indication of interest did not provide an implied equity value. Bidder 1 did not specify treatment of the Tax Receivable Agreement.

On July 19, 2017, Bidder 2 submitted a preliminary, non-binding indication of interest for an acquisition of the fully-diluted equity of MDLY. According to Bidder 2, the indication of interest contemplated a purchase price of $8.05 – $8.53 per share, a premium of 25% – 32% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $250 million – $265 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $200 million – $215 million in the form of stock in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On July 24, 2017, Bidder 2 submitted a revised, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 2, the indication of interest contemplated a purchase price of $8.50 – $9.00 per share, a premium of 30% – 38% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $264 million – 280 million. The indication of interest contemplated that the consideration would be paid through a combination of $50 million in cash and $214 million – $230 million in retained equity in the surviving company. The indication of interest did not provide an implied enterprise value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

On November 28, 2017, Bidder 3 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 3, the indication of interest contemplated an enterprise value of $300 million – $320 million and the acquisition of at least 51% of the equity of MDLY. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share includes satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement.

On November 28, 2017, Party X submitted a preliminary, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Party X, the indication of interest contemplated a purchase price of $275 million at $8.90 per share and an enterprise value of $344 million. The indication of interest did not provide an implied premium over the then-market price of MDLY Class A Common Stock or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be negotiated.

On November 28, 2017, Bidder 4 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 4, the indication of indication of interest contemplated a purchase price of $7.35 – $8.40 per share, an equity value of $226 million – $259 million, and an enterprise value of $303 million – $335.2 million. The indication of interest did not provide an implied premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 5 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY. The indication of interest contemplated consideration in the form of cash and stock from Bidder 5, with up to 25% – 50% of the consideration in cash. According to Bidder 5, the indication of interest contemplated a purchase price of $7.00 – 7.50 per share and an equity value of $205 million – $220 million. The indication of interest did not provide an implied enterprise value or premium over the then-market price of MDLY Class A Common Stock. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be 85% of the tax benefit actually realized by MDLY.

On November 28, 2017, Bidder 6 submitted a preliminary, non-binding indication of interest for an acquisition of MDLY in an all-cash transaction. According to Bidder 6, the indication of interest contemplated an enterprise value of $330 – $380 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement. Payments in addition to the price per share to the unit holders on account of the Tax Receivable Agreement were to be negotiated.

On November 30, 2017, Bidder 7 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all cash transaction. According to Bidder 7, the indication of indication of interest contemplated an enterprise value of $250 million. The indication of interest did not provide an implied purchase price per share, premium over the then-market price of MDLY Class A Common Stock, or equity value. The price per share did not include satisfaction of MDLY’s liabilities to the unit holders under the Tax Receivable Agreement, which would have survived the transaction. Payments in addition to the price per share would have been due to the unit holders under the terms of the Tax Receivable Agreement.

On December 3, 2017, Bidder 8 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 8, the indication of interest contemplated a purchase price of $8.25 per share, a premium of 35% over the then 20-day volume weighted average price of MDLY Class A Common Stock, and an equity value of $242 million. The indication of interest did not provide an implied enterprise value. Bidder 8 did not specify treatment of the Tax Receivable Agreement.

On December 4, 2017, Bidder 9 submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Bidder 9, the indication of interest contemplated an enterprise value of $450 million and an equity value of $241.2 million. The indication of interest did not provide an implied purchase price per share or premium over the then-market price of MDLY Class A Common Stock. Bidder 9 assumed an “approximate liability of $145 million associated with obligations resulting from the Tax Receivable Agreement.”

On January 10, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of MDLY. The indication of interest indicated that (i) the purchaser would be a newly formed shell corporation, and (ii) Party X was continuing to review the optimal structure for the transaction, but indicated a strong preference for an asset purchase transaction that would leave certain assets and liabilities with MDLY. According to Party X, the indication of interest contemplated a purchase price of $244 million or $7.98 per share, and an enterprise value of $300 million. The indication of interest contemplated that the consideration would be paid through a combination of $138.3 million in cash from Party X (a unspecified portion of which would be borrowed), $60.7 million of assumed cash and cash equivalents from MDLY’s balance sheet, and $50 million of seller financing on terms to be determined. Party X further indicated that it anticipated that the Tax Receivable Agreement would be terminated at closing without the payment of consideration, and that the seller financing could be reduced in satisfaction of any indemnification obligations.

On February 9, 2018, Party X submitted a revised, non-binding indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated a purchase price of $313 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed), $45 million in a promissory note issued to MDLY and payable by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The indication of interest stated that certain assets (estimated by Party X to equal approximately $47.7 million), as well as the Tax Receivable Agreement, would be excluded from the transaction.

In addition, the indication of interest indicated that Party X would not assume any liabilities of MDLY, other than MDLY’s existing senior indebtedness, MDLY’s lease, liabilities included within the definition of working capital and liabilities expressly agreed to by Party X. The terms of the seller financing were to be determined, but Party X indicated that it would be unsecured and subordinated to senior debt assumed by Party X, and the amount of the promissory note could be reduced in satisfaction of any indemnification obligations owed to Party X. Party X further indicated that it would not assume any liability under the Tax Receivable Agreement and that no consideration would be paid by Party X in connection with the Tax Receivable Agreement.

On March 15, 2018, Party X submitted a revised, non-binding update to its indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated a purchase price of $290 million, subject to certain adjustments, plus the amount of net working capital as of the closing. The indication of interest contemplated that the purchase price (excluding net working capital) would be paid through a combination of $128.3 million in cash (a portion of which would be borrowed), $45.3 million in the form of a promissory note issued to MDLY by the acquisition subsidiary, and the assumption of MDLY’s existing senior secured indebtedness. The update identified certain subsidiaries that would not be acquired and certain additional conditions to closing, including SBA approval. The updated indication of interest also reflected Party X’s preference for a reverse termination fee in the event Party X could not obtain financing for the transaction.

On April 19, 2018, Party X submitted a revised, non-binding update to its indication of interest for an acquisition of substantially all of the assets used in the operation of MDLY. According to Party X, the indication of interest contemplated that the purchase price would be paid through a combination of $151.3 million in cash (a portion of which would be borrowed) and $30 million in a promissory note issued to MDLY by the acquisition subsidiary, subject to certain adjustments, plus the acquisition of the net working capital of Medley LLC at $0.90 per $1.00 of net working capital. The updated indication of interest included a further potential adjustment relating to certain portfolio assets of MCC, a clarification of excluded assets and liabilities, and specifying certain conditions to closing. Although the parties engaged in further negotiations regarding the proposal, a significant number of items were unresolved, and Party X indicated that it was terminating discussions.

More than five months after the final bid deadline, MDLY received two unsolicited non-binding indications of interest. Neither party completed meaningful diligence, nor evidenced their financial capabilities to consummate a transaction. The details of the two non-binding indications of interest are as follows:

On June 22, 2018, Bidder 10 submitted a preliminary, non-binding indication of interest for an acquisition of 100% of the outstanding Class A and Class B Common Stock of MDLY and the outstanding limited liability company units of Medley LLC not owned by MDLY. According to Bidder 10, the indication of interest contemplated a purchase price of $5.00 per share, a premium of 47% over the then-market price of MDLY Class A Common Stock, and an equity value of $147 million. The indication of interest contemplated that the consideration would be paid in the form of (i) $106.6 million in cash to stockholders of MDLY and holders of limited liability company units of Medley LLC and (ii) payments in satisfaction of the Tax Receivable Agreement and for certain consulting services with a net present value of $40.4 million. The indication of interest did not provide an implied an enterprise value. Bidder 10 did not specify treatment of the Tax Receivable Agreement.

On July 30, 2018, Lantern submitted a preliminary, non-binding indication of interest for the acquisition of MDLY in an all-cash transaction. According to Lantern, the indication of indication of interest contemplated a purchase price of $256 million at $5.09 per share (net of debt and estimated cash balances), and a premium of 38% – 39% over the then-market price of MDLY Class A Common Stock. The indication of interest did not provide an implied enterprise value or equity value. Lantern did not specify treatment of the Tax Receivable Agreement.

Additional Detail Regarding MDLY Projections

The MDLY Projections in the Sierra Joint Proxy Statement/Prospectus include forecasted revenue that is attributable to (i) MCC, (ii) SIC, and (iii) other MDLY advisory clients. The forecasted revenues attributable to other MDLY advisory clients include projections attributable to existing and new advisory clients. The existing advisory clients to which revenue is attributable include Institutional SMA and Long-Dated Funds, SMA9, Sierra Opportunity Fund (“SOF”), Sierra Total Return Fund (“STRF”), and Medley Credit Opportunity Fund. The new advisory clients to which revenue is attributable include Medley Tactical Opportunity Fund, Medley Senior Loan Strategy Fund, Sierra Commercial Real Estate Fund, and Sierra Real Estate Interval Fund. Below is the summary of MDLY’s projections included in the Sierra Joint Proxy Statement/Prospectus that was first mailed to the stockholders of the Companies on December 21, 2018:

($ in millions)	2018E	2019E	2020E	2021E
Revenue
Medley Capital Corporation	$13.7	$13.5	$13.5	$13.5
Sierra Income Corporation	19.8	20.3	21.1	22.5
Other	15.0	21.5	29.5	40.5
Base Management Fees	$48.5	$55.2	$64.1	$76.5

Note: Numbers in table above may not sum due to rounding.

Below is detail on what is included in the “Other” line item in the table above:

($ in millions)	2018E	2019E	2020E	2021E
Detail: Line Item “Other”
Existing Advisory Clients:
Institutional SMA and Long-Dated Funds	$13.3	$14.7	$17.3	$20.1
SMA 9	0.6	1.1	1.1	1.1
SOF/STRF	0.1	0.8	2.1	3.7
Medley Credit Opportunity Fund	0.9	2.2	3.1	4.1
Subtotal Existing Advisory Clients	$14.9	$18.8	$23.6	$29.0

New Advisory Clients:
Medley Tactical Opportunity Fund	$0.0	$1.6	$2.8	$4.4
Medley Senior Loan Strategy Fund	0.1	1.1	2.8	5.3
Sierra Commercial Real Estate Fund	0.0	0.0	0.0	0.3
Sierra Real Estate Interval Fund	0.0	0.0	0.3	1.6
Subtotal New Advisory Clients	$0.1	$2.7	$5.9	$11.5
Total: Line Item “Other”	$15.0	$21.5	$29.5	$40.5

Note: Numbers in table above may not sum due to rounding.

Additional Proposals to MDLY

In addition to the proposals described in the supplemental disclosures to the Sierra Joint Proxy Statement/Prospectus related to the Mergers dated February 5, 2019, MDLY also received the following proposals from NexPoint/Highland and Lantern.

On March 20, 2019, NexPoint/Highland submitted a non-binding indication of interest for an acquisition of Medley LLC and MDLY. The indication of interest indicated that NexPoint/Highland would (i) acquire all of the equity of Medley LLC for $20 million in the aggregate payable in cash at closing, plus a right to share in 20% of MDLY’s annual gross revenue, payable each year over a period of 10 years; and (ii) acquire all of the MDLY Class A Common Stock (whether via merger or some other mechanism), with pro rata participation for an amount of consideration, payable in cash at closing, equal to the present value of the total consideration to be paid to the Medley LLC Unitholders. This proposal was, however, subject to both the MCC Board and the Sierra Board, and the respective stockholders of MCC and Sierra, consenting to the change of control of MDLY and the continuation of the MCC Investment Management Agreement and the Sierra Investment Advisory Agreement. In connection with such approvals, NexPoint Highland proposed that it would agree to: (i) reduce the existing base management fees under both the MCC Investment Management Agreement and the Sierra Investment Advisory Agreement to 1.25% per annum on the respective gross assets of MCC and Sierra, and reduce the incentive fee to 15% on income and capital gains (although there was no mention of a hurdle rate); (ii) cap overhead expense reimbursement to 0.50% per annum on the respective gross assets of MCC and Sierra; (iii) pay a $10 million success fee to MCC and a $15 million success fee to Sierra upon completion of the transaction; (iv) purchase at least $30 million worth of MCC Common Stock and $20 million worth of Sierra shares in the aggregate, one-third of which would be made during the 60 days following the transaction, an additional one-third of which would be made during the following 90 days, and the final one-third of which would be made during the following 90 days, in each case either in open market purchases at the then current market price, if below NAV, or directly from the MCC or Sierra, as applicable, at NAV; and (v) alternatively, if the MCC Board and the Sierra Board continued to desire to merge MCC and Sierra, to provide the same economics outlined above for the benefit of the surviving company.

The indication of interest contemplated that the proposed transaction was not subject to a financing contingency. NexPoint/Highland also requested that MDLY enter into a non-disclosure agreement to allow NexPoint/Highland to complete a high-level diligence review, pursuant to which NexPoint/Highland would agree that the information received pursuant to the non-disclosure agreement could not be used for any purpose other than negotiations between them and MDLY with respect to their proposal. On March 27, 2019, at a meeting of the MDLY Board, Management, in their capacity as the Medley LLC Unitholders, indicated they would not support a sale of Medley LLC on the terms proposed by Nexpoint/Highland. On March 30, 2019, the MDLY Special Committee discussed the NexPoint/Highland proposal and Management’s and the Medley LLC Unitholders’ views with respect thereto. Due to the Medley LLC Unitholders’ lack of support for the proposal, which would be a condition precedent to the consummation of any such transaction, among other reasons, the MDLY Special Committee determined not to engage with NexPoint/Highland.

On May 24, 2018, Lantern and MDLY entered into a non-disclosure agreement in connection with MDLY’s consideration of strategic alternatives. Among other things, the non-disclosure agreement prohibited Lantern from disclosing confidential information received from MDLY and its representatives and initiating, inducing, encouraging or attempting to induce MCC or any funds advised by MDLY to terminate, amend, or otherwise modify their advisory agreements with MDLY or enter into any advisory agreement with any person other than MDLY.

On July 30, 2018, Lantern submitted a non-binding indication of interest for an acquisition of MDLY. The indication of interest indicated that (i) the purchaser would be a newly formed special purpose entity, and (ii) Lantern would acquire all of the outstanding shares of MDLY Class A Common Stock and all of the Medley LLC Units. According to Lantern, the indication of interest contemplated a purchase price of $256 million at $5.09 per share, net of debt and estimated cash balances. The indication of interest contemplated that the consideration would be paid in cash, with no financing contingency.

On August 21, 2018, Lantern sent an unsolicited email to a representative of MDLY. In the August 21 email, Lantern stated the following: “[g]iven the goal of merging the BDC, would it be useful if we offered to acquire the loans on non-accrual and put up new capital?” MDLY’s Management promptly informed the MCC Special Committee of Lantern’s email. The MCC Special Committee considered the Lantern email in consultation with its independent legal and financial advisors, and unanimously recommended that MCC decline to pursue the submission from Lantern at that time. As set forth in the section entitled “— Phase 2 — Background of the Mergers — Phase 2 — Merger Related Litigation,” the Delaware Court of Chancery in the MCC Stockholder Action found that the MCC Board was not made aware of certain details about Lantern’s proposal.

Proposals to Sierra

NexPoint/Highland Communications

On January 31, 2019, NexPoint/Highland sent the Sierra Special Committee a letter setting forth NexPoint/Highland Proposal 2. NexPoint/Highland did not provide any details regarding the incentive fee arrangement that would apply under the proposed advisory agreement. The next day, NexPoint/Highland issued a press release publicly announcing the NexPoint/Highland Proposal 2.

On February 5, 2019, the Sierra Special Committee unanimously recommended that the Sierra Board determine and, in a separate meeting, the Sierra Board unanimously determined, that it is desirable and in the best interests of Sierra and the Sierra Stockholders to decline to pursue the NexPoint/Highland Proposal 2.

On February 6, 2019, MCC and Sierra issued a joint press release announcing that their respective boards of directors had unanimously determined to decline to pursue the NexPoint/Highland Proposal 2. The press release described the factors the MCC Special Committee and the Sierra Special Committee considered in making their determinations to their respective board of directors, which included the views of the MCC Special Committee and the Sierra Special Committee that:

●	NexPoint/Highland’s claim that its proposal provides $225 million of incremental value over the Mergers is unsubstantiated and misleading;

●	NexPoint/Highland’s proposal deprives stockholders of the expected benefits of becoming an internally managed BDC, which include the opportunity to potentially grow third-party assets under management as well as the potential for an improved market valuation as an internally managed BDC;

●	NexPoint/Highland’s proposal presents significant uncertainty to stockholders; and

●	NexPoint and its affiliate Highland Capital Management have a track record of concern as fiduciaries.

The following is the chronology of the material contacts and events involving NexPoint/Highland subsequent to the July 29, 2019 effective date of each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement.

On August 25, 2019, NexPoint/Highland sent an unsolicited letter to the Sierra Special Committee, proposing that, instead of consummating the Mergers, MCC merge into Sierra and that the surviving company enter into an external advisory agreement with NexPoint/Highland (the “NexPoint/Highland Proposal 3”).

On September 3, 2019, S&W, at the request of the Sierra Special Committee, sent an information request to NexPoint/Highland requesting certain information about NexPoint/Highland (the “September 3, 2019 Request”) to assist the Sierra Special Committee in evaluating NexPoint/Highland and the NexPoint/Highland Proposal 3.

On September 8, 2019, NexPoint/Highland provided a response to the September 3, 2019 Request.

On September 11, 2019, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 11, 2019 Request”).

On September 16, 2019, NexPoint/Highland provided a response to the September 11, 2019 Request.

On September 16, 2019, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 16, 2019 Request”).

On September 18, 2019, NexPoint/Highland provided a response to the September 16, 2019 Request.

On September 19, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss NexPoint/Highland, the NexPoint/Highland Proposal 3 and the upcoming meeting with representatives of NexPoint/Highland. After the meeting, Broadhaven, on behalf of the Sierra Special Committee, sent an email to NexPoint/Highland requesting certain additional information from NexPoint/Highland (the “September 19, 2019 Request”). The same day, NexPoint/Highland provided a response to the September 19, 2019 Request (the “September 19, 2019 Response”). The September 19, 2019 Response was forwarded promptly to the Sierra Special Committee.

On September 23, 2019, a representative of the Sierra Special Committee, along with representatives of Broadhaven and S&W, met in person with representatives of NexPoint/Highland (the “September 23, 2019 Meeting”) to discuss the NexPoint Highland Proposal 3, NexPoint/Highland, its investment capabilities and its personnel. During the September 23, 2019 Meeting, the Sierra Special Committee member requested additional information from NexPoint/Highland.

On September 24, 2019 and October 1, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss the September 23, 2019 Meeting and next steps with respect to the NexPoint/Highland Proposal 3.

On October 1, 2019, NexPoint/Highland sent to the Sierra Special Committee a response to the additional information requests made at the September 23, 2019 Meeting (the “October 1, 2019 Response”).

On October 4, 2019, the Sierra Special Committee met with representatives of Broadhaven and S&W to discuss the October 1, 2019 Response. Following discussion of the October 1, 2019 Response and the NexPoint/Highland Proposal 3, the Sierra Special Committee directed S&W to notify NexPoint/Highland that the Sierra Special Committee had determined not to pursue the NexPoint/Highland Proposal 3, and S&W so notified NexPoint/Highland.

Marathon Proposal

On March 4, 2019, Marathon submitted to the Sierra Special Committee an unsolicited proposal that Sierra appoint Marathon as its investment adviser to replace MDLY. The Sierra Special Committee and the Sierra Board, in consultation with their separate independent legal and financial advisors, separately reviewed the Marathon proposal, and determined that it is in the best interests of Sierra and its stockholders to decline to pursue the Marathon proposal. At a meeting held on March 6, 2019, the Sierra Special Committee concluded that the Marathon proposal did not constitute a Competing Proposal under the MCC Merger Agreement or the MDLY Merger Agreement.

ii.	Phase 2 — Merger Related Litigation

Following the announcement of the proposed Mergers, several lawsuits were filed seeking to enjoin their consummation and to recover damages. On January 11, 2019, MCC was named as a defendant in a lawsuit captioned FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. v. Medley Capital Corporation, filed in the Delaware Court of Chancery as C.A. No. 2019-0021-KSJM (the “FrontFour Section 220 Action”). MCC was also named as a defendant in a lawsuit captioned Altman v. Medley Capital Corporation, filed on January 16, 2019, in the Delaware Court of Chancery as C.A. No. 2019-0031-KSJM (the “Altman Section 220 Action,” and together with the FrontFour Section 220 Action, the “Section 220 Actions”). The plaintiffs in the Section 220 Actions filed complaints seeking to inspect certain of MCC’s books and records pertaining to the proposed Mergers under Section 220 of the DGCL. On January 24, 2019, the Delaware Court of Chancery entered a stipulation and order governing MCC’s production of books and records. On January 28, 2019, MCC substantially completed its production of books and records in the Section 220 Actions.

On January 25, 2019, two purported class actions were commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of MCC, captioned, respectively, Helene Lax v. Brook Taube, et al., Index No. 650503/2019, and Richard Dicristino, et al. v. Brook Taube, et al., Index No. 650510/2019 (together, the “New York Actions”). The defendants named in each complaint were Brook Taube, Seth Taube, Jeffrey Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, John E. Mack, Mark Lerdal, Richard T. Allorto, Jr., MCC, MDLY, Sierra, and Merger Sub. The complaints in each of the New York Actions allege that the individuals named as defendants breached their fiduciary duties in connection with the MCC Merger and that the other defendants aided and abetted those alleged breaches of fiduciary duties. Compensatory damages in unspecified amounts are sought. On February 27, 2019, the New York Supreme Court entered a stipulated scheduling order requiring that defendants respond to the complaints 45 days following the later of (a) the stockholder vote on the proposed MCC Merger and (b) plaintiffs’ filing of a consolidated, amended complaint.  A preliminary conference is scheduled to take place on November 19, 2019.

On February 11, 2019, the MCC Stockholder Action was commenced in the Delaware Court of Chancery by the plaintiffs in the FrontFour Section 220 Action, FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”). The complaint alleged that MCC’s directors at that time (Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, and Arthur S. Ainsberg) breached their fiduciary duties to MCC’s stockholders in connection with the MCC Merger and that MDLY, Sierra, MCC Advisors, Medley Group LLC, and Medley LLC aided and abetted those alleged breaches of fiduciary duties. On March 11, 2019, following a two-day trial, the Delaware Court of Chancery issued the Delaware Decision denying FrontFour’s requests to (i) permanently enjoin the MCC Merger and (ii) require MCC to conduct a “shopping process” for MCC on terms proposed by FrontFour in its complaint. The Delaware Court of Chancery held that MCC’s directors breached their fiduciary duties in entering into the MCC Merger Agreement, but that FrontFour had failed to prove that Sierra aided or abetted those breaches of fiduciary duties.

In the Delaware Decision, the Delaware Court of Chancery ordered MCC to issue corrective disclosures consistent with the Delaware Decision and enjoined a vote of MCC Stockholders on the proposed MCC Merger until the following disclosures have been made and MCC Stockholders have had the opportunity to assimilate this information:

●	The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of details of bids that third parties made for MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 (as identified above under “Phase 2 — Background of the Mergers — Proposals to MDLY”);

●	The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, that MDLY felt “enormous pressure” to enter into a transaction; and

●	The MCC Special Committee had not been made aware, prior to the execution of the MCC Merger Agreement, of the existence of standstill agreements entered into by MDLY during MDLY’s exploration of strategic transactions in 2017 and 2018 that prohibited potential transaction partners from presenting proposals directly to MCC without MDLY’s consent. Those potential transaction partners included Lantern Asset Management LLC, which, in July 2018, made a non-binding, contingent expression of interest in “potentially recapitalizing” MCC and “exploring alternatives for providing a significant cash infusion of new capital into MCC to the extent it is prudent,” but was prohibited from making its proposal directly to MCC due to the standstill agreement.

The Delaware Court of Chancery further found that corrective disclosures were required in connection with certain disclosures that MCC made concerning indications of interest in MCC from third parties, as follows:

●	On January 3, 2019, ZAIS Group, LLC (“ZAIS”) submitted a letter proposing that the MCC Special Committee appoint ZAIS as MCC’s new investment advisor for the sole purpose of “managing an orderly sale or liquidation of [MCC].” MDLY coordinated with the MCC Special Committee regarding whether and how to respond to ZAIS. On January 24, 2019, MCC informed ZAIS, in a letter signed by Brook Taube, that MCC had rejected ZAIS’s proposal, citing the non-solicitation provision in the MCC Merger Agreement.

●	On April 4, 2018, Origami sent a letter to Marilyn Adler, a former Managing Director of Medley Capital LLC, to express interest in purchasing 100% of Medley Capital Corporation’s (including its affiliates’) interest in SBIC Subsidiary. This letter was sent to Ms. Adler’s personal email address.

The Delaware Court of Chancery further found that, as to MCC stockholders, the Mergers contemplated by the MCC Merger Agreement and the MDLY Merger Agreement “trigger the entire fairness test.” The Delaware Court of Chancery stated that “[e]ntire fairness review arises ‘when the board labors under actual conflicts of interest,’ such as when a controlling stockholder stands on both sides of a challenged transaction or when a controlling stockholder competes with the minority stockholders for consideration.” The Delaware Court of Chancery found that “FrontFour proved that half of the Medley Capital special committee was beholden to the Taube brothers, and thus the Taube brothers dominated and controlled the board with respect to the Proposed Transactions. Defendants failed to meet their burden of proving that the Proposed Transactions are entirely fair” to the MCC Stockholders with respect to fair dealing and price. The Court further found that the “deal protections of the merger agreement also fail enhanced scrutiny.”

On March 20, 2019, a purported stockholder class action was commenced in the Delaware Court of Chancery by the plaintiff in the Altman Section 220 Action, Stephen Altman, against Brook Taube, Seth Taube, Jeff Tonkel, Arthur S. Ainsberg, Karin Hirtler-Garvey, Mark Lerdal, and John E. Mack, captioned Altman v. Taube, et al., C.A. No. 2019-0219-KSJM (the “Altman Action”). The complaint alleged that the defendants breached their fiduciary duties to stockholders of MCC in connection with the adjournments of the vote of MCC Stockholders on the proposed Mergers. On April 8, 2019, the Delaware Court of Chancery granted a stipulation consolidating the MCC Stockholder Action and the Altman Action, designating the amended complaint in the MCC Stockholder Action as the operative complaint, and designating the plaintiffs in the MCC Stockholder Action and their counsel as the lead plaintiffs and lead plaintiffs’ counsel, respectively.

On April 5, 2019, a purported stockholder class action was commenced in the Supreme Court of the State of New York, County of New York, by alleged stockholders of Sierra, captioned Roger Anderson et al. v. Stephen R. Byers et al., Index No. 652006/2019 (the “Anderson Action”). The named defendants in the Anderson Action are Stephen R. Byers, Oliver T. Kane, Valerie Lancaster-Beal, Brook Taube, Seth Taube, Sierra, and Merger Sub. The complaint alleges that the individuals named as defendants breached their fiduciary duties to stockholders of Sierra in connection with the proposed Mergers and that Brook Taube, Seth Taube, Sierra, and Merger Sub aided and abetted those alleged breaches of fiduciary duties. The complaint seeks to enjoin the proposed Mergers or, in the alternative, to recover money damages in an unspecified amount. On October 9, 2019, the court entered a stipulated scheduling order, which provides that the plaintiff shall file an amended complaint by November 8, 2019, and that the defendants’ time to respond to the amended complaint will be sixty days following the filing of the amended complaint. A preliminary conference is currently scheduled for November 19, 2019.

On April 15, 2019, certain parties to the MCC Stockholder Action reached agreement on the principal terms of a settlement of the MCC Stockholder Action, as reflected in the Term Sheet. Also on April 15, 2019, in connection with the execution of the Term Sheet, David A. Lorber and Lowell W. Robinson were appointed to the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to the MCC Special Committee, with Mr. Lorber serving as Chair of the MCC Special Committee. On July 29, 2019, following further negotiations, the Settlement was entered into by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand, in connection with the MCC Stockholder Action.

The Settlement provides for the settlement of all claims that were or could have been brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to (i) the MCC Merger Agreement and (ii) the MDLY Merger Agreement (together with the MCC Merger Agreement, the “Merger Agreements”), which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement annexed to the Settlement. The Settlement also provides for, if the MCC Merger is consummated, the creation of the Settlement Fund, consisting of $17 million in cash and $30 million of Sierra Common Stock (the “Settlement Shares” and, collectively, with the cash, the “Settlement Amount”), with the number of shares of Sierra Common Stock to be calculated using the pro forma net asset value reported in the amended Joint Proxy Statement/Prospectus, which will be distributed to the Eligible Class Members. The economic impact of the Settlement was not borne by Sierra as it was factored into Sierra’s revised offer to both MDLY and MCC. In that regard, while the Settlement is a liability of MCC, the economic burden of the Settlement will be borne by MDLY and disproportionately by the Medley LLC Unitholders. The MDLY Merger Consideration being paid to the unaffiliated MDLY Stockholders by Sierra is 0.2668 shares of Sierra Common Stock and cash in an amount equal to $2.96 per share, while the consideration being paid to the Medley LLC Unitholders by Sierra is 0.2072 shares of Sierra Common Stock plus cash in an amount equal to $2.66 per share.

The Settlement provides that, among other things, the defendant parties to the Settlement (other than MDLY) shall deposit the $17 million in cash and shall deposit or cause to be deposited the Settlement Shares to a settlement fund that shall be formed immediately after, but on the same date as, the closing of the MCC Merger, which shall be distributed to eligible class members who hold such MCC Common Stock as of the closing of the MCC Merger. The Settlement Amount will be released from escrow and distributed to eligible class members following the completion of the MCC Merger. While the settlement between the parties will survive regardless of the outcome of the Mergers, there will be no Settlement Fund if the MCC Merger does not close.

The Settlement also provides for mutual releases between and among FrontFour and the Eligible Class Members, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against the Highland Parties, as defined in the Settlement) in the litigation pending in the United States District Court for the Southern District of New York captioned Medley Capital Corporation v. FrontFour Capital Group LLC, et al., No. 1:19-cv-02055-LTS (S.D.N.Y.) (the “Federal Action”), and FrontFour and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.

The Settlement is subject to the approval of the Delaware Court of Chancery. On September 26, 2019, FrontFour filed a motion seeking an order approving the Settlement, and also moved for the Delaware Court of Chancery to award the plaintiff attorney fees in the amount of $22 million and expenses in the amount of $420,334.97 (the “Fee Application”). The Delaware Court of Chancery held a hearing to consider the Settlement and the Fee Application on October 24, 2019. The parties submitted supplemental briefing with respect to the Settlement on October 31, 2019. To date, the Delaware Court of Chancery has not issued a decision with respect to approval of the Settlement or the Fee Application. If the Delaware Court of Chancery does not accept the Settlement and/or if the MCC Merger is not consummated, the Settlement Fund is not created for any other reason. Further, if the Delaware Court of Chancery does not approve the Settlement, it has no effect on the MDLY Merger and Sierra and MDLY would not renegotiate the MDLY Merger Consideration as the Sierra Special Committee and the MDLY Special Committee and their respective financial advisors took into consideration the possibility of the MCC Merger not being consummated and MCC terminating the MCC Investment Management Agreement.

In addition, in connection with the Settlement, on July 29, 2019, MCC entered into a Governance Agreement with FrontFour Capital Group LLC, FrontFour Master Fund, Ltd., FrontFour Capital Corp., FrontFour Opportunity Fund, David A. Lorber, Stephen E. Loukas and Zachary R. George, pursuant to which, among other matters, FrontFour is subject to customary standstill restrictions and required to vote in favor of the MCC Merger under the Amended MCC Merger Agreement at a meeting of stockholders to approve the Amended MCC Merger Agreement.Pursuant to the terms of the Governance Agreement, FrontFour has acknowledged that Mr. Robinson shall, and Mr. Lorber has agreed to, (i) notify MCC if they cease to qualify as independent under certain independence standards, and (ii) comply with MCC’s policies and preserve the confidentiality of its confidential information, in the same manner as other independent directors on MCC. If at any time during the Restricted Period (defined below), a New Director is unable or unwilling to serve as a director for any reason, then FrontFour, upon the terms and subject to the conditions set forth in the Governance Agreement, will be entitled to designate a replacement director. FrontFour has agreed that until the earlier of the date on which (i) the MCC Merger Agreement has been duly and validly terminated in accordance with its terms or (ii) the date of the meeting of the MCC Stockholders, at which approval of the Amended MCC Merger Agreement and the transactions contemplated thereby is sought, they shall (a) vote all securities of MCC over which they have the right to vote in favor of the adoption of, and the transactions contemplated by, the Amended MCC Merger Agreement, including the MCC Merger contemplated thereby, (b) not transfer securities of MCC held by FrontFour (subject to certain exceptions), and (c) not tender any securities of MCC held by FrontFour in connection with any tender or exchange offer. The Governance Agreement provides that, during the Restricted Period, FrontFour shall vote, subject to certain exceptions, all securities of MCC or Sierra (as the surviving company in the MCC Merger) (each, a “Standstill Party”), as the case may be, over which they have the right to vote (i) in favor of each director candidate nominated and recommended by the board of directors of a Standstill Party, and (ii) against any stockholder nominees for director which are not recommended by the board of directors of a Standstill Party. During the Restricted Period, with respect to any stockholder proposals or other business presented at any respective stockholder meeting of a Standstill Party or pursuant to any action by written consent, FrontFour shall vote in accordance with either (a) the recommendation of the board of the Standstill Party or (b) the recommendation of Institutional Shareholder Services Inc. (“ISS”). Under the Governance Agreement, FrontFour has agreed, during the Restricted Period, to abide by certain customary “standstill” restrictions. Pursuant to the Governance Agreement, FrontFour has also agreed to support MCC’s undertakings (i) to obtain exemptive relief from the SEC sufficient to permit the consummation of (a) the MCC Merger and (b) the MDLY Merger, and (ii) to obtain the support of proxy advisory services (including ISS and Glass Lewis& Co.) for the Amended MCC Merger Agreement. The Governance Agreement defines “Restricted Period” as the period commencing on the date of the Governance Agreement and ending on: (i) in the event that the MCC Merger Agreement is validly terminated in accordance with the terms thereof, the earlier of (a) January 1, 2020, or (b) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to the 2020 annual meeting of MCC Stockholders; and (ii) in the event that the MCC Merger is consummated, with respect to Sierra, the earlier of (x) January 1, 2020, or (y) 30 days prior to the last date that stockholder nominations for director elections are permitted with respect to the 2020 annual meeting of Sierra Stockholders.

iii.	Sierra — Process Undertaken During Phase 2

On March 8, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. Representatives of S&W provided an update on the MCC Stockholder Action and reviewed with the Sierra Special Committee the terms of a potential settlement of that litigation.

On March 11, 2019, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven, Dechert and S&W. Representatives of S&W reviewed the Delaware Decision and noted that the parties had been enjoined from proceeding with their respective stockholders meetings until certain corrective disclosures had been made. The Sierra Special Committee then discussed with representatives of Broadhaven, Dechert and S&W the impact of the Delaware Court of Chancery’s decision on the Proposed Business Combination, the annual contract renewal process and the various courses of action available to Sierra.

On March 15, 2019, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. The representatives of Broadhaven and S&W provided a status update to the Sierra Special Committee, particularly in regards to MCC. The meeting was then adjourned and an in-person meeting of the Sierra Board was held. Representatives of Management and Eversheds Sutherland joined the Sierra Board meeting by telephone. Representatives of Management discussed the status of the Proposed Business Combination and the upcoming meeting at which the annual renewal of the Sierra Investment Advisory Agreement would be considered and acted upon. Representatives of Management and Eversheds Sutherland described a recent meeting with the SEC Staff concerning the SEC’s review of the exemptive applications filed in connection with the Proposed Business Combination. Management then reviewed various courses of action that could be taken in regard to the Proposed Business Combination. Following further discussion, the representatives of Management and Eversheds Sutherland disconnected from the call so that the Sierra Special Committee could discuss with the representatives of Broadhaven and S&W the matters raised during the Sierra Board call in regard to the Proposed Business Combination and the annual contract renewal.

On March 20, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. Representatives of S&W provided an update on the MCC Stockholder Action, including the terms of a potential settlement agreement. Representatives of Broadhaven discussed their due diligence meeting with Management the previous day and Broadhaven’s takeaways from that meeting, including the impact of the delay in the Proposed Business Combination on MDLY’s financials. The Sierra Special Committee then discussed with the representatives of Broadhaven and S&W actions that might be taken in order to pursue the Proposed Business Combination.

On March 22, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the representatives of S&W the upcoming annual contract renewal meeting. Among other matters discussed were the duration of the contract renewal term and a potential management fee waiver. The Sierra Special Committee next discussed the various options to pursue the Proposed Business Combination, including amending the MCC Merger Agreement and MDLY Merger Agreement or negotiating new agreements with MCC and MDLY. The Sierra Special Committee then discussed the possibility of having a meeting at MDLY’s offices so that members of MDLY’s investment team could present to the Sierra Special Committee. The Sierra Special Committee discussed the annual contract renewal and scheduled a telephonic meeting to review with representatives of S&W the 15(c) response provided by SIC Advisors. The S&W representatives then provided an update on the MCC Stockholder Action and the status of a potential settlement agreement. The Sierra Special Committee also determined that the MCC Merger should be conditioned on the MDLY Merger but that consideration should be given to not making the MDLY Merger be conditioned on the MCC Merger. Although the members of the Sierra Special Committee continued to prefer the consummation of the Mergers, they believed there were potential benefits for the Sierra Stockholders in pursuing the MDLY Merger even if the MCC Merger was not consummated for any reason. In particular, the Sierra Special Committee was aware that MCC could accept a proposal from a third-party during the “go-shop” process or that MCC Stockholders might not approve the MCC Merger. The Sierra Special Committee noted that MDLY was not seeking to actively solicit interest from third parties and there was little risk that MDLY Stockholders would not approve the MDLY Merger. Therefore, the Sierra Special Committee determined that there was no need to contemplate proceeding with the MCC Merger in the absence of the MDLY Merger.

On March 25, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W to review SIC Advisors’ 15(c) response to the information request that had been sent on behalf of the Sierra Special Committee. Following the call, the S&W representatives communicated certain follow-up 15(c) matters to SIC Advisors.

On March 28, 2019, the Sierra Special Committee held an in-person meeting with representatives of Management, Medley personnel, Broadhaven and S&W. Members of the investment team that is responsible for the day-to-day management of Sierra provided an in-depth presentation to the Sierra Special Committee concerning, among other things, Medley’s investment professionals, the investment process, changes to the investment strategy and investment team that were made in 2015, the investment performance of Sierra and MCC since the 2015 changes, current non-accruals in Sierra’s investment portfolio and Medley’s Tactical Operations and Structured Credit businesses. Medley personnel responded to questions from the Sierra Special Committee and representatives of Broadhaven.

Following the Sierra Special Committee meeting, an in-person meeting of the Sierra Board was held. Management discussed Sierra’s and MCC’s financing arrangements. Management then discussed the potential risks to MCC should the Proposed Business Combination not be consummated. Management next discussed the status of the SBIC Subsidiary, including Management’s discussions with the SBA.

Following the Sierra Board meeting, the Sierra Special Committee held an in-person meeting with representatives of Broadhaven and S&W. The Broadhaven representatives presented their due diligence as of Sierra, MCC and MDLY that showed each company’s financial performance as of June 30, 2018 and as of December 31, 2018. They also discussed the performance of Sierra and MCC, noting that Sierra’s non-accruals were fairly flat (4.2% versus 4.5%) over the six-month period, while MCC’s non-accruals had fallen over the same period (10.0% versus 9.1%).They indicated that an exchange ratio for MCC based on relative NAV was 0.83x, in contrast to 0.88x at the time of the entering into the MCC Merger Agreement and MDLY Merger Agreement in each case as compared to the agreed upon 0.805x exchange ratio. In addition, the representatives of Broadhaven noted that MDLY had Core EBITDA of $17.6 million in 2018 versus its forecast of $26.5 million. They indicated that the original forecast of Core EBITDA for MDLY in 2019 of $38.2 million was unlikely to be achieved and that adjusting the 2019 MDLY projections to reflect the decline in AUM at MCC and Sierra would result in a Core EBITDA of $31.5 million. The representatives of Broadhaven then reviewed a proposal received by MCC from an independent third-party to acquire the SBIC Subsidiary and the impact of the wind down of the SBIC Subsidiary. The Sierra Special Committee then discussed with the representatives of Broadhaven and S&W the options available to Sierra which included, among others, continuing on as a stand-alone company, engaging in a transaction with MDLY and/or MCC, engaging a new manager to manage its investment portfolio, selling its assets or liquidating. The Broadhaven representatives indicated that the rationale for the Proposed Business Combination remained but that the terms of the MCC Merger Agreement and MDLY Merger Agreement likely should be renegotiated in view of the changed circumstances since August 2018. After discussion, representatives of Management joined the meeting. They discussed the process for going forward. They also discussed the desirability for MCC to be given a go-shop opportunity and the terms of a possible settlement of the MCC Stockholder Action.

On March 29, 2019, an in-person meeting of the Sierra Board was held. Management responded to follow-up 15(c) items, including the impact to MDLY were it to lose the revenue from MCC, possible changes to Sierra’s advisory fee and a possible renewal term of less than one year. The Sierra Board meeting was adjourned temporarily and a Sierra Special Committee meeting was held during which the Sierra Special Committee approved the 2018 bonus compensation for Medley LLC Unitholders. The Sierra Special Committee was then adjourned, and the Sierra Board meeting was reconvened. Upon the recommendation of the Sierra Special Committee, the Sierra Board approved the 2018 bonus compensation for Medley LLC Unitholders.

Following the Sierra Board meeting, the Sierra Special Committee had a meeting with representatives of Broadhaven and S&W. The S&W representatives discussed the various alternatives available to Sierra.

On April 3, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. In connection with the annual contract review, Broadhaven representatives reviewed their analysis of comparable BDCs. The S&W representatives then provided an update on matters related to the Proposed Business Combination, including the negotiations regarding the extension of the terms of the MCC Merger Agreement and MDLY Merger Agreement and authorizing a go-shop for MCC.

On April 8, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives discussed a lawsuit filed in New York state court against Sierra and the each of the Directors of the Sierra Board (the “Anderson Litigation”). The Sierra Special Committee next discussed a draft letter to MDLY stating the Sierra Special Committee’s position on settlement negotiations and further negotiation of the MCC Merger Agreement and MDLY Merger Agreement. The Sierra Special Committee directed S&W to send the letter to MDLY following the meeting. The Sierra Special Committee then discussed with the S&W representatives the proposed amendment to the engagement letter with Broadhaven.

On April 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the S&W representatives the proposed amendment to the engagement letter with Broadhaven. The S&W representatives noted certain differences between the fees in the original engagement letter and those proposed to be paid to Broadhaven in the amended engagement letter. Representatives of S&W discussed the status of the renegotiation of the MCC Merger Agreement and MDLY Merger Agreement.

On April 15, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. Representatives of S&W provided an update on matters related to the Proposed Business Combination. The members of the Sierra Special Committee indicated that they wanted Broadhaven’s analysis of Sierra, MCC and MDLY before they made any decision about how to proceed.

On April 17, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The Sierra Special Committee discussed with the S&W representatives a request from MCC to speak to NexPoint/Highland regarding a proposal MCC had received from NexPoint/Highland. The Sierra Special Committee decided not to consent to MCC’s request until MCC had responded to Sierra’s request to begin renegotiating the MCC Merger Agreement. The Sierra Special Committee next discussed a proposed amendment to the engagement letter with Broadhaven. The S&W representatives reviewed two alternatives to structuring the compensation to be paid to Broadhaven. The Sierra Special Committee directed the S&W representatives to communicate the Sierra Special Committee’s position on consenting to MCC’s request to speak with NexPoint/Highland.

On May 7, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee received updated projections prepared by MDLY in advance of a meeting held on May 7, 2019.  At the May 7, 2019 meeting of the Sierra Special Committee, the Broadhaven representatives discussed the updated projections, among other factors, in connection with its analysis of a revised valuation of MDLY. The representatives of Broadhaven and S&W provided an update on the status of the Proposed Business Combination. The Broadhaven representatives reviewed the following items: (1) the financial projections for Sierra, MCC and MDLY as of August 2018 against the current projections for those companies, (2) the updated the valuation of each company, (3) potential changes to certain of the original deal terms and (4) an analysis of a possible acquisition of MDLY, assuming no relationship between MDLY and MCC. The Broadhaven representatives reviewed the Sierra/MCC exchange ratio agreed to in August 2018 and developments since then. They indicated that both Sierra and MCC had experienced declines in their NAV per share since June 30, 2018, with MCC’s NAV per share declining 13% more than Sierra’s NAV per share over that period (11% once deal costs were factored in). The Broadhaven representatives indicated that since June 30, 2018 MCC’s non-accrual percentage had declined from 10.0% to 9.1%, while Sierra’s non-accrual percentage had declined from 4.2% to 4.0%. They indicated that since June, 30 2018 MCC’s exposure to pre-2015 investments had increased from 47% to 51%, while Sierra’s exposure to pre-2015 investments had decreased from 26% to 20%. Based on their analysis, the Broadhaven representatives indicated that the Sierra/MCC exchange ratio should then be approximately 0.70 versus the 0.805 exchange ratio agreed to in August 2018. The Broadhaven representatives then discussed the valuation of MDLY. The Broadhaven representatives next discussed the economics of a potential transaction between Sierra and MDLY that did not involve MCC. The Broadhaven representatives then reviewed areas that might be renegotiated in view of the current financial positions of Sierra, MCC and MDLY. The Sierra Special Committee discussed next steps with the representatives of Broadhaven and S&W. This discussion included consideration of possible corporate governance changes.

On May 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives discussed possible terms of the Proposed Business Combination that might be renegotiated, including the Sierra/MCC exchange ratio and the purchase price for MDLY, and the structure of any go-shop provision, including the duration. The Broadhaven representatives also discussed various options for handling any liabilities arising out of the MCC Stockholder Action, including a possible price adjustment. The Broadhaven representatives noted that, notwithstanding the fact that Sierra had been found not liable in the MCC Stockholder Action, if Sierra acquired MCC or MDLY, it would indirectly assume their liabilities, including any arising from the MCC Stockholder Action, and that therefore it would be necessary as part of negotiations to arrange for payment. The Sierra Special Committee discussed with the representatives of Broadhaven and S&W various corporate governance matters.

On May 13, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives directed the Sierra Special Committee members’ attention to the presentation that had been provided prior to the meeting. The Broadhaven representatives reviewed their analysis of a potential acquisition by Sierra of MDLY, assuming MDLY no longer served as MCC’s investment manager. The analysis assumed that the MDLY forecast would be reduced by the elimination of revenues related to managing MCC, partly offset by an estimated $4 million in related operating costs. Based on such estimates representatives of Broadhaven explained that a transaction with MDLY would be dilutive to NII in 2019 but accretive to NII in 2020 and accretive to ROE in both 2019 and 2020. They also said that the transaction would be dilutive to NAV in 2019. The Broadhaven representatives also discussed their analysis of the reconciliation of the relative NAV changes at Sierra and MCC. The representatives of Broadhaven provided an overview of inbound calls from third-party credit asset managers. The Sierra Special Committee discussed with the representatives of Broadhaven, M&S and S&W potential avenues of negotiation with MCC and MDLY. At the conclusion of the discussion, the Sierra Special Committee requested that Broadhaven provide an analysis of various prices for MDLY.

A day after the call, Broadhaven circulated to the Sierra Special Committee the requested analysis. The Sierra Special Committee members communicated their agreement with the MDLY proposal. On May 14, 2019, Broadhaven conveyed to MDLY that the Sierra Special Committee proposed to acquire MDLY for $4.70 per share assuming Sierra is valued at 70% of NAV, comprised of $2.69 per share in cash, 0.34 shares of Sierra common stock for each share of MDLY common stock and a dividend of $0.40 per share. Assuming that Sierra was valued at NAV, the proposal resulted in $5.38 per MDLY share.

On May 15, 2019, Broadhaven communicated by telephone with Sandler O’Neill to convey the Sierra Special Committee’s proposal for MCC, which included a proposed exchange ratio of 0.65, the go-shop provisions and a price adjustment arising from certain settlement liabilities.

On May 20, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives reported on their recent discussions with representatives of MCC and MDLY to discuss the proposals made by the Sierra Special Committee. They indicated that on May 17, 2019, the MCC Special Committee had proposed that the exchange ratio between Sierra and MCC shares should continue to be set at 0.805. The Broadhaven representatives also reported that on May 18, 2019, representatives of Management had responded to the May 14, 2019 proposal and requested that the purchase price for MDLY be increased from $5.38 per share to $6.34 per share, in each case assuming Sierra was valued at NAV, based on a number of negotiating points including that its operating expenses would be lower given potential projected compensation expense reductions. In addition, representatives of Management requested that Sierra agree to assume certain liabilities arising from the MCC Stockholder Action in exchange for an equivalent reduction in the purchase price for MDLY. After discussion, the Sierra Special Committee directed the Broadhaven representatives to tell MCC that an exchange ratio of 0.805 was not acceptable. On May 24, 2019, the Sierra Special Committee held a telephonic meeting with representatives of S&W. The S&W representatives provided an update on the status of the negotiations with MCC and MDLY. The Sierra Special Committee discussed with the S&W representatives the possibility of having an in-person meeting the following week among the Sierra Special Committee, the MCC Special Committee and their advisors. A representative of Broadhaven was then called into the meeting. At the Sierra Special Committee’s request, the representative of Broadhaven agreed to request that MCC make a counteroffer to the Committee’s proposal.

On May 30, 2019, an in-person meeting among the Sierra Special Committee, the MCC Special Committee, Broadhaven, Sandler O’Neill, S&W and Kramer Levin was held. On behalf of the MCC Special Committee, Sandler O’Neill reviewed its analysis based on a potential revised Sierra/MCC exchange ratio of 0.77 as well as information regarding the performance of MDLY. There was a discussion among the meeting participants of the treatment of the Tax Receivable Agreement. The MCC Special Committee indicated that, in its view, the purchase price for MDLY should be lower than the current offer. The meeting participants’ then discussed the go-shop provisions and termination fee. The Sierra Special Committee and MCC Special Committee then met separately with their respective advisors. The Sierra Special Committee proposed the following: (1) an exchange ratio of 0.70, (2) a 60-day go-shop opportunity that was reciprocal for Sierra and MCC, and (3) an expense reimbursement fee that was capped at $4 million in lieu of a termination fee. The Sierra Special Committee indicated that Sierra would not agree to assume MCC’s liability arising from litigation.

On May 31, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee discussed with the representatives of Broadhaven and S&W potential terms of a revised proposal for MCC. After discussion, the representatives of S&W agreed to memorialize the discussion in a term sheet and circulate that term sheet to the Sierra Special Committee. Subsequent to the meeting, S&W circulated a draft term sheet to the Sierra Special Committee. A revised draft term sheet was circulated that reflected comments from the Sierra Special Committee.

On June 5, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Sierra Special Committee discussed the potential insurance coverage available to MCC and the impact that coverage might have on the price Sierra pays for MCC. It was noted that MCC had a total of $30 million in insurance coverage and that a portion of it would remain assuming coverage for MCC’s legal defense costs. The Broadhaven representatives discussed the possibility of establishing a range for the Sierra/MCC exchange ratio range between 0.68 and 0.70 that varied depending on the amount of legal expenses incurred by MCC. The S&W representatives agreed to speak with insurance counsel for Sierra, MCC and MDLY to understand the scope of what could be covered by insurance. The Sierra Special Committee also discussed with the representatives of Broadhaven and S&W the possibility of seeking an expense reimbursement up to $4 million in the event MCC accepted a superior proposal during the go-shop period. The Broadhaven representatives next discussed the May 18, 2019 counterproposal made by MDLY. After discussion, the Sierra Special Committee agreed to offer an increase in the purchase price for MDLY from $5.38 per share to $5.68 per share, in each case assuming Sierra was valued at NAV, and agree that such price would be reduced to reflect the ultimate financial impact of any potential settlement fund assumed by Sierra, resulting in a proposed net purchase price of $4.21 per share. The Sierra Special Committee’s willingness to accept the financial impact of the Settlement Fund was based on the knowledge that the size of the Settlement Fund was fixed, and that as a result, the amount could be precisely deducted from the consideration to be paid to MDLY Stockholders.  By contrast, MCC’s liability to pay Plaintiff Attorney Fees to counsel in the MCC Stockholder Action was not fixed, as it would depend on the Delaware Court of Chancery’s decision as to an attorneys’ fee award, and whether insurance would cover some or all of the Plaintiff Attorney Fees. Representatives of Broadhaven conveyed such proposal to representatives of Management immediately after the meeting.

On June 7, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The S&W representatives reported that they had a conference call with insurance counsel to Sierra, MCC and MDLY and that they now had a better understanding of plaintiffs’ attorneys fees and how much of that may be covered by insurance. After discussion, the Sierra Special Committee directed the Broadhaven representatives to convey to MCC a proposed exchange ratio of 0.68.

On June 11, 2019, the Sierra Special Committee received a proposal from the MCC Special Committee setting an exchange ratio of 0.70. The Sierra Special Committee rejected that proposal on June 12, 2019.

On June 19, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Management, Broadhaven and S&W. Management conveyed their view on whether the MCC Merger and MDLY Merger should be conditioned on one another. Management discussed their pro forma analysis of MDLY assuming the MCC Merger is not consummated. They indicated that MDLY received approximately $13 million in annual revenues from MCC, which represented 20% of MDLY’s total annual revenues, and that estimated costs savings in the event the MCC’s advisory relationship ended was between $6.9 million and $9.7 million on an annual basis. Management responded to questions from the Sierra Special Committee members and the Broadhaven representatives. Following this discussion, the Management representatives disconnected from the call. The Broadhaven representatives discussed their view of MDLY’s projections. They then discussed their analysis of MDLY at various prices with the MCC advisory relationship and without it. The Broadhaven representatives explained that a MDLY only transaction, assuming costs savings at the low end and at the high end, would be more accretive to NII and ROE than the Proposed Business Combination, but they noted that a MDLY only transaction would be dilutive to NAV. The Broadhaven representatives discussed conversations with representatives of MCC regarding plaintiffs’ attorneys fees. After discussion, the Sierra Special Committee agreed to counter MCC’s latest proposal with a 0.70 exchange ratio if plaintiffs’ attorneys fees were $10 million or less, a 0.69 exchange ratio if plaintiffs’ attorneys fees were between $10 million and $12.5 million and a 0.68 exchange ratio if plaintiffs’ attorneys fees exceeded $12.5 million. The Sierra Special Committee also agreed to seek a $2.5 million expense reimbursement from Medley in the event the MCC Merger is not consummated. The Sierra Special Committee’s determination was based upon its view that the Proposed Business Combination was superior to a MDLY-only merger in light of expected NAV accretion and improvements in scale, so long as the MCC Common Stock could be acquired at a discount to MCC’s NAV to account for the credit issues in MCC’s portfolio, and so long as Sierra’s exposure to MCC’s liability for plaintiffs’ attorneys fees could be limited.

On June 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives provided an update on the negotiations with MCC and MDLY.

On June 28, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven and S&W. The Broadhaven representatives reported that they had received preliminary projected June 30, 2019 results for Sierra and MCC and indicated that they and representatives of Sandler O’Neill had had a call with Management to better understand the projected results. The Broadhaven representatives suggested scheduling a meeting the following week so that Management could discuss the preliminary June 30, 2019 results with the Sierra Special Committee. The Broadhaven representatives then disconnected from the call. The Sierra Special Committee discussed corporate governance matters with the S&W representatives and agreed to schedule a meeting with representatives of Medley to discuss various corporate governance matters.

On July 3, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Management, Broadhaven and S&W. Management reviewed with the Sierra Special Committee certain investments that were forecast to contribute to an approximately 6% to 7% decline in MCC’s NAV as of June 30, 2019. Management also discussed the impact of the renegotiation of the Israeli bonds owned by MCC. Management then disconnected from the call. The Broadhaven representatives reviewed their analysis of the impact of the preliminary June 30, 2019 results on the MCC exchange ratio. They said that the relative decline in NAV at MCC suggested that the price for MCC should be lowered by 2 points. After discussion, the Sierra Special Committee instructed Broadhaven to convey to MCC a reduction in the range of exchange ratio from 0.68 – 0.70 to 0.66 – 0.68. Then, representatives of Management and Eversheds Sutherland joined the call. They reviewed the amended terms of the MCC Israeli bond indentures.

On July 10, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives provided an overview of the revised transaction and reviewed the terms of the latest proposals made to MCC and MDLY by Sierra. They indicated that Sierra and MCC were close with respect to the exchange ratio while MCC still wanted its version of the go-shop provision. Representatives of Broadhaven discussed the impact of the MCC settlement liability on the purchase price for MDLY. They noted that there was a $0.70 differential in the consideration that MDLY Public Stockholders would receive in comparison to the holders of Medley LLC Units. The representatives of Broadhaven reviewed the rationale for the Proposed Business Combination, noting that most of the benefits would remain even if the MCC Merger was not consummated. They next discussed their analysis of the Proposed Business Combination and their analysis of the MDLY Merger, noting that both were accretive to 2020E NII and 2020E ROE. The Broadhaven representatives then discussed the performance of each of Sierra, MCC and MDLY since June 30, 2018. The Broadhaven representatives reviewed their analysis of Sierra at various prices, noting that Sierra was assumed, for purposes of this analysis, to trade at 70% of NAV. They then reviewed the components of the purchase price for MDLY. The Broadhaven representatives reviewed their analysis of MDLY at various prices. They noted that merger and acquisition comparables suggested a range of 6.0x to 7.0x revenue. The Broadhaven representatives indicated that the Proposed Business Combination was accretive to both 2020E NII and 2020E ROE, but dilutive to NAV at March 31, 2019.

The Broadhaven representatives then reviewed their analysis of the MDLY Merger. They noted that estimated cost savings were generally attributable to a reduction in personnel and reduced real estate costs, resulting in annual savings between $6.9 million and $9.7 million. The Broadhaven representatives reviewed their analysis of MDLY at various prices. The Broadhaven representatives indicated that the MDLY Merger was accretive to both 2020E NII and 2020E ROE, but dilutive to NAV at March 31, 2019.

The representatives of Broadhaven reviewed their fairness opinion. They noted that their conclusions were not substantially different from conclusions that they had reached in connection with their opinion they issued in August 2018. They indicated that the total consideration to be paid by Sierra was fair, from a financial point of view, to Sierra Stockholders.

The Sierra Special Committee discussed next steps with the representatives of Broadhaven and S&W. The S&W representatives reviewed the go-shop provision and termination fee.

On July 12, 2019, representatives of S&W discussed the Amended MCC Merger Agreement with representatives of Kramer Levin. The Kramer Levin representatives indicated that MCC did not want the go-shop provision to include a right for Sierra to match any offer made to MCC or for MCC to provide disclosure to Sierra regarding any proposals received by MCC.

On July 21, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Special Committee members under the MGCL, including how the standard of conduct applies to the actions of the Sierra Special Committee when considering the Mergers. The Broadhaven representatives provided an update on the status of the negotiations with MCC and MDLY and the items that remained to be resolved. The S&W representatives reviewed certain terms in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The S&W representatives then reviewed the current litigation related to the Proposed Business Combination.

On July 24, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. The Broadhaven representatives indicated that they needed time to assess the impact, if any, of the grant of annual compensation related restricted stock units subsequent to March 31, 2019. The Broadhaven representatives then disconnected from the call.

On July 28, 2019, the Sierra Special Committee held a telephonic meeting with representatives of Broadhaven, M&S and S&W. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Special Committee members under the MGCL, including how the standard of conduct applies to the actions of the Sierra Special Committee when considering the Mergers. Representatives of S&W reviewed the Amended MCC Merger Agreement and Amended MDLY Merger Agreement with the Sierra Special Committee, highlighting certain differences in the terms from those in the versions of the agreements approved in August 2018. The Broadhaven representatives directed the Sierra Special Committee to their analysis and fairness opinion. The Broadhaven representatives explained that both documents were substantially similar to the versions previously presented to the Sierra Special Committee and reviewed the documents with the Sierra Special Committee. The S&W representatives reminded the Sierra Special Committee that the MDLY Merger was subject to the SEC’s going-private rules because the consideration to be paid to MDLY Stockholders included both cash and stock. They discussed the Sierra Special Committee’s responsibilities under the SEC’s going-private rule in connection with its consideration of the MDLY Merger.

After discussion, the Sierra Special Committee determined to approve Sierra’s participation in the MCC Merger and the MDLY Merger; the terms of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; and the terms of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; and recommend that the Sierra Board approve the same, declare the Mergers advisable and recommend the Mergers to the Sierra Stockholders. In approving each of the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the potential benefits and potential risks that might result from the consummation of each of the MCC Merger and the MDLY Merger, recognizing that there was no guarantee that the anticipated benefits would be realized.

Immediately following the Sierra Special Committee meeting, the Sierra Board held a special telephonic meeting, with all members of the Board present. Representatives of Management, Eversheds Sutherland, Broadhaven, M&S and S&W also participated in the meeting. The Chair of the Sierra Special Committee reported to the Sierra Board that representatives of Broadhaven had presented their final analysis of each of the MCC Merger and the MDLY Merger and their fairness opinion to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the total consideration to be provided for each share of MCC Common Stock and each share of MDLY Common Stock is fair to the holders of Sierra common stock (other than Medley Advisors and its affiliates) from a financial point of view, and that representatives of S&W had reviewed the Amended MCC Merger Agreement and Amended MDLY Merger Agreement for the MCC Merger and MDLY Merger, respectively. The Chair of the Special Committee reported that based on the numerous meetings of the Sierra Special Committee and the advice of the representatives of Broadhaven, M&S and S&W, the Sierra Special Committee had approved, and recommended that the Sierra Board approve, each of the MCC Merger and the MDLY Merger, the Amended MCC Merger Agreement, and the Amended MDLY Merger Agreement. A representative of M&S reviewed the standard of conduct governing the actions of the Sierra Board under the MGCL, including how the standard of conduct applied to the actions of the Sierra Board following the recommendations of the Sierra Special Committee and when considering the Mergers. After discussion, and on the basis of the Sierra Special Committee’s recommendation, the Sierra Board unanimously approved Sierra’s participation in each of the MCC Merger and the MDLY Merger; approved the terms of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger; approved the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger; declared the Mergers advisable; resolved to recommend the Mergers to the Sierra Stockholders; and approved the submission of each of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, and Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, to the Sierra Stockholders.

In connection with its consideration of the MCC Merger and the MDLY Merger, while the Sierra Special Committee considered both mergers together, it considered the merits of each merger separately.  In that regard, the Sierra Special Committee and Broadhaven analyzed the value of each of MDLY and MCC separately, except insofar as the value of MDLY was impacted by the MCC advisory contract.

iv.	Summary of Financial Presentation by Broadhaven, dated July 28, 2019, to the Sierra Special Committee

On July 28, 2019, Broadhaven rendered its oral opinion, which was subsequently confirmed in writing by delivery of the opinion, to the Sierra Special Committee to the effect that, as of that date and based upon and subject to the assumptions made, procedures followed, matters considered and qualifications and limitations on the scope of review undertaken by Broadhaven as set forth in its opinion, (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the total consideration to be paid and issued by Sierra in the Mergers, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by Sierra in the MDLY Merger, considered as a whole and not in separate parts, is fair to Sierra from a financial point of view.

In arriving at its opinion, Broadhaven, among other things, reviewed certain audited and unaudited financial information, and other business and operating data, regarding Sierra, MCC and MDLY; reviewed certain financial projections relating to MCC prepared by Management (the “MCC Projections”); reviewed certain financial projections relating to MDLY prepared by Management (the “MDLY Projections”); reviewed certain financial projections relating to Sierra prepared by Management (the “Sierra Projections”); discussed the past and current business, operations, financial condition and prospects of each of MCC, MDLY and Sierra; reviewed the recent stock price performance and trading activity of the MDLY Class A Common Stock, and the financial performance of MDLY; reviewed the recent stock price performance and trading activity of the MCC Common Stock, and the financial performance of MCC, and a comparison with that of certain other comparable publicly traded companies; reviewed the anticipated pro forma impact of the transactions on Sierra’s net investment income, net asset value and financial ratios; reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;  reviewed the Tax Receivable Agreement and the proposed treatment of the Tax Receivable Agreement under the Amended MCC Merger Agreement and Amended MDLY Merger Agreement; reviewed the Settlement that provides for payment of $17 million in Settlement Cash and issuance of the Settlement Shares with a value of $30 million, calculated as provided in the Settlement, to the Settlement Fund if the MCC Merger is consummated; reviewed drafts of the Amended MCC Merger Agreement and Amended MDLY Merger Agreement, each dated July 26, 2019, and certain related documents; and performed such other analyses and considered such other factors as Broadhaven has deemed appropriate.

In reaching its opinion, Broadhaven assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to it by Sierra, MCC or MDLY. Broadhaven further assumed that the final executed Amended MCC Merger Agreement and Amended MDLY Merger Agreement would not differ in any respect material to its analysis or its opinion from the draft Amended MCC Merger Agreement and Amended MDLY Merger Agreement Broadhaven reviewed; the MCC Projections and the MDLY Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management of the future financial performance of each of MCC and MDLY on a standalone basis, respectively; the Sierra Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of Management of the future financial performance of Sierra on a standalone basis, following the acquisition of MDLY only and following the acquisition of both MCC and MDLY, respectively; the Mergers will be consummated in accordance with the terms set forth in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement without any waiver, amendment or delay of any terms or conditions in any manner that would be material to Broadhaven’s opinion; the revenues and earnings projected in the Sierra Projections (and, following the Mergers, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to Broadhaven’s analysis; the Mergers will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) other than the Settlement Amount and those provided for in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement, and that (1) the total consideration payable by Sierra pursuant to the MDLY Merger was negotiated to reflect a reduction equal to the Settlement Amount and (2) the assumption or other acquisition of liabilities provided for in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement (other than the Settlement Amount) would not have a material impact on the value of Sierra; the rate of taxation applied to certain earnings of Sierra included in the Sierra Projections and the rate of taxation applicable to MDLY included in the MDLY Projections will be experienced as projected following consummation of the Mergers; In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Mergers, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Mergers; the representations and warranties of Sierra, MCC and MDLY contained in the Amended MCC Merger Agreement and Amended MDLY Merger Agreement are accurate and complete in all respects material to Broadhaven’s analysis; and the MCC Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Code.

Broadhaven further advised the Sierra Special Committee of the following several important factors and assumptions that underlie its opinion. First, were the shares of Sierra Common Stock to be listed and traded on a national securities exchange, such shares would trade at a substantial discount to Sierra’s net asset value. Second, Sierra and its affiliates (including MDLY), pro forma for the Mergers, would, absent the tax relief afforded by the cancellation of and transfer of benefits under the Tax Receivable Agreement, pay taxes in the full amounts and at the times projected by Management and that the taxes resulting from the results of operations of MDLY in each year in which tax benefits are available under the Tax Receivable Agreement would be in excess of the tax benefits afforded by the Tax Receivable Agreement. Third, following its acquisition by Sierra, MDLY will be treated as a portfolio investment of Sierra for accounting purposes and that MDLY’s financial results will not be consolidated into the financial statements of Sierra. Fourth, the SEC will grant exemptive relief requested by Sierra, MDLY, MCC and certain of their subsidiaries pursuant to an application initially filed on November 6, 2018 (as amended and restated on December 21, 2018, February 7, 2019 and February 15, 2019), without qualification or modification with respect to the Mergers and if the MCC Merger is not consummated concurrently with the MDLY Merger, the SEC will grant substantially similar exemptive relief with respect to the MDLY Merger. Fifth, (i) the Settlement will be approved without amendment or modification in any material respect, (ii) the Settlement Amount will not exceed $47 million, (iii) neither the Settlement, the Delaware Court of Chancery, nor any other court or regulatory body will impose any obligations on any of Sierra, MCC or MDLY in connection with the Mergers, (iv) the legal fees and expenses of the Plaintiffs have not exceeded, and will not exceed, $15 million and will be covered all or in substantial part by applicable insurance, and all other defense fees and costs in connection with the MCC Stockholder Action will be covered by insurance.

Broadhaven has not made any independent valuation or appraisal of Sierra, MCC, MDLY or their respective assets or liabilities, Broadhaven has not relied upon any such valuations or appraisals furnished to it, and its opinion does not constitute or imply any particular valuation of Sierra. In arriving at its opinion, Broadhaven has not conducted a physical inspection of Sierra, MCC, MDLY or their respective assets. Broadhaven’s opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Broadhaven as of, the date of its opinion.

The following is a brief summary of the material financial analyses performed by Broadhaven in connection with the preparation of its opinion to the Sierra Special Committee in Appendix B attached hereto. Assessing any portion of such analyses and of the factors reviewed, without considering all analyses and factors described in Appendix B, could create a misleading or incomplete view of Broadhaven’s analysis.

Financial Analysis of Sierra and MCC

Comparison of Sierra and MCC.    Broadhaven noted the meaningful similarities between the MCC loan portfolio and the Sierra loan portfolio. In particular, 37% of Sierra’s portfolio was comprised of borrowers which were also represented in the MCC portfolio. In addition, Broadhaven noted that MCC and Sierra shared the same external portfolio manager (MDLY) and had a similar investment strategy. Broadhaven conducted analysis of MCC’s trading levels relative to its NAV over time and noted that MCC traded at a price to NAV of 46% as of July 26, 2019.

Comparable Public Companies Analysis. Broadhaven considered certain financial data of selected internally-managed and externally-managed BDCs with publicly traded equity securities. The financial data included, among other things stock price as a multiple of NAV per share (“P/NAV”); stock price as a multiple of 2020 projected earnings per share (“P/Earnings”); and dividend yield based on most recent quarterly dividend (“MRQ Dividend Yield”).

The selected internally-managed BDCs were Main Street Capital Corporation, Hercules Capital, Inc. and Capital Southwest Corporation.

The selected externally-managed BDCs were Ares Capital Corporation, FS KKR Capital Corporation, Prospect Capital Corporation, TPG Specialty Lending, Inc.,  Golub Capital BDC, Inc., New Mountain Finance Corporation, Apollo Investment Corporation, TCG BDC, Inc., Solar Capital Ltd., Goldman Sachs BDC, Inc., BlackRock TCP Capital Corp., Oaktree Specialty Lending Corporation, Barings BDC, Inc., PennantPark Floating Rate Capital Ltd., PennantPark Investment Corporation, BlackRock Capital Investment Corporation, Gladstone Investment Corporation, Fidus Investment Corporation, TriplePoint Venture Growth BDC Corp., Oxford Square Capital Corp., WhiteHorse Finance, Inc., Solar Senior Capital Ltd., Stellus Capital Investment Corporation,  Gladstone Capital Corporation,  Monroe Capital Corporation, Oaktree Strategic Income Corporation, THL Credit, Inc., Medley Capital Corporation, Saratoga Investment Corp., MVC Capital, Inc., Horizon Technology Finance Corporation, OFS Capital Corporation, Capitala Finance Corp., Garrison Capital Inc. and Portman Ridge Finance Corporation.

Broadhaven advised the Sierra Special Committee that no company utilized in the comparable public company analysis is directly comparable to Sierra or MCC. In evaluating the selected companies, Broadhaven made judgments and assumptions with regard to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra or MCC, such as the impact of competition on the businesses of Sierra or MCC and on the middle-market lending industry generally, industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra or MCC or the industry or in the financial markets in general, which could affect the public trading value of the companies selected for comparison.

Selected Precedent Transactions Analysis.    Broadhaven reviewed the purchase prices paid in twelve publicly announced selected transactions based on publicly available information and calculated the purchase price to the-most-recent-quarter NAV ratio (“Price/MRQ NAV’), the purchase price to the last-twelve-month NII ratio (“Price/LTM NII’) and the purchase price to the next-twelve-month NII ratio (“Price/NTM NII’), respectively.

Based on the results of this analysis, the financial analysis of Sierra discussed above, and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven noted that the MCC Exchange Ratio resulted in (a) per share purchase price to MCC Stockholders of $3.42, at a Price/MRQ NAV of 75% and an exchange ratio of 0.680x, (b) a per share purchase price to MCC Stockholders of $3.32, at a Price/MRQ NAV of 75% and an exchange ratio of 0.660x, (c) a per share purchase price to MCC Stockholders of $3.19 at a Price/MRQ NAV of 70% and an exchange ratio of 0.680x and (d) a per share purchase price to MCC Stockholders of $3.10 at a Price/MRQ NAV of 70% and an exchange ratio of 0.660x.

BDC Regression Analysis.    Broadhaven compared Sierra’s return on equity for fiscal year 2020 as derived from the Sierra Projections (“SIC 2020 ROE”) with the relationship between 2020 ROEs and current price/NAV trading levels for internally-managed and externally-managed BDCs. SIC 2020 ROE of 7.2%, implied a trading price per share equal to 66% of Sierra’s NAV based on such regression analysis.

Illustrative Sierra Analysis at Various Prices.    Broadhaven reviewed Sierra’s 2020 net earnings per share of $0.49 as provided in the Sierra Projections and noted that, based on the mean multiple of 9.6X of forecasted 2020 net earnings per share for publicly traded externally managed BDCs, Sierra would be valued in the public market at between 60% and 70% of its NAV. Broadhaven also reviewed Sierra’s 2020 run-rate dividend of $0.44 as provided in the Sierra Projections and noted that, based on the mean dividend yield of 9.9% for publicly traded externally managed BDCs as of July 26, 2019, Sierra would be valued in the public market at between 60% and 70% of its NAV.

Based on the results of the above analyses and other factors that Broadhaven considered appropriate in its professional judgment, Broadhaven applied a P/NAV of 70% to 75% to Sierra’s NAV per share as of July 26, 2019, which resulted in an implied equity value per share of Sierra Common Stock of $4.70 to $5.03.

Financial Analysis of MDLY

With respect to MDLY, Broadhaven performed the following analyses:

Discounted Cash Flow Analysis.

(a)	Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven performed a discounted cash flow analysis of MDLY by calculating the estimated present value (as of December 31, 2019) of the unlevered, after-tax free cash flows that MDLY was forecasted to generate based on the MDLY Projections. Broadhaven calculated the implied terminal value of MDLY by applying a selected range of enterprise value/EBITDA multiples of 6x to 10x, to MDLY’s projected EBITDA for the fiscal year 2024. The present value (as of December 31, 2019) of MDLY’s cash flows and terminal values were then calculated using a selected range of discount rates from 10% to 18% derived from a weighted average cost of capital calculation. This analysis indicated the approximate implied per share equity value reference range for MDLY of $7.87 to $18.24, as compared to an implied value of MDLY Merger Consideration per share of $4.77 (assuming Sierra Common Stock is valued at 70% of per share NAV before giving effect to the net present value of the tax assets under the Tax Receivable Agreement).

In addition, assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven performed an analysis of the net present value of the tax assets under the Tax Receivable Agreement in a manner similar to the discounted cash flow analysis described in the paragraph above, which resulted in a net present value range of $0.80 to $1.23 per share, and a midpoint net present value of $0.98, based on a 12.0% discount rate. Taking into account the midpoint of the range of values ascribed to the Tax Receivable Agreement implied a value of MDLY Merger Consideration per share of $3.79 (assuming Sierra Common Stock is valued at 70% of per share NAV) after giving effect to the net present value of the tax assets under the Tax Receivable Agreement. Broadhaven estimated the net present value of the Tax Receivable Agreement to range from $28.2 million to $43.3 million, depending on a range of discount rates between 8% and 16%, and that the per share value would range from $0.80 and $1.23 per share of MDLY Common Stock, with a midpoint of $0.98 per share of MDLY Common Stock, if the Proposed Business Combination was consummated.

(b)	Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven performed a discounted cash flow analysis of MDLY by calculating the estimated present value (as of December 31, 2019) of the unlevered, after-tax free cash flows that MDLY was forecasted to generate based on the MDLY Projections. Broadhaven calculated the implied terminal value of MDLY by applying a selected range of enterprise value/EBITDA multiples of 6x to 10x, to MDLY’s projected EBITDA for the fiscal year 2024. The present value (as of December 31, 2019) of MDLY’s cash flows and terminal values were then calculated using a selected range of discount rates from 10% to 18% derived from a weighted average cost of capital calculation. This analysis indicated the approximate implied per share equity value reference range for MDLY of $5.36 to $13.16, as compared to an implied value of MDLY Merger Consideration per share of $3.69 (assuming Sierra Common Stock is valued at 70% of per share NAV) before giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

In addition, assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven performed an analysis of the net present value of the tax assets under the Tax Receivable Agreement in a manner similar to the discounted cash flow analysis described in the paragraph above, which resulted in a net present value of $0.95, based on a 12.0% discount rate. Taking into account the midpoint of the range of values ascribed to the Tax Receivable Agreement implied a value of MDLY Merger Consideration per share of $2.74 (assuming Sierra Common Stock is valued at 70% of per share NAV) after giving effect to the net present value of the tax assets under the Tax Receivable Agreement.

Selected Precedent Transactions Analysis.    Broadhaven also reviewed the purchase prices paid in 6 publicly announced selected transactions based on publicly available information, representing all comparable transactions since July 2016, and calculated the respective enterprise value to EBITDA ratios. This analysis, as set forth below, indicated a range of enterprise value to pro form EBITDA ratio of 11.9x to 13.6x and a range of enterprise value to step-up adjusted EBITDA ratio of 10.1x to 12.3x. The targets’ assets under management ranged from $300 million to $26.2 billion.

			Firm Value to:
Date	Target	Acquirer	Pro Forma Revenue(4)	Step Up Adj. Revenue(5)	Pro Forma EBITDA(6)	Step Up Adj. EBITDA(5)
Dec-18	KCAP(1)	BC Partners	6.0x	5.1x	11.9x	10.1x
Oct-18	Benefit Street Partners(2)	Franklin Resources Inc.	6.8	6.2	13.6	12.3
Apr-18	Tennenbaum Capital Partners	BlackRock	N/A	N/A	N/A	N/A
Apr-18	TCAP Internally Managed Advisor(1)	Barings	6.2	5.2	12.4	10.5
Jul-17	Fifth Street Asset Management(3)	Oaktree Capital Management	6.0	5.1	11.9	10.1
Jul-16	BDCA Advisors	Benefit Street Partners	N/A	N/A	N/A	N/A
Mean			6.2x	5.4x	12.4x	10.8x
Median			6.1	5.2	12.1	10.3

(1)	Assumes no incentive fees.
(2)	Firm value calculated by assuming upfront consideration is 50% of total consideration; NPV of the earnout calculated assuming equal payments of the remaining consideration over 6 years.
(3)	Pro forma revenue includes most recent quarter annualized incentive fees from FSC and FSFR.
(4)	Pro forma revenue is calculated based on the gross assets and new management fee rates at announcement.
(5)	The step-up adjusted revenue multiples and step-up adjusted EBITDA multiples are calculated based on reducing the purchase price by the net present value of the basis step-up, assuming zero starting basis, 33% tax rate, 12% discount rate and a 15-year amortization period.
(6)	Pro forma EBITDA assumes 50% EBITDA margin.

No company or transaction utilized in the precedent transaction analysis is identical to Sierra or MDLY or directly comparable to the proposed MDLY Merger involving Sierra and MDLY. In evaluating the selected precedent transactions, Broadhaven made judgments and assumptions with regard to the BDC industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of Sierra and MDLY, such as the impact of competition on the business of Sierra and/or MDLY or the BDC industry generally, the BDC industry growth and the absence of any material adverse change in the financial condition and prospects of Sierra and/or MDLY or the BDC industry or in the financial markets in general, which could affect the public trading value of the companies and the value of the transactions selected for comparison. Additionally, mathematical analysis (such as determining the average or median) is not in itself a meaningful method of using selected transaction data.

(a)	Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, based on the results of this analysis and other factors that Broadhaven considered appropriate in professional judgment, Broadhaven applied a firm value to EBITDA ratio of 12.0x – 14.0x to MDLY’s 2019 first quarter EBITDA on an annualized basis, EBITDA for the fiscal year 2019 as provided in the MDLY Projections and EBITDA for the fiscal year 2020 as provided in the MDLY Projections, which resulted in an implied MDLY purchase price range of $4.18 to $5.36 per share, $6.45 to $8.01 per share, and $8.89 to $20.86 per share, respectively, or, after taking into account an assumed additional $3 million of normalized management compensation, $3.16 to $4.17, $5.42 to $6.81, and $7.87 to $9.67 per share, respectively.

In addition, Broadhaven conducted a downside sensitivity analysis to MDLY’s EBITDA over the projection period provided in the MDLY Projections. Broadhaven assumed a 10% to 50% reduction in MDLY’s revenue growth and 2% to 10% reduction in MDLY’s EBITDA margin. The downside sensitivity implied a MDLY purchase price range of $4.44 to $10.42 per share based on the discounted cash flows analysis.

(b)	Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven applied a firm value to EBITDA ratio of 12.0x – 14.0x to MDLY’s 2019 first quarter EBITDA on an annualized basis, EBITDA for the fiscal year 2019 as provided in the MDLY Projections and EBITDA for the fiscal year 2020 as provided in the MDLY Projections, which resulted in an implied MDLY purchase price range of $2.34 to $3.21 per share, $4.50 to $5.74 per share, and $7.29 to $8.99 per share, respectively, or, after taking into account an assumed additional $3 million of normalized management compensation, $1.31 to $2.02, $3.48 to $4.54, and $6.27 to $7.79 per share, respectively.

In addition, Broadhaven conducted a downside sensitivity analysis to MDLY’s EBITDA over the projection period provided in the MDLY Projections. Broadhaven assumed a 10% to 50% reduction in MDLY’s revenue growth and 2% to 10% reduction in MDLY’s EBITDA margin. The downside sensitivity implied a MDLY purchase price range of $2.88 to $7.33 per share based on the discounted cash flows analysis.

Pro Forma Value Creation Analysis

(a)	Analysis Assuming Consummation of both MCC Merger and MDLY Merger

Assuming that the MCC Merger is consummated concurrently with the MDLY Merger, Broadhaven also considered the potential value creation of the Mergers for the pre-merger Sierra Stockholders based on a comparison of (i) the net investment income per share and operating return on equity, respectively, implied for Sierra on a standalone basis for the fiscal year 2020 as derived from the Sierra Projections and (ii) the net investment income per share and operating return on equity, respectively, implied for the potential pro forma Combined Company (after the completion of both Mergers) for the fiscal year 2020 as derived from the Sierra Projections, the MCC Projections and MDLY Projections. Broadhaven also compared (1) the per share NAV of Sierra on a standalone basis as of March 31, 2019 and (2) the per share NAV of the potential pro forma Combined Company as of March 31, 2019. This analysis indicated that the NII per share, operating ROE and the per share NAV were each greater for the pro forma Combined Company than for Sierra on a standalone basis, in each case, as set forth below.

	2020 Net Investment Income	2020 Operating Return on Equity	Net Asset Value
Standalone Sierra	$49.7 million	7.2%	$667.4 million
Pro Forma Combined Company(1)	$88.6 million	8.7%	$1,014.1 million
Accretion (Dilution)	18.1%(2)	1.56 bps	0.3%(2)

(1)	Based on an exchange ratio for MCC of 0.66x.
(2)	On a per share basis (taking into account the additional Sierra Common Stock to be issued pursuant to both Mergers).

(b)	Analysis Assuming Consummation of MDLY Merger Only

Assuming that the MCC Merger is not consummated concurrently with the MDLY Merger, Broadhaven also considered the potential value creation of the MDLY Merger for the pre-merger Sierra Stockholders based on a comparison of (i) the net investment income per share and operating return on equity, respectively, implied for Sierra on a standalone basis for the fiscal year 2020 as derived from the Sierra Projections and (ii) the net investment income per share and operating return on equity, respectively, implied for the potential pro forma combined company (after the completion of the MDLY Merger only) for the fiscal year 2020 as derived from the Sierra Projections and the MDLY Projections. Broadhaven also compared (1) the per share NAV of Sierra on a standalone basis as of March 31, 2019, and (2) the per share NAV of the potential pro forma Combined Company as of March 31, 2019, in each case assuming $6.9 million of cost savings on the low end and $9.7 million of cost savings on the high end. This analysis indicated that the NII per share and operating ROE were each greater for the pro forma combined company (after the consummation of the MDLY Merger only) than for Sierra on a standalone basis. Broadhaven noted that the MCC Merger alone is dilutive to Sierra on a NAV per share basis.

	2020 Net Investment Income (low end)	2020 Net Investment Income (high end)	2020 Operating Return on Equity (low end)	2020 Operating Return on Equity (high end)	Net Asset Value
Standalone Sierra	$49.7 million	$49.7 million	7.2%	7.2%	$667.4 million
Pro Forma Combined Company	$60.3 million	$62.2 million	8.1%	8.4%	$735.0 million
Accretion (Dilution)	8.8%(1)	12.2%(1)	0.94 bps	1.20 bps	(0.7)%(1)

(1)	On a per share basis (taking into account the additional Sierra Common Stock to be issued pursuant to the MDLY Merger).

v.	MCC — Process Undertaken During Phase 2

On March 22, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee considered the supplemental engagement of Sandler O’Neill as financial advisor to assist the MCC Special Committee in its consideration of any amendment to the MCC Merger Agreement, as well as its consideration of whether any alternative proposed business combinations involving MCC should be pursued. The MCC Special Committee noted that the supplemental engagement would commence if and when a settlement framework was agreed upon in connection with the MCC Stockholder Action. During this meeting, representatives of Kramer Levin also updated the MCC Special Committee on settlement negotiations in connection with the MCC Stockholder Action.

On March 26, 2019, the MCC Special Committee met with representatives of Kramer Levin in attendance to discuss the status of settlement negotiations in connection with the MCC Stockholder Action. Representatives of Kramer Levin reviewed with the MCC Special Committee the terms of a potential settlement agreement, including amending the MCC Merger Agreement to allow for a go-shop process. The MCC Special Committee also discussed its options if the MCC Merger Agreement was terminated, including conducting a go-shop process or pursuing a standalone option.

On April 4, 2019, the MCC Special Committee entered into a supplemental financial advisory engagement letter with Sandler O’Neill.

On April 15, 2019, certain parties in the MCC Stockholder Action entered into the Term Sheet among Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MCC, MCC Advisors, Medley LLC, and Medley Group LLC (together, the “Medley Parties”), on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd. (together, “FrontFour”), on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand.

On April 15, 2019, in connection with the execution of the Term Sheet, David A. Lorber and Lowell W. Robinson were appointed to the MCC Board. In addition, the MCC Board added Messrs. Lorber and Robinson to the MCC Special Committee, with Mr. Lorber serving as Chair of the MCC Special Committee.

On April 18, 2019, representatives of Kramer Levin sent a request on behalf of MCC to representatives of S&W that Sierra consent to the amendments to the MCC Merger Agreement contemplated by the Term Sheet.

On April 23, 2019, the MCC Special Committee met with representatives of Kramer Levin in attendance to discuss a letter sent to representatives of Kramer Levin from representatives of S&W on April 23, 2019, which communicated the Sierra Special Committee’s declination to consent to the amendments to the MCC Merger Agreement contemplated by the Term Sheet.

The MCC Special Committee then held a telephonic meeting on May 6, 2019 with representatives of Kramer Levin in attendance during which the MCC Special Committee discussed the retention of an additional financial advisor for the purposes of advising the MCC Special Committee on a potential go-shop of MCC should the MCC Merger Agreement be amended to permit a go-shop process. The MCC Special Committee considered three potential financial advisors, including Houlihan Lokey. The MCC Special Committee evaluated each firm’s qualifications to run a go-shop process for MCC. The MCC Special Committee also assessed whether Houlihan Lokey had any conflicts that would disable it from rendering independent advice to the Special Committee.

On May 9, 2019, the MCC Special Committee met with representatives of Sandler O’Neill, Houlihan Lokey and Kramer Levin in attendance. At the direction of the MCC Special Committee, representatives of Sandler O’Neill discussed the information it had reviewed on each of MCC, Sierra and MDLY, including an updated financial review of each company, additional business information on MDLY and preliminary updated pro-forma information for the Combined Company. The MCC Special Committee also held discussions with Houlihan Lokey regarding Houlihan Lokey’s potential engagement as an additional financial advisor for the purposes of advising the MCC Special Committee on a potential go-shop of MCC should the MCC Merger Agreement be amended to contemplate this or be terminated. The MCC Special Committee evaluated Houlihan Lokey’s experience and qualifications, particularly in the BDC market. The MCC Special Committee also continued to assess whether Houlihan Lokey had conflicts that should disqualify it from rendering independent advice to the Special Committee.

On May 15, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance, at which the MCC Special Committee, with the assistance of Sandler O’Neill and Kramer Levin, reviewed a proposal from the Sierra Special Committee regarding proposed amendments to the MCC Merger Agreement (the “Initial Proposal”). The Initial Proposal provided for a stock-for-stock merger in which MCC Stockholders would receive Sierra Common Stock in exchange for their existing shares of MCC Common Stock using a proposed exchange ratio of 0.65 shares of Sierra Common Stock for each share of MCC Common Stock. The Initial Proposal also provided for a 30 day go-shop period for each of Sierra and MCC with a $6 million termination fee if the go-shop yielded a new deal. Sandler O’Neill discussed with the MCC Special Committee the financial aspects of the Initial Proposal. The MCC Special Committee considered the potential dilution of NAV per share of MCC Common Stock and potential accretion to NII per share from the Initial Proposal. The MCC Special Committee also considered the impact that the Settlement Amount would have on NAV and NII per share and the potential discount to NAV at which the Combined Company would likely trade.

On May 15, 2019, representatives of Broadhaven shared with Sandler O’Neill a NAV roll-forward reconciliation showing NAV data of Sierra and MCC as of June 30, 2018 and March 31, 2019, together with adjustments to March 31, 2019 NAV, and also showing estimated potential NAV data of Sierra and MCC as of June 30, 2019 based on downside credit risk assumptions provided by Management.

On May 17, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance, to further discuss the Initial Proposal. The MCC Special Committee considered, among other things, the potential financial impact of the Initial Proposal on MCC and the terms surrounding the go-shop process and determined to reject the Initial Proposal, noting, in particular, that the Initial Proposal contemplated a $6 million termination fee if the go-shop yielded a new deal. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee based on the financial terms of the MCC Merger Agreement, including a proposed exchange ratio of 0.805, as an initial framework for discussions between the MCC and Sierra Special Committees (the “Counter-Proposal”).

On May 21, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Sierra Special Committee’s response to the Counter-Proposal. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that the Sierra Special Committee had rejected the Counter-Proposal, but did not provide a counter-proposal. Sandler O’Neill reviewed with the MCC Special Committee additional information regarding MDLY.

On May 22, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to consider the termination of the MCC Merger Agreement given that the Sierra Special Committee had rejected the Counter-Proposal and had not provided an additional counter-proposal. The MCC Special Committee requested that if the MCC Special Committee did not receive an update from the Sierra Special Committee within the next day, Sandler O’Neill convey a message to Broadhaven that unless the MCC Special Committee receives a more detailed proposal regarding amendments to the MCC Merger Agreement, including a date for a meeting between the special committees or their respective advisors, the MCC Special Committee would focus its attention on pursuing alternative strategic or standalone options (the “MCC Special Committee Request”).

On May 27, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Sierra Special Committee’s response to the MCC Special Committee Request. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that the Sierra Special Committee did not want to meet until the MCC Special Committee had made a specific proposal on the proposed exchange ratio that was less than 0.805. The MCC Special Committee discussed with Sandler O’Neill the financial effects of reducing the proposed exchange ratio to various levels. The MCC Special Committee considered that an exchange ratio of 0.77, even without taking into account the Settlement Amount, would provide greater potential accretion to NAV per share of MCC Common Stock than the previous 0.805 exchange ratio (based on the NAV at the time the MCC Merger Agreement was entered into in August 2018). Sandler O’Neill also reviewed with the MCC Special Committee the implied valuation of MDLY in the proposed MDLY Merger and its potential impact on the value of the consideration to be received under a proposed amended MCC Merger Agreement. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing an exchange ratio of 0.77 to be used as a framework for negotiating key terms of amendments to the MCC Merger Agreement (the “MCC Special Committee Response”).

On May 29, 2019, the MCC Special Committee met telephonically with representatives of Sandler O’Neill and Kramer Levin to review various additional financial data supporting the MCC Special Committee Response and to discuss various other provisions to be negotiated with the Sierra Special Committee, including provisions relating to a go-shop process.

On May 30, 2019, the MCC and Sierra Special Committees held an in-person meeting with representatives of Sandler O’Neill, Broadhaven, Kramer Levin and S&W in attendance to consider the MCC Special Committee Response. The MCC and Sierra Special Committees engaged in extensive discussion regarding the proposed exchange ratio, the terms of a go-shop process and the proposed valuation of MDLY. The MCC and Sierra Special Committee then met separately with their respective advisors. After further discussion, representatives of Broadhaven reported that the Sierra Special Committee proposed an exchange ratio of 0.70, a 60 day go-shop period that was reciprocal for Sierra and MCC and up to $4 million in expense reimbursements in lieu of a termination fee (the “Sierra Response Proposal”). After additional discussion, the MCC and Sierra Special Committees determined to proceed with further negotiations using the Sierra Response Proposal as a framework for discussions.

The MCC Special Committee held telephonic meetings on June 8, 2019 and June 11, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss an update to the Sierra Response Proposal received from the Sierra Special Committee on June 7, 2019 (“Updated Sierra Response Proposal”). The Updated Sierra Response Proposal included a lower exchange ratio of 0.68, due to concerns expressed by the Sierra Special Committee regarding MCC’s potential litigation costs and coverage by insurance, and a 60 day go-shop period with up to $4 million in expense reimbursements if either party accepts a superior proposal during the go-shop period. Sandler O’Neill discussed with the MCC Special Committee financial aspects of the Updated Sierra Response Proposal. On June 11, 2019, the MCC Special Committee determined to reject the Updated Sierra Response Proposal, noting, in particular, that the $4 million expense reimbursement was problematic from MCC’s perspective. The MCC Special Committee requested that Sandler O’Neill provide a counter-proposal to the Sierra Special Committee proposing: (i) an exchange ratio of 0.70 (as previously proposed by Sierra in the Sierra Response Proposal), (ii) a 60 day go-shop period with up to $1 million in expense reimbursements if either party accepts a superior proposal during the go-shop period; and (iii) certain additional changes to the terms of the go-shop period (the “MCC Response Proposal”).

The MCC Special Committee held telephonic meetings on June 12, 2019 and June 13, 2019 with representatives of Sandler O’Neill and Kramer Levin to discuss the Sierra Special Committee’s response to the MCC Response Proposal received on June 12, 2019. Representatives of Sandler O’Neill conveyed to the MCC Special Committee that Broadhaven had reported that the Sierra Special Committee had rejected the MCC Response Proposal and stated that the Updated Sierra Response Proposal was its best and final offer. The MCC Special Committee discussed the terms of the Updated Sierra Response Proposal, including its concern regarding the potential impact of the $4 million expense reimbursement on the fairness and value of the go-shop process. The MCC Special Committee noted that it had rejected the Updated Sierra Response Proposal on June 11, 2019. The MCC Special Committee also discussed its options if the MCC Merger Agreement was terminated, including conducting a go-shop process or pursuing a standalone option. The MCC Special Committee considered that termination of the MCC Merger Agreement would result in foregoing the Settlement Amount. On June 13, 2019, the MCC Special Committee determined to notify the MCC Board that it planned to recommend the termination of the MCC Merger Agreement if the current impasse in negotiations with the Sierra Special Committee continued.

 On June 14, 2019, the MCC Board held a telephonic meeting with representatives of Sandler O’Neill, Kramer Levin, Eversheds Sutherland and MCC management in attendance. MCC management refers to the executive officers of MCC (Brook Taube, Richard T. Allorto, Jr., and John D. Fredericks) and the senior professionals of Medley LLC (including Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., John D. Fredericks and Samuel Anderson). Sandler O’Neill reviewed with the MCC Board the Updated Sierra Response Proposal. The MCC Special Committee discussed its particular concerns with the Updated Sierra Response Proposal, including the proposed go-shop provisions contained in the Proposal and its unwillingness to enter into a transaction that does not provide for a full and fair go-shop process. In particular, the Updated Sierra Response Proposal included a requirement to reimburse the other party’s expenses in an amount up to $4 million if either party accepted a superior offer during the go-shop period.

On June 20, 2019, the MCC Special Committee held a telephonic meeting with members of Sandler O’Neill, Kramer Levin and Ross Aronstam in attendance to consider a revised proposal received from the Sierra Special Committee on June 19, 2019 (the “Second Sierra Proposal”). The Second Sierra Proposal included a proposed exchange ratio of between 0.70 to 0.68 to be calculated based on the attorneys’ fees of plaintiffs’ counsel and litigation expenses paid or incurred by plaintiffs’ counsel or advanced by plaintiffs in connection with the MCC Stockholder Action, a 60 day go-shop period with no termination fee or expense reimbursement if MCC accepts a superior proposal during the go-shop period and certain other terms related to the go-shop process. Sandler O’Neill discussed with the MCC Special Committee various aspects of the Second Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share of MCC Common Stock from the Second Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee discussed MCC’s current significant trading discount to NAV and the deterioration of MCC’s NAV since August 2018. The MCC Special Committee considered expected potential trading values of the common stock of the Combined Company in light of the current NAV discount at which MCC trades. The MCC Special Committee also discussed the implied valuation of MDLY in the proposed MDLY Merger and its impact on the value of the consideration to be received under a proposed amended MCC Merger Agreement. The MCC Special Committee requested that Sandler O’Neill update its analysis regarding the potential financial impact of the various possible valuations of MDLY on the Second Sierra Proposal.

The MCC Special Committee held telephonic meetings on June 21, 2019 and June 24, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to further consider the Second Sierra Proposal. Sandler O’Neill discussed with the MCC Special Committee its updated analysis regarding the potential financial impact of the various possible valuations of MDLY on the Second Sierra Proposal. The MCC Special Committee also discussed various benefits previously considered by the MCC Special Committee associated with merging into a larger company, including potentially greater investment scale and a stronger portfolio with a lower proportion of non-accruing assets and the potential advantage of operating as an “internally-managed” BDC. After additional discussion, the MCC Special Committee determined to proceed with further negotiations with Sierra, using the Second Sierra Proposal as a framework.

On June 25, 2019, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance to consider a revised proposal from the Sierra Special Committee on June 24, 2019 (the “Third Sierra Proposal”). The Third Sierra Proposal contained revised financial terms regarding the proposed amendments to the MDLY Merger Agreement, which impacted the implied valuation of MDLY in the proposed MDLY Merger. Sandler O’Neill reviewed with the MCC Special Committee its financial analysis associated with the Third Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share from the Third Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee also considered expected potential trading values of the common stock of the Combined Company in light of the current NAV discount at which MCC trades, noting the potential accretion in stock value for MCC Stockholders. The MCC Special Committee also discussed the proposed valuation of MDLY pursuant to the Third Sierra Proposal and its impact on the value of the consideration to be received by MCC Stockholders pursuant to the Proposal.

On June 30, 2019, the MCC Special Committee held a telephonic meeting with representatives of Kramer Levin in attendance to discuss the Third Sierra Proposal. The MCC Special Committee observed that the Sierra Special Committee indicated (through communication to Kramer Levin by its counsel) its intention to finalize the Third Sierra Proposal after reviewing MCC’s preliminary second calendar quarter financial projections provided by Management.

On July 8, 2019, the MCC Special Committee held a telephonic meeting with members of Sandler O’Neill and Kramer Levin to consider a revised proposal received from the Sierra Special Committee on July 3, 2019 (the “Fourth Sierra Proposal”), which included a proposed revised exchange ratio of between 0.68 to 0.66 to be calculated based on plaintiffs’ counsel fees (the “Proposed Exchange Ratio”). Sandler O’Neill conveyed to the MCC Special Committee that the proposed exchange ratio had been lowered in the Fourth Sierra Proposal based on the preliminary June 30, 2019 MCC financial projections provided by Management. Sandler O’Neill reviewed with the MCC Special Committee its updated financial analysis reflecting the Fourth Sierra Proposal. The MCC Special Committee considered the potential accretion to NAV per share and NII per share of MCC Common Stock from the Fourth Sierra Proposal (taking into account the Settlement Amount). The MCC Special Committee also discussed expected potential trading values of the common stock of the Combined Company. The MCC Special Committee considered additional proposed terms for a proposed amended MCC Merger Agreement, including the go-shop related provisions. The MCC Special Committee members discussed the importance of providing for an open and fair go-shop process for MCC. The MCC Special Committee requested that Kramer Levin send S&W a revised proposed amended MCC Merger Agreement reflecting the terms discussed.

The MCC Special Committee held telephonic meetings on July 16, 2019 and July 18, 2019 with representatives of Sandler O’Neill and Kramer Levin in attendance to discuss the Fourth Sierra Proposal and the terms of the proposed amended MCC Merger Agreement. Representatives of Kramer Levin conveyed to the MCC Special Committee that representatives of S&W indicated that the Sierra Special Committee stated that the Proposed Exchange Ratio in the Fourth Sierra Proposal was final. Representatives of Kramer Levin summarized the material terms of the proposed amended MCC Merger Agreement and reported on several provisions that Kramer Levin viewed as requiring further negotiation, including provisions relating to the go-shop, funding of the Settlement Amount and a mutual waiver and release. Over this time period, Kramer Levin and S&W engaged in negotiations concerning and exchanged revised drafts of the proposed MCC Merger Agreement.

In determining to agree to the go-shop provision and the waiver of the termination fee and reimbursement of fees under certain circumstances as requested by the MCC Special Committee, the Sierra Special Committee considered, among other things, (1) the likelihood that during the Go-Shop Period MCC would receive a proposal from a third party that was more favorable to the consideration being offered by Sierra, (2) that a MDLY Merger in the absence of the MCC Merger was expected to confer potential benefits on Sierra Stockholders and (3) that Management had agreed to assume certain expenses should the MCC Merger not be consummated. In addition, the Sierra Special Committee determined to permit MCC to solicit interest from third parties, in part, due to the decision issued by the Delaware Court of Chancery, recognizing that allowing MCC to solicit interest from third parties was likely necessary before the Delaware Court of Chancery would allow a stockholder vote on the Mergers to proceed. The Sierra Special Committee, after consulting with its legal and financial advisors, considered a variety of alternatives to the Mergers and determined not to solicit interest from third parties.

On July 19, 2019, the MCC Board held a telephonic meeting with representatives of Kramer Levin, Sandler O’Neil, Eversheds Sutherland and MCC management in attendance. MCC management refers to the executive officers of MCC (Brook Taube, Richard T. Allorto, Jr., and John D. Fredericks) and the senior professionals of Medley LLC (including Brook Taube, Seth Taube, Jeff Tonkel, Richard T. Allorto, Jr., John D. Fredericks and Samuel Anderson). The MCC Special Committee discussed the status of its negotiations with the Sierra Special Committee. Later that day, the MCC Special Committee held a telephonic meeting with representatives of Sandler O’Neill and Kramer Levin in attendance to consider the Fourth Sierra Proposal. The MCC Special Committee discussed the go-shop provisions pursuant to the Fourth Sierra Proposal, including the lack of a termination fee or expense reimbursement if MCC accepts a superior proposal during the go-shop period. The MCC Special Committee considered that the go-shop process contemplated a broad definition of competing proposals, which include third-party proposals to become the primary investment manager of MCC, among other strategic alternative transactions. The MCC Special Committee further considered the financial effects of the Fourth Sierra Proposal, including the Settlement Amount. After further discussion, the MCC Special Committee determined to proceed with further negotiations with Sierra using the Fourth Sierra Proposal as a framework for the definitive agreements among the parties.

Over the next several days, representatives of each of Eversheds Sutherland, Potter Anderson, S&W and Kramer Levin, together with representatives of the MCC Special Committee, the Sierra Special Committee and the MDLY Special Committee, engaged in extensive discussions and negotiations concerning, and exchanged numerous revised drafts of, the proposed amended MCC Merger Agreement and the proposed amended MDLY Merger Agreement. Such discussions and negotiations included the issues that the MCC Special Committee had identified previously as necessitating additional consideration, including provisions relating to the go-shop and the funding of the Settlement Amount.

On July 23, 2019, the MCC Special Committee and the MCC Board held a joint telephonic meeting with members of Sandler O’Neill, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Sandler O’Neill reviewed on a preliminary basis Sandler O’Neill’s financial analyses relating to the Proposed Exchange Ratio and Settlement Amount to be received by the holders of MCC Common Stock in connection with the proposed transaction with Sierra. Representatives of Kramer Levin summarized the material terms of the updated proposed amended MCC Merger Agreement, Settlement and Governance Agreement and the proposed amended MDLY Merger Agreement reflecting the most recent negotiations, and reported on the resolution of various issues during the course of negotiations with Eversheds Sutherland, Potter Anderson and S&W. In addition, representatives of Eversheds Sutherland also discussed the proposed amended MDLY Merger Agreement. Representatives of Kramer Levin updated the MCC Board regarding outstanding issues that remained subject to further negotiations with Sierra. The MCC Board further discussed the potential benefits of the proposed amended MCC Merger Agreement to MCC and the MCC Stockholders (including the go-shop process provided for under the proposed amended MCC Merger Agreement) and also considered various risks/challenges posed by the proposed transaction (as identified below under “Reasons for the Mergers — MCC’s Reasons for the Transactions”).

On July 24, 2019, the MCC Special Committee, and later the MCC Board, met telephonically to consider the most recently updated proposed amended MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters, including the proposed Settlement and Governance Agreement. Sandler O’Neill also updated the MCC Special Committee and the MCC Board on the status of its financial analyses, which had been impacted by a change relating to MDLY’s capitalization reflected in the updated terms of the proposed amended MDLY Merger Agreement. Sandler O’Neill informed the MCC Special Committee and the MCC Board that it did not expect this change would have a material impact on its analyses and that it would provide the MCC Special Committee and the MCC Board with updated financial analyses when available.

On July 28, 2019, the MCC Special Committee met telephonically to consider the most recently updated proposed amended MCC Merger Agreement (reflecting the most recent negotiations), the proposed transactions contemplated therein, including the MCC Merger, and related matters. Representatives of Kramer Levin reviewed with the MCC Special Committee the most recent updated proposed amended MCC Merger Agreement, the proposed amended MDLY Merger Agreement, and the proposed Settlement and Governance Agreement. Representatives of Kramer Levin also reviewed the processes undertaken by the MCC Special Committee in its consideration of the proposed transactions and potential alternatives, and reviewed again the duties of the members of the MCC Special Committee in connection with such consideration. Sandler O’Neill presented its updated financial analyses relating to the MCC Merger Consideration, taken together with the payment of the Settlement Amount. Sandler O’Neill confirmed that the change relating to MDLY’s capitalization reflected in the proposed amended MDLY Merger Agreement did not have a material impact on its analyses. In addition, Sandler O’Neill rendered to the MCC Special Committee its opinion, initially rendered verbally and confirmed by delivery of a written opinion to the MCC Special Committee, dated July 28, 2019, to the effect that as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration taken together with the per share payment of the Settlement Amount (as defined in the proposed amended MCC Merger Agreement), was fair to the holders of shares of MCC Common Stock (other than Sierra, MDLY and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members) from a financial point of view. Following a further discussion of the benefits, risks and challenges of the proposed amended MCC Merger Agreement, the MCC Special Committee determined that the proposed MCC Merger was in the best interests of MCC Stockholders and unanimously recommended that the MCC Board approve the proposed amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger.

Later on July 28, 2019, the MCC Board, including all members of the MCC Special Committee, met telephonically to consider and act on the proposed amended MCC Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters, including the Settlement and the Governance Agreement. The Chair of the MCC Special Committee reported on the MCC Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MCC Special Committee’s recommendation, the MCC Board, including the independent directors, unanimously determined that the amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were advisable and in the best interests of MCC and the MCC Stockholders, directed that the amended MCC Merger Agreement and the MCC Merger be submitted to the MCC Stockholders for approval and resolved to recommend that the MCC Stockholders vote to approve the amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. In addition, the MCC Board: (i) determined that the Settlement and the terms contemplated thereby are advisable and in the best interests of MCC and MCC Stockholders and approved and declared advisable the Settlement and the terms contemplated thereby; and (ii) determined that the Governance Agreement and the terms contemplated thereby are advisable and in the best interests of MCC and MCC Stockholders and approved and declared advisable the Governance Agreement and the terms contemplated thereby.

vi.	Summary of Financial Presentation by Sandler O’Neill, dated July 28, 2019, to the MCC Special Committee

In rendering its opinion, dated July 28, 2019, Sandler O’Neill performed a variety of financial analyses. The brief summary below is not a complete description of all the analyses underlying Sandler O’Neill’s opinion in Appendix C attached hereto or the presentation made by Sandler O’Neill to the MCC Special Committee, but is a summary of the material analyses performed and presented by Sandler O’Neill. The preparation of a fairness opinion is a complex process involving subjective judgments as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances. The process, therefore, is not necessarily susceptible to a partial analysis or summary description. Sandler O’Neill believes that its analyses must be considered as a whole and that selecting portions of the factors and analyses to be considered without considering all factors and analyses, or attempting to ascribe relative weights to some or all such factors and analyses, could create an incomplete view of the evaluation process underlying its opinion. Also, no company included in Sandler O’Neill’s comparative analyses described below is identical to MCC, Sierra or MDLY and no transaction is identical to the MCC Merger. Accordingly, an analysis of comparable companies or transactions involves complex considerations and judgments concerning differences in financial and operating characteristics of the companies and other factors that could affect the public trading values or merger transaction values, as the case may be, of MCC, Sierra and MDLY and the companies to which they were compared. In arriving at its opinion, Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather, Sandler O’Neill made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinion, rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration, taken together with the payment of the Settlement Amount, to the holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not eligible to fully participate in the Settlement) on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole.

In performing its analyses, Sandler O’Neill also made numerous assumptions with respect to industry performance, business and economic conditions and various other matters, many of which cannot be predicted and are beyond the control of MCC, Sierra, MDLY and Sandler O’Neill. The analyses performed by Sandler O’Neill are not necessarily indicative of actual values or future results, both of which may be significantly more or less favorable than suggested by such analyses. Sandler O’Neill prepared its analyses solely for purposes of rendering its opinion and provided such analyses to the MCC Special Committee at its July 28, 2019 meeting. Estimates of the values of companies do not purport to be appraisals or necessarily reflect the prices at which companies or their securities may actually be sold. Such estimates are inherently subject to uncertainty and actual values may be materially different. Accordingly, Sandler O’Neill’s analyses do not necessarily reflect the value of MCC Common Stock, Sierra Common Stock or MDLY Common Stock or the prices at which MCC Common Stock, Sierra Common Stock or MDLY Common Stock may be sold at any time. The analyses of Sandler O’Neill and its opinion were among a number of factors taken into consideration by the MCC Special Committee in making its determination to approve of MCC’s entry into the Amended MCC Merger Agreement and the analyses described below should not be viewed as determinative of the decision of the MCC Special Committee, the MCC Board or MCC’s management with respect to the fairness of the MCC Merger.

In arriving at its opinion Sandler O’Neill did not attribute any particular weight to any analysis or factor that it considered. Rather it made qualitative judgments as to the significance and relevance of each analysis and factor. Sandler O’Neill did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation supported or failed to support its opinions; rather, Sandler O’Neill made its determination as to the fairness of the MCC Merger Consideration, taken together with the payment of the Settlement Amount, on the basis of its experience and professional judgment after considering the results of all its analyses taken as a whole. To be conservative, the assumed per share payment of $0.31 in cash and an additional 0.08 of a share of Sierra Common Stock in connection with the Settlement Amount utilized by Sandler O’Neill in its analyses assumed that all holders of MCC Common Stock are eligible to fully participate in the Settlement Amount.

Comparable Company Analysis

Sandler O’Neill used publicly available information to compare selected financial information for MCC with two groups of BDCs selected by Sandler O’Neill. One group consisted of the following 46 BDCs publicly traded on the NYSE or National Association of Securities Dealers Automated Quotations (“NASDAQ”) (“Comparable Company Group 1”) and the other group consisted of the following two senior/floating fund BDCs (“Comparable Company Group 2”).

Comparable Company Group 1:
Alcentra Capital Corp.	Main Street Capital Corporation
Apollo Investment Corporation	Monroe Capital Corp.
Ares Capital Corporation	MVC Capital, Inc.
Bain Capital Specialty Finance	New Mountain Finance Corporation
Barings BDC, Inc.	Newtek Business Services Corp.
Blackrock Capital Investment Corporation	Oaktree Specialty Lending
Blackrock TCP Capital Corp.	Oaktree Strategic Income Corporation
Capital Southwest Corporation	OFS Capital Corp.
Capitala Finance Corp.	OHA Investment Corp.
CM Finance	Oxford Square Capital Corp.
Equus Total Return	PennantPark Investment Corporation
Fidus Investment Corporation	Portman Ridge Financial Corporation
Firsthand Technology Value Fund, Inc.	Prospect Capital Corporation
FS KKR Capital Corporation	Rand Capital Corporation
Garrison Capital Inc.	Saratoga Investment Corp.
Gladstone Capital Corporation	Solar Capital Ltd.
Gladstone Investment Corporation	Stellus Capital Investment Corporation
Goldman Sachs BDC, Inc.	TCG BDC
Golub Capital BDC, Inc.	THL Credit, Inc.
GSV Capital Corp.	Tortoise Pipeline & Energy Fund, Inc.
Harvest Capital Credit Corporation	TPG Specialty Lending
Hercules Technology Growth Capital, Inc.	TriplePoint Venture Growth BDC
Horizon Technology Finance Corporation	WhiteHorse Financial Inc.

Comparable Company Group 2
PennantPark Floating Rate Capital	Solar Senior Capital Ltd.

To the extent publicly available, the analysis compared financial information for MCC and the comparable companies as of or for the period ended March 31, 2019 and market performance data for MCC and the comparable companies based on market prices as of July 26, 2019, publicly available financial information as of or for the period ended March 31, 2019 and consensus research analysts earnings per share (“EPS”) estimates for the calendar years 2019 and 2020. The analysis compared the stock price-to-NAV multiple for MCC of 0.46x to the corresponding median and mean multiples of 0.88x and 0.90x, respectively, for Comparable Company Group 1 and 0.95x and 0.95x, respectively, for Comparable Company Group 2. The analysis also reviewed the median and mean stock price-to-2019 EPS multiples of 10.1x and 10.5x, respectively, for Comparable Company Group 1 and 11.0x and 11.0x, respectively, for Comparable Company Group 2. The analysis further reviewed the median and mean stock price-to-2020 EPS multiple of 9.9x and 9.9x, respectively, for Comparable Company Group 1 and 10.9x and 10.9x, respectively, for Comparable Company Group 2. In addition, the analysis reviewed the median and mean current dividend yield of 9.4% and 8.9%, respectively, for Comparable Company Group 1 and 9.1% and 9.1%, respectively, for Comparable Company Group 2. The stock price-to-2019 EPS multiple, stock price-to-2020 EPS multiple and current dividend yield for MCC were considered not meaningful for comparative purposes.

MCC — Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of MCC Common Stock and corresponding aggregate implied MCC equity values by applying various illustrative stock price-to-NAV per share multiples ranging from 0.46x to 1.10x to the reported standalone NAV per share as of March 31, 2019 of MCC. This analysis indicated per share implied prices of MCC Common Stock ranging from $2.33 to $5.62 and corresponding aggregate implied MCC equity values ranging from $126.925 million to $306.153 million. Sandler O’Neill then calculated various implied standalone metrics using certain financial projections for MCC for the calendar years 2019 and 2020 provided by Management.

The table below sets forth the various illustrative stock price to NAV per share multiples applied, the resulting per share implied prices of MCC Common Stock and corresponding aggregate implied MCC equity values, and the various implied standalone metrics:

	Illustrative Price / MCC 3/31/2019 NAV Multiple
Illustrative Price / NAV Multiple Sensitivity	0.46	x	0.50	x	0.60	x	0.70	x	0.80	x	0.86	x	0.90	x	1.00	x	1.10	x
Implied Price / MCC Share	$2.33		$2.55		$3.07		$3.58		$4.09		$4.38		$4.60		$5.11		$5.62
Implied MCC Equity Value ($ in thousands)	$126,925		$139,160		$166,993		$194,825		$222,657		$238,674		$250,489		$278,321		$306,153

Implied Declared Dividend Yield
2019E Dividend Yield	6.44%		5.87%		4.89%		4.19%		3.67%		3.42%		3.26%		2.94%		2.67%
2019E + 2020E Average Dividend Yield	7.94%		7.24%		6.03%		5.17%		4.53%		4.22%		4.02%		3.62%		3.29%
2020E Dividend Yield	9.44%		8.61%		7.18%		6.15%		5.38%		5.02%		4.78%		4.31%		3.91%

Implied Earned Dividend Yield
2019E Dividend Yield	(6.32%)		(5.76%)		(4.80%)		(4.11%)		(3.60%)		(3.36%)		(3.20%)		(2.88%)		(2.62%)
2019E + 2020E Average Dividend Yield	3.01%		2.74%		2.28%		1.96%		1.71%		1.60%		1.52%		1.37%		1.25%
2020E Dividend Yield	12.33%		11.24%		9.37%		8.03%		7.03%		6.56%		6.25%		5.62%		5.11%

Implied Price / Earnings Multiple
2019E Net Investment Income	(15.84	x)	(17.36	x)	(20.83	x)	(24.31	x)	(27.78	x)	(29.78	x)	(31.25	x)	(34.72	x)	(38.20	x)
2019E + 2020E Average Net Investment Income	33.26	x	36.47	x	43.76	x	51.06	x	58.35	x	62.55	x	65.65	x	72.94	x	80.24	x
2020E Net Investment Income	8.11	x	8.89	x	10.67	x	12.45	x	14.23	x	15.25	x	16.01	x	17.79	x	19.57	x

Sierra — Analysis at Various Multiples

Sandler O’Neill performed an analysis that calculated per share implied prices of Sierra Common Stock and corresponding aggregate implied Sierra equity values by applying various illustrative stock price-to-NAV per share multiples ranging from 0.50x to 1.00x to the reported standalone NAV per share as of March 31, 2019 of Sierra. This analysis indicated per share implied prices of Sierra Common Stock ranging from $3.35 to $6.71 and corresponding aggregate implied Sierra equity values ranging from $333.683 million to $667.367 million. Sandler O’Neill then calculated various implied standalone metrics using certain financial projections for Sierra for the calendar years 2019 and 2020 provided by Management.

The table below sets forth the various illustrative stock price to NAV per share multiples applied, the resulting per share implied prices of Sierra Common Stock and corresponding aggregate implied Sierra equity values, and the various implied standalone metrics:

	Illustrative Price / Sierra 3/31/2019 NAV Multiple
Illustrative Share Price	0.50	x	0.60	x	0.70	x	0.80	x	0.90	x	1.00	x
Implied Price / SIC Share	$3.35		$4.02		$4.70		$5.37		$6.04		$6.71
Implied Sierra Equity Value ($ in thousands)	$333,683		$400,420		$467,157		$533,893		$600,630		$667,367
Implied Declared Dividend Yield
2019E Dividend Yield	16.10%		13.42%		11.50%		10.06%		8.94%		8.05%
2019E + 2020E Average Dividend Yield	14.79%		12.33%		10.57%		9.25%		8.22%		7.40%
2020E Dividend Yield	13.49%		11.24%		9.63%		8.43%		7.49%		6.74%

Implied Earned Dividend Yield
2019E Dividend Yield	12.74%		10.62%		9.10%		7.96%		7.08%		6.37%
2019E + 2020E Average Dividend Yield	14.12%		11.77%		10.09%		8.83%		7.85%		7.06%
2020E Dividend Yield	15.50%		12.92%		11.07%		9.69%		8.61%		7.75%

Implied Price / Earnings Multiple
2019E Net Investment Income	7.85	x	9.42	x	10.99	x	12.56	x	14.13	x	15.70	x
2019E + 2020E Average Net Investment Income	7.08	x	8.50	x	9.91	x	11.33	x	12.75	x	14.16	x
2020E Net Investment Income	6.45	x	7.74	x	9.03	x	10.32	x	11.61	x	12.90	x

Precedent Transactions Analysis

Sandler O’Neill reviewed the following nine selected mergers and acquisitions involving BDCs announced between August 3, 2009 and November 28, 2018:

Buyer/Target

Golub Capital BDC, Inc./Golub Capital Investment Corporation

FS Investment Corporation/Corporate Capital Trust Inc.

Barings LLC/Triangle Capital Corporation

Benefit Street Partners LLC/Triangle Capital Corporation

CION Investment Corp./Credit Suisse Park View BDC, Inc.

Ares Capital Corporation/American Capital, LTD

PennantPark Floating Rate Capital/MCG Capital Corporation

Ares Capital Corporation/Allied Capital Corporation

Prospect Capital Corporation/Patriot Capital Funding

Using the latest publicly available information prior to the announcement of the relevant transaction in the case of the eight selected transactions for which such information was available, Sandler O’Neill reviewed the following transaction metrics: transaction price to NAV, and transaction price to year-to-date (“YTD”) net investment income (annualized), Sandler O’Neill also reviewed the 1-day market premium in the case of the five selected transactions in which the target company was publicly traded. Sandler O’Neill reviewed the high, median, mean and low transaction price to NAV multiples for the selected transactions of 1.16x, 0.86x, 0.84x, and 0.52x, respectively. Sandler O’Neill also reviewed the high, median, mean and low transaction price to YTD net investment income (annualized) multiples for the selected transactions (excluding the impact of the YTD net investment income (annualized) multiple for one of the selected transactions, which multiple was considered not meaningful) of 14.51x, 12.19x, 10.89x, and 4.29x, respectively. In addition, Sandler O’Neill reviewed the high, median, mean and low 1-day market premiums for the selected transactions of 105.20%, 15.80%, 32.22% and 1.70%, respectively.

Pro Forma Merger Analysis

Sandler O’Neill analyzed certain potential pro forma effects of the Mergers based on potential exchange ratios in the MCC Merger of 0.66x and 0.68x and the assumed per share payment of $0.31 in cash and an additional 0.08 of a share of Sierra Common Stock in connection with the Settlement Amount. Sandler O’Neill utilized certain financial projections for MCC, Sierra and MDLY for the calendar years 2019 and 2020 and certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, all as provided by Management. The analysis indicated that the Mergers could be accretive to Sierra’s 2019 estimated net investment income per share by approximately 13.3% based on a 0.66x exchange ratio in the MCC Merger and approximately 12.5% based on a 0.68x exchange ratio in the MCC Merger (in each case giving effect to the assumed per share payment in the Settlement). This analysis also indicated that, based on Sierra’s projected pro forma financial results attributable to a share of MCC Common Stock using a 0.66x exchange ratio in the MCC Merger, the Mergers could be accretive relative to MCC’s 2019 estimated net investment income per share by approximately 35.6% (or 25.83% assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019) and accretive relative to MCC’s reported NAV per share as of March 31, 2019 by approximately 3.91% (in each case giving effect to the assumed per share payment in connection with the Settlement Amount). This analysis further indicated that, based on Sierra’s projected pro forma financial results attributable to a share of MCC Common Stock using a 0.68x exchange ratio in the MCC Merger, the Mergers could be accretive relative to MCC’s 2019 estimated net investment income per share by approximately 38.31% (or 28.3% assuming for informational purposes at the request of the MCC Special Committee that MDLY’s projected financial performance in calendar year 2020 remained the same as it was projected to be in calendar year 2019) and accretive relative to MCC’s reported NAV per share as of March 31, 2019 by approximately 6.54% (in each case giving effect to the assumed per share payment in connection with the Settlement Amount).

In connection with this analysis, Sandler O’Neill considered and discussed with the MCC Special Committee how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the Mergers, and noted that the actual results achieved by the Combined Company may vary from projected results and the variations may be material.

Supplemental MDLY Analysis at Various Illustrative Share Prices

Based on various illustrative share prices of MDLY Common Stock ranging from $0.77 to $6.00 and ranging from $0.12 to $5.35 (after adjustment to reduce such share prices by the estimated present value of tax benefits relating to the Tax Receivable Agreement as discussed with Management) and corresponding implied MDLY enterprise values ranging from $154.770 million to $338.598 million and ranging from $131.921 million to $315.750 million (after adjustment to reduce such implied enterprise values by the estimated present value of tax benefits relating to the Tax Receivable Agreement as discussed with Management)), Sandler O’Neill reviewed with the MCC Special Committee on a supplemental basis various implied standalone metrics using certain financial projections for MDLY for the calendar years 2019 and 2020 provided by MDLY management.

Supplemental Review of Selected Asset Management Companies

Sandler O’Neill reviewed with the MCC Special Committee on a supplemental basis publicly available information for two groups of asset management companies selected by Sandler O’Neill. One group consisted of the following 21 traditional asset managers publicly traded on the NYSE or NASDAQ (“Asset Management Company Group 1”) and the other group consisted of the following 8 alternative asset managers (“Asset Management Company Group 2”).

Asset Management Company Group 1
Affiliated Managers Group, Inc.	Janus Henderson Group plc
AllianceBernstein Holding, L.P.	Legg Mason, Inc.
Artisan Partners Asset Management, Inc.	Manning & Napier, Inc.
BlackRock, Inc.	Pzena Investment Management, Inc.
BrightSphere Investment Group plc	Silvercrest Asset Management Group, Inc.
Cohen & Steers, Inc.	T. Rowe Price Group, Inc.
Eaton Vance Corp.	Victory Capital Holdings, Inc.
Federated Investors, Inc.	Virtus Investment Partners, Inc.
Focus Financial Partners, Inc.	Waddell & Reed Financial, Inc.
Franklin Resources, Inc.	Wisdom Tree Investments, Inc.
Invesco, Ltd.

Asset Management Company Group 2
Apollo Investment Corporation	Hamilton Lane Inc.
Ares Capital Corporation	Kohlberg Kravis Roberts & Co.
The Blackstone Group, L.P.	Oaktree Capital Group, LLC.
The Carlyle Group, L.P.	Och-Ziff Capital Management Group

To the extent publicly available, Sandler O’Neill reviewed market performance data for the selected asset management companies based on market prices as of July 19, 2019 and consensus research analysts earnings per share (“EPS”) estimates for the calendar years 2019 and 2020. Sandler O’Neill reviewed the median and mean stock price-to-2019 EPS multiples of 12.3x and 11.7x, respectively, for Asset Management Company Group 1 and 14.8x and 16.4x, respectively, for Asset Management Company Group 2. Sandler O’Neill also reviewed the median and mean stock price-to-2020 EPS multiple of 10.3x and 10.3x, respectively, for Asset Management Company Group 1 and 13.2x and 13.4x, respectively, for Asset Management Company Group 2.

vii.	MDLY — Process Undertaken During Phase 2

Following the execution of the MDLY Merger Agreement in August 2018, the MDLY Special Committee held eight telephonic meetings between October 2018 and April 2019 to discuss certain issues relating to the anticipated MDLY Merger Closing, including (i) the drafting and finalization of the Sierra Joint Proxy Statement/Prospectus filed in December 2018, (ii) the requested exemptive relief from the SEC, (iii) certain consents granted with respect to waivers of certain provisions under the MDLY Merger Agreement and the MCC Merger Agreement, (iv) litigation and associated settlement discussions in connection with MCC Stockholder Action, (v) a possible extension of the “outside date” pursuant to the MDLY Merger Agreement, and (vi) alternative proposals delivered to Sierra and MCC. In addition, following the MDLY Board’s receipt of a proposal from NexPoint/Highland on March 20, 2019, the MDLY Special Committee met to discuss the proposal and Management’s and the Medley LLC Unitholders’ views with respect thereto. The proposal from NexPoint/Highland contemplated an acquisition of Medley LLC from the Medley LLC Unitholders and a subsequent acquisition of MDLY. Due to the Medley LLC Unitholders’ lack of support for the proposal, among other reasons, the MDLY Special Committee determined not to engage with NexPoint/Highland. While the lack of support from the Medley LLC Unitholders for the NexPoint/Highland proposal was a factor in the MDLY Board’s consideration, the MDLY Board also considered the fact that the NexPoint/Highland proposal was ambiguous and lacked specific terms that were actionable.  Moreover, the MDLY Board believed that expending time and resources to pursue a vague proposal that had a scarce chance at closing would not benefit MDLY Stockholders. As a result, the MDLY Board determined, consistent with their fiduciary duty to all MDLY Stockholders, to decline the NexPoint/Highland proposal.

On May 14, 2019, representatives of S&W held a telephonic meeting with representatives of Potter Anderson. On that call, representatives of S&W informed representatives of Potter Anderson that the Sierra Special Committee was not prepared to proceed with the MDLY Merger on the then-present economic terms. Representatives of S&W further stated that they would be providing a proposal with revised economic terms and would be willing to commence discussions regarding associated amendments to the MDLY Merger Agreement.

Later on May 14, 2019, Mr. Fredericks held a teleconference with Potter Anderson to convey the terms of the Sierra Special Committee’s proposal. The May 14, 2019 proposal provided that, as consideration for their shares of MDLY Class A Common Stock (including the shares of MDLY Class A Common Stock issuable following conversion of the outstanding Medley LLC Units), MDLY Stockholders would receive $3.09 cash consideration, inclusive of a $0.40 cash dividend, and 0.34 shares of Sierra Common Stock. The implied value of the merger consideration that would be paid to MDLY Stockholders would be approximately $4.70 per share, assuming shares of Sierra Common Stock trade at 0.70x NAV immediately following the consummation of the MDLY Merger; if shares of Sierra Common Stock trade at 1.00x NAV immediately following the consummation of the MDLY Merger, the implied value of the merger consideration was estimated to be approximately $5.38 per share.

On May 15, 2019, representatives of Barclays held a telephonic meeting with representatives of Broadhaven to confirm the terms of the Sierra Special Committee’s proposal.

On May 16, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss the Sierra Special Committee’s proposal. At the meeting, the MDLY Special Committee, with the assistance of representatives of Potter Anderson, reviewed process considerations in connection with the MCC Stockholder Action and discussed the appropriate role of the MDLY Special Committee and Management in negotiating the terms of the amendments to the MDLY Merger Agreement, including the amendments contemplated by the Term Sheet and the Sierra Special Committee’s proposed modifications to the MDLY Merger Consideration. The MDLY Special Committee also discussed the appropriate allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. The MDLY Special Committee determined that, based on the Delaware Court of Chancery’s findings in the MCC Stockholder Action, its initial position with respect to the allocation of consideration was that any reduction in the MDLY Merger Consideration should be borne by the Medley LLC Unitholders and the unaffiliated MDLY Stockholders should continue to receive the same value of merger consideration as they would have received under the original terms of the MDLY Merger Agreement. The MDLY Special Committee directed representatives of Potter Anderson to convey the MDLY Special Committee’s determinations to Management.

On May 17, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks to convey the MDLY Special Committee’s determinations.

On May 28, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson to discuss strategy, timing and process considerations with respect to the Sierra Special Committee’s proposal. During the meeting, the MDLY Special Committee authorized Jeffrey Leeds to execute an amendment to the engagement letter with Barclays, which amendment established the terms under which Barclays would provide a new fairness opinion if and when requested by the MDLY Special Committee in connection with the consideration of any amendments to the MDLY Merger Agreement. Additionally, the MDLY Special Committee instructed Potter Anderson to follow-up with Management for an update regarding the MDLY Special Committee’s positions outlined during the May 16, 2019 meeting of the MDLY Special Committee.

Later on May 28, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks to request an update from Management, including in their capacity as the Medley LLC Unitholders. The MDLY Special Committee had requested that Management lead preliminary discussions pertaining to the aggregate consideration to be offered to the MDLY Stockholders with the Sierra Special Committee, with the understanding that Management would report back to the MDLY Special Committee, which retained the authority to approve any agreement with the Sierra Special Committee. Mr. Fredericks informed the representatives of Potter Anderson that Management had conducted preliminary discussions with the Sierra Special Committee to request additional MDLY Merger Consideration for all MDLY Stockholders, and indicated that they would need additional time before engaging with the MDLY Special Committee regarding the allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. Additionally, Mr. Fredericks confirmed to representatives of Potter Anderson that Barclays could contact members of Management to proceed with its due diligence with respect to the Sierra Special Committee’s proposal.

On May 31, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended a portion of the meeting at the invitation of the MDLY Special Committee. At the meeting, Mr. Brook Taube informed the MDLY Special Committee that Management, in their capacity as the Medley LLC Unitholders, was of the view that the amount of MDLY Merger Consideration provided to both the Medley LLC Unitholders and the unaffiliated MDLY Stockholders would have to be reduced to reflect downward adjustments to MDLY’s financial projections since August 2018, when the deal was originally executed. Mr. Taube emphasized that a deal where the unaffiliated MDLY Stockholders received merger consideration equal in value to what they would have received pursuant to the original terms of the MDLY Merger Agreement was “off the table.” Mr. Taube indicated that Management was in discussions with the Sierra Special Committee and the MCC Special Committee to finalize the terms of the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action prior to engaging with the MDLY Special Committee regarding the allocation of the MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. With the consent of the MDLY Special Committee, Management engaged in discussions with the understanding that they could not bind MDLY or otherwise enter into any agreements with the Sierra Special Committee without the approval of the MDLY Special Committee. The MDLY Special Committee felt it was appropriate for Management to lead these discussions as members of the MDLY Special Committee continued to be of the view that any financial impact of any potential settlement fund relating to the MCC Stockholder Action should not be borne by the unaffiliated MDLY Stockholders, including through any reduction in the MDLY Merger Consideration payable to such stockholders. Members of the MDLY Special Committee reiterated to Mr. Taube that Management was not authorized to agree to any changes to the MDLY Merger Consideration with the Sierra Special Committee and that any such modifications would be subject to the prior consideration and approval of the MDLY Special Committee.

On June 4, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. On the call, representatives of S&W stated that the Sierra Special Committee and the MCC Special Committee were continuing to negotiate the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 6, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended the meeting at the invitation of the MDLY Special Committee. At the meeting, Mr. Brook Taube reviewed a revised proposal that Management had received from the Sierra Special Committee. As consideration for their shares of MDLY Class A Common Stock, MDLY Stockholders would receive $2.50 cash consideration, inclusive of a $0.40 cash dividend, and $1.71 implied value of Sierra Common Stock (the “June 6 Proposal”). The implied value of the merger consideration that would be paid to MDLY Stockholders would be approximately $4.21 per share, assuming shares of Sierra Common Stock trade at 1.00x NAV immediately following the consummation of the MDLY Merger. Mr. Taube explained that the June 6 Proposal represented a reduction to the MDLY Merger Consideration to account for the potential settlement fund relating to the MCC Stockholder Action. Members of the Special Committee stated that, in their view, neither MDLY nor the unaffiliated MDLY Stockholders, through a reduction to the MDLY Merger Consideration payable to them in connection with the MDLY Merger, should bear any of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee’s position was based on its view that the unaffiliated MDLY Stockholders should not be responsible for settlement costs arising out of any of the issues raised in the Delaware litigation and based on the fact that the Term Sheet expressly contemplated that MDLY would not be responsible for payment of the settlement fund. Mr. Taube also communicated that Management requested that the Sierra Special Committee consider whether to remove the consummation of the MCC Merger as a condition to the MDLY Merger Closing, creating the possibility of a bilateral transaction between MDLY and Sierra as an alternative to the original three-way combination if the MCC Merger failed to be consummated. Following Mr. Taube’s presentation of the June 6 Proposal, the MDLY Special Committee, together with Management, discussed alternative transactions to the MDLY Merger (including any standalone options). At the request of the MDLY Special Committee, Management agreed to suspend discussions with the Sierra Special Committee until the MDLY Special Committee had discussed the June 6 Proposal.

Later on June 6, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss the June 6 Proposal. Representatives of Potter Anderson requested that Barclays follow-up with Broadhaven to confirm the terms of the June 6 Proposal, as communicated to the MDLY Special Committee by Mr. Brook Taube.

On June 7, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss Barclays’ communication with Broadhaven. Representatives of Barclays informed representatives of Potter Anderson that Broadhaven had confirmed the terms of the June 6 Proposal.

During the afternoon of June 7, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. The MDLY Special Committee discussed the June 6 Proposal from the Sierra Special Committee and the possibility of a bilateral transaction involving MDLY and Sierra if the MCC Merger failed to be consummated. The MDLY Special Committee instructed Potter Anderson to communicate to Management that, while it was understandable that the amount of MDLY Merger Consideration provided to the unaffiliated MDLY Stockholders would be reduced to reflect MDLY’s financial performance since August 2018, the unaffiliated MDLY Stockholders should not be responsible for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action in the form of reduced MDLY Merger Consideration. The MDLY Special Committee also determined, and requested that representatives of Potter Anderson communicate to Management, that the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders should continue to include an equivalent special cash dividend of $0.30 (adjusted to reflect the proportionate reduction to the MDLY Merger Consideration based solely on MDLY’s financial performance). The MDLY Special Committee also authorized Potter Anderson to inform Management that it could continue to negotiate with the Sierra Special Committee to obtain additional merger consideration for the MDLY Stockholders while Barclays continued its due diligence with respect to the June 6 Proposal. In addition, the MDLY Special Committee instructed Potter Anderson to obtain more information regarding the terms of a possible bilateral transaction between MDLY and Sierra.

Later on June 7, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks. Representatives of Potter Anderson informed Mr. Fredericks of the MDLY Special Committee’s positions regarding the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders. Mr. Fredericks agreed to communicate the views of the MDLY Special Committee to Management in their capacity as the Medley LLC Unitholders.

On June 12, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. During the call, representatives of S&W communicated that the June 6 Proposal represented the Sierra Special Committee’s “best and final offer” to acquire MDLY. Representatives of S&W also confirmed to Potter Anderson that the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action, as contemplated by the Term Sheet to MDLY, resulted in the reduction of MDLY Merger Consideration from the May 14, 2019 proposal from the Sierra Special Committee. Representatives of Potter Anderson also requested that the compensation consultant to the Sierra Special Committee conduct an updated review of executive compensation payable to Management following consummation of the Mergers.

On June 12, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays. Representatives of Barclays communicated that Barclays was working with Broadhaven to obtain further information regarding the allocation of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 13, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. Representatives of Management attended the meeting at the invitation of the MDLY Special Committee. Mr. Brook Taube informed the MDLY Special Committee that: (i) the composition of MDLY Merger Consideration pursuant to the June 6 Proposal had been revised following additional discussions between Management and the Sierra Special Committee so that, while the implied value of the per share merger consideration remained at $4.21 per share of MDLY Class A Common Stock, the offer now consisted of $2.72 in cash and $1.49 implied value of Sierra Common Stock, (ii) the proposal for a bilateral transaction between MDLY and Sierra remained under consideration by the Sierra Special Committee, (iii) Management, in their capacity as the Medley LLC Unitholders, did not agree with the MDLY Special Committee’s position that the unaffiliated MDLY Stockholders should not agree to bear the ultimate financial impact of any potential settlement fund in connection with the MCC Stockholder Action in the form of accepting reduced MDLY Merger Consideration as an accommodation in order to consummate the transaction, (iv) as a compromise, the Medley LLC Unitholders proposed a $0.60 differential in the MDLY Merger Consideration payable to the unaffiliated MDLY Stockholders as additional shares of Sierra Common Stock, and (v) Management continued to believe that the MDLY Merger provided the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options. Pursuant to the Medley LLC Unitholders’ proposal, the Medley LLC Unitholders would receive $2.72 in cash and $1.35 implied value of Sierra Common Stock and the unaffiliated MDLY Stockholders would receive $2.72 in cash and $1.95 implied value of Sierra Common Stock. Additionally, the Medley LLC Unitholders would agree to a twelve month lock-up of their shares of Sierra Common Stock received as MDLY Merger Consideration following the consummation of the MDLY Merger. The Medley LLC Unitholders would also agree to forfeit their rights under the Tax Receivable Agreement.

Later on June 13, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of S&W and Broadhaven. During the call, Barclays and Broadhaven discussed outstanding issues with respect to Barclays’ due diligence. Broadhaven also confirmed the terms of the Sierra Special Committee’s June 6 Proposal constituted their “best and final offer” and communicated that the June 6 Proposal was calculated on the basis of MDLY being responsible for the payment of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action.

On June 18, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. During the meeting, the MDLY Special Committee reiterated its view that the unaffiliated MDLY Stockholders should not be responsible for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee also instructed Barclays to contact Broadhaven for additional information relating to the terms of a possible bilateral transaction between MDLY and Sierra.

Later on June 18, 2019, representatives of Potter Anderson held a teleconference with Mr. Fredericks during which the representatives of Potter Anderson communicated that it was the MDLY Special Committee’s continued view that the unaffiliated MDLY Stockholders should not be responsible for the payment of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action in the form of accepting reduced MDLY Merger Consideration. Mr. Fredericks requested a call among Mr. Brook Taube and Mr. Leeds, in his capacity as chair of the MDLY Special Committee, and representatives of Potter Anderson agreed to discuss the same with Mr. Leeds.

On June 19, 2019, Mr. Brook Taube held a teleconference with Mr. Leeds in his capacity as chair of the MDLY Special Committee. Mr. Fredericks and representatives of Potter Anderson also participated in the call. During the call, the participants discussed the rationale for allocating the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action as a reduction to the MDLY Merger Consideration. Mr. Taube informed Mr. Leeds that the Medley LLC Unitholders would not agree to any further material reduction to the MDLY Merger Consideration payable to them and were considering exchanging their Medley LLC Units for shares of MDLY Class A Common Stock pursuant to the terms of the Exchange Agreement if the MDLY Special Committee did not reach an agreement with the Medley LLC Unitholders in the near future with respect to the allocation of MDLY Merger Consideration between the Medley LLC Unitholders and the unaffiliated MDLY Stockholders. Mr. Taube also emphasized that the Medley LLC Unitholders would agree to forfeit the entirety of the payments that would otherwise be payable to them pursuant to the Tax Receivable Agreement and had already agreed to provide to the unaffiliated MDLY Stockholders additional shares of Sierra Common Stock through the proposed $0.60 differential. Mr. Leeds stated that he would further discuss these items with the MDLY Special Committee and their advisors.

On June 21, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of S&W and Broadhaven to address outstanding due diligence issues between the parties and the potential for a bilateral transaction between MDLY and Sierra. Representatives of Broadhaven informed Potter Anderson and Barclays that the Sierra Special Committee’s proposal for a bilateral transaction between MDLY and Sierra would likely be the same as the June 6 Proposal of $4.21 per share of MDLY Class A Common Stock. During the course of the teleconference, the parties also discussed the assumed value of the payments due to the Medley LLC Unitholders under the Tax Receivable Agreement. Representatives of S&W confirmed that the Sierra Special Committee required the Medley LLC Unitholders to forfeit the entirety of the payments due to them under the Tax Receivable Agreement as a condition to executing any amended MDLY Merger Agreement.

On June 23, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, Mr. Leeds and representatives of Potter Anderson provided the MDLY Special Committee with an update regarding the June 19, 2019 teleconference with Mr. Brook Taube and Mr. Fredericks. Representatives of Potter Anderson also provided an update regarding the June 21, 2019 teleconference among representatives of Potter Anderson, Barclays, S&W and Broadhaven. The MDLY Special Committee noted that Management had on multiple occasions rejected its request that the Medley LLC Unitholders agree to fund the entirety of the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action. The MDLY Special Committee, with representatives of Potter Anderson, then reviewed the terms of the Tax Receivable Agreement and the assumed value of the payments that would be due and owing to the Medley LLC Unitholders thereunder. The MDLY Special Committee requested additional information regarding the value of the payments due to the Medley LLC Unitholders under the Tax Receivable Agreement together with the proposed $0.60 differential, as compared to the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action as contemplated by the Term Sheet. Representatives of Potter Anderson agreed to review the same with representatives of Barclays and report back to the MDLY Special Committee.

On June 24, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and representatives of Barclays. During the call, the MDLY Special Committee, in consultation with representatives of Potter Anderson and Barclays, discussed the Tax Receivable Agreement payments to be forfeited by the Medley LLC Unitholders, the proposed $0.60 differential and the potential settlement fund relating to the MCC Stockholder Action and their potential impact on the unaffiliated MDLY Stockholders. The MDLY Special Committee then discussed potential alternatives to proceeding with the June 6 Proposal at $4.21 per share of MDLY Class A Common Stock, including any standalone options, and taking into account that S&W had categorized the offer as “best and final.” Following the discussion, the MDLY Special Committee instructed Potter Anderson to communicate to Management a counterproposal of $0.70 differential consideration per share of MDLY Class A Common Stock payable to the unaffiliated MDLY Stockholders as compared to the MDLY Merger Consideration payable to the Medley LLC Unitholders. The MDLY Special Committee also requested that the $0.70 differential consist of a mix of cash and shares of Sierra Common Stock.

On June 25, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks to communicate the MDLY Special Committee’s counterproposal of a $0.70 differential consideration per share of MDLY Class A Common Stock payable to the unaffiliated MDLY Stockholders, consisting of $0.30 additional cash consideration and $0.40 additional implied value of Sierra Common Stock. Mr. Taube indicated that Management and the Medley LLC Unitholders would consider the MDLY Special Committee’s counterproposal. Mr. Taube also noted that any changes to the mix of consideration would need to be evaluated to determine whether the same would permit the MDLY Merger to continue to be treated as a tax-free reorganization.

On June 26, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. Mr. Taube communicated to Potter Anderson that the Medley LLC Unitholders were amenable to the $0.70 differential, consisting of slightly less additional cash consideration payable to the unaffiliated MDLY Stockholders than what the MDLY Special Committee had proposed ($0.19 cash consideration instead of the requested $0.30 cash consideration) in order to preserve the tax-free nature of the MDLY Merger. Related to the tax considerations, Mr. Taube also noted that Management was considering a two-step transaction pursuant to which Sierra would acquire the outstanding shares of MDLY Class A Common Stock prior to the exchange of Medley LLC Units for shares of MDLY Class A Common Stock pursuant to the Exchange Agreement.

On June 28, 2019, representatives of Potter Anderson held a teleconference with representatives of Eversheds Sutherland during which Eversheds Sutherland confirmed Mr. Brook Taube’s communications relating to the tax considerations for the MDLY Merger, including with respect to the stock and cash mix of MDLY Merger Consideration and the potential two-step transaction structure.

On June 28, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W. Representatives of S&W communicated that the Sierra Special Committee was indifferent as to whether the MDLY Merger should qualify as a tax-free reorganization.

On June 29, 2019, Eversheds Sutherland circulated drafts of the Amended MDLY Merger Agreement and Amended MCC Merger Agreement to Potter Anderson. On July 8, 2019, representatives of Potter Anderson circulated their preliminary comments on the draft Amended MDLY Merger Agreement to the Sierra Special Committee. From July 8, 2019 through July 28, 2019, representatives of Eversheds Sutherland, Potter Anderson and S&W circulated multiple drafts of the Merger Agreements among themselves.

On July 1, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the structure of a “go-shop,” if any, in connection with the Amended MDLY Merger Agreement and in connection with the Amended MCC Merger Agreement. Representatives of S&W stated that they would discuss the issue with the Sierra Special Committee and revert to Potter Anderson with their views. In addition, representatives of S&W communicated to Potter Anderson that the Sierra Special Committee was not amenable to a two-step transaction structure as proposed by Management due to the additional risks that Sierra would assume if the Medley LLC Unitholders exchanged their Medley LLC Units for shares of MDLY Class A Common Stock following an initial merger between Sierra and MDLY.

Later on July 1, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. Mr. Taube confirmed on behalf of Management that the MDLY Merger would necessarily be treated as a taxable transaction given that the Sierra Special Committee was not amenable to a two-step transaction structure. Mr. Taube and representatives of Potter Anderson agreed, subject to the final approval of the MDLY Special Committee, that the differential consideration that the unaffiliated MDLY Stockholders would receive pursuant to the Amended MDLY Merger Agreement would therefore revert to $0.30 cash consideration and $0.40 implied value of Sierra Common Stock, as previously requested by the MDLY Special Committee on June 25, 2019.

On July 2, 2019, representatives of Potter Anderson and Eversheds Sutherland held a teleconference with Mr. Fredericks to discuss the terms of the Amended MDLY Merger Agreement. Representatives of Potter Anderson proposed to Mr. Fredericks certain amendments to the Exchange Agreement pursuant to which the Medley LLC Unitholders would agree to accept the differential consideration to be paid to them pursuant to the Amended MDLY Merger Agreement. Mr. Fredericks stated that he would revert to the Medley LLC Unitholders with respect to a potential amendment to the Exchange Agreement.

On July 3, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays for an update with respect to Barclays’ due diligence and anticipated fairness analysis.

On July 6, 2019, representatives of Potter Anderson held a teleconference with Mr. Brook Taube and Mr. Fredericks. During the call, Mr. Taube stated that Management did not believe a “go-shop” process to be run by either Sierra or MDLY would be appropriate or in the best interest of shareholders given that Sierra was the acquiror and MDLY had previously run two market processes.

On July 7, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the structure of a “go-shop,” if any, in connection with the draft Amended MDLY Merger Agreement and the draft Amended MCC Merger Agreement. Representatives of S&W stated that the Sierra Special Committee’s view was that, in light of the fact that the draft Amended MCC Merger Agreement would permit Sierra to conduct a “go-shop,” a similar feature would need to be included in the Amended MDLY Merger Agreement. In addition, the Sierra Special Committee did not believe that MDLY should be permitted to run a similar process. Representatives of Potter Anderson suggested that, in lieu of a “go-shop,” the parties should consider modifications to the non-solicitation provisions to permit additional flexibility to respond to competing proposals submitted to Sierra or MDLY, respectively, during the term of the anticipated MCC “go-shop.” Representatives of the Sierra Special Committee agreed to further consider the proposal.

On July 15, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss the Barclays’ fairness analysis given the potential for a bilateral transaction between MDLY and Sierra as an alternative to a three-way combination. Representatives of Potter Anderson requested that Barclays advise as to whether it could render its opinion as to the fairness of the consideration to be offered to the unaffiliated MDLY Stockholders in connection with the MDLY Merger, assuming that the MCC Merger would be consummated substantially concurrently with the MDLY Merger and, alternatively, assuming that the MCC Merger was not consummated.

On July 16, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson. During the meeting, representatives of Potter Anderson provided an update on the status of the negotiations and drafting of the Amended MDLY Merger Agreement and the Amended MCC Merger Agreement, including the anticipated 60-day MCC “go-shop” and the amount of termination fee payable pursuant to the Amended MDLY Merger Agreement, which was reduced to account for the reduction in equity value since the execution of the MDLY Merger Agreement. Representatives of Potter Anderson relayed that, pursuant to the terms of the draft Amended MDLY Merger Agreement, the merger consideration payable to the MDLY Stockholders, upon the consummation of the Mergers, or only the MDLY Merger, as applicable, would be identical. Members of the MDLY Special Committee determined that the ability to consummate the MDLY Merger even if the MCC Merger is not consummated, with the MDLY Stockholders receiving the same merger consideration, would be in the best interests of MDLY and the unaffiliated MDLY Stockholders. Representatives of Potter Anderson also reviewed their conversations with Barclays regarding the structure of a fairness opinion. In addition, representatives of Potter Anderson informed the MDLY Special Committee that Mr. Brook Taube had communicated to Potter Anderson that Management did not believe a “go-shop” provision in the Amended MDLY Merger Agreement was appropriate or in the best interests of MDLY Stockholders, notwithstanding the fact that the Amended MCC Merger Agreement would include a “go-shop” at MCC. Members of the MDLY Special Committee concluded that, in light of (i) Management’s (including in their capacity as the Unitholders) view that the inclusion of a “go-shop” process for either Sierra or MDLY was not appropriate, (ii) the prior market processes conducted by MDLY, and (iii) the potential risks to the consummation of a closing of the MDLY Merger should Sierra be permitted to conduct a “go-shop” process, it would be appropriate and in the best interest of the MDLY Stockholders to agree to modifications to the non-solicitation provisions to permit greater flexibility to respond to competing proposals submitted to Sierra or MDLY in lieu of a “go-shop” process.

The Amended MDLY Merger Agreement, as negotiated by the Sierra Special Committee and the MDLY Special Committee, does not include a go-shop provision for Sierra.

On July 17, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss the advisors’ respective comments to the Amended MDLY Merger Agreement.

On July 20, 2019, representatives of Potter Anderson and Barclays held a teleconference with representatives of Management to confirm certain financial information related to Barclays’ fairness analysis.

On July 21, 2019, representatives of Potter Anderson held a teleconference with representatives of S&W to discuss updates with respect to the negotiations of the Amended MCC Merger Agreement between Sierra and MCC.

On July 24, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. During the meeting, (i) representatives of Barclays discussed with the MDLY Special Committee its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, (ii) representatives of Potter Anderson reviewed with the MDLY Special Committee an overview of the material terms of the draft Amended MDLY Merger Agreement and exhibits, including changes from the original terms of the MDLY Merger Agreement executed in August 2018, and (iii) representatives of Potter Anderson reviewed with the MDLY Special Committee its fiduciary duties in connection with its evaluation, consideration, and approval of the proposed transaction. The MDLY Special Committee agreed that the MDLY Merger continued to provide the best value reasonably available to the unaffiliated MDLY Stockholders, including when compared to any standalone options.

On July 25, 2019, representatives of Potter Anderson held a teleconference with representatives of Barclays to discuss Barclays’ draft fairness opinion letter.

From July 25, 2019 to the morning of July 28, 2019, representatives of Potter Anderson participated in multiple calls with representatives of Eversheds Sutherland, S&W, and Kramer Levin to review final outstanding issues relating to the amendments to the MCC Merger Agreement and the MDLY Merger Agreement in advance of the special committee and board meetings scheduled for July 28, 2019.

On July 28, 2019, the MDLY Special Committee held a telephonic meeting with representatives of Potter Anderson and Barclays. The MDLY Special Committee, with the assistance of Potter Anderson, discussed the material terms of the Amended MDLY Merger Agreement and exhibits, as well as the compensation report received by the Sierra Special Committee from its compensation consultant. In addition, at the meeting, Barclays discussed with the MDLY Special Committee additional information with respect to its financial analysis of the consideration to be paid to the unaffiliated MDLY Stockholders in the MDLY Merger, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement. At the request of the MDLY Special Committee, Barclays delivered an oral fairness opinion as of July 28, 2019, which was confirmed by delivery of a written opinion dated as of such date, that, from a financial point of view, the aggregate consideration to be offered to the non-management holders of shares of MDLY Class A Common Stock in connection with the MDLY Merger, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the MDLY Special Committee’s instruction, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such holders of MDLY Class A Common Stock. The MDLY Special Committee unanimously (i) determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the MDLY Stockholders (other than Messrs. Brook Taube, Seth Taube, Jeffrey Tonkel, Richard T. Allorto, Jr., John D. Fredericks, Samuel Anderson, Christopher Taube, Medley Group LLC, and any of their respective affiliates), (ii) approved and declared advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (iii) recommended that the MDLY Board (a) approve and declare advisable the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, and (b) submit the Amended MDLY Merger Agreement to the MDLY Stockholders for adoption.

Later on July 28, 2019, the MDLY Board, including all members of the MDLY Special Committee, met telephonically to consider and act on the proposed Amended MDLY Merger Agreement, the transactions contemplated thereby, including the MCC Merger, and related matters, including the Settlement and the Governance Agreement. The chair of the MDLY Special Committee reported on the MDLY Special Committee’s actions taken and recommendations made earlier in the day. After further discussion, on the basis of the MDLY Special Committee’s recommendation, the MDLY Board unanimously: determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were advisable and in the best interests of MDLY and MDLY Stockholders, directed that the Amended MDLY Merger Agreement be submitted to the MDLY Stockholders for adoption and resolved to recommend that the MDLY Stockholders vote to approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

viii.	Summary of Financial Presentation by Barclays, dated July 28, 2019, to the MDLY Special Committee

The MDLY Special Committee engaged Barclays to act as its independent financial advisor for the purpose of providing financial advisory services to the MDLY Special Committee with respect to certain potential transactions or series or combination of related transactions outside of the ordinary course of business of MDLY, including the MDLY Merger, pursuant to an engagement letter dated July 13, 2018, as amended on May 28, 2019. On July 28, 2019, Barclays rendered its oral opinion (which was subsequently confirmed in writing) to the MDLY Special Committee that, as of such date and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, the Consideration to be offered to the non-management holders of MDLY Class A Common Stock (the “MDLY Public Stockholders”) for their MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Advisory Agreement, is fair, from a financial point of view, to such MDLY Public Stockholders.

The full text of Barclays’ written opinion, dated as of July 28, 2019, is attached as Appendix D hereto. Barclays’ written opinion sets forth, among other things, the assumptions made, procedures followed, factors considered and limitations upon the review undertaken by Barclays in rendering its opinion. You are encouraged to read the opinion carefully in its entirety. The following is an abridged summary of Barclays’ opinion and the methodology that Barclays used to render its opinion. This summary is qualified in its entirety by reference to the full text of the opinion. The preparation of a fairness opinion is a complex process and involves various determinations as to the most appropriate and relevant methods of financial and comparative analyses and the application of those methods to the particular circumstances. Therefore, a fairness opinion is not readily susceptible to summary description.

Barclays’ opinion, the issuance of which was approved by Barclays’ Fairness Opinion Committee, is addressed to the MDLY Special Committee, addresses only the fairness, from a financial point of view, of the Consideration to be offered to the MDLY Public Stockholders. Barclays did not recommend any specific form or amount of consideration to MDLY, the MDLY Special Committee or the MDLY Board or that any specific form or amount of consideration constituted the only appropriate consideration for the proposed MDLY Merger or the proposed MCC Merger. Barclays was not requested to opine as to, and except as expressly set forth below with respect to the assumption, at the MDLY Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the MDLY Merger and the alternative assumption, at the MDLY Special Committee’s instruction, that the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement, Barclays’ opinion does not in any manner address the MCC Merger or the Amended MCC Merger Agreement. Barclays’ opinion does not in any manner address the relative fairness as to the amount and nature of the consideration to be paid in the MDLY Merger whether the MCC Merger is consummated substantially concurrently with the MDLY Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement. Barclays was not requested to opine as to, and its opinion does not in any manner address, MDLY’s underlying business decision to proceed with or effect the proposed MDLY Merger, the likelihood of the consummation of the proposed MDLY Merger or the proposed MCC Merger, or the relative merits of the proposed MDLY Merger as compared to any other transaction in which MDLY may engage.

In arriving at its opinion, Barclays, among other things:

•	reviewed and analyzed the Amended MDLY Merger Agreement and the Amended MCC Merger Agreement and the specific terms of the proposed MDLY Merger and MCC Merger;

•	reviewed and analyzed publicly available information concerning MDLY that Barclays believed to be relevant to its analysis, including MDLY’s Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and MDLY’s Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019;

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MDLY furnished to Barclays by MDLY, including financial projections of MDLY prepared by Management assuming that the MCC Investment Management Agreement is not terminated (the “MDLY Projections with MCC Investment Advisory Agreement”) and alternatively, assuming that MCC terminates the MCC Investment Management Agreement (the “MDLY Projections without MCC Investment Advisory Agreement” and together with the MDLY Projections with MCC Investment Advisory Agreement, the “MDLY Projections”);

•	reviewed and analyzed financial and operating information with respect to the business, operations and prospects of MCC and Sierra furnished to Barclays by Management, including financial projections of each of MCC and Sierra prepared by Management as investment adviser and manager of MCC and Sierra, respectively (the “MCC and Sierra Standalone Projections”);

•	reviewed and analyzed pro forma financial projections for the Combined Company, including cost savings, operating synergies and other strategic benefits prepared by Management, assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (the “Sierra/MCC Projections”));

•	reviewed and analyzed pro forma financial projections for the Sierra/MDLY Company, including cost savings, operating synergies and other strategic benefits prepared by Management, assuming that the MCC Merger is not consummated substantially concurrently with the MDLY Merger and that MCC terminates the MCC Investment Management Agreement (the “Sierra Projections”, and together with the Sierra/MCC Projections, the “Combined Company Projections”); As compared to the Sierra/MDLY Company Projections presented therein, Barclays assumed $15.2 million of amortization in its calculation of after tax distributable income based on the MDLY Projections provided to Barclays for use in connection with its analyses and the MDLY Projections did not include the $20.0 million revolver draw by Sierra and therefore Barclays did not include the $20.0 million revolver draw in its calculation of the Sierra/MDLY Company Projections;

•	reviewed and analyzed a trading history of MDLY Class A Common Stock from September 24, 2014 through July 26, 2019 and a trading history of MCC Common Stock from September 24, 2014 to July 26, 2019;

•	reviewed and analyzed a comparison of the historical dividend performance of MDLY with those of MCC and Sierra;

•	reviewed and analyzed a comparison of the historical financial results and present and projected financial condition of MDLY with those of other asset management companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the financial terms of the proposed MDLY Merger with the financial terms of certain other transactions involving asset management companies that Barclays deemed relevant;

•	reviewed and analyzed a comparison of the pro forma market position of the Combined Company following the proposed MDLY Merger and the proposed MCC Merger with those of other BDCs that Barclays deemed relevant;

•	reviewed and analyzed published estimates of one independent research analyst with respect to the future financial performance and price targets of MDLY;

•	reviewed and analyzed information provided by MDLY and its advisors with respect to the results of previous efforts of MDLY and its advisors to solicit indications of interest from third parties with respect to a sale of MDLY;

•	reviewed and analyzed the Sierra Investment Advisory Agreement;

•	reviewed and analyzed the MCC Investment Management Agreement;

•	had discussions with Management, including in its capacity as investment adviser and manager of MCC and Sierra, respectively, concerning the business, operations, assets, financial condition and prospects of each of MDLY, MCC, Sierra and the Combined Company; and

•	undertook such other studies, analyses and investigations as Barclays deemed appropriate.

In arriving at its opinion, Barclays assumed and relied upon the accuracy and completeness of the financial and other information used by Barclays without any independent verification of such information (and had not assumed responsibility or liability for any independent verification of such information). Barclays also relied upon the assurances of Management that they were not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the MDLY Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management as to MDLY’s future financial performance, including, that if the MCC Investment Management Agreement is not terminated, that MDLY will perform substantially in accordance with the MDLY Projections with MCC Investment Advisory Agreement and if the MCC Investment Management Agreement is terminated that MDLY will perform substantially in accordance with the MDLY Projections without MCC Investment Advisory Agreement. With respect to the MCC and Sierra Standalone Projections, upon advice of Management, Barclays assumed that such projections were reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management and management of its subsidiary that is the investment adviser and manager of MCC and Sierra, respectively, as to each of MCC and Sierra’s future financial performance and that each of MCC and Sierra would perform substantially in accordance with such projections. With respect to the Sierra/MCC Projections we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of Management as to the future financial performance of Sierra and MCC on a combined basis and that Sierra will perform substantially in accordance with such projections, assuming the MCC Merger is consummated and, with respect to the Sierra Projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgements of Management as to the future financial performance of Sierra and that Sierra will perform substantially in accordance with such projections, assuming the MCC Merger is not consummated and the MCC Investment Management Agreement is terminated. Pursuant to the MDLY Special Committee’s instructions, Barclays relied upon and utilized the MDLY Projections, the MCC and Sierra Standalone Projections and the Combined Company Projections in connection with its analysis and its opinion. In arriving at its opinion, Barclays assumed no responsibility for and expressed no view as to any such projections or estimates or the assumptions on which they were based. In arriving at its opinion, Barclays did not conduct a physical inspection of the properties and facilities of MDLY and did not make or obtain any evaluations or appraisals of the assets or liabilities of MDLY. In addition, Barclays was not authorized by the MDLY Special Committee to solicit, and did not solicit, any indications of interest from any third party with respect to the purchase of all or a part of MDLY’s business. Barclays’ opinion was necessarily based upon market, economic and other conditions as they existed on, and could be evaluated as of, July 28, 2019. Barclays assumed no responsibility for updating or revising its opinion based on events or circumstances that may have occurred after July 28, 2019 or that may occur after the date of thisapplication. Barclays expressed no opinion as to the prices at which the MDLY Class A Common Stock would trade following the announcement of the proposed MDLY Merger and MCC Merger or prices at which the Sierra Common Stock would trade following consummation of the proposed MDLY Merger and/or the proposed MCC Merger whether the MCC Merger is consummated substantially concurrently with the MDLY Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Management Agreement. Barclays’ opinion should not be viewed as providing any assurance that the market value of the Sierra Common Stock to be held by the MDLY Stockholders after the consummation of the proposed MDLY Merger and/or the proposed MCC Merger will be in excess of the market value of MDLY Class A Common Stock owned by such MDLY Stockholders at any time prior to the announcement or consummation of the proposed MCC Merger and/or the proposed MDLY Merger.

Barclays assumed the accuracy of the representations and warranties contained in the proposed Amended MDLY Merger Agreement and all the agreements related thereto. Barclays did not express any opinion as to any tax or other consequences that might result from the proposed MCC Merger or MDLY Merger, nor did Barclays’ opinion address any legal, tax, regulatory or accounting matters, as to which Barclays understood MDLY had obtained such advice as it deemed necessary from qualified professionals.

In connection with rendering its opinion, Barclays performed certain financial, comparative and other analyses as summarized below. In arriving at its opinion, Barclays did not ascribe a specific range of values to the MDLY Class A Common Stock or the Sierra Common Stock but rather made its determination as to fairness, from a financial point of view, to the MDLY Public Stockholders of the Consideration to be offered to the MDLY Public Stockholders for their MDLY Class A Common Stock in the proposed MDLY Merger on the basis of various financial and comparative analyses.

In arriving at its opinion, Barclays did not attribute any particular weight to any single analysis or factor considered by it but rather made qualitative judgments as to the significance and relevance of each analysis and factor relative to all other analyses and factors performed and considered by it and in the context of the circumstances of the particular transaction. Accordingly, Barclays believes that its analyses must be considered as a whole, as considering any portion of such analyses and factors, without considering all analyses and factors as a whole, could create a misleading or incomplete view of the process underlying its opinion.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Barclays with respect to the MDLY Class A Common Stock and the Sierra Common Stock in preparing its opinion to the MDLY Special Committee:

•	selected comparable company analysis;

•	selected precedent transaction analysis; and

•	discounted cash flow analysis.

Each of these methodologies was used to generate reference per share equity value ranges for the MDLY Class A Common Stock and the Sierra Common Stock. In order to derive implied per share values in the MDLY selected comparable company analysis and the MDLY selected precedent transactions analysis, the implied equity value range for MDLY Class A Common Stock was calculated by subtracting net debt, as provided by Management, from the enterprise value of MDLY and was then divided by the number of fully diluted shares of MDLY Class A Common Stock estimated to be outstanding by Management. For purposes of the MDLY calculations, the number of MDLY Class A Common Stock estimated to be outstanding as of the closing of the MDLY Merger, per the MDLY Projections, was used to derive implied per share equity values.

In order to derive implied per share equity values in the Combined Company selected comparable company analysis and the Combined Company selected precedent transactions analysis, per the Combined Company Projections, Barclays utilized a total NAV of the Combined Company of $994 million when assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (denoted in the analyses below as “with MCC”) and $712 million when assuming that the MCC Merger is not consummated substantially concurrently with the MDLY Merger and MCC terminates the MCC Investment Management Agreement (denoted in the analyses below as “without MCC”), per the Combined Company Projections, each of which was divided, as appropriate, by the number of fully diluted Sierra Common Stock estimated to be outstanding at the MDLY Merger Effective Time of approximately 150.8 million shares with MCC and 109.3 million shares without MCC, per Management. In performing its analyses of the Combined Company’s ranges of implied per share equity value, Barclays used a price to NAV multiple analysis because BDCs like the Combined Company frequently trade based on a multiple of NAV. Based on the selected comparable company analysis, the selected precedent transaction analysis and the discounted cash flows analysis performed by Barclays with respect to the Combined Company and the exercise of Barclays’ professional judgment, Barclays utilized an implied range of price to NAV multiples of 0.8x to 1.0x in order to derive implied equity values for the Sierra Common Stock to be offered to MDLY Public Stockholders for their shares of MDLY Class A Common Stock, which was used to assess whether the implied value of the Consideration to be offered to the MDLY Public Stockholders for their shares of MDLY Class A Common Stock in the proposed MDLY Merger was within the reference per share equity value ranges of MDLY Class A Common Stock derived.

In particular, in applying the various valuation methodologies to the particular businesses, operations and prospects of MDLY and the Combined Company, and the particular circumstances of the proposed MDLY Merger and the proposed MCC Merger, Barclays made qualitative judgments as to the significance and relevance of each analysis and numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of MDLY. Such qualitative judgments and assumptions of Barclays were made following discussions with Management. Accordingly, the methodologies and the implied common equity value ranges must be considered as a whole and in the context of the narrative description of the financial analyses, including the assumptions underlying these analyses. Considering the implied common equity value ranges without considering the full narrative description of the financial analyses, including the assumptions underlying these analyses, could create a misleading or incomplete view of the process underlying, and conclusions represented by, Barclays’ opinion.

The summary of Barclays’ analyses and reviews provided below is not a complete description of the analyses and reviews underlying Barclays’ opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of analysis and review and the application of those methods to particular circumstances, and, therefore, is not readily susceptible to summary description.

For the purposes of its analyses and reviews, Barclays made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of MDLY or any other parties to the proposed transaction. No company, business or transaction considered in Barclays’ analyses and reviews is identical to MDLY, the Combined Company, the proposed MDLY Merger or the proposed MCC Merger, and an evaluation of the results of those analyses and reviews is not entirely mathematical. Rather, the analyses and reviews involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, businesses or transactions considered in Barclays’ analyses and reviews. None of MDLY, Sierra, MCC, the Combined Company, Barclays or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses and reviews and the ranges of valuations resulting from any particular analysis or review are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the value of companies, businesses or securities do not purport to be appraisals or reflect the prices at which the companies, businesses or securities may actually be sold. Accordingly, the estimates used in, and the results derived from, Barclays’ analyses and reviews are inherently subject to substantial uncertainty.

The summary of the financial analyses and reviews summarized below omits certain information, some of which would otherwise be presented in tabular or bullet format.

Selected Comparable Company Analysis

Standalone MDLY.    Barclays reviewed and compared specific financial and operating data relating to MDLY with selected companies that Barclays, based on its experience in the asset management industry, deemed comparable to MDLY.

Barclays calculated and compared various financial multiples and ratios of MDLY and the selected comparable companies. As part of its selected comparable company analysis, Barclays calculated and analyzed each company’s ratio of its then-current stock price to its 2019 and 2020 estimated earnings per share (“EPS”) (commonly referred to as a price to earnings ratio, or “P/E”), and the ratio of each company’s enterprise value (“EV”) to its 2019 and 2020 estimated earnings before interest, taxes, depreciation and amortization (“EBITDA”). The EV of each company was obtained by adding its long-term debt to the sum of the market value of its common equity and the book value of any minority interest, and subtracting its cash and cash equivalents. With respect to the alternative asset management companies included in Barclays’ selected comparable companies analysis, Barclays did not perform an analysis of such alternative asset management companies’ EV/EBITDA ratios but rather focused its analysis on the multiples it deemed most relevant based on its experience in the asset management industry. All of these calculations were performed excluding one-time and extraordinary expenses and were based on the MDLY Projections, in the case of MDLY, and publicly available financial data, in the case of each other company, in each case as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of July 26, 2019, the last full trading date prior to the delivery of Barclays’ opinion. All multiples were calculated based on a calendarized year.

The P/E ratios of the selected comparable companies resulting from this selected comparable company analysis ranged from 6.1x to 21.5x (with a median of 10.9x) for the year ended December 31, 2019 and from 4.7x to 19.6x (with a median of 10.5x) for the year ended December 31, 2020. The EV/EBITDA ratios of the selected comparable companies resulting from this selected comparable company analysis ranged from 2.8x to 16.0x (with a median of 7.3x) for the year ended December 31, 2019 and from 2.2x to 14.7x (with a median of 6.7x) for the year ended December 31, 2020.

Barclays selected the comparable companies because their businesses and operating profiles are reasonably similar to that of MDLY. However, because of the inherent differences between the business, operations and prospects of MDLY and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of MDLY and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. Based upon the selected comparable companies analysis and these judgments and using, in its professional judgment, the lower quartile of the set of comparable companies, Barclays applied multiple ranges of 7.5x to 10.0x to MDLY’s estimated EPS for the year ended December 31, 2019; 7.0x to 9.0x to MDLY’s estimated EPS for the year ended December 31, 2020; 5.5x to 7.0x to MDLY’s estimated EBITDA for the year ended December 31, 2019; and 5.0x to 6.5x to MDLY’s estimated EBITDA for the year ended December 31, 2020 and applied such ranges to the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement to calculate a range of implied equity values per share of MDLY assuming the MCC Investment Management Agreement is not terminated (denoted below as “with MCC”) and alternately assuming the MCC Investment Management Agreement is terminated (denoted below as “without MCC”). The selected comparable company analysis yielded implied equity values per share of MDLY Class A Common Stock of: $3.01 to $4.01 with MCC and $3.09 to $4.11 without MCC, when applying a multiple range of 7.5x to 10.0x to MDLY’s estimated EPS for the year ended December 31, 2019; $4.52 to $5.81 with MCC and $3.92 to $5.04 without MCC, when applying a multiple range of 7.0x to 9.0x to MDLY’s estimated EPS for the year ended December 31, 2020; $1.16 to $2.33 with MCC and $1.22 to $2.40 without MCC, when applying a multiple range of 5.5x to 7.0x to MDLY’s estimated EBITDA for the year ended December 31, 2019; and $2.07 to $3.63 with MCC and $1.61 to $3.03 without MCC, when applying a multiple range of 5.0x to 6.5x to MDLY’s estimated EBITDA for the year ended December 31, 2020.

Pro Forma Combined Company.    Barclays reviewed and compared per share stock price as a multiple of NAV of selected internally and externally managed BDCs with assets greater than $700 million that Barclays, based on its experience in the BDC industry, deemed comparable to the pro forma Combined Company.

Barclays calculated and compared per share stock price as a multiple of NAV of the selected comparable companies. All of these calculations were based on publicly available financial data, relevant company filings as of the end of each company’s most recently completed fiscal quarter prior to the delivery of Barclays’ opinion and closing stock prices as of July 26, 2019, the last trading date prior to the delivery of Barclays’ opinion.

Barclays selected the comparable companies because their businesses and operating profiles are reasonably similar to that of the Combined Company. However, because of the inherent differences between the business, operations and prospects of the Combined Company and those of the selected comparable companies, Barclays believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected comparable company analysis. Accordingly, Barclays also made qualitative judgments concerning differences between the business, financial and operating characteristics and prospects of the Combined Company and the selected comparable companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis. Based upon the selected comparable companies analysis and these judgments, Barclays applied multiple ranges of 1.10x to 1.30x and 0.85x to 0.95x to the Combined Company’s estimated NAV, per the Sierra Projections and the Sierra/MCC Projections, to calculate ranges of implied equity values per share of the Combined Company assuming that the MCC Merger is consummated substantially concurrently with the MDLY Merger (denoted below as “with MCC”) and, alternately, assuming that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement (denoted below as “without MCC”).

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Selected Precedent Transaction Analysis

Standalone MDLY.    Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent asset management transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly in the asset management industry. Barclays chose such precedent asset management transactions based on, among other things, the similarity of the applicable target companies in the transactions to MDLY with respect to the size, mix, margins and other characteristics of their businesses. Using publicly available information, Barclays calculated and analyzed multiples of the EV to EBITDA represented by the prices paid in the selected precedent transactions.

The reasons for and the circumstances surrounding each of the selected precedent asset management transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of MDLY and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and MDLY.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of EV/EBITDA multiples of 9.0x to 12.0x and applied such range to MDLY’s 2019 estimated EBITDA, per the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement, to calculate a range of implied equity values per share of MDLY Class A Common Stock. Barclays’ selected precedent transactions analysis yielded reference equity value ranges for shares of MDLY Class A Common Stock of $3.89 to $6.22 per share with MCC and of $3.98 to $6.36 per share without MCC.

Pro Forma Combined Company.    Barclays reviewed and compared the purchase prices and financial multiples paid in selected precedent BDC transactions that Barclays deemed relevant, based on its experience with merger and acquisition transactions, particularly involving BDCs. Barclays chose such precedent BDC transactions based on, among other things, the similarity of the applicable target companies in the transactions to the Combined Company with respect to the size, mix, margins and other characteristics of their businesses.

Using publicly available information, Barclays calculated and analyzed prices paid in the selected precedent transactions as a multiple of the NAV of each of the selected comparable BDCs. The reasons for and the circumstances surrounding each of the selected precedent BDC transactions analyzed were diverse and there are inherent differences in the business, operations, financial conditions and prospects of the pro forma Combined Company and the companies included in the selected precedent transaction analysis. Accordingly, Barclays believed that a purely quantitative selected precedent transaction analysis would not be particularly meaningful in the context of considering the proposed MDLY Merger. Barclays therefore made qualitative judgments concerning differences between the characteristics of the selected precedent transactions and the proposed transaction which would affect the acquisition values of the selected target companies and the Combined Company.

Based upon Barclays’ selected precedent transaction analysis and these judgments, Barclays selected a range of price to NAV multiples of 0.80x to 1.0x and applied such range to the Combined Company’s NAV, per the Sierra Projections and the Sierra/MCC Projections, to calculate a range of implied equity values per share of Sierra Common Stock. Barclays’ selected precedent transactions analysis yielded reference equity value ranges for shares of Sierra Common Stock of $5.27 to $6.59 per share with MCC and of $5.21 to $6.51 per share without MCC.

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock was within the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Discounted Cash Flow Analysis

Standalone MDLY.    In order to estimate the present value of MDLY Class A Common Stock, Barclays performed a discounted cash flow analysis of MDLY. A discounted cash flow analysis is a traditional valuation methodology used to derive an intrinsic valuation of an asset by calculating the “present value” of estimated future cash flows of the asset. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a range of discount rates that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

To calculate the estimated enterprise value of MDLY using the discounted cash flow method, Barclays added (i) MDLY’s projected after-tax unlevered free cash flows for fiscal years 2020 through 2022 based on the MDLY Projections with MCC Investment Advisory Agreement and MDLY Projections without MCC Investment Advisory Agreement to (ii) the “terminal value” of MDLY as of December 31, 2022, and discounted such amount to its present value using a range of selected discount rates ranging from 13.0% to 15.0%. The after-tax unlevered free cash flows were calculated by taking the EBITDA, (a) subtracting capital expenditures and taxes (assuming an effective tax rate of 33.2%, per Management) and (b) adjusting working capital to be equal to 25% to 30% of annual operating expenses, in each case per the MDLY Projections. The residual value of MDLY at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based on EV to EBITDA for the year ending December 31, 2022 of 5.0x to 6.5x, which was derived by analyzing the results from the MDLY selected comparable company analysis and applying such range to MDLY’s estimated 2022E EBITDA. The range of after-tax discount rates of 13.0% to 15.0% was selected based on an analysis of the weighted average cost of capital of MDLY and the selected comparable companies. Barclays then subtracted net debt from the enterprise value and divided the resulting value by the number of shares outstanding to reach a range of implied equity value. The ranges of implied equity values per share of MDLY Class A Common Stock resulting from Barclays’ discounted cash flow analysis were $3.72 to $5.74 per share with MCC and $2.64 to $4.30 per share without MCC.

Pro Forma Combined Company.    In order to estimate the present value of the Sierra Common Stock, Barclays performed a discounted cash flow analysis of the pro forma Combined Company.

To calculate the estimated equity value ranges per share of Sierra Common Stock using the discounted cash flow method, Barclays added (i) the Combined Company’s projected net investment income for fiscal years 2020 through 2022, based on the Sierra Projections and the Sierra/MCC Projections, to (ii) the “terminal value” of the Combined Company as of December 31, 2022, and discounted such amount to December 31, 2019 using a range of selected discount rates ranging from 8.0% to 10.0%. The residual value of the Combined Company at the end of the forecast period, or “terminal value,” was estimated by selecting a range of terminal value multiples based price to NAV for the year ending December 31, 2022 of 0.80x to 1.00x, which was derived by analyzing the results from the Consolidated Company selected comparable company analysis and applying such range to the Combined Company Projections. The range of after-tax discount rates of 8.0% to 10.0% was selected based on an analysis of the cost of equity of the Combined Company and the selected comparable companies. The ranges of implied equity values per share of MDLY Class A Common Stock resulting from Barclays’ discounted cash flow analysis were $6.13 to $7.67 per share with MCC and $6.29 to $7.88 per share without MCC.

Barclays noted that the implied ranges of the Consideration of $4.37 to $4.72 (with MCC) and of $4.35 to $4.70 (without MCC) to be offered to the MDLY Public Stockholders for each of their shares of MDLY Class A Common Stock in the proposed MDLY Merger, consisting of $2.96 and 0.2668 shares of Sierra Common Stock was within or exceeded the range of implied equity values per share of MDLY Class A Common Stock derived pursuant to the foregoing analyses.

Other Factors

Barclays also reviewed and considered other factors, which were not considered as part of its financial analyses in connection with rendering its opinion, but were references for informational purposes for the MDLY Special Committee, including, among other things, a historical share price analysis and a transaction premium analysis.

e.	Phase 2 — Reasons for the Mergers

i.	Sierra’s Reasons for the Mergers — Phase 2 Approval

MCC Merger and MDLY Merger

The Sierra Special Committee unanimously determined that the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger and the MDLY Merger, are advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders.

In recommending that the Sierra Board approve the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, the Sierra Special Committee considered the terms of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

●	the Mergers will increase the assets under management of the Combined Company, offering the potential for greater diversification and scale;

●	the Mergers are expected to be accretive to Sierra’s 2020E NII, 2020E ROE and NAV at March 31, 2019;

●	the Mergers offer the potential for achieving operational efficiencies and synergies;

●	the public listing of the Combined Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Combined Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

●	the Mergers will result in the internalization of management of the Combined Company, providing for greater control by the Combined Company Board and closer alignment of interests of Management and the Combined Company Stockholders;

●	the fact that the Sierra Special Committee actively negotiated the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement;

●	the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Combined Company because the Combined Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

●	the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

●	the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

●	based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the Mergers into shares of Combined Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Combined Company Stockholders;

●	the investment objectives and principal investment strategies of Sierra and MCC are similar;

●	the MCC Merger is expected to be tax-free to Sierra Stockholders;

●	the consummation of the Mergers is subject to significant conditions, including the requirement that the Mergers be approved by Sierra Stockholders; and

•	the fact that Sierra Stockholders are expected to own in excess of 50% of the Combined Company Common Stock following the consummation of the Mergers.

MDLY Merger Only

The Sierra Special Committee unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, is advisable and fair to, and in the best interests of, Sierra and the Sierra Stockholders even if the MCC Merger is not consummated.

In recommending that the Sierra Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, even if the MCC Merger is not consummated, the Sierra Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the Sierra Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to Sierra, as well as financial information prepared by Management. The Sierra Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

●	the MDLY Merger is expected to be accretive to Sierra’s 2020E NII and 2020E ROE;

●	the MDLY Merger offers the potential for achieving operational efficiencies and synergies;

●	the public listing of the Sierra/MDLY Company will provide liquidity for the Sierra Stockholders, and the market for the shares of the Sierra/MDLY Company Common Stock is likely to be superior to what would be expected if Sierra merely listed its shares;

●	the MDLY Merger will result in the internalization of management of the Sierra/MDLY Company, providing for greater control by the Board of the Sierra/MDLY Company and closer alignment of interests of Management and the Sierra/MDLY Company Stockholders;

●	the fact that the Sierra Special Committee actively negotiated the terms of the Amended MDLY Merger Agreement;

●	the renegotiation of the Tax Receivable Agreement is expected to provide benefits to the Sierra/MDLY Company because the Sierra/MDLY Company will no longer be contractually obligated to share substantially all of the tax savings associated with its tax basis step-up with Medley LLC Unitholders;

●	the financial analyses and presentations prepared by Broadhaven and its oral opinion delivered to the Sierra Special Committee on July 28, 2019, which was subsequently confirmed in writing by delivery of Broadhaven’s written opinion dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, limitations and qualifications described in its opinion, the total consideration to be paid and issued by Sierra pursuant to the Amended MDLY Merger Agreement was fair to Sierra from a financial point of view;

●	the compensation to be paid to members of Management has been reviewed by the Special Committee’s compensation consultant, which has advised that the proposed compensation is reasonable and competitive with peer companies;

●	based on the MDLY Merger Consideration to be received by Management in connection with the Mergers (as described herein), the net effect of such merger consideration will be that Management will roll over approximately 100% of their after tax proceeds in connection with the MDLY Merger into shares of Sierra/MDLY Company Common Stock, which shares will be subject to a 12-month lock-up period, which will more closely align the interests of Management and the Sierra/MDLY Company Stockholders; and

●	the consummation of the MDLY Merger is subject to significant conditions, including the requirement that the MDLY Merger be approved by Sierra Stockholders.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the Sierra Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the Sierra Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the Sierra Special Committee, the potential risks associated with the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement, the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MCC Merger and the MDLY Merger. This explanation of the Sierra Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature.

ii.	Position of Sierra as to the Fairness of the MDLY Merger

Because the proposed MDLY Merger may be deemed to be subject to the SEC rules governing “going private” transactions, and Sierra may be deemed to be an affiliate of MDLY under those rules, the Sierra Board is expressing its position as to the fairness of the proposed MDLY Merger to MDLY’s “unaffiliated security holders,” as defined under Rule 13e-3 of the Exchange Act. The Sierra Board is making the statements included in this section solely for the purpose of complying with the requirements of Rule 13e-3 and related rules under the Exchange Act.

The Sierra Board believes that the MDLY Merger (which is the Rule 13e-3 transaction for which a Schedule 13E-3 Transaction Statement will be filed with the SEC) is fair to the unaffiliated MDLY Stockholders on the basis of the factors described below. The Sierra Board did not participate in the deliberations of the MDLY Special Committee regarding, or receive advice from the MDLY Special Committee’s legal or financial advisors as to, the fairness of the proposed MDLY Merger. The Sierra Board has not performed, or engaged a financial advisor to perform, any valuation or other analysis for the purpose of assessing the fairness of the MDLY Merger to the unaffiliated MDLY Stockholders.

Based on the knowledge and analysis by the Sierra Board of available information regarding MDLY, as well as discussions with MDLY’s senior management regarding MDLY and its business and the factors considered by, and the analysis and resulting conclusions of the MDLY Board discussed in the amended Joint Proxy Statement/Prospectus, in “— MDLY’s Reasons for the Mergers — Phase 2 Approval” the Sierra Board believes that the MDLY Merger is substantively and procedurally fair to the unaffiliated MDLY Stockholders. In particular, the Sierra Board believes that the MDLY Merger is fair to the unaffiliated MDLY Stockholders based on its consideration of the following factors, among others, which are not presented in any relative order of importance.

Procedural fairness. The Sierra Board took into account the procedures implemented to provide for procedural fairness, including:

●	the appointment of a special committee of the MDLY Board and the authority of the MDLY Special Committee to negotiate and reject or recommend approval of the MDLY Merger and the terms of the Amended MDLY Merger Agreement;

●	the independence of the members of the MDLY Special Committee and the fact that its members are outside, non-employee directors of the MDLY Board and are not affiliated with Sierra or with the members of the Sierra Special Committee or the Sierra Board;

●	the belief that the members of the MDLY Special Committee do not have any interests in the MDLY Merger different from, or in addition to, those of the unaffiliated MDLY Stockholders, other than the members’ receipt of board and special committee compensation in connection with their evaluation of the MDLY Merger and continued indemnification and liability insurance for such directors following the completion of the MDLY Merger for certain claims and liabilities arising from their actions taken prior to the MDLY Merger Effective Time;

●	the fact that neither the MDLY Special Committee nor the MDLY Board had any obligation to approve the MDLY Merger;

●	the MDLY Special Committee’s engagement of, and reliance on, their own independent, experienced, third-party advisors, including financial and legal advisors;

●	the understanding that the MDLY Special Committee has received or will receive an opinion from its financial advisor as to the fairness, from a financial point of view, of the consideration to be offered to the unaffiliated MDLY Stockholders for their MDLY Class A Common Stock, as of the date of the opinion and based upon and subject to the qualifications, limitations and assumptions stated therein, understanding that the Sierra Board is not entitled to rely upon that opinion;

●	that the MDLY Board, based on the recommendation of the MDLY Special Committee, approved the MDLY Merger and concluded that the MDLY Merger is in the best interests of all MDLY Stockholders, including the unaffiliated MDLY Stockholders; and

●	the fact that Sierra did not influence or participate in MDLY’s deliberative process.

Substantive fairness. The Sierra Board considered factors relating to the substantive fairness of the MDLY Merger to MDLY Stockholders, including:

●	the fact that the MDLY Merger Consideration and the other terms and conditions of the MDLY Merger were the result of extensive arms’ length negotiations among the Sierra Special Committee, the MDLY Special Committee, and their respective independent legal and financial advisors;

●	the fact that the terms and conditions of the Amended MDLY Merger Agreement provide certain protections for MDLY and MDLY Stockholders, specifically the inclusion of (i) provisions that allow MDLY and its representatives to engage in negotiations or substantive discussions, subject to certain procedural requirements, with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposal either constitutes or could reasonably be expected to lead to MDLY Merger Superior Proposal; (ii) provisions that provide the MDLY Board the right in certain circumstances to terminate the Amended MDLY Merger Agreement if failure to terminate would be inconsistent with the fiduciary duties of the MDLY Board, subject to the payment of a market termination fee; and (iii) provisions that allow MDLY to compel specific enforcement of the Amended MDLY Merger Agreement; and

●	the availability of appraisal rights under the DGCL to MDLY Stockholders who follow the procedures and satisfy the conditions set forth in Section 262 of the DGCL.

Value fairness. The Sierra Board also considered factors relating to the value of the MDLY Merger Consideration to be received by MDLY Stockholders, including:

●	the nature of the MDLY Merger Consideration, which includes (a) the right of MDLY Class A stockholders, other than Medley LLC Unitholders, to receive (i) 0.2668 shares of Sierra Common Stock plus (ii) cash in an amount equal to $2.96 per share, and (b) the right of Medley LLC Unitholders to receive (i) 0.2072 shares of Sierra Common Stock plus (ii) cash in an amount equal to $2.66 per share;

●	the opinion of its financial advisor which conducted a series of financial analyses to determine a valuation of MDLY Class A Common Stock.;

●	that the aggregate stock and cash consideration to be received by MDLY Class A stockholders, other than Medley LLC Unitholders, in the MDLY Merger for their shares of MDLY Class A Common Stock will be greater than the aggregate stock and cash consideration to be received by the affiliated MDLY Stockholders for their shares of MDLY Class A Common Stock;

●	the Sierra Board’s view that MDLY’s future performance and prospects if MDLY remained a stand-alone company would be adversely affected by its lack of scale as compared to competing alternative asset managers; and

●	the continued costs and risks to, and potential liabilities of, MDLY related to ongoing compliance as an SEC reporting company.

Negative Factors. In addition to the positive factors above, the Sierra Board also considered certain potentially negative factors, including, but not limited to:

●	the fact that the exchange ratio for shares of MDLY Class A Common Stock into shares of Sierra Common Stock is fixed, and that the unaffiliated MDLY Stockholders may be adversely affected by declines in the value of the Sierra Common Stock after the execution of the Amended MDLY Merger Agreement;

●	the risk that the MDLY Merger may not be completed and the resulting adverse effect of an announcement of the termination of the Amended MDLY Merger Agreement on the market price for MDLY Class A Common Stock;

●	the risk that the Sierra Common Stock received by MDLY Stockholders may trade at a discount to NAV;

●	the substantial costs to be incurred by MDLY in connection with the MDLY Merger, whether or not the MDLY Merger is completed; and

●	the fact that there is no requirement that a majority of the unaffiliated MDLY Stockholders approve the MDLY Merger and that as a class they hold only 2.25% of the outstanding voting stock of MDLY.

iii.	MCC’s Reasons for the Mergers — Phase 2 Approval

The MCC Special Committee unanimously determined that the Amended MCC Merger Agreement and the transactions contemplated thereby, including, without limitation, the MCC Merger, are advisable and fair to, and in the best interests of, MCC and the MCC Stockholders.

In recommending that the MCC Board approve the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, the MCC Special Committee considered the terms of the Amended MCC Merger Agreement and the other transactions and agreements relating hereto. As part of its evaluation, the MCC Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MCC, as well as financial information prepared by Management. The MCC Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	the value of the MCC Merger Consideration to be received by the MCC Stockholders in the MCC Merger;

●	the fact that, since the MCC Merger Consideration will be paid in shares of Sierra Common Stock, the MCC Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company and future appreciation in the value of such shares following the Mergers should they determine to retain the shares of Sierra Common Stock payable in the MCC Merger;

●	the MCC Merger is expected to result in an estimated accretion of between 25.83% to 28.3% of NII per share of MCC Common Stock for MCC Stockholders assuming flat MDLY earnings and an estimated accretion of between 35.6% to 38.31% assuming projected MDLY earnings;

●	MCC Stockholders (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members) are expected to experience an estimated accretion of between 3.91% to 6.54% of NAV per share (taking into account the Settlement Distribution) as a result of the MCC Merger;

●	the potential accretion in stock value for MCC Stockholders given the expected potential trading values of the Combined Company Common Stock and in light of the current NAV discount at which MCC trades;

●	the MCC Merger is expected to be tax-free to MCC Stockholders; and

●	the financial presentation of Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”) to the MCC Special Committee, dated July 28, 2019, and the opinion of Sandler O’Neill to the MCC Special Committee, dated July 28, 2019, to the effect that, as of that date and based upon and subject to various assumptions, matters considered and limitations described in its opinion, the MCC Merger Consideration, taken together with the Settlement Distribution, was fair, from a financial point of view, to holders of MCC Common Stock (other than Sierra, MDLY, and their respective affiliates and those holders of MCC Common Stock who are not Eligible Class Members), which opinion is described in the section entitled “Opinion of Financial Advisor to the MCC Special Committee.”

Strategic and Business Considerations

●	the fact that the MCC Special Committee had the authority to not recommend that the MCC Board approve the Amended MCC Merger Agreement and the MCC Board would have been precluded from approving the Amended MCC Merger Agreement under those circumstances;

●	the fact that the MCC Special Committee had the authority to recommend that MCC terminate the MCC Merger Agreement;

●	the financial, business and stock price challenges of remaining a standalone company;

●	the Combined Company should have greater scale for investment and financing flexibility (potential improvement in credit rating could result in lower funding costs and improved access to capital over time);

●	the Combined Company would have a more diversified balance sheet;

●	the Combined Company would have less relative exposure to non-accruing loans;

●	the internalization better aligns the incentives of Management with the MCC Stockholders as well as provides greater transparency into Management’s structure;

●	the Combined Company should have potential earnings enhancement over time through ownership of an asset management subsidiary;

●	the Combined Company would be expected to have a significantly greater market capitalization and thus increased potential liquidity for MCC Stockholders;

●	the Combined Company would be expected to be the 13th largest publicly traded BDC compared to MCC, which currently is the 20th largest BDC;

●	BDCs with internal management structures have tended to trade at less of a discount than externally managed BDCs;

●	the transaction should simplify the current structure of cross-ownership and management of MCC and Sierra;

●	the go-shop process is expected to provide the opportunity for a market check of the economic terms of the MCC Merger; and

●	the terms and conditions of the Amended MCC Merger Agreement, as discussed in the section entitled “The Description of the Amended MCC Merger Agreement,” which the MCC Special Committee after consulting with its legal advisors considered to be reasonable.

In the course of reaching the determinations and decisions and making the recommendation described above, the MCC Special Committee considered the risks and challenges relating to the Mergers, including the following material items:

●	the fact that the MCC Merger Consideration and a portion of the Settlement Distribution to be received by the MCC Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio range and that the value of the MCC Merger Consideration may decline either before or after the MCC Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MCC Stockholders to the risks of an equity investment in Sierra Common Stock;

●	the Combined Company has not traded before and it could trade at a significant discount;

●	although the combined portfolio may be more diversified and have a lower percentage of non-accruing loans, the Combined Company would still have the same management team as before and MCC has experienced significant declines in NAV and NII under the management team;

●	uncertainties about MDLY’s ability to grow business (and earnings) as a captive asset manager;

●	there would be a dilution in MCC Stockholders’ influence (MCC Stockholders would own approximately 26.8% to 27.3% of the Combined Company);

●	the fact that not all of the conditions to the MCC Merger Closing, including SEC approval, court approval, and the required stockholder approvals, are within the parties’ control;

●	the substantial costs to be incurred by MCC in connection with the Amended MCC Merger Agreement and the other transactions contemplated thereby, regardless of whether the MCC Merger is consummated;

●	the risks and benefits of pursuing an alternative that did not include the Settlement Fund and settlement of the MCC Stockholder Action;

●	the risk that the announcement and pendency of the MCC Merger could result in the disruption of MCC’s business, including the possible diversion of Management attention and potential adverse effects on MCC’s business relationships; and

●	the challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MCC Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MCC Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MCC Special Committee, the potential risks associated with the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger, were favorably offset by the potential benefits of the Amended MCC Merger Agreement and the transactions contemplated thereby, including the MCC Merger. This explanation of the MCC Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature.

iv.	The Medley Affiliates’ Reasons for the MDLY Merger — Phase 2 Approval

The Medley Affiliates unanimously determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby (whether or not the Amended MCC Merger Agreement and the transactions contemplated thereby are approved), are advisable and fair to, and in the best interests of, the MDLY Stockholders. As part of its evaluation, the Medley Affiliates considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. In that regard, the Medley Affiliates took into account a number of reasons, including, among others:

●	the Mergers are expected to be accretive to the Combined Company’s NII, ROE, and NAV over time;

●	the Mergers are expected to create a single, larger, more diversified balance sheet for the Combined Company;

●	the Mergers have the potential to increase share trading liquidity for stockholders of Sierra, MCC and MDLY;

●	the Mergers offer the potential for achieving cost savings, operational efficiencies and synergies; and

●	the Mergers will simplify the overall corporate structure and more closely align the interests of Management and all constituent stockholders, providing the potential for an increase in valuation comparable to internally managed BDC peers.

v.	MDLY’s Reasons for the Mergers — Phase 2 Approval

The MDLY Special Committee unanimously determined, and recommended the MDLY Board determine, that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders.

The MDLY Board and the Medley Affiliates determined that the Amended MDLY Merger Agreement and the transactions contemplated thereby, including, without limitation, the Amended MDLY Merger are advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders. The MDLY Board and the Medley Affiliates were able to reach their fairness determination as to the MDLY unaffiliated security holders in light of the fact that, among other things, all of the MDLY unaffiliated security holders and certain non-management affiliates of MDLY will receive the same dollar amount per share for their MDLY Class A Common Stock. The MDLY Board was able to reach its fairness determination as to unaffiliated security holders by adopting the determinations of the MDLY Special Committee.

In making its recommendation to the MDLY Board, the MDLY Special Committee expressly relied upon, among other things, the Barclays fairness opinion, subject to the qualifications, limitations and assumptions stated therein, together with the analyses and conclusions of Barclays in issuing its fairness opinion, including the comparable company, comparable transaction and discounted cash flow analyses (based on the MDLY Projections) contained therein, and the other factors considered and reviewed for informational purposes (including, without limitation, the historical share price analysis and transaction premium analysis), as further described in “—Summary of Financial Presentation by Barclays, dated July 28, 2019, to the MDLY Special Committee.”

Each of the factors set forth above were important to MDLY and the Medley Affiliates in determining the fairness of the transaction to the MDLY unaffiliated security holders. With respect to whether the consideration offered to MDLY unaffiliated security holders constitutes fair value, MDLY believes that the factors that are described above constitute an analysis of whether the consideration offered to unaffiliated security holders constitutes fair value in relation to current market prices, historical market prices and going concern value. Moreover, while net book value was considered as a data point, MDLY did not consider its net book value on a stand-alone basis in considering the fairness of the transaction due to the fact that MDLY’s business is based on fee income rather than asset value. MDLY did not consider liquidation value as liquidating the company was not considered.

In recommending that the MDLY Board approve the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, the MDLY Special Committee considered the terms of the Amended MDLY Merger Agreement and the other transactions and agreements relating thereto. As part of its evaluation, the MDLY Special Committee considered the financial terms, risks/challenges, timing and uncertainties of alternatives available to MDLY, as well as financial information prepared by Management. The MDLY Special Committee consulted with outside financial and legal advisors and Management, and took into account a number of reasons, including, among others:

Financial Considerations

●	The aggregate value and composition of the MDLY Merger Consideration to be received by the MDLY Stockholders in the MDLY Merger, including the fact that upon completion of the MDLY Merger, the unaffiliated MDLY Stockholders would receive $2.96 per share and Management would receive $2.66 per share, plus both the unaffiliated MDLY Stockholders and Management would receive 0.2668 shares of Sierra Common Stock per share of MDLY Class A Common Stock and 0.2072 shares of Sierra Common Stock per share of MDLY Class A Common Stock, respectively.

●	The fact that a significant portion of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger will be paid in cash, giving the unaffiliated MDLY Stockholders an opportunity to immediately realize value for a portion of their investment and providing certainty of value with respect to the cash portion of the MDLY Merger Consideration to be paid to the unaffiliated MDLY Stockholders.

●	The fact that, since the stock portion of the MDLY Merger Consideration will be paid in shares of Sierra Common Stock, the MDLY Stockholders would have the opportunity to participate in any future earnings and growth of the Combined Company, or the Sierra/MDLY Company, as applicable, and future appreciation in the value of such shares following the MDLY Merger should they determine to retain the shares of Sierra Common Stock payable in the MDLY Merger.

●	The fact that the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger, if the Mergers are consummated, represented a premium to market of approximately 98%, assuming a NAV multiple of 1.00x for Sierra (approximately 83.5%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for MDLY Class A Common Stock on July 26, 2019 (the last trading day prior to announcement of the MDLY Merger), and a premium to market of approximately 82%, assuming a NAV multiple of 1.00x for Sierra (approximately 68%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for MDLY Class A Common Stock for the period ended July 26, 2019. If the MDLY Merger is consummated, but the MCC Merger is not consummated, the total implied value of the MDLY Merger Consideration to be received by the unaffiliated MDLY Stockholders in the MDLY Merger represented a premium to market of approximately 97%, assuming a NAV multiple of 1.00x for Sierra (approximately 83%, assuming a NAV multiple of 0.80x for Sierra), based on the closing share price of $2.38 for MDLY Class A Common Stock on July 26, 2019, and a premium to market of approximately 81%, assuming a NAV multiple of 1.00x for Sierra (approximately 67.5%, assuming a NAV multiple of 0.80x for Sierra), based on the 90-day VWAP for MDLY Class A Common Stock for the period ended July 26, 2019.

●	The fairness presentation by Barclays and its oral opinion delivered to the MDLY Special Committee on July 28, 2019 (which was subsequently confirmed in writing by delivery of Barclays’ written opinion dated July 28, 2018), that, as of such date, and based upon and subject to the qualifications, limitations and assumptions stated in its opinion, from a financial point of view, the Consideration (as defined below) to be offered to the non-management holders of MDLY Class A Common Stock in the proposed MDLY Merger, assuming, at the instruction of the MDLY Special Committee that the MCC Merger is consummated substantially concurrently with the MDLY Merger and alternatively, assuming, at the instruction of the MDLY Special Committee, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Management Agreement, is fair to such stockholders, including, without limitation, the comparable company analysis, comparable transaction analysis and discounted cash flow analysis performed by Barclays. In addition, Barclays considered and reviewed with the MDLY Special Committee other factors for informational purposes, including, among other things, the Historical Stock Price Analysis and Transaction Premium Analysis, as further described in “Summary of Financial Presentation by Barclays, dated July 28, 2019, to the MDLY Special Committee — Summary of Material Financial Analyses.”

●	The fact that the MDLY Special Committee identified additional sources of value for the unaffiliated MDLY Stockholders, including that the Medley LLC Unitholders agreed to forfeit all of the benefits to which they otherwise would be entitled under the Tax Receivable Agreement in order to increase the amount of consideration available to the unaffiliated MDLY Stockholders.

●	The fact that the MDLY Special Committee successfully negotiated additional consideration to be paid only to unaffiliated MDLY Stockholders in the form of additional cash and shares of Sierra Common Stock.

●	The belief of the MDLY Special Committee that its negotiations had resulted in the highest price per share for the unaffiliated MDLY Stockholders compared to Management and that MCC and Sierra would support.

Thorough Review of Strategic Alternatives

●	The fact that MDLY had carefully considered and evaluated, with the assistance of Management and legal and financial advisors, various potential strategic alternatives, including the robust and extensive sales processes to date run by MDLY.

●	The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that soliciting interest from additional third parties would be unlikely to lead to a better offer and could lead to the loss of the offer in connection with the proposed MDLY Merger.

●	The fact that, following the execution of the MDLY Merger Agreement on August 9, 2018, only one party submitted an expression of interest regarding a potential acquisition of MDLY, which expression of interest was conditioned on, but did not receive, the support of the Medley LLC Unitholders, and valued MDLY, on a per share basis, at less than the value of the MDLY Merger Consideration.

●	The belief of the MDLY Special Committee (which belief was formed after consultation with Management and legal and financial advisors) that the process conducted by MDLY has resulted in the highest price reasonably available to the unaffiliated MDLY Stockholders, including any standalone options.

Strategic and Business Considerations

●	The fact that the MDLY Special Committee, comprising independent, non-employee directors of the MDLY Board, and with the assistance of independent, experienced, third party financial and legal advisors, had the authority to negotiate and reject or recommend approval of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger.

●	The fact that the MDLY Special Committee had the authority to not recommend that the MDLY Board approve the Amended MDLY Merger Agreement and the MDLY Board would have been precluded from approving the Amended MDLY Merger Agreement under those circumstances.

●	The benefits to the Combined Company, or the Sierra/MDLY Company, as applicable, that could result from the Mergers or the MDLY Merger, as applicable, including increased assets under management of the Combined Company or the Sierra/MDLY Company, as applicable, and the associated potential for greater diversification and scale.

●	The fact that the Sierra Investment Advisory Agreement and the MCC Investment Management Agreement are renewed annually, renewal effectively requires, and termination of the agreements are effectively subject only to, the approval of the independent directors of Sierra and MCC, and their terms provide a certain degree of leverage to Sierra and MCC given their relative importance to MDLY.

●	The fact that MDLY Stockholders will have an ability to participate in the future growth of the Combined Company or the Sierra/MDLY Company, as applicable, including any future upside in the stock price and potential synergies expected to result from the Mergers or the MDLY Merger, as applicable.

●	The likelihood of obtaining regulatory approvals, including an exemptive order from the SEC granting relief to Sierra, MCC and MDLY under the Investment Company Act to the extent necessary to consummate the Mergers or the MDLY Merger, as applicable, and to thereafter operate as an internally managed BDC.

Terms of the Merger Agreement

●	The terms of the Amended MDLY Merger Agreement were the result of extensive arm’s length negotiations among Management, the MDLY Special Committee and the Sierra Special Committee.

●	The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits MDLY and its representatives to engage in negotiations or substantive discussions with parties making competing proposals during the pendency of the Go-Shop Period at MCC without the MDLY Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal, and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the MDLY Board.

●	The fact that the Amended MDLY Merger Agreement permits the MDLY Board (at the direction of the MDLY Special Committee) to change its recommendation that the MDLY Stockholders vote in favor of the adoption of the Amended MDLY Merger Agreement in response to certain acquisition proposals, if the MDLY Board (at the direction of the MDLY Special Committee) determines that failure to change its recommendation could reasonably be expected to be inconsistent with its fiduciary duties, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

●	The fact that the MDLY Board could terminate the Amended MDLY Merger Agreement to accept a “superior proposal” from a third party, subject to certain procedural requirements set forth in the Amended MDLY Merger Agreement.

●	The payment of a reasonable termination fee equal to $3,000,000 by MDLY or Sierra in certain instances following termination of the Amended MDLY Merger Agreement.

●	The fact that appraisal rights would be available to MDLY Stockholders who comply with all of the required procedures under the DGCL, which allows such holders to seek appraisal of the fair value of their shares as determined by the Delaware Court of Chancery.

●	The fact that the consummation of the MDLY Merger is not conditioned on the consummation of the MCC Merger.

The MDLY Special Committee also considered certain potentially negative factors in its deliberations concerning the MDLY Merger, including, but not limited to, the following:

●	The fact that the amount of the MDLY Merger Consideration to be paid to the MDLY Stockholders pursuant to the Amended MDLY Merger Agreement is less than the consideration that would have otherwise been paid to the MDLY Stockholders pursuant to the MDLY Merger Agreement.

●	The fact that the Sierra Special Committee reduced the amount of the MDLY Merger Consideration it offered to pay to the MDLY Stockholders to account for the ultimate financial impact of any potential settlement fund relating to the MCC Stockholder Action payable to those MCC Stockholders who are Eligible Class Members pursuant to the terms of the Settlement.

●	The fact that a significant portion of the MDLY Merger Consideration to be paid to MDLY Stockholders will be paid in cash and, with respect to that portion of the consideration, the MDLY Stockholders will not participate in the future growth of the Combined Company or the Sierra/MDLY Company, as applicable.

●	The fact that the MDLY Merger will not be treated as a tax-free reorganization.

●	The fact that the stock portion of the MDLY Merger Consideration to be received by the MDLY Stockholders will consist of Sierra Common Stock based on a fixed exchange ratio and that the value of the stock portion of the MDLY Merger Consideration may decline either before or after the MDLY Special Meeting and there will be no adjustment to the exchange ratio, thereby exposing the MDLY Stockholders to the risks of an equity investment.

●	The uncertainty as to the price at which the Sierra Common Stock will trade as of the consummation of the MDLY Merger.

●	The fact that consummation of the MDLY Merger is not conditioned on the approval of a majority of the unaffiliated MDLY Stockholders.

●	The fact that, while members of Management will own approximately 3.4% of the shares of the Combined Company Common Stock (4.8% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time, the unaffiliated MDLY Stockholders would hold only approximately 1.1% of the shares of the Combined Company Common Stock (1.5% of the shares of the Sierra/MDLY Company Common Stock, as applicable) immediately following the MDLY Merger Effective Time.

●	The fact that the Amended MDLY Merger Agreement precludes MDLY from actively soliciting competing proposals and MDLY may not terminate the Amended MDLY Merger Agreement to accept a competing proposal from a third party unless the MDLY Board (or the MDLY Special Committee) has determined in good faith (after consultation with its outside financial advisor and legal counsel) that the competing proposal constitutes a superior proposal and after providing notice, as applicable, and entering into good faith negotiations with Sierra, in which case MDLY would be required to pay the termination fee.

●	The fact that, subject to certain procedural requirements set forth therein, the Amended MDLY Merger Agreement permits Sierra and its representatives to engage in negotiations or substantive discussions with parties making competing proposals, including proposals made by third parties to become the primary investment manager of Sierra during the pendency of the Go-Shop Period at MCC without the Sierra Board being required to make a determination as to whether such competing proposal either constitutes a superior proposal or could reasonably be expected to lead to a superior proposal and that failure to consider such competing proposal could reasonably be expected to be inconsistent with the fiduciary duties of the Sierra Board.

●	The fact that MCC will be permitted to actively solicit competing proposals during the Go-Shop Period and the risks associated with a termination of the Amended MCC Merger Agreement.

●	The risks associated with consummating the MDLY Merger in the event that the MCC Merger is not consummated substantially concurrently therewith.

●	The fact that not all of the conditions to the MDLY Merger Closing, including the required stockholder approvals, are within the parties’ control.

●	The fact that the Amended MDLY Merger Agreement contains certain restrictions on the ability of MDLY to conduct its business in the period between signing and closing, so that Sierra’s consent is required in respect of certain corporate actions, the entry into certain contracts, the acquisition or disposition of material assets, certain compensation actions, and other matters.

●	The substantial costs to be incurred by MDLY in connection with the Amended MDLY Merger Agreement and the other transactions contemplated thereby, regardless of whether the MDLY Merger is consummated.

●	The risk that the announcement and pendency of the MDLY Merger could result in the disruption of MDLY’s business, including the possible diversion of Management and employee attention, potential employee attrition and potential adverse effects on MDLY’s business relationships.

●	The challenges inherent in the combination of three businesses, including the risk that integration of the three companies may take more time or be more costly than anticipated, and the risk that cost savings, synergies and other benefits expected to be obtained may not be fully or timely realized.

The MDLY Special Committee considered the factors taken into account by Barclays in issuing its fairness opinion. In determining the MDLY Merger is advisable and fair to, and in the best interests of, MDLY and the unaffiliated MDLY Stockholders, the MDLY Special Committee expressly adopted the analysis and conclusions of Barclays in issuing its fairness opinion as part of its considerations in making such determination. See “Summary of Financial Presentation by Barclays, dated July 28, 2019, to the MDLY Special Committee” and “Summary of Financial Presentation by Barclays, dated July 28, 2019, to the MDLY Special Committee” for a summary of the factors used by Barclays in issuing its fairness opinion.

In view of the variety of factors and the amount of information considered, as well as the complexity of that information, the MDLY Special Committee did not find it practicable to, and did not, quantify, rank or otherwise assign relative weights to the specific factors it considered in reaching its decisions. In addition, individual members of the MDLY Special Committee may have given different weight to different factors. The above factors are not listed in any particular order of priority. In the judgment of the MDLY Special Committee, the potential risks associated with the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger, were favorably offset by the potential benefits of the Amended MDLY Merger Agreement and the transactions contemplated thereby, including the MDLY Merger. This explanation of the MDLY Special Committee’s reasoning, and all other information presented in this section, is forward-looking in nature.

f.	The MCC “Go-Shop” Process

After the meeting of the MCC Special Committee on July 29, 2019, the MCC Special Committee finalized its engagement letter with Houlihan Lokey pursuant to which the MCC Special Committee retained Houlihan Lokey to assist in soliciting, evaluating and potentially entering into negotiations with parties that could make Competing Proposals under the Amended MCC Merger Agreement.

On the same day, at the direction of the MCC Special Committee, Houlihan Lokey began contacting potential counterparties to an alternative transaction with MCC in connection with the go-shop process.

During the Go-Shop Period, Houlihan Lokey contacted 194 potential buyers and strategic partners, including Party A and Party B, to solicit interest in making a proposal, resulting in 27 parties executing non-disclosure agreements with MCC. These parties were provided access to certain information regarding MCC.

Over the next several weeks, seven parties submitted initial indications of interest with a total of 12 proposals. Following discussions between these parties and Houlihan Lokey, three of these parties, including Party A and Party B, submitted revised indications of interest with a total of four proposals.

On September 26, 2019, Party A submitted a further revised indication of interest proposing, among other things, that: (i) MCC enter into an external investment advisory agreement with an affiliate of Party A; (ii) Party A contribute a minimum of $30 million of cash in exchange for shares of MCC valued at 80% of MCC’s current fair market value (“FMV”); and (iii) a Party A affiliate contribute a manager premium of up to 6.5% of gross investments (valued at 80% of MCC’s current FMV) or $20 million of cash, whichever is lower, to MCC Stockholders in the form of a special distribution (the “Party A Proposal”).

Also on September 26, 2019, Party B submitted a further revised indication of interest proposing that MCC enter into an external investment advisory agreement with a whollyowned subsidiary of Party B and Party B make an $82 million cash contribution to MCC in the form of: (i) a $65 million cash equity investment in exchange for a number of newly issued shares of MCC valued at 70% of MCC’s NAV per share immediately prior to the mailing of a proxy statement for the proposed transaction; and (ii) $17 million in cash for payment of a special distribution to MCC Stockholders as of the record date set forth in a proxy statement for the proposed transaction (the “Party B Proposal”). The Party B Proposal was accompanied by draft investment management, registration rights and stock purchase agreements.

Later on September 26, 2019, the MCC Special Committee met telephonically, with representatives of Houlihan Lokey and Kramer Levin present, to consider the Party A Proposal and the Party B Proposal. In comparing the Party A Proposal and the Party B Proposal and the transactions contemplated by the Amended MCC Merger Agreement, the MCC Special Committee considered that neither Party A nor Party B had yet secured committed debt financing (which was indicated to be necessary for consummation of the proposals). The MCC Special Committee also considered the various contingencies necessary for the MCC Merger to be consummated and their likelihood of being satisfied, including required receipt of an SEC exemptive order. Representatives of Kramer Levin discussed with the MCC Special Committee their fiduciary duties in the context of the go-shop process.

Later that evening, the MCC Special Committee met telephonically again and, following discussion and after consultation with representatives of Houlihan Lokey and Kramer Levin, the MCC Special Committee determined in good faith that each of the Party A Proposal and the Party B Proposal could reasonably be expected to lead to a Superior Proposal such that Party A and its affiliates and Party B and its affiliates each qualified as Excluded Parties under the Amended MCC Merger Agreement.

Late in the evening on September 26, 2019, Houlihan Lokey spoke with Party A. Houlihan Lokey relayed to Party A the MCC Special Committee’s determination regarding its status as an Excluded Party. Houlihan Lokey also shared specific points in the Party A Proposal that could be improved, including the financial terms of the proposal and reducing financing contingency risk. Houlihan Lokey also spoke with Party B. Houlihan Lokey relayed to Party B the MCC Special Committee’s determination regarding its status as an Excluded Party. Houlihan Lokey also shared specific points in the Party B Proposal that could be improved, including certain financial terms of the proposal and reducing financing contingency risk.

On September 27, 2019, as required by the Amended MCC Merger Agreement, MCC delivered written notice to Sierra of the MCC Special Committee’s determination that Party A and its affiliates and Party B and its affiliates each were designated as Excluded Parties.

On September 30, 2019 and October 4, 2019, representatives of Houlihan Lokey sent to representatives of Party A drafts of an investment management agreement and stock purchase agreement, respectively. On September 30, 2019 representatives of Houlihan Lokey sent to representatives of Party B a revised draft of the investment management agreement. On October 4, 2019, representatives of Houlihan Lokey sent to representatives of Party B further revised drafts of the investment management agreement and stock purchase agreement.

On October 3, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin to continue to consider the Party A Proposal and the Party B Proposal. At the request of the MCC Special Committee, representatives of Houlihan Lokey provided an update on each party’s due diligence and efforts to secure committed financing for their respective proposals. Representatives of Houlihan Lokey reported that, despite continuing negotiations, there had been no changes to the financial terms of each party’s proposal.

In connection with the MCC Special Committee’s evaluation of both the Party A Proposal and the Party B Proposal, representatives of Kramer Levin requested certain information on behalf of the MCC Special Committee as contemplated by Section 15(c) of the 1940 Act. On October 5, 2019, both Party A and Party B’s respective responses to the 15(c) request letter and accompanying exhibits were provided to the MCC Special Committee.

On October 7, 2019, the MCC Special Committee (including as part of its 15(c) review process) held an in-person meeting with representatives of Party A to discuss the Party A Proposal with representatives of Houlihan Lokey and Kramer Levin in attendance.

Later on October 7, 2019, the MCC Board met telephonically with representatives of Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Kramer Levin provided the MCC Board with an update on the go-shop process, including an overview of the Party A Proposal and the Party B Proposal.

On October 8, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin to further consider the Party A Proposal and the Party B Proposal. Although neither Party A nor Party B had provided revised offers, the MCC Special Committee discussed with representatives of Houlihan Lokey the possibility that the financial terms of each of the Party A Proposal and the Party B Proposal may worsen in light of ongoing due diligence by and negotiations with Party A and Party B, respectively.

On October 10, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin. Representatives of Houlihan Lokey provided an update on their latest discussions with Party A and Party B, including the current financial terms of their respective proposals and the status of each party’s due diligence and efforts to secure committed financing. The MCC Special Committee observed that neither Party A nor Party B had provided revised offers nor revised drafts of any transaction documents. Later on October 10, 2019, the MCC Board met telephonically with representatives of Houlihan Lokey, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Houlihan Lokey and Kramer Levin provided the Board with an update on the go-shop process.

On October 11, 2019, the MCC Special Committee met telephonically with representatives of Houlihan Lokey and Kramer Levin. Representatives of Houlihan Lokey stated that neither Party A nor Party B had submitted a revised offer or evidence of financing contingencies being sufficiently addressed. After discussion with representatives of Houlihan Lokey and Kramer Levin, the MCC Special Committee did not find that the Party A Proposal or the Party B Proposal constituted a Superior Proposal. Later on October 11, 2019, the MCC Board met telephonically with representatives of Houlihan Lokey, Kramer Levin, Eversheds Sutherland and MCC management in attendance. Representatives of Houlihan Lokey and Kramer Levin reviewed the financial and other terms reflected in the Party A Proposal and the Party B Proposal. The MCC Special Committee informed the MCC Board that, after extensive negotiations with these parties, and after consulting with its independent financial and legal advisors, the MCC Special Committee did not find that either of the proposals constituted a Superior Proposal.

In accordance with the terms of the Amended MCC Merger Agreement, on October 12, 2019, MCC sent Party A and Party B waivers of the standstill provisions contained in their non-disclosure agreements with respect to proposals for consensual transactions. Also on October 12, 2019 and October 24, 2019, MCC sent substantially similar waivers to two other parties that entered into non-disclosure agreements with MCC in connection with the go-shop process.

B.	Legal Analysis

As discussed above, pursuant to the DGCL, upon consummation of the MDLY Merger, all the property, rights, privileges and powers of MDLY and Merger Sub shall be vested in Merger Sub as the surviving company, and all debts, liabilities and duties of MDLY shall become the debts, liabilities and duties of Merger Sub. In addition, upon consummation of the MCC Merger, Sierra will acquire all of the property of MCC. These transactions could be deemed to require relief from Section 12(d)(3), 17(a) or 57(a) under the 1940 Act.

1.	Sections 57(a)(1), (2) and (4)

a.	Applicable Law

In relevant part, Section 57(a) makes it unlawful for any person related to a BDC in a manner described in Section 57(b), acting as principal,

(1) knowingly to sell any security or other property to such business development company or to any company controlled by such business development company, unless such sale involves solely (A) securities of which the buyer is the issuer, or (B) securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities; [and]

(2) knowingly to purchase from such business development company or from any company controlled by such business development company, any security or other property (except securities of which the seller is the issuer) . . . .

Section 57(b), in turn, provides, in pertinent part, that Section 57(a) applies to, among other persons, any person directly or indirectly controlled by or under common control with a BDC.

Section 2(a)(3)(C) defines an “affiliated person” of another person to include any person directly or indirectly controlling, controlled by, or under common control with, such other person. Section 2(a)(3)(E) defines an “affiliated person” of another person, if such other person is an investment company, to include any investment adviser thereof or any member of an advisory board thereof. Section 2(a)(9) defines “control” as the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. The statute then sets forth the interpretation that: any person who owns beneficially, either directly or through one or more companies, more than 25% of the voting securities of the company will be presumed to control such company; any person who does not so own more than 25% of the voting securities of the company, will be presumed not to control such company; and a natural person will be presumed not to be a controlled person.

Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent receipt of an order. Rule 17d-1, made applicable to transactions subject to Section 57(a)(4) by Section 57(i) to the extent the SEC has not adopted a rule under Section 57(a)(4), generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan.”

b.	Need for Relief

Each of MCC Advisors, investment adviser to MCC and future investment adviser to the Combined Company or the Sierra/MDLY Company, as applicable, and SIC Advisors, current investment adviser to Sierra, is wholly owned by Medley LLC. MDLY’s sole material asset is a controlling equity interest in Medley LLC. MDLY operates and controls all of the business and affairs and consolidates the financial results of Medley LLC and its subsidiaries. Additionally, Sierra and MCC, by virtue of their advisory relationships with SIC Advisors and MCC Advisors, respectively, could be deemed to be affiliates of the Advisers, and MCC, Sierra and Medley LLC could be deemed to be “under common control” as set forth in Section 57(b), due to each of their affiliations with MDLY. As such, the transactions contemplated by the Mergers or the MDLY Merger, as applicable, could be deemed to violate paragraphs (1), (2) and (4) of Section 57(a).

c.	Requested Exemptions

Accordingly, the Applicants respectively request an Order of the SEC pursuant to Section 57(c) of the 1940 Act exempting, from the provisions of Sections 57(a)(1) and (2), the respective transactions involved in the Mergers, to the extent necessary to facilitate the transfer of assets and other transactions incident to the consummation of the Mergers or the MDLY Merger, as applicable. The Applicants are also seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit consummation of the Mergers, notwithstanding the joint transaction prohibitions of Section 57(a)(4). In addition, the Applicants are seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit the payment of certain termination fees pursuant to the terms of the Amended MCC Merger Agreement and/or the Amended MDLY Merger Agreement, as applicable, notwithstanding the joint transaction prohibitions of Section 57(a)(4). In addition, the Applicants are seeking relief pursuant to Section 57(i) and Rule 17d-1 from the provisions of Section 57(a)(4) to the extent necessary to permit the defendant parties to the Settlement to effect the transactions contemplated by the Settlement, including depositing, or causing to be deposited, the Settlement Cash and the Settlement Shares to the Settlement Fund to be distributed to Eligible Class Members, as applicable, notwithstanding the joint transaction prohibitions of Section 57(a)(4).

d.	Precedents

The SEC has previously granted relief to permit the transfer of assets to or from a BDC to effect a merger or consolidation of two or more entities to effect an internalization of a previously external investment management function. For example, in Allied Capital Corp.,4 relief was granted exempting the applicants from, among other provisions, Section 57(a) to permit the consolidation of multiple BDCs and their external investment adviser. After the consolidation transaction (the “Allied Consolidation”), Allied I and Allied II, each of which had elected to be regulated as a BDC under the 1940 Act, Allied Commercial, a real estate investment trust (“REIT”), and Allied Capital Advisers, Inc., the investment adviser to those entities, merged into Allied Capital Lending Corporation (after the consolidation transaction, “ACC”), with ACC operating as an internally managed BDC with two wholly owned BDC subsidiaries going forward.

4 Allied Capital Corp., et al. (File No. 812-10870), Investment Company Act Release No. 22902 (Dec. 1, 1997) (notice), Investment Company Act Release No. 22941 (Dec. 16, 1997) (order).

In the Allied Consolidation, multiple publicly held BDCs combined with a publicly held registered investment adviser. The only material difference in the structure of the Allied Consolidation from the structure of the Mergers or the MDLY Merger, as applicable, is that post-Mergers or the post-MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, will indirectly wholly own multiple registered investment advisers (other than STRF Advisors LLC, which will be majority owned by Merger Sub). Notwithstanding the foregoing difference, similar to the Allied Consolidation, (i) the transactions contemplated by the Mergers and the MDLY Merger, as applicable, would be reasonable and fair without overreaching, consistent with the policies of the BDC, and consistent with the purposes of the 1940 Act with respect to a request for relief from the provisions of 57(a)(1) and 57(a)(2) and (ii) the participation of the registered or controlled company in the transactions contemplated by the Mergers and the MDLY Merger, as applicable, is consistent with the provisions, policies and purposes of the 1940 Act and is not on a basis different from or less advantageous than that of other participants in accordance with Rule 17d-1. For instance, there are safeguards contemplated by the Mergers or the MDLY Merger, as applicable, similar to the Allied Consolidation, to ensure fairness to all of the Consolidating Entities. Similar to the Allied Consolidation, the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement were directly negotiated by and among the independent directors, who were assisted by independent financial advisors and independent counsel, a fair result would be achieved for stockholders of the Consolidating Entities, as applicable. With respect to the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, Management’s role was limited to (i) initial discussions with the Sierra Special Committee regarding the aggregate merger consideration payable to MDLY Stockholders in the Amended MDLY Merger, and (ii) negotiations with the MDLY Special Committee regarding the allocation of the merger consideration in the Amended MDLY Merger as between the unaffiliated MDLY Stockholders and the Medley LLC Unitholders. In addition, with respect to Management’s employment agreements with Sierra as the surviving entity in the MDLY Merger, any revisions to such previously negotiated agreements were negotiated by Management and the Sierra Special Committee. Therefore, notwithstanding any difference in the structure of the Allied Consolidation and the structure of the Mergers or the MDLY Merger, as applicable, there is no implication from the perspective of the 1940 Act.

In connection with the allocation of the ultimate financial impact of any potential settlement fund, with the consent of the MDLY Special Committee, Management engaged in such discussions with the understanding that they could not bind MDLY or otherwise enter into any agreements without the approval of the MDLY Special Committee.  The MDLY Special Committee felt it was appropriate for Management to lead the discussions relating to the allocation of the settlement, as members of the MDLY Special Committee were of the view that any financial impact of any potential settlement fund relating to the MCC Stockholder Action should not be borne by the unaffiliated MDLY Stockholders, including through any reduction in the MDLY Merger Consideration payable to such stockholders.  With respect to Sierra’s decision to forgo a go-shop, Management engaged in discussions with Sierra Special Committee and expressed their agreement that a go-shop was not in the best interest of Sierra.  Finally, in connection with the MDLY Board’s decision to reject the NexPoint/Highland proposal, Medley LLC Unitholders advised the MDLY Special Committee that they were unwilling to sell the Medley LLC Units and approve the sale of MDLY on the terms offered by NexPoint/Highland.

In addition, in Tyler Cabot Mortgage Securities Fund. Inc.,5 the SEC granted relief from Section 17(a) to permit a diversified closed-end management investment company (“Tyler Cabot”) to merge into a REIT (“Capstead”). Tyler Cabot and Capstead were Maryland corporations with publicly-traded stock. Relief was required because each was advised by an investment adviser that was a wholly owned subsidiary of a common parent. Although this transaction did not involve a BDC, and did not request relief in connection with an internalization transaction, it is similar to the Mergers or the MDLY Merger, as applicable, as it involved the merger of one closed-end investment entity into another that were both under common control.

e.	Legal Arguments

If both of the Mergers are consummated, the Combined Company’s asset under management will increase; this increase is expected to be accretive to the Combined Company’s NII and ROE, and is expected to achieve operational efficiencies and synergies. If the MDLY Merger is consummated and the MCC Merger is not consummated, the MDLY Merger is expected to be accretive to the Sierra/MDLY Company’s NII and ROE, and is expected to achieve operational efficiencies and synergies. In addition, the MDLY Merger will provide liquidity for Sierra Stockholders and the market for the shares of the Sierra Common Stock is expected to potentially be superior to what would be expected if Sierra merely listed its shares, and also superior to the current market for MDLY Class A Common Stock. The Mergers or the MDLY Merger, as applicable, should also enable the Combined Company or the Sierra/MDLY Company, as applicable, to improve employee recruitment efforts and employee retention. The Mergers or the MDLY Merger, as applicable, also would eliminate any perceived conflict between the external adviser and the managed fund.

i.	Relief Pursuant to Section 57(c)

Section 57(c) of the 1940 Act directs the SEC to exempt a transaction from one or more provisions of Sections 57(a)(1) and (2) if all three of the following standards are met:

(i)	the terms of the proposed transaction are reasonable and fair and do not involve overreaching of the BDC or its stockholders on the part of any person concerned;

5 Tyler Cabot Mortgage Securities Fund. Inc. (File No. 812-7984), Investment Company Act Release No. 19072 (Nov. 2, 1992) (notice), Investment Company Act Release No. 19134 (Dec. 1, 1992) (order).

(ii)	the proposed transaction is consistent with the policy of the BDC as recited in its filings with the SEC under the 1933 Act and the 1934 Act, and in its reports to stockholders; and

(iii)	the proposed transaction is consistent with the general purposes of the 1940 Act.

(A)	Reasonable and Fair without Overreaching

The Mergers or the MDLY Merger, as applicable, whereby shares of each of MCC and MDLY or shares of MDLY, as applicable, will be converted into the right to receive shares of Sierra, would benefit stockholders in a number of ways. As noted above, if both of the Mergers are consummated, the Combined Company’s assets under management will increase; this increase is expected to be accretive to the Combined Company’s NII and ROE, and is expected to achieve operational efficiencies and synergies. If the MDLY Merger is consummated and the MCC Merger is not consummated, the MDLY Merger is expected to be accretive to the Sierra/MDLY Company’s NII and ROE, is expected to achieve operational efficiencies and synergies, and provide liquidity for Sierra Stockholders and the market for the shares of the Sierra Common Stock is expected to potentially be superior to what would be expected if Sierra merely listed its shares, and also superior to the current market of MDLY Class A Common Stock.

The Mergers or the MDLY Merger, as applicable, should also enable the Combined Company or the Sierra/MDLY Company, as applicable, to improve employee recruitment efforts and employee retention. The highly specialized nature of Sierra’s business, the competitiveness of the markets in which Sierra operates, and the skills and the importance of its employees and directors make retention even more critical. Historically, Sierra has not issued any equity-based compensation. In connection with Sierra internalizing its investment management function, the Combined Company or the Sierra/MDLY Company, as applicable, will offer equity-based compensation to its employees and directors. Sierra believes that its ability to offer equity-based compensation to its employees and directors both aligns employee and director interests with stockholder interests and provides a valuable retention tool. The Mergers or the MDLY Merger, as applicable, also would eliminate any perceived conflict between the external adviser and the managed fund, as Merger Sub would be wholly owned by the Combined Company or the Sierra/MDLY Company, as applicable, and the Combined Company or the Sierra/MDLY Company, as applicable, and Merger Sub are directly or indirectly overseen by the Combined Company Board or the Sierra/MDLY Company Board, as applicable,. For greater detail concerning the benefits of the Mergers or the MDLY Merger, as applicable, for stockholders, see the discussion under “The Mergers – Background and Reasons for the Mergers.”

The involvement of the boards of the Consolidating Entities, including each of the MCC Special Committee, MDLY Special Committee and the Sierra Special Committee, and the fact that each Special Committee was assisted by its own independent counsel in connection with the MCC Merger and the MDLY Merger, directly negotiated the terms of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, and received a fairness opinion from its own independent financial advisor indicating that reasonable steps have been taken to ensure that no overreaching on the part of any person occurs in connection with the Mergers or the MDLY Merger, as applicable. The financial, strategic and other factors considered by each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee, as described in the section entitled “Reasons for the Mergers”, led each of the Sierra Special Committee, the MCC Special Committee, and the MDLY Special Committee to conclude that, as applicable, the Amended MCC Merger Agreement, including the transactions contemplated thereby, and the Amended MDLY Merger Agreement, including the transactions contemplated thereby, including the consideration to be paid, in the case of Sierra, and the consideration to be received, in the case of MCC and MDLY, are reasonable and fair to the unaffiliated stockholders of their respective companies.

The Mergers or the MDLY Merger, as applicable, would also be consistent with the stated investment policies of each of the Consolidating Entities, as the Combined Company or the Sierra/MDLY Company, as applicable, will continue to pursue the same line of business of MDLY, as well as the line of business represented by the current operations of MCC and Sierra. Following the Mergers or the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, will maintain Sierra’s current investment objective, which is to generate current income, and to a lesser extent, long-term capital appreciation by primarily lending to and investing in the debt of privately-owned U.S. middle-market companies. MCC has a similar investment objective and strategies as Sierra. The Combined Company or the Sierra/MDLY Company, as applicable, also will continue to pursue the same principal investment strategies as Sierra, which focuses primarily on sourcing investments in private U.S. companies as it seeks to construct a portfolio that generates what it believes to be superior risk adjusted returns, and is centered around three principles including (i) disciplined due diligence of each company’s credit fundamentals; (ii) a detailed and customized structuring process for directly originated investments and (iii) regular and ongoing monitoring of the portfolio and proactive risk management. Ownership of an advisory business is consistent with these investment strategies as it is aligned with the Combined Company’s or the Sierra/MDLY Company’s, as applicable, investment objective to generate current income and, as a wholly owned subsidiary of the Combined Company or the Sierra/MDLY Company, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, is expected to receive dividend income from the advisory businesses, which will inure to the benefit of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, in the form of distributions paid by the Combined Company or the Sierra/MDLY Company, as applicable.

(B)	Consistent with the Policies of the BDC

The Amended Sierra Joint Proxy Statement/Prospectus describes the investment objective and/or strategies of each of the Consolidating Entities and how, if at all, the Mergers or the MDLY Merger, as applicable, would affect them, as well as other information pertinent to the Mergers or the MDLY Merger, as applicable. The Mergers or the MDLY Merger, as applicable, if and when effected, would be consistent with public disclosures of each of the Consolidating Entities. In this regard, the investment policy and strategies of the Combined Company or the Sierra/MDLY Company, as applicable, would be consistent with the respective investment strategies of Sierra and MCC, as applicable.

(C)	Consistent with the Purposes of the 1940 Act

The Mergers or the MDLY Merger, as applicable, would be consistent with the general purposes of the 1940 Act because none of the conditions enumerated in Section 1(b) thereof are involved. Section l(b)(2) declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. As explained above, the Mergers or the MDLY Merger, as applicable, is being proposed to benefit the current as well as future stockholders of the Consolidating Entities, and no entity or individual beyond those entities stands to gain from the Mergers or the MDLY Merger, as applicable (other than to the extent that certain individuals will have employment agreements with the Combined Company or the Sierra/MDLY Company, as applicable), at the expense of such stockholders.6 Indeed, Merger Sub, as the investment adviser to the Combined Company or the Sierra/MDLY Company, as applicable, the entity with respect to which the greatest possibility of overreaching exists, would participate in the Mergers or the MDLY Merger, as applicable, on the same basis as the other Consolidating Entities.

The Mergers or the MDLY Merger, as applicable, also comports with the policies underlying Rule 17a-8 under the 1940 Act, which, as noted above, exempts “a merger, consolidation or other purchase or sale of substantially all of the assets involving registered investment companies which may be affiliates ... solely by reason of having a common investment adviser, common directors, and/or officers. .. . .” As the SEC noted in the release proposing Rule 17a-8:

When a merger involves investment companies which are affiliated persons exclusively by virtue of having a common investment adviser, directors and/or officers, no person who is responsible for evaluating and approving the terms of the transaction on behalf of the various participating investment companies would have a significant personal financial interest in improperly influencing these terms. . . .Nonetheless, the Commission ... believes that any exemptive rulemaking pertaining to such transactions should be conditioned upon the board of directors, including a majority of specified disinterested directors, of each participating investment company making certain determinations to ensure that the interests of the investment companies and their stockholders regarding such a transaction are not compromised.7

The Combined Company’s or the Sierra/MDLY Company’s, as applicable, ownership of registered investment advisers would be consistent with the general purposes of the 1940 Act. The Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, would be expected to receive dividend income from the various registered investment advisers, which will inure to the benefit of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, in the form of distributions paid by the Combined Company or the Sierra/MDLY Company Stockholders, as applicable. In addition, the completion of the Mergers or only the MDLY Merger, as applicable, will result in the internalization of management of the Combined Company or the Sierra/MDLY Company, as applicable, providing for greater control by the Combined Company Board or the Sierra/MDLY Company Board, as applicable, over the provision of investment management services to the Combined Company or the Sierra/MDLY Company, as applicable, and closer alignment of interests of Management and the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable.

As noted above, each of the boards and Special Committees of the Consolidating Entities, including the Independent Directors, have approved the transaction as being in the best interest of their respective Consolidating Entity.

6 As described in further detail above under “—The Amended MDLY Merger Agreement—Consideration,” in the MDLY Merger, all holders of shares MDLY Class A Common Stock (other than Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the MDLY Merger Effective Time, by a person other than a Medley LLC Unitholder will be converted into the right to receive (i) 0.2668 shares of Sierra Common Stock, provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.96 per share. In addition, in the MDLY Merger, each share of MDLY Class A Common Stock issued and outstanding immediately prior to the MDLY Merger Effective Time (other than the Excluded MDLY Shares and any Dissenting Shares) held, immediately prior to the MDLY Merger Effective Time, by a Medley LLC Unitholder will be converted into the right to receive (i) 0.2072 shares of Sierra Common Stock; provided that cash will be paid in lieu of fractional shares of Sierra Common Stock; plus (ii) cash in an amount equal to $2.66 per share.

7 (Emphasis added). See Investment Company Act Release No. 10886 (Oct. 3, 1979).

The Applicants also submit that payment of certain termination fees is consistent with the purposes of the 1940 Act. In that regard, during the Go-Shop Period, the MCC Board has the right to make a MCC Adverse Recommendation Change without payment of a termination fee. After the end of the Go-Shop period, in the event the Amended MCC Merger Agreement is terminated, in accordance with its terms, in certain circumstances (specifically, the failure of the MCC Board to include in the MCC Proxy Statement its recommendation that MCC Stockholders vote in favor of the adoption of the Amended MCC Merger Agreement, a change of the MCC Board’s recommendation and/or the MCC Board’s determination to enter into an agreement with respect to a superior proposal), MCC must pay Sierra a termination fee. Conversely, in the event the Amended MCC Merger Agreement is terminated as a result of the Sierra Board taking the relevant actions described above, Sierra must pay the termination fee to MCC (subject to certain exceptions for superior proposals from Excluded Parties). The amount of the termination fee, and the circumstances in which it may be payable, were negotiated by the respective special committees taking into account market precedent. The respective special committees viewed the termination fees under the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement as liquidated damages that would compensate the other party, in the circumstances in which the termination fee is payable, for the efforts and resources expended and opportunities foregone while negotiating the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable. In this regard, the respective special committees considered the termination fee as an integral part of the transactions contemplated by the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable.

The Amended MDLY Merger Agreement includes similar provisions with respect to the potential payment of a termination fee by MDLY or Sierra, as applicable, with certain differences regarding when a MDLY Adverse Recommendation Change may be made and the circumstances in which the termination fee would be payable. As with the Amended MCC Merger Agreement, the amount of the termination fee, and the circumstances in which it may be payable under the Amended MDLY Merger Agreement, were negotiated by the respective special committees taking into account market precedent.

The Applicants submit that the terms of the Amended MCC Merger Agreement providing for a possible payment of a termination fee by MCC or Sierra and in the Amended MDLY Merger Agreement for a possible payment of a termination fee by MDLY or Sierra are consistent with the purposes of the 1940 Act because, in the case of the Amended MCC Merger Agreement, the amount of the termination fee, and the circumstances in which it may be paid, by MCC to Sierra, and by Sierra to MCC, are identical after the end of the Go-Shop Period (subject to certain exceptions for superior proposals from Excluded Parties). Similarly, in the case of Amended MDLY Merger Agreement, the amount of the termination fee, and the circumstances in which it may be paid, by MDLY to Sierra, and by Sierra to MDLY, are identical. Moreover, in the case of each of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, the amount of the termination fee, and the circumstances in which it may be payable under the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, as applicable, were negotiated by the respective special committees taking into account market precedent. Accordingly, the participation of MCC and Sierra is not on a basis different from or less advantageous than that of other participants.

ii.	Relief Pursuant to Rule 17d-1(b)

Section 57(a)(4) generally prohibits a 57(b) person from effecting a transaction in which the BDC is a joint participant absent receipt of an order. Rule 17d-1, which generally proscribes participation in a “joint enterprise or other joint arrangement or profit-sharing plan,” was promulgated by the SEC pursuant to Section 17(d) and made applicable to persons subject to Sections 57(b) by Section 57(i), to the extent specified therein. Section 57(i) provides that, until the SEC prescribes rules under Sections 57(a) and (d), the SEC’s rules under Section 17(d) applicable to registered closed-end investment companies will be deemed to apply to persons subject to the prohibitions of Section 57(a) or (d). Because the SEC has not adopted any rules under Section 57(a) or (d), Rule 17d-1 applies to persons subject to the prohibitions of Section 57(a) or (d). In accordance with Rule 17d-1 (made applicable to transactions subject to Section 57(a) or (d) by Section 57(i)), the SEC may grant the requested relief as to any particular joint transaction if it finds that the participation of the registered or controlled company in the joint transaction is consistent with the provisions, policies and purposes of the 1940 Act and is not on a basis different from or less advantageous than that of other participants. The Mergers or the MDLY Merger, as applicable, which encompasses separate, yet related transactions, could be deemed a joint agreement prohibited under Section 57(a)(4) and Rule 17d-1. In addition, the transactions contemplated by the Settlement, including depositing, or causing to be deposited, the Settlement Cash and the Settlement Shares to the Settlement Fund to be distributed to Eligible Class Members, could be deemed a joint arrangement prohibited under Section 57(a)(4) and Rule 17d-1.

The Mergers or the MDLY Merger, as applicable, would be consistent with the general purposes of the 1940 Act. Section l(b)(2) of the 1940 Act declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The Mergers or the MDLY Merger, as applicable, is expected to benefit the current as well as future Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, and no entity or individual beyond the Consolidating Entities and their respective stockholders stands to gain from the Mergers or the MDLY Merger, as applicable (other than to the extent that certain individuals will have employment agreements with the Combined Company or the Sierra/MDLY Company, as applicable), at the expense of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable.

The participation of MCC, Sierra and MDLY in the Mergers would not be on a basis different or less advantageous than that of other participants. In addition, if the MDLY Merger is consummated and the MCC Merger is not consummated, the participation of Sierra and MDLY in the MDLY Merger would not be on a basis different or less advantageous than that of other participants. Similar to the negotiation of the MCC Merger Agreement and the MDLY Merger Agreement, the negotiation of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement among three affiliated, yet separate and distinct public entities, as well as the Medley LLC Unitholders (each of whom is a member of Management) presented actual and potential conflicts of interests. In order to further mitigate any such actual or potential conflicts of interests, the terms of the Amended MCC Merger Agreement, including the termination fees payable thereunder, were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MCC Special Committee, and their independent advisors, on the other hand. In addition, the terms of the Amended MDLY Merger Agreement, including the termination fees payable thereunder, were negotiated by and among the Sierra Special Committee, and their independent advisors, on the one hand, and the MDLY Special Committee, and their independent advisors, on the other hand. Moreover, going forward, the participants in the Mergers will be part of, or conducting their operations as though they comprise, one company, which will have the potential to enhance the interests of the Combined Company Stockholders while retaining the protections of the 1940 Act. Alternatively, going forward, if the MDLY Merger is consummated and the MCC Merger is not consummated, the participants in the MDLY Merger will be part of, or conducting their operations as though they comprise, one company, which will have the potential to enhance the interests of the Sierra/MDLY Company Stockholders while retaining the protections of the 1940 Act.

The Settlement, including depositing the Settlement Cash and the Settlement Shares to the Settlement Fund to be distributed to Eligible Class Members, would be consistent with the general purposes of the 1940 Act. Section l(b)(2) of the 1940 Act declares it against the public interest when investment companies are: “organized, operated, managed or their portfolio securities are selected” in the interest of, among other things, the investment company’s officers, directors, investment adviser, or affiliated persons thereof. The Settlement will only benefit the Eligible Class Members, and no other MCC Stockholders, or any other person or entity, stands to gain from the Settlement.

As noted above, on July 29, 2019, following further negotiations, the Settlement was entered into by and among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC (the “Medley Parties”), on the one hand, and FrontFour, on behalf of itself and a class of similarly situated stockholders of MCC, on the other hand, in connection with the MCC Stockholder Action. The participation of MCC, MCC’s officers and directors, MDLY, MCC Advisors, Medley LLC, and Medley Group LLC would not be on a basis different from or less advantageous than that of other participants, except insofar as the Eligible Class Members will be the only beneficiaries of the Settlement. In that regard, all Eligible Class Members will receive a pro rata share of the Settlement Amount.   The Settlement provides for the settlement of all claims brought against the Medley Parties in the MCC Stockholder Action. Under the Settlement Agreement, MCC agreed to seek the agreement and/or consent of Sierra to effect certain amendments to the MCC Merger Agreement and the MDLY Merger Agreement, which have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement described herein. The Settlement also provides for, if the MCC Merger is consummated, the creation of the Settlement Fund, consisting of $17 million in cash and $30 million of Sierra Common Stock, with the number of shares of Sierra Common Stock to be calculated using the pro forma NAV reported in the future proxy supplement describing the amendments to the MCC Merger Agreement, which will be distributed to the Eligible Class Members. Under the Settlement, MDLY also consented to certain amendments to the Merger Agreements that have been reflected in the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement. The Settlement Agreement also provides for mutual releases between and among the FrontFour Parties and the Settlement Class, on the one hand, and the Medley Parties, on the other hand, of all claims that were or could have been asserted in the MCC Stockholder Action. The Medley Parties will also release all claims arising out of or relating to the prosecution and settlement of the MCC Stockholder Action and all claims that were or could have been asserted (other than claims against NexPoint Advisors, L.P. and its affiliates) in the litigation pending in the United States District Court for the Southern District of New York (the “Federal Action”), and the FrontFour Parties and the Class will release all claims arising out of or relating to the prosecution and settlement of the Federal Action.  Similar to the negotiation of the Amended MCC Merger Agreement and the Amended MDLY Merger Agreement, the negotiation of the Settlement Agreement presented actual and potential conflicts of interests because it involved MCC, Sierra, MDLY and the Medley LLC Unitholders (each of whom is a member of Management).  In order to mitigate any such actual or potential conflicts of interests, the terms of the Settlement, including depositing the Settlement Cash and the Settlement Shares to the Settlement Fund to be distributed to Eligible Class Members, were approved by the MCC Board with the non-conflicted members of the MCC Special Committee indicating their satisfaction with the Settlement prior to such approval, and consented to by the Sierra Special Committee and the MDLY Special Committee.

2.	Section 12(d)(3)

As noted above, as a result of the Mergers or the MDLY Merger, as applicable, the principal difference from the post-transaction structure of the Allied Consolidation is that post-Mergers or the MDLY Merger, as applicable, the Combined Company or the Sierra/MDLY Company, as applicable, will wholly own Merger Sub, which, as the successor to MDLY, will be a holding company for the Advisers.

a.	Applicable Law

Section 12(d)(3), made applicable to BDCs by Section 60, generally prohibits BDCs from acquiring any security issued by any person who is a broker, dealer, or a registered investment adviser.

Rule 12d3-1 provides two exemptions from Section 12(d)(3)’s prohibitions. First, paragraph (a) of Rule 12d3-1 permits an investment company to purchase the securities of an issuer (except the securities of its own investment adviser, promoter or principal underwriter or their affiliates), provided that the issuer’s revenues from “securities related activities” in its most recent fiscal year do not exceed 15% of the issuer’s gross revenues. In addition, paragraph (b) of Rule 12d3-1 establishes a separate exemption to permit an investment company to acquire any security of an issuer that derives more than 15% of its gross revenues from securities related activities, provided that, among other things, immediately after the acquisition of an equity or debt security of the issuer: (i) the investment company has not invested more than 5% of the value of its total assets in securities of that issuer and (ii) the investment company owns not more than 5% of the outstanding securities of that class of the issuer’s securities or 10% of the outstanding principal amount of the issuer’s debt securities, as applicable. Subparagraph (c)(3) of Rule 12d3-1 provides that the exemption does not exempt the acquisition by an investment company of a security issued by its investment adviser, with certain exceptions not relevant here. Subparagraph (d)(1) of Rule 12d3-1 defines “securities related activities” to mean a person’s activities as a broker, dealer, underwriter or registered investment adviser or investment adviser to a registered investment company.

b.	Need for Relief

The Mergers or the MDLY Merger, as applicable, could be deemed to violate Section 12(d)(3) because it would result in the Combined Company or the Sierra/MDLY Company, as applicable, acquiring indirect 100% ownership interests in the Advisers, each of which will be an issuer that derives more than 15% of its gross revenues from “securities related activities,” in excess of the quantitative limitations set forth in Rule 12d3-1(b). The Mergers or the MDLY Merger, as applicable, could be deemed to violate Rule 12d3-1(c)(3) because it would result in the Combined Company or the Sierra/MDLY Company, as applicable, acquiring securities issued by an affiliate of its investment adviser. The Advisers are not expected to be broker-dealers that are primarily engaged in the business of underwriting and distributing securities issued by other persons.

c.	Requested Exemptions

The Applicants hereby apply for an order pursuant to Section 6(c) of the 1940 Act exempting the Combined Company or the Sierra/MDLY Company, as applicable, from the provisions of Section 12(d)(3) of the 1940 Act to the extent necessary to permit the Combined Company or the Sierra/MDLY Company, as applicable, to acquire a 100% ownership interest in Merger Sub, a holding company for the Advisers.

d.	Legal Arguments

The SEC has stated that “[w]hile the reasons for Congress prohibiting investment company investments in securities related businesses are not addressed in much detail in the 1940 Act’s legislative history, it appears that Congress had two purposes. First, Congress wished to limit, at least to some extent, the exposure of registered investment companies to entrepreneurial risks peculiar to securities related businesses.” 8 The SEC further stated that “[a] second purpose of the provision appears to have been to prevent potential conflicts of interest and reciprocal practices.”9 Section 12(d)(3) is one of several provisions of the 1940 Act designed to limit, and in some instances eliminate, interrelationships between investment companies and brokers, dealers, underwriters and investment advisers.10 However, as the SEC acknowledged in the proposing release to Rule 12d3-1, the “evidence indicates that today [Section 12(d)(3)] often prevents investment companies from making investments that may be in the best interests of their shareholders.”11

i.	Avoiding the Entrepreneurial Risks of Securities Related Businesses

The Applicants do not believe that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ownership of registered investment advisers raise the same type of entrepreneurial risks that may have concerned Congress in enacting Section 12(d)(3). The SEC has stated in regard to the entrepreneurial risks that, “aside from general partnership interests, investments in securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interest and reciprocal practices.”12 The SEC has noted that since 1940 the ownership structure of most securities related issuers has changed from a partnership to a corporate form, resulting in the limited liability status of these entities.13 The SEC has further stated that “[a]side from general partnership interests, investments in securities issued by securities related businesses need not be subject to any special standards not applicable to investments in other businesses, except to address the potential for conflicts of interests and reciprocal practices.”14 To mitigate any lingering concern about the entrepreneurial risk that investing in partnerships presents, the Combined Company or the Sierra/MDLY Company, as applicable, will only hold ownership interests in investment advisers organized as corporations or other limited liability entities.

8 Investment Company Act Release No. 13725 (Jan. 17, 1984). See also Stadulis and Levin, SEC Regulation of Investment Company Investments in Securities Related Business under the Investment Company Act of 1940, 2 Villanova J. Law & Investment Management 9 (Spring 2000) for the statement that “[t]he legislative history of the Investment Company Act is virtually silent concerning the intended scope and purpose of section 12(d)(3).”)

9 Continuing, “[t]he provisions of the section generally are intended to prevent … cross-control situations which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of brokers, dealers, underwriters, and investment advisers, whether or not these entities are affiliated persons of the companies.” Id.

10 See Investment Company Act Release No. 13725 (Jan. 17, 1984).

11 Id.

12 Continuing, “[i]n 1940, securities related businesses, for the most part, were organized as privately held general partnerships. By investing in such businesses, investment companies exposed themselves to potential losses which were not present in other types of investments; if the business failed, the investment company as a general partner was held accountable for the partnership’s liabilities.” Investment Company Act Release No. 19716 (Sept. 16, 1993).

13 Id.

14 Id.

Congress’ concerns regarding investor exposure to entrepreneurial risk will also be mitigated by disclosure to investors in the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ongoing public filings with the SEC, as such disclosure will describe the fact that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, business includes owning registered investment advisers and will include disclosure of any material risks to investors that result from the ownership of the Advisers. As a result, investors in the Combined Company or the Sierra/MDLY Company, as applicable, will be informed of the risks, including entrepreneurial risk, of investing in the Combined Company or the Sierra/MDLY Company, as applicable. Therefore, only persons or entities that explicitly intend and desire to have exposure to investments in investment advisers will purchase shares, or if they are existing investors, choose not to sell their shares, in the Combined Company or the Sierra/MDLY Company, as applicable. Thus, the Applicants believe that the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ownership of the Advisers is consistent with the best interests of the Combined Company Stockholders or the Sierra/MDLY Company Stockholder, as applicable, in that such stockholders would be fully aware of the potential exposure to entrepreneurial risk.

ii.	Avoiding Conflicts of Interest and Reciprocal Practices

Section 12(d)(3) was also intended to prevent potential conflicts of interest and reciprocal practices between investment companies and securities related businesses which might result in investment companies being organized, operated, managed, or their portfolio securities selected in the interests of investment advisers. As with the 1940 Act in general, Section 12(d)(3) was an attempt by the SEC to prevent situations in which brokers, securities dealers and other financial intermediaries were in a position to dominate investment companies.

For example, the SEC was concerned that investment company sponsors, such as investment banks, were using affiliated investment companies as a receptacle for illiquid and distressed securities.15 It was also concerned that investment banks were using the investment companies to acquire securities that were subject to the investment banks’ underwriting endeavors in an effort to increase the banks’ underwriting capacity.16 Another problematic practice that is sometimes discussed in conjunction with the concerns Section 12(d)(3) was intended to address is what is commonly referred to as “propping.” Propping occurred where a securities related business was in a position to exercise control and influence over an investment company and took advantage of this position to advance its own pecuniary interests by forcing the investment company to purchase or otherwise acquire the outstanding securities of the affiliated securities related business, regardless of the value to the investment company, in an effort to “prop” up the value of the affiliate’s stock.

15 H.R. Doc. No. 707, part I, at 76-77, 75th Cong., 3d Sess. (1938).

16 Id.

Propping and overreaching should not be a concern in the case of an adviser that is a downstream affiliate of a BDC. Generally, the greater percentage of an investment adviser owned by a company, the less likely it is that a conflict would favor the manager to the detriment of the company, because as the ownership interest increases, the ability of the company to align the investment manager’s interests with its own increases accordingly. By maintaining a 100% ownership interest in Merger Sub, the Combined Company or the Sierra/MDLY Company, as applicable, will be able to exercise full oversight and protection of Merger Sub and ensure that its interests align with those of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable. Additionally, the Combined Company or the Sierra/MDLY Company, as applicable, will adopt policies and procedures with respect to Merger Sub and the Advisers designed to (1) ensure that the Combined Company or the Sierra/MDLY Company, as applicable, and the Advisers are being operated and managed in the best interests of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable, and (2) to mitigate conflicts of interest between the Combined Company or the Sierra/MDLY Company, as applicable, the Advisers and any of their clients and to ensure that no one client will be overreached in favor of another client. The advisory personnel employed by any of the Advisers will not be involved in any advisory business activities outside of the Combined Company’s or the Sierra/MDLY Company’s, as applicable, ownership and control.

The SEC has granted Section 12(d)(3) relief to similarly situated BDCs in the past. In 2012, the SEC issued an order to Ares Capital Corporation (“Ares”), to permit it to own, directly or indirectly, 100% of the outstanding equity interest of, and continue its investment in, Ivy Hill Asset Management, L.P. (“Ivy Hill”), even following such time when Ivy Hill was required to become a registered investment adviser under the Advisers Act.17 Ares, an externally managed, closed-end management investment company that elected to be regulated as a BDC, formed Ivy Hill in 2007, and at the time of the exemptive application, indirectly wholly owned 100% of Ivy Hill’s equity and voting interests.

In 2012, the SEC issued an order to Kohlberg Capital Corporation (“Kohlberg Capital”), an internally managed, closed-end management investment company that elected to be regulated as a BDC, to permit it and its wholly-owned holding companies to continue to hold a greater than 50% equity interest in Katonah Debt Advisors LLC, Trimaran Advisors LLC (collectively, the “KCAP Advisers”), each of which is a direct or indirect wholly-owned portfolio company of Kohlberg Capital, when the KCAP Advisers were required to register as investment advisers under the Advisers Act.18

In 2012, the SEC issued an order to American Capital Ltd. (“American Capital”), a BDC, and American Capital Asset Management LLC (“AC LLC”), a limited liability company wholly owned by American Capital, granting an exemption from the provisions of Section 12(d)(3) at such time when AC LLC and its subsidiaries were required to become registered investment advisers under the Advisers Act.19 AC LLC and its subsidiaries had previously been exempt from registration under the Advisers Act under the “private adviser” exemption. In 2014, the SEC issued another order, amending the 2012 order and extending the relief granted therein to several additional directly or indirectly wholly owned entities that intended to register or had registered as investment advisers under the Advisers Act.20

Similar to these precedents, the Combined Company or the Sierra/MDLY Company, as applicable, will indirectly wholly own 100% of the equity and voting interests of the Advisers. Although the ownership will be held through Merger Sub, the Applicants do not believe this distinction is material for purposes limiting entrepreneurial risk, as the entities are all limited liability entities, or for avoiding conflicts of interest, as the Combined Company or the Sierra/MDLY Company, as applicable, will still hold a majority interest and be able to align the interests of the Advisers with the interests of the Combined Company Stockholders or the Sierra/MDLY Company, as applicable.

17 Ares Capital Corporation, et al., Investment Company Act Release No. 30024 (Mar. 20, 2012).

18 Kohlberg Capital Corporation, et al., Investment Company Act Release No. 30011 (Mar. 27, 2012).

19 American Capital Ltd., et al., Investment Company Act Release No. 30010 (Mar. 27, 2012).

20 American Capital Ltd., et al., Investment Company Act Release No. 31191 (July 29, 2014).

In 2013, the Staff took a no-action position with respect to Main Street Capital Corp.’s ownership of a registered investment adviser (the “Main Street Letter”).21 The reasoning of the request for relief noted by the Staff in that letter is consistent with the arguments set forth above and the proposed structure of the Combined Company or the Sierra/MDLY Company, as applicable. Here, as in the Main Street Letter, the BDC would be the ultimate majority and sole controlling owner of one (or in this case, more than one) registered investment adviser. Indeed, the present scenario is more advantageous to stockholders than the Main Street circumstances. Merger Sub will already have substantial assets under management at the close of the Mergers or the MDLY Merger, as applicable, in the form of the existing advisory relationships it has with fund clients, giving stockholders a clear picture of what the advisory business of Merger Sub would look like at the time they are being asked to approve the Mergers or the MDLY Merger, as applicable.

iii.	Consistent with the Purposes of the 1940 Act

As described above, the Applicants believe that none of the dangers underlying the limitations set forth in Section 12(d)(3) are implicated and that the relief provided in the past supports the request for relief being sought here. Specifically, none of the concerns regarding entrepreneurial risks and conflicts of interest are applicable in light of the fact that Merger Sub is not a general partnership and will be wholly owned by the Combined Company or the Sierra/MDLY Company, as applicable, which will ultimately inure to the benefit of the Combined Company Stockholders or the Sierra/MDLY Company Stockholders, as applicable. As a result, the Applicants believe that the requested relief is appropriate and in the public interest, consistent with the protection of investors and consistent with the purposes of the 1940 Act and Section 12(d)(3).

e.	Conclusion

The Applicants believe the Combined Company’s or the Sierra/MDLY Company’s proposed ownership of Merger Sub, which will be a holding company for a number of revenue-generating registered investment advisers, does not present the potential for the risks and abuses Section 12(d)(3) is intended to eliminate. The Applicants believe that the standards set forth in Section 6(c) have been met.

IV.	APPLICANTS’ CONDITIONS

Applicants agree that the order granting the requested relief will be subject to the following conditions.

1. The Mergers will not be consummated unless it has been approved by the holders of a majority of outstanding Sierra Common Stock and MCC Common Stock, and the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the Sierra Record Date, the MCC Record Date, and the MDLY Record Date, respectively. The MDLY Merger will not be consummated unless it has been approved by the holders of a majority of outstanding Sierra Common Stock, and the holders of a majority of the voting power of the outstanding shares of MDLY Common Stock as of the Sierra Record Date and the MDLY Record Date, respectively.

21 Main Street Capital Corporation, SEC Staff No-Action Letter (Nov. 7, 2013).

2. The Mergers or the MDLY Merger, as applicable, will not be consummated unless the New Investment Advisory Agreement has been approved by a majority of the holders of (1) the outstanding shares of Sierra Common Stock and (2) the outstanding shares of Sierra Common Stock held by persons who are not affiliated persons of Sierra. For this condition, the vote of holders of a “majority,” as defined in the 1940 Act, means the vote of the holders of the lesser of (1) 67% or more of the outstanding shares of Sierra Common Stock present or represented by proxy at the Sierra Special Meeting if the holders of more than 50% of the shares of Sierra Common Stock are present or represented by proxy or (2) more than 50% of the outstanding shares of Sierra Common Stock.

3. In connection with MCC Stockholder Approval of the MCC Merger, shares of MCC Common Stock that are deemed to be controlled by Management will be voted in the same manner and proportion as the shares of MCC Common Stock voted by the unaffiliated MCC Stockholders (i.e. “echo-voted”).

4. The Combined Company or the Sierra/MDLY Company, as applicable, will at all times own and hold all the outstanding voting and equity interests in Merger Sub, which will, in turn, hold at all times the voting and equity interests in Medley LLC.

5. The Combined Company or the Sierra/MDLY Company, as applicable, will not dispose of the voting or equity interests of an Adviser if, as a result, the Combined Company or the Sierra/MDLY Company, as applicable, would own, directly or indirectly, less than 50 percent of the outstanding voting and equity interests of that Adviser unless the Combined Company or the Sierra/MDLY Company, as applicable, disposes of all of its interests in the Adviser.

6. The Combined Company Board or the Sierra/MDLY Company Board, as applicable, will review at least annually the investment management business of the Combined Company or the Sierra/MDLY Company, as applicable, and the Advisers in order to determine whether the benefits derived by the Combined Company or the Sierra/MDLY Company, as applicable, warrant the continuation of the ownership by the Combined Company or the Sierra/MDLY Company, as applicable, of any Adviser and, if appropriate, will approve (by at least a majority of the Independent Directors) at least annually, such continuation.

V.	PROCEDURAL MATTERS

A.	Communications

The address of each of the Applicants is

280 Park Ave., 6th Floor East

New York, NY 10017

and the persons to whom Applicants wish any questions regarding this Application to be directed are Mr. John Fredericks, Esq., at such address, and

Steven B. Boehm, Esquire

Payam Siadatpour, Esquire
Eversheds Sutherland (US) LLP
700 Sixth Street, NW, Suite 700

Washington, D.C. 20001-3980

B.	Authorizations

On the following dates, and pursuant to applicable law, the board of directors of each Consolidating Entity by resolution expressly delegated authority to that Consolidating Entity’s officers to execute this Application: Sierra Income Corp. (November 6, 2018), Medley Capital Corporation (October 29, 2018), Medley Management Inc. (October 29, 2018), and Sierra Management, Inc. (November 6, 2018). In addition, on such dates the filing of this Application was specifically authorized by resolution of each respective board of directors. A copy of each such resolution is attached to this Application as Exhibits A, B, C and D, respectively.

All requirements necessary to authorize the person signing and filing this Application on behalf of each Applicant to do so have been complied with.

Applicants have caused this Third Amended and Restated Application to be duly signed on their behalf, in the City of New York, New York on the 13th day of November 2019.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

SOF ADVISORS, LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

STRF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF II MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF III MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY SMA ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MCOF MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY (ASPECT) MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.

VERIFICATION

The undersigned being duly sworn deposes and says that he has duly executed the attached Application dated November 13, 2019, for and on behalf of Sierra Income Corporation, Medley Capital Corporation, Medley Management Inc., Sierra Management, Inc., MCC Advisors LLC, SOF Advisors LLC, STRF Advisors LLC, Medley Capital LLC, MOF II Management LLC, MOF III Management LLC, Medley SMA Advisors LLC, MCOF Management LLC, and Medley (Aspect) Management LLC; that he holds the office with such entity as indicated below and that all action by stockholders, directors, and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

SIERRA INCOME CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY CAPITAL CORPORATION

By:	/s/ Brook Taube
Name: Brook Taube
Title: Chief Executive Officer

MEDLEY MANAGEMENT INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

SIERRA MANAGEMENT, INC.

By:	/s/ Seth Taube
Name: Seth Taube
Title: Co-Chief Executive Officer

MCC ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

SOF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

STRF ADVISORS LLC

By:	/s/ Brook Taube
Name: Brook Taube
Title: Manager

MEDLEY CAPITAL LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF II MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MOF III MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY SMA ADVISORS LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MCOF MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

MEDLEY (ASPECT) MANAGEMENT LLC

By:	/s/ Richard T. Allorto, Jr.
Name: Richard T. Allorto, Jr.
Title: Chief Financial Officer

Exhibit A

Resolutions of the Board of Sierra Income Corporation

WHEREAS, the Board has previously (i) approved the acquisition of MCC by the Company as contemplated by the MCC Merger Agreement, in which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into the Company, with the Company as the surviving company in the MCC Merger; and (ii) contemporaneously with the MCC Merger Agreement, the Company, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, MCC, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Joint Transactions Order”) that must be in full force and effect as of the Effective Time;

WHEREAS, the Special Committee has reviewed and approved, and recommended that the Board approve, the exemptive application (the “Joint Transactions Exemptive Application”) for the Joint Transactions Order; and

WHEREAS, the Board has reviewed the Joint Transactions Exemptive Application, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Joint Transactions Exemptive Application, in substantially the form provided in the Board meeting materials;

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Joint Transactions Exemptive Application to the SEC for the Joint Transactions Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby is, authorized for and on behalf of the Company to prepare, execute and file with the SEC pursuant to the 1940 Act one or more applications for the Joint Transactions Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them herby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Operating Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

A-1

Exhibit B

Resolutions of the Board of Medley Capital Corporation

WHEREAS, the Board previously approved the MCC Merger Agreement pursuant to which the Company will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, contemporaneously with the MCC Merger Agreement, Sierra, MDLY, and Merger Sub entered into the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC; and

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MDLY from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”).

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, Chief Compliance Officer and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

B-1

Exhibit C

Resolutions of the Board of Medley Management Inc.

WHEREAS, the Board previously approved the MDLY Merger Agreement pursuant to which MDLY will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the MDLY Merger;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and MCC entered into the MCC Merger Agreement pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company in the MCC Merger;

WHEREAS, certain transactions contemplated by the Mergers require exemptive relief from certain provisions of the 1940 Act, which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials and authorizes the filing thereof with the SEC and any amendments, modifications or supplements thereto;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Co-Chief Executive Officer, President, Chief Financial Officer, General Counsel and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

C-1

Exhibit D

Resolutions of the Board of Sierra Management, Inc.

WHEREAS, the Board hereby (i) determined that the Agreement and Plan of Merger (the “MDLY Merger Agreement”) by and between Sierra Income Corporation, a Maryland corporation (“Sierra”), the Company, and Sierra Management, Inc., a Delaware corporation and a wholly owned subsidiary of Sierra, pursuant to which the Company will, on the terms and subject to the conditions set forth in the MDLY Merger Agreement, merge with and into Merger Sub, with Merger Sub as the surviving company in the merger (the “MDLY Merger”) and the transactions contemplated thereby, including, without limitation, the MDLY Merger, are advisable and fair to, and in the best interests of, the Company and its sole stockholder; (ii) recommended that Sierra, as the Company’s sole stockholder, adopt the MDLY Merger Agreement and approve the MDLY Merger; and (iii) authorized and approved the MDLY Merger substantially upon the terms and conditions set forth in the MDLY Merger Agreement;

WHEREAS, the Company’s sole stockholder previously authorized and approved the MDLY Merger and the other transactions contemplated by the MDLY Merger Agreement in all respects;

WHEREAS, contemporaneously with the MDLY Merger Agreement, Sierra and Medley Capital Corporation, a Delaware corporation (“MCC”), entered into the Agreement and Plan of Merger (the “MCC Merger Agreement”) pursuant to which MCC will, on the terms and subject to the conditions set forth in the MCC Merger Agreement, merge with and into Sierra, with Sierra as the surviving company (the “Combined Company”) in the merger (the “MCC Merger” together with the MDLY Merger, the “Mergers”);

WHEREAS, certain joint transactions contemplated by the Mergers may require exemptive relief from certain provisions of the Investment Company Act of 1940 (the “1940 Act”), which relief must be obtained from the SEC;

WHEREAS, each of the MCC Merger Agreement and the MDLY Merger Agreement are conditioned on the SEC granting an exemptive order to the Company, Sierra, and MCC from Sections 12(d)(3), 57(a)(4) and 60 of the 1940 Act and Rule 17d-1 thereunder to the extent necessary in connection with the transactions contemplated by the MCC Merger Agreement and the MDLY Merger Agreement and thereafter for the Combined Company to operate as an internally managed BDC (the “Order”) that must be in full force and effect as of the closing of the Mergers (the “Effective Time”); and

WHEREAS, the Board has reviewed the exemptive application (the “Exemptive Application”) for the Order, a copy of which was provided to the Board.

NOW, THEREFORE, BE IT RESOLVED, that the Board hereby approves the Exemptive Application, in substantially the form provided in the Board meeting materials;

D-1

FURTHER RESOLVED, that the Board hereby directs that the Authorized Officers submit the Exemptive Application to the SEC for the Order pursuant to the 1940 Act allowing the consummation of the joint transactions contemplated by the Mergers;

FURTHER RESOLVED, that the Authorized Officers be, and each hereby are, authorized for and on behalf of the Company to prepare, execute and file the Exemptive Application with the SEC pursuant to the 1940 Act for the Order and any amendments thereto that such officer deems to be necessary, desirable or appropriate, together with any and all exhibits and documents or supplemental information relating thereto, in connection with the Mergers and that the form or any amendment or supplements thereto will be as approved by the Authorized Officers of the Company executing the same, the approval by the Company of such Authorized Officers to be evidenced conclusively by their execution of the same;

FURTHER RESOLVED, that the Authorized Officers be, and each of them hereby is, authorized and empowered in the name and on behalf of the Company to do or cause to be done all such acts and to sign, execute, certify to, verify, acknowledge, deliver, accept, file, and record any and all such documents as, in the judgment of any such person, are deemed to be necessary, desirable, or appropriate to effect the purposes of these resolutions; and

FURTHER RESOLVED, that for purposes of the foregoing resolutions, the Chief Executive Officer, President, Chief Financial Officer, and Secretary of the Company are Authorized Officers of the Company (collectively, the “Authorized Officers”).

D-2

Appendix A

Simplified Structure before the Completion of both of the Mergers

Simplified Structure Following the Completion of both of the Mergers

Appendix A-1

Simplified Structure Following the Completion of both of the Mergers

Appendix A-2

Appendix B

July 28, 2019

Special Committee of the Board of Directors

of Sierra Income Corporation

c/o Sullivan & Worcester LLP

1666 K Street NW

Washington, D.C. 20006

Ladies and Gentlemen:

We understand that Sierra Income Corporation (“SIC”) proposes to enter into (i) an Amended Agreement and Plan of Merger with Medley Capital Corporation (“MCC”) (the “MCC Agreement”) and (ii) an Amended Agreement and Plan of Merger with Medley Management Inc. (“MDLY”) and a subsidiary of SIC (“Merger Sub”) (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”).

Pursuant to the MCC Agreement and conditioned upon the consummation of the MDLY Merger, MCC will merge with and into SIC, with SIC surviving the merger (the “MCC Merger”), and each issued and outstanding share of MCC Common Stock, par value $0.001 per share (the “MCC Common Stock”) (other than such shares owned by MCC, SIC or any wholly owned subsidiary of MCC or SIC), will be converted into the right to receive between 0.66 and 0.68 shares of SIC common stock, par value $0.001 per share (the “SIC Common Stock”), as determined pursuant to a formula set forth in the MCC Merger Agreement (the “MCC Consideration”).

Pursuant to the MDLY Agreement, MDLY will merge with and into Merger Sub, with Merger Sub surviving the merger (the “MDLY Merger”), and (i) each issued and outstanding share of MDLY Class A Common Stock, par value $0.01 per share (the “MDLY Common Stock”) (other than such shares owned by MDLY, SIC or any wholly owned subsidiary of MDLY or SIC and any dissenting shares (the “Excluded MDLY Shares”)) held by a person other than a unitholder of Medley LLC, a Delaware limited liability company and a subsidiary of MDLY, will be converted into the right to receive (1) 0.2668 shares of SIC Common Stock and (2) cash in an amount equal to $2.96 per such share, (ii) each issued and outstanding share of MDLY Common Stock (other than the Excluded MDLY Shares) held by a unitholder of Medley LLC will be converted into the right to receive (1) 0.2072 shares of SIC Common Stock and (2) cash in an amount equal to $2.66 per such share, and (iii) each restricted stock unit of MDLY outstanding and not previously forfeited, other than those held by non-management directors of MDLY, and each Non-Vesting Medley Restricted Unit (as defined in the MDLY Merger Agreement) will be converted into 0.7079 restricted stock units under the SIC Incentive Plan (as defined in the MDLY Merger Agreement) (all such shares of SIC Common Stock, restricted stock units and cash described in the foregoing clauses (i) through (iii) collectively, the “MDLY Consideration”) and (iv) each issued and outstanding share of MDLY Class B Common Stock, par value $0.01 per share, will be canceled. The MCC Consideration (if applicable) and the MDLY Consideration are collectively referred to herein as the “Total Consideration”. The “Revised Transactions” refer to (A) if the MCC Merger is consummated concurrently with the MDLY Merger, the MCC Merger and MDLY Merger, collectively, or (B) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Merger. The terms and conditions of the Revised Transactions are more fully set forth in the Agreements.

You have asked for our opinion as to (a) if the MCC Merger is consummated concurrently with the MDLY Merger, whether the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, whether the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Appendix B-1

In connection with the opinion set forth herein, we have:

1.	Reviewed certain audited and unaudited financial information, and other business and operating data, regarding SIC, MCC and MDLY;

2.	Reviewed certain financial projections relating to MCC (the “MCC Projections”) prepared by the management of MDLY, which manages MCC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MCC Projections;

3.	Reviewed certain financial projections relating to MDLY prepared by the management of MDLY (the “MDLY Projections”) and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the MDLY Projections;

4.	Reviewed certain financial projections relating to SIC (the “SIC Projections”) prepared by the management of MDLY, which manages SIC, and discussed with the management of MDLY its assessment as to the relative likelihood of achieving the SIC Projections;

5.	Discussed the past and current business, operations, financial condition and prospects of each of MCC and MDLY with members of senior management of MDLY, and discussed the past and current business, operations, financial condition and prospects of SIC, including after giving effect to the Revised Transactions and the strategic and financial benefits anticipated by the management of MDLY to result therefrom, with members of senior management of MDLY;

6.	Reviewed the recent stock price performance and trading activity of the MDLY Common Stock, and the financial performance of MDLY;

7.	Reviewed the recent stock price performance and trading activity of the MCC Common Stock, and the financial performance of MCC, and a comparison with that of certain other comparable companies the securities of which are publicly traded, and that are, in our judgment, comparable in certain respects to MCC;

8.	Reviewed the anticipated pro forma impact of the Revised Transactions on SIC’s net interest income, net asset value and financial ratios;

9.	Reviewed the financial terms, to the extent publicly available, of certain comparable acquisition transactions;

10.	Reviewed the Tax Receivable Agreement, dated September 23, 2014, between MDLY and the holders of units in Medley LLC (the “TRA”), and the proposed treatment of the TRA under the Agreements;

11.	Reviewed the stipulation and agreement of compromise and settlement dated July 24, 2019, among MCC, Brook Taube, Seth Taube, Jeff Tonkel, Mark Lerdal, Karin Hirtler-Garvey, John E. Mack, Arthur S. Ainsberg, MDLY, MCC Advisors LLC, Medley LLC and Medley Group LLC, on the one hand, and FrontFour Capital Group LLC and FrontFour Master Fund, Ltd., on behalf of themselves and a class of similarly situated stockholders of MCC (collectively, the “Plaintiffs”), on the other hand (the “Final Settlement Agreement,” and the litigation to which such Final Settlement Agreement relates, the “Litigation”), which provides for payment of $17 million in cash and issuance of SIC Common Stock with a value of $30 million, calculated as provided in the Final Settlement Agreement, to a settlement fund if the MCC Merger is consummated (the “Settlement Liability”);

12.	Reviewed drafts of the Agreements, each dated July 26, 2019 (the “Draft Agreements”) and certain related documents; and

13.	Performed such other analyses and considered such other factors as we have deemed appropriate.

We have assumed and relied upon, without independent verification, the accuracy and completeness of the information that was publicly available or supplied or otherwise made available to us by SIC, MCC or MDLY, and that formed a substantial basis for this opinion. We have further relied upon assurances of the management of MDLY, which also manages SIC and MCC, that they are not aware of any facts or circumstances that would make such information inaccurate or misleading and that there has not been any material change in the assets, financial condition, results of operations, business or prospects of SIC, MCC or MDLY since the respective dates of the most recent financial statements and other information, financial or otherwise, relating to SIC, MCC or MDLY, respectively, made available to us by the SIC, MCC or MDLY.

Appendix B-2

We have assumed with your consent that:

1.	The final executed Agreements will not differ in any respect material to our analysis or this opinion from the Draft Agreements;

2.	The MCC Projections and the MDLY Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages MCC, of the future financial performance of each of MCC and MDLY on a standalone basis, respectively;

3.	The SIC Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of MDLY, which manages SIC, of the future financial performance of SIC on a standalone basis, following the acquisition of MDLY only and following the acquisition of both MCC and MDLY, respectively;

4.	The Revised Transactions will be consummated in accordance with the terms set forth in the Agreements without any waiver, amendment or delay of any terms or conditions in any manner that would be material to our opinion;

5.	The revenues and earnings projected in the SIC Projections (and, following the Revised Transactions, the revenues and earnings projected in the MCC Projections and the MDLY Projections) will be realized in the amounts and at the times projected in all respects material to our analysis;

6.	The Revised Transactions will not result in the assumption or other acquisition of any tax, regulatory or other liabilities (including liabilities of MCC and MDLY and their respective subsidiaries) other than the Settlement Liability and those provided for in the Agreements, and we have assumed with your consent that (i) the total consideration payable by SIC pursuant to the MDLY Merger was negotiated to reflect a reduction equal to the Settlement Liability and (ii) the assumption or other acquisition of liabilities provided for in the Agreements (other than the Settlement Liability) would not have a material impact on the value of SIC;

7.	The rate of taxation applied to certain earnings of SIC included in the SIC Projections and the rate of taxation applicable to MDLY included in the MDLY Projections will be experienced as projected following consummation of the Revised Transactions;

8.	In connection with the receipt of all the necessary governmental, regulatory or other approvals and consents required for the Revised Transactions, no delays, limitations, conditions (including any required divestitures) or restrictions will be imposed that would have a material adverse effect on the contemplated benefits expected to be derived in the Revised Transactions;

9.	The representations and warranties of SIC, MCC and MDLY contained in the Agreements are accurate and complete in all respects material to our analysis; and

10.	The MCC Merger will qualify for federal income tax purposes as a reorganization under the provisions of Section 368(a) of the Internal Revenue Code of 1986, as amended.

We have further advised you of the following several important factors and assumptions that underlie our opinion expressed herein, in each case which form the bases for the analysis we have used in reaching the opinion expressed herein, and we would be unable to deliver this opinion were any of these factors or assumptions to be incorrect in any material respect:

1.	First, it is our view that, were the shares of SIC Common Stock to be listed and traded on a national securities exchange, including following consummation of the Revised Transactions, such shares, on a fully distributed basis, would trade at a substantial discount to SIC’s net asset value.

2.	Second, we have assumed with your consent that SIC and its affiliates (including MDLY), pro forma for the Revised Transactions, would, absent the tax relief afforded by the cancellation of and transfer of benefits under the TRA, pay taxes in the full amounts and at the times projected by the management of MDLY and that the taxes resulting from the results of operations of MDLY in each year in which tax benefits are available under the TRA would be in excess of the tax benefits afforded by the TRA.

Appendix B-3

3.	Third, we have assumed with your consent that MDLY, following its acquisition by SIC, will be treated as a portfolio investment of SIC for accounting purposes and that MDLY’s financial results will not be consolidated into the financial statements of SIC.

4.	Fourth, we have assumed with your consent that the United States Securities and Exchange Commission (the “SEC”) will grant exemptive relief requested by SIC, MDLY, MCC and certain of their subsidiaries pursuant to an application initially filed on November 6, 2018 (as amended and restated on December 21, 2018, February 7, 2019 and February 15, 2019), without qualification or modification, with respect to the Revised Transactions and that if the MCC Merger is not consummated concurrently with the MDLY Merger, the SEC will grant substantially similar exemptive relief with respect to the MDLY Merger.

5.	Fifth, (i) the Final Settlement Agreement will be approved without amendment or modification in any material respect by the Delaware Court of Chancery and will not be appealed, modified, or otherwise amended or changed thereafter, (ii) the Settlement Liability (as provided for in the Final Settlement Agreement) will not, under any circumstances, exceed $47 million, calculated as described above and in the Final Settlement Agreement, (iii) neither the Final Settlement Agreement, the Delaware Court of Chancery, nor any other court or regulatory body will impose any obligations on any of SIC, MCC or MDLY in connection with the Revised Transactions or otherwise beyond those contemplated by the Final Settlement Agreement, and (iv) the legal fees and expenses of the Plaintiffs in connection with the matters and disputes referred to in the Final Settlement Agreement and in connection with any other litigation in connection with the Original Transactions (as defined below) which are reimbursable by any or all of MDLY, MCC or SIC have not exceeded, and will not exceed, $15 million and will be covered all or in substantial part by applicable insurance, and all other defense fees and costs in connection with the Litigation will be covered by insurance.

We are not legal, tax, accounting, or regulatory advisors. We are financial advisors only and have relied upon, without independent verification, the assessments of SIC and its legal, tax, accounting, and regulatory advisors with respect to legal, tax, accounting, and regulatory matters.

We have not made any independent valuation or appraisal of SIC, MCC, MDLY or their respective assets or liabilities, we have not relied upon any such valuations or appraisals furnished to us, and this opinion does not constitute or imply any particular valuation of SIC. In arriving at our opinion, we have not conducted a physical inspection of SIC, MCC, MDLY or their respective assets. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof may affect this opinion and the assumptions used in preparing it, and we do not assume any obligation to update, revise or reaffirm this opinion. Without limiting the generality of the foregoing, and other than as provided above, this opinion does not in any manner address the prices at which the SIC Common Stock will trade after the announcement or consummation of the Revised Transactions or at any other time.

We acted as financial advisor to the Special Committee of the Board of Directors of SIC (the “Special Committee”) and provided a fairness opinion dated August 9, 2018, in connection with the transactions contemplated by the Agreement and Plan of Merger between SIC and MCC dated August 9, 2018, and (ii) the Agreement and Plan of Merger between MDLY and a subsidiary of SIC dated August 9, 2018 (the transactions contemplated by such agreements, the “Original Transactions”). We received fees for our services from SIC in connection with that representation, and in addition we were reimbursed our out-of-pocket and legal expenses. Pursuant to an amendment dated April 17, 2019 (the “Amendment”), to the engagement letter between Broadhaven Securities LLC and the Special Committee dated July 2, 2018 (the “Engagement Letter”), we have acted as financial advisor to the Special Committee in connection with the Revised Transactions. Pursuant to such Amendment, we have received a retainer fee, we will receive a fee for rendering this opinion, and we will receive a fee upon closing of the Revised Transactions, and, if the Revised Transactions are not consummated, under certain circumstances, we will receive a separate fee for our work in connection with the Revised Transactions, which fees are in addition to those paid under the Engagement Letter. SIC’s agreement under the Engagement Letter to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement also continues in full force and effect.

Appendix B-4

Other than as described herein, in the two years prior to the date hereof, we have not provided services to SIC or MCC, but we have provided financial advisory services to MDLY as disclosed in the Engagement Letter. We may seek to provide financial advisory and other services to SIC or MDLY in the future, and we would expect to receive fees for rendering those services.

This opinion has been approved by a committee of Broadhaven Capital Partners in accordance with our customary practice. This opinion is for the information of the Special Committee (in their capacity as such) in its evaluation of the Revised Transactions. This opinion does not constitute a recommendation as to how any stockholder of SIC, MCC or MDLY should vote with respect to the Revised Transactions or any other matter. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision by SIC to proceed with or effect the Revised Transactions or the likelihood of consummation of the Revised Transactions. We have only reviewed the fairness to SIC from a financial point of view, as of the date hereof, of (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, and we are not expressing any opinion as to the relative proportion of cash and shares of SIC Common Stock constituting the MDLY Consideration. Furthermore, we have not given any advice as to, nor does our opinion in any way address, (i) the fairness (financial or otherwise) or adequacy of the amount of cash or SIC Common Stock payable pursuant to the Settlement Liability or (ii) the fairness (financial or otherwise) of the Revised Transactions to any person or entity (including but not limited to MDLY or MCC or their respective stockholders) other than SIC, and this opinion may not be used or referred to in a manner inconsistent with the foregoing. Our opinion does not address the relative merits of the Revised Transactions as compared to any other transaction or business strategy in which SIC might engage, the decision of whether or not to solicit indications of interest from, or the terms or conditions on which to engage in any discussions with, any third parties regarding a transaction with SIC, or any other aspects of the Revised Transactions not expressly addressed in this opinion. This opinion does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Revised Transactions, or any such class of persons, relative to the Total Consideration. This opinion also does not address the fairness (financial or otherwise) of the amount, nature or any other aspect of any consideration payable to one class of securityholders of any party to the Revised Transactions, relative to any other class of securityholders of such party. This opinion may not be quoted or referred to orally or in writing, or reproduced or disseminated, by SIC or its agents, without our prior written consent, except that a copy of this opinion may be included in its entirety and, subject to our prior review and approval (not to be unreasonably withheld or delayed), any summary of, or other description of, this opinion may be included, if required by applicable law or the rules and regulations of any applicable stock exchange, in any filing made by SIC in respect of the Revised Transactions with the SEC or such exchange.

Based on and subject to the foregoing, including the various assumptions, limitations and qualifications set forth herein, we are of the opinion that, as of the date hereof, (a) if the MCC Merger is consummated concurrently with the MDLY Merger, the Total Consideration to be paid and issued by SIC in the Revised Transactions, considered as a whole and not in separate parts, is fair to SIC from a financial point of view, and (b) if the MCC Merger is not consummated concurrently with the MDLY Merger, the MDLY Consideration to be paid and issued by SIC in the MDLY Merger, considered as a whole and not in separate parts, is fair to SIC from a financial point of view.

Very truly yours,

/s/ Broadhaven Capital Partners
Broadhaven Capital Partners

Appendix B-5

Appendix C

July 28, 2019

Special Committee of the Board of Directors

Medley Capital Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

Ladies and Gentlemen:

Medley Capital Corporation (the “Company”) and Sierra Income Corporation (“SIC”) are proposing to enter into an Amended and Restated Agreement and Plan of Merger (the “MCC Agreement”) (which MCC Merger Agreement amends and restates in its entirety that certain Agreement and Plan of Merger dated as of August 9, 2018) pursuant to which the Company will merge with and into SIC, with SIC being the surviving corporation (the “MCC Merger”). In addition, contemporaneously with the execution of the MCC Agreement, SIC, its wholly-owned subsidiary, Sierra Management Inc. (“Merger Sub”), and Medley Management Inc. (“MDLY”) are proposing to enter into a separate Amended and Restated Agreement and Plan of Merger (the “MDLY Agreement” and, together with the MCC Agreement, the “Agreements”) pursuant to which MDLY will merge with and into Merger Sub, with Merger Sub being the surviving corporation (the “MDLY Merger” and, together with the MCC Merger, the “Mergers”). The MCC Agreement provides that the closing of the MCC Merger is conditioned upon the closing of the MDLY Merger. Pursuant to the terms of the MCC Agreement, at the Effective Time, each share of common stock, par value $0.001 per share, of the Company (“Company Common Stock”) issued and outstanding immediately prior to the Effective Time, excluding certain shares of Company Common Stock as specified in the MCC Agreement, will be converted into the right to receive between 0.66 and 0.68 of a share of common stock (“SIC Common Stock”), par value $0.001 per share, of SIC (the “Merger Consideration”), depending on the amount of the costs, fees and expenses of plaintiffs’ counsel in connection with that certain pending MCC stockholder class action styled In re Medley Capital Corporation Stockholder Litigation, C.A. No. 2019-0100-KSJM (the “FrontFour Action”). Capitalized terms used herein without definition have the meanings assigned to them in the MCC Agreement. The terms and conditions of the Mergers are more fully set forth in the Agreements. Prior to or at the time that the MCC Merger Agreement is entered into, the parties to the FrontFour Action will enter into a Stipulation of Settlement (the “Stipulation”) providing for, among other things, the distribution of $17 million in cash and $30 million of SIC Common Stock (net of deductions) to eligible members of the plaintiff class who hold Company Common Stock as of the closing of the MCC Merger (the “FrontFour Settlement Distribution” and, together with the Mergers, the “Transaction”). You have requested our opinion as to the fairness, from a financial point of view, of the Merger Consideration, taken together with the payment of cash and SIC Common Stock in the FrontFour Settlement Distribution, to the holders of Company Common Stock (other than SIC, MDLY and their respective affiliates and those holders of Company Common Stock who are not eligible to fully participate in the FrontFour Settlement Distribution (collectively, the “Excluded Holders”)).

Sandler O’Neill & Partners, L.P. (“Sandler O’Neill”, “we” or “our”), as part of its investment banking business, is regularly engaged in the valuation of financial services companies and their securities in connection with mergers and acquisitions and other corporate transactions. In connection with this opinion, we have reviewed and considered, among other things: (i) an execution version of the MCC Agreement, the MDLY Agreement and the Stipulation; (ii) certain publicly available financial statements and other historical financial information of the Company, SIC and MDLY that we deemed relevant; (iii) certain financial projections for the Company, SIC and MDLY for the calendar years 2019 and 2020 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY (which is the parent of the investment advisers that externally manage and advise the Company and SIC); (iv) the pro forma financial impact of the Transaction on SIC and also with respect to certain financial metrics of the Company, based on certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by the senior management of MDLY; (v) the publicly reported historical price and trading activity for Company Common Stock and the common stock of MDLY (“MDLY Common Stock”); (vi) a comparison of certain financial information for the Company and SIC with similar companies for which information is publicly available; (vii) certain financial information for asset management companies for which information is publicly available; (viii) the financial terms of certain recent business combinations in the business development company industry, to the extent publicly available, as well as the proposed amended and restated financial terms of the MDLY Merger; (ix) the current market environment generally and the business development company industry environment in particular; and (x) such other information, financial studies, analyses and investigations and financial, economic and market criteria as we considered relevant. We also discussed with certain members of the senior management of MDLY and its representatives the respective businesses, financial condition, results of operations and prospects of the Company, SIC and MDLY.

Appendix C-1

In performing our review, we have relied upon the accuracy and completeness of all of the financial and other information that was available to and reviewed by us from public sources, that was provided to us by the Company, SIC, MDLY or their respective representatives or that was otherwise reviewed by us, and we have assumed such accuracy and completeness for purposes of rendering this opinion without any independent verification or investigation. We further have relied on the assurances of the senior management of MDLY that it is not aware of any facts or circumstances that would make any of such information inaccurate or misleading. We have not been asked to undertake, and have not undertaken, an independent verification of any of such information and we do not assume any responsibility or liability for the accuracy or completeness thereof. We did not make an independent evaluation or perform an appraisal of the specific assets, the collateral securing assets or the liabilities (contingent or otherwise) of the Company, SIC, MDLY or any of their respective subsidiaries, nor have we been furnished with any such evaluations or appraisals. We render no opinion or evaluation on the collectability of any assets or the future performance of any loans or other investments of the Company or SIC. We have not reviewed any individual credit files relating to the Company or SIC.

In preparing its analyses, Sandler O’Neill used certain financial projections for the Company, SIC and MDLY for the calendar years 2019 and 2020 and estimated net asset values of the Company and SIC, all as provided by the senior management of MDLY. Sandler O’Neill also received and used in its pro forma analyses certain assumptions relating to cost savings, purchase accounting adjustments, transaction expenses and tax benefits, as provided by the senior management of MDLY. With respect to the foregoing information, the senior management of MDLY confirmed to us that such information reflected the best currently available estimates and judgments of such senior management as to the future financial performance of the Company, SIC and MDLY and the other matters covered thereby. We assumed that the future financial performance reflected in all of the foregoing information used by Sandler O’Neill would be achieved, and we express no opinion as to such information, or the assumptions on which such information is based. We have also assumed that there has been no material change in the respective assets, financial condition, results of operations, businesses or prospects of the Company, SIC or MDLY since the date of the most recent financial statements made available to us. We have assumed in all respects material to our analyses that the Company, SIC and MDLY will remain as going concerns for all periods relevant to our analyses.

We have also assumed, with your consent, that (i) each of the parties to the Agreements will comply in all material respects with all material terms and conditions of the Agreements and all related agreements, that all of the representations and warranties contained in such agreements are true and correct in all material respects, that each of the parties to such agreements will perform in all material respects all of the covenants and other obligations required to be performed by such party under such agreements and that the conditions precedent in such agreements are not and will not be waived, (ii) in the course of obtaining the necessary regulatory or third party approvals, consents and releases with respect to the Transaction, no delay, limitation, restriction or condition will be imposed that would have an adverse effect on the Company, SIC, MDLY or the benefits contemplated by the Transaction or any related transaction, (iii) the Transaction and any related transactions (including, without limitation, the acquisition by MDLY of all of the outstanding units of its subsidiary Medley LLC not already owned by MDLY, the termination by MDLY of its existing tax receivables agreement and the final dividend to be paid by MCC pursuant to the MCC Agreement) will be consummated in accordance with the terms of the Agreements or as otherwise described to us by representatives of the Company without any waiver, modification or amendment of any material term, condition or agreement and in compliance with all applicable laws and other requirements, and (iv) the MCC Merger will qualify as a tax-free reorganization for federal income tax purposes.

Appendix C-2

Finally, with your consent, we have relied upon the advice that the Company has received from its legal, accounting and tax advisors as to all legal, accounting and tax matters relating to the Transaction and the other transactions contemplated by the Agreements. We express no opinion as to any such matters.

Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. Events occurring after the date hereof could materially affect this opinion. We have not undertaken to update, revise, reaffirm or withdraw this opinion or otherwise comment upon events occurring after the date hereof. We express no opinion as to the trading values of Company Common Stock, SIC Common Stock or MDLY Common Stock at any time or what the value of SIC Common Stock will be once it is actually received by the holders of Company Common Stock.

We have acted as the financial advisor to the Special Committee of the Board of Directors of the Company in connection with the MCC Merger and will receive a fee for our services, the substantial portion of which fee is contingent upon consummation of the MCC Merger. We will also receive a fee for rendering this opinion. The Company has also agreed to indemnify us against certain claims and liabilities arising out of our engagement and to reimburse us for certain of our out-of-pocket expenses incurred in connection with our engagement. In connection with our engagement, we were not asked to, and did not, solicit indications of interest in a potential transaction with the Company from other parties, nor were we asked to, and we did not, participate in the negotiation or structuring of the FrontFour Settlement Distribution. We have not provided any other investment banking services to the Company, SIC or MDLY in the two years preceding the date of this opinion. In the ordinary course of our business as a broker-dealer, we may purchase securities from and sell securities to the Company, SIC, MDLY and their respective affiliates. We may also actively trade the equity and debt securities of the Company, MDLY and their respective affiliates for our own account and for the accounts of our customers.

Our opinion is directed to the Special Committee of the Board of Directors of the Company (in its capacity as such) in connection with its consideration of the MCC Agreement and the MCC Merger and does not constitute a recommendation to any shareholder of the Company as to how any such shareholder should vote at any meeting of shareholders called to consider and vote upon the approval of the MCC Agreement and the MCC Merger. Our opinion is directed only to the fairness, from a financial point of view, of the Merger Consideration, to the extent expressly specified herein, to the holders of Company Common Stock (other than Excluded Holders) and does not address the underlying business decision of the Company to engage in the MCC Merger, the form or structure of the Transaction or any other transactions contemplated in the Agreements, the relative merits of the Transaction as compared to any other alternative transactions or business strategies that might exist for the Company or the effect of any other transaction in which the Company might engage (including, without limitation, the MCC Merger as originally agreed upon in August 2018). We also do not express any opinion as to the fairness of the amount or nature of the compensation to be received in the Transaction by any officer, director or employee of the Company or SIC, or any class of such persons, if any, relative to the compensation to be received in the Transaction by any other shareholder. We further express no opinion as to the fairness of the consideration to be paid by SIC in connection with the MDLY Merger (including, without limitation, the relative fairness of such consideration and the Merger Consideration), the fairness of the amounts to be distributed in the FrontFour Settlement Distribution or any other term or aspect of the settlement of the FrontFour Action or the fairness of any term or aspect of the new investment advisory agreement to be entered into by SIC, which is to be effective as of the Effective Time. This opinion has been approved by Sandler O’Neill’s fairness opinion committee. This opinion shall not be reproduced without Sandler O’Neill’s prior written consent; provided, however, Sandler O’Neill will provide its consent for the opinion to be included in regulatory filings to be completed in connection with the MCC Merger.

Based upon and subject to the foregoing, it is our opinion that, as of the date hereof, the Merger Consideration, taken together with the payment of cash and SIC Common Stock in the FrontFour Settlement Distribution, is fair to the holders of Company Common Stock (other than Excluded Holders) from a financial point of view.

Very truly yours,

Appendix C-3

Appendix D

745 Seventh Avenue New York, NY 10019 United States

CONFIDENTIAL

July 28, 2019

Special Committee of the Board of Directors of Medley Management Inc.
280 Park Avenue

6th Floor East

New York, NY 10017

Ladies and Gentlemen:

We understand that Medley Management Inc. (the “Company”) intends to enter into a transaction with Sierra Income Corporation (“SIC”) pursuant to which the Company will merge with and into Sierra Management, Inc., a Delaware corporation and wholly-owned subsidiary of SIC (“Merger Sub”); and each share of Class A Common Stock, par value $0.01 per share, of the Company (the “Company Shares”), issued and outstanding (other than Company Shares owned by SIC or any wholly-owned subsidiary of SIC or the Company and any dissenting shares) held by Public Stockholders (as defined below) shall be converted into the right to receive (i) $2.96 and (ii) .2668 shares of the common stock, par value $0.001 per share, of SIC (the “SIC Shares”), (together, the “Consideration”) (the “SIC Merger”). We understand that concurrently with the SIC Merger, SIC intends to enter into a transaction with Medley Capital Corporation (“MCC”) pursuant to which MCC will merge with and into SIC, with SIC continuing as the surviving corporation (the “MCC Merger”). The terms and conditions of the SIC Merger are set forth in more detail in the Agreement and Plan of Merger by and among the Company, SIC and Merger Sub dated as of July 28, 2019 (the “Agreement”). The terms and conditions of the MCC Merger are set forth in more detail in the Agreement and Plan of Merger by and between MCC and SIC, dated as of July 28, 2019) (the “MCC Agreement”). The summary of the SIC Merger and the MCC Merger set forth above is qualified in its entirety by the terms of the Agreement and the MCC Agreement, respectively. References herein to the Proposed Transaction should be considered as references to the SIC Merger, assuming, at the instruction of the Special Committee (as defined below), that the MCC Merger is consummated substantially concurrently with the SIC Merger and alternatively, assuming, at the Special Committee’s instruction, that the MCC Merger is not consummated and that MCC terminates the MCC Investment Advisory Agreement (as defined below).

We have been requested by the Special Committee of the Board of Directors of the Company (the “Special Committee”) to render our opinion with respect to the fairness, from a financial point of view, to the non-management holders of Company Shares (the “Public Stockholders”) of the Consideration to be offered to such stockholders in connection with the Proposed Transaction. We have not been requested to opine as to, and except as expressly set forth herein with respect to the assumption, at the Special Committee’s instruction, that the MCC Merger is consummated substantially concurrently with the SIC Merger and the alternative assumption, at the Special Committee’s instruction, that the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement, our opinion does not in any manner address the MCC Merger or the MCC Merger Agreement. We have not been requested to opine as to, and our opinion does not in any manner address, the Company’s underlying business decision to proceed with or effect the SIC Merger or the likelihood of consummation of either the MCC Merger or the SIC Merger. In addition, we express no opinion on, and our opinion does not in any manner address, the fairness of the amount or the nature of any compensation to any officers, directors or employees of any of the parties to the Proposed Transaction, or any class of such persons, relative to the Consideration to be offered to the Public Stockholders in the Proposed Transaction. Furthermore, we express no opinion on, and our opinion does not in any manner address, the relative fairness as to the amount or the nature of the Consideration to be paid in the Proposed Transaction, whether (A) the MCC Merger is consummated substantially concurrently with the SIC Merger or (B) the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement. Our opinion does not address the relative merits of the Proposed Transaction as compared to any other transaction or business strategy in which the Company might engage.

Appendix D-1

745 Seventh Avenue New York, NY 10019 United States

In arriving at our opinion, we reviewed and analyzed: (1) the Agreement, and the specific terms of the Proposed Transaction; (2) the MCC Agreement; (3) publicly available information concerning the Company that we believe to be relevant to our analysis, including its Annual Report on Form 10-K for the fiscal year ended December 31, 2018 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2019; (4) financial and operating information with respect to the business, operations and prospects of the Company furnished to us by the Company and financial projections of the Company prepared by management of the Company assuming that the MCC Investment Advisory Agreement is not terminated (the “Company Projections with MCC Investment Advisory Agreement”) and alternatively, assuming that MCC terminates the MCC Investment Advisory Agreement (the “Company Projections without MCC Investment Advisory Agreement,” and together with the Company Projections with MCC Investment Advisory Agreement, the “Company Projections”); (5) financial and operating information with respect to the business, operations and prospects of MCC and SIC, including financial projections of each of MCC and SIC, prepared by management of the Company as investment advisor and manager of MCC and SIC, respectively (the “Counterparties’ Projections”); (6) pro forma financial projections for SIC after giving effect to the Proposed Transaction, including cost savings, operating synergies and other strategic benefits, assuming that the MCC Merger is consummated substantially concurrently with the Proposed Transaction (the “SIC/MCC Pro Forma Projections”); (7) pro forma financial projections for SIC after giving effect to the Proposed Transaction, including cost savings, operating synergies and other strategic benefits, assuming that the MCC Merger is not consummated substantially concurrently with the Proposed Transaction and that MCC terminates the MCC Investment Advisory Agreement (the “SIC Pro Forma Projections,” and together with the SIC/MCC Pro Forma Projections, the “Pro Forma Projections”); (8) a trading history of the Company Shares from September 24, 2014 to July 26, 2019 and a trading history of the MCC Shares from September 24, 2014 to July 26, 2019; (9) a comparison of the historical dividend performance of the Company with those of the MCC and SIC; (10) a comparison of the historical financial results and present and projected financial condition of other asset management companies (“AMCs”) that we deemed relevant; (11) a comparison of the financial terms of the Proposed Transaction with the financial terms of certain other transactions involving AMCs that we deemed relevant; (12) published estimates of one independent research analyst with respect to the future financial performance and price target of the Company; (13) a comparison of the pro forma market position of SIC following the Proposed Transaction with those of other business development companies that we deemed relevant; (14) information provided to us by the Company and its advisors with respect to the results of previous efforts by the Company and its advisors to solicit indications of interest from third parties with respect to a sale of the Company; (15) the Investment Advisory Agreement between SIC and SIC Advisors LLC (an affiliate of the Company), dated April 5, 2012; and (16) the Amended and Restated Investment Management Agreement between MCC and MCC Advisors LLC (an affiliate of the Company), dated January 19, 2014 (the “MCC Investment Advisory Agreement”). In addition, we have had discussions with the management of the Company, including in its capacity as investment advisor and manager of MCC and SIC, respectively, concerning the business, operations, assets, financial condition and prospects of each of the Company, MCC and SIC and of SIC individually and on a pro forma basis and have undertaken such other studies, analyses and investigations as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the financial and other information used by us without any independent verification of such information (and have not assumed responsibility or liability for any independent verification of such information) and have further relied upon the assurances of the management of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of the Company, including that if the MCC Investment Advisory Agreement is not terminated that the Company will perform substantially in accordance with the Company Projections with MCC Investment Advisory Agreement and if the MCC Investment Advisory Agreement is terminated that the Company will perform substantially in accordance with the Company Projections without MCC Investment Advisory Agreement. With respect to the Counterparties’ Projections, upon the advice of management of the Company, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company and of its subsidiary that is the investment advisor and manager of MCC and SIC, respectively, as to the future financial performance of each of MCC and SIC. We have also assumed that each will perform substantially in accordance with such projections. With respect to the SIC/MCC Pro Forma Projections we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of SIC and MCC on a combined basis and that SIC will perform substantially in accordance with such projections, assuming the MCC Merger is consummated and, with respect to the SIC Pro Forma Projections, we have assumed that such projections have been reasonably prepared on a basis reflecting the best currently available estimates and judgments of management of the Company as to the future financial performance of SIC and that SIC will perform substantially in accordance with such projections, assuming the MCC Merger is not consummated and the MCC Investment Advisory Agreement is terminated. Pursuant to the Special Committee’s instructions, we have relied on and utilized the Company Projections, the Counterparties’ Projections and the Pro Forma Projections in connection with our analysis and our opinion. We assume no responsibility for and we express no view as to any such projections or estimates or the assumptions on which they are based. In arriving at our opinion, we have not conducted a physical inspection of the properties and facilities of the Company and have not made or obtained any evaluations or appraisals of the assets or liabilities of the Company. In addition, you have not authorized us to solicit, and we have not solicited, any indications of interest from any third party with respect to the purchase of all or a part of the Company’s business. Our opinion necessarily is based upon market, economic and other conditions as they exist on, and can be evaluated as of, the date of this letter. We assume no responsibility for updating or revising our opinion based on events or circumstances that may occur after the date of this letter. We express no opinion as to the prices at which the Company Shares would trade following the announcement of the Proposed Transaction or prices at which SIC Shares would trade following consummation SIC Merger and/or the MCC Merger whether the MCC Merger is consummated substantially concurrently with the SIC Merger or the MCC Merger is not consummated and MCC terminates the MCC Investment Advisory Agreement. Our opinion should not be viewed as providing any assurance that the market value of the SIC Shares to be held by the stockholders of the Company after the consummation of the SIC Merger and/or the MCC Merger will be in excess of the market value of common stock of the Company owned by such stockholders at any time prior to the announcement or consummation of the SIC Merger and/or the MCC Merger.

Appendix D-2

745 Seventh Avenue New York, NY 10019 United States

We have assumed the accuracy of the representations and warranties contained in the Agreement and all agreements related thereto. We do not express any opinion as to any tax or other consequences that might result from the SIC Merger or the MCC Merger, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand that the Company has obtained such advice as it deemed necessary from qualified professionals.

Based upon and subject to the foregoing, we are of the opinion as of the date hereof that, from a financial point of view, the Consideration to be offered to the Public Stockholders in the Proposed Transaction is fair to such stockholders.

We have acted as financial advisor to the Special Committee in connection with the Proposed Transaction and will receive fees for our services a portion of which was payable upon the rendering of a prior opinion, a portion of which is payable upon rendering this opinion and a portion of which is contingent upon the consummation of the SIC Merger. In addition, the Company has agreed to reimburse our reasonable expenses and indemnify us for certain liabilities that may arise out of our engagement. We have performed various investment banking services for the Company, SIC and MCC in the past, and expect to perform such services in the future, and have received, and expect to receive, customary fees for such services. However, in the past two years, we have not performed any investment banking or financial services for the Company, SIC or MCC for which we have earned fees.

Barclays Capital Inc., its subsidiaries and its affiliates engage in a wide range of businesses, including investment and commercial banking, lending, asset management and other financial and nonfinancial services. In the ordinary course of our business, we and our affiliates may actively trade and effect transactions in the equity, debt and/or other securities (and any derivatives thereof) and financial instruments (including loans and other obligations) of the Company, SIC and MCC for our own account and for the accounts of our customers and, accordingly, may at any time hold long or short positions and investments in such securities and financial instruments.

This opinion, the issuance of which has been approved by our Fairness Opinion Committee, is for the use and benefit of the Special Committee and, to the extent determined by the Special Committee, the Board of Directors of the Company and is rendered to the Special Committee in connection with its consideration of the Proposed Transaction. This opinion is not intended to be and does not constitute a recommendation to any Public Stockholder of the Company as to how such stockholder should vote with respect to the Proposed Transaction.

Very truly yours,

BARCLAYS CAPITAL INC.

Appendix D-3